As confidentially submitted to the Securities and Exchange Commission on April 12, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CIRCLE INTERNET FINANCIAL LIMITED*

(Exact name of registrant as specified in its charter)

Ireland	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

99 High Street, Suite 1701

Boston, MA 02110

(617) 326-8326

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeremy Allaire

Chairman and Chief Executive Officer

99 High Street, Suite 1701

Boston, MA 02110

(617) 326-8326

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard D. Truesdell, Jr. Dan Gibbons Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Heath Tarbert Chief Legal Officer & Head of Corporate Affairs 99 High Street, Suite 1701 Boston, MA 02110 (617) 326-8326	Ryan J. Dzierniejko Dwight S. Yoo Jeffrey A. Brill Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*	Prior to the effectiveness of this registration statement, the registrant intends to change its domicile from the Republic of Ireland to the State of Delaware and change its name to Circle Internet Group, Inc.

Explanatory note

Prior to the effectiveness of this registration statement, we intend to change our domicile from the Republic of Ireland to the State of Delaware and change our name to Circle Internet Group, Inc. (the “Redomiciliation”). The information in this registration statement has been prepared to reflect the Redomiciliation.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated     , 2024

    shares

Common stock

This is an initial public offering of shares of common stock by Circle Internet Group, Inc. We are offering      shares of common stock and the selling stockholders identified in this prospectus are offering      shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The initial public offering price is expected to be between $     and $     per share.

Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the      (the “Exchange”) under the symbol “CRCL”.

In this prospectus, we have taken advantage of the reduced disclosure obligations available to an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). See “Prospectus summary—Implications of this offering qualifying for emerging growth company treatment.”

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 25 of this prospectus.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds to us, before expenses	$	$

Proceeds to the selling stockholders, before expenses	$	$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to      and      additional shares of common stock, respectively, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about     , 2024 through the book-entry facilities of The Depository Trust Company.

J.P. Morgan

     , 2024

In this prospectus, unless otherwise indicated or the context otherwise requires, “Circle,” the “Company,” “we,” “us,” and similar terms refer to Circle Internet Financial Limited and its consolidated subsidiaries prior to the Redomiciliation and Circle Internet Group, Inc. and its consolidated subsidiaries after the Redomiciliation.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you.

We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of any securities. Our business, financial condition, results of operations, and prospects may have changed since the date of this prospectus.

i

Until      , 2024 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Trademarks

We own various trademark registrations and applications, and unregistered trademarks. All other trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Market and industry data

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies, and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

ii

Founder’s letter

To understand Circle and the historic opportunity before us, I want to take you through the journey I’ve been on, how it led to the vision behind the founding of Circle, and then through the path of execution that leads us here today. I also want to share with you my thoughts on what it means for Circle to become a public company, and how I think about Circle becoming a game-changing leader in the global financial system in the coming decade.

Becoming an internet maximalist

I was fortunate to have been brought up with an Apple II computer in my home, and gained access to the pre-internet online world in the early 1980s. With limited means, this was a big deal. I was also brought up by parents whose worldview and moral philosophy was shaped by the idea that if we could connect more deeply with people, and connect people around the world, that we could drive transformative and positive outcomes for the world.

As a political science, philosophy, and economics student in college, my worldview was anchored in a belief that countries with free information and free markets who connected and traded together would lead to a world of greater political and economic stability. It was during that time, in 1990, that I got hooked on the internet—the pre-commercial version of command-lines, weird message boards, and disparate servers filled with random scientific and government data.

It was in those moments that I became an internet maximalist. It was as clear as day to me that open global computer networks, connected through open technology protocols that anyone could build on and use, would lead to a wholesale transformation of society and the economy.

I spent the next 20 years committing myself to building out internet software platforms and infrastructure that helped to realize those ideas. I ultimately co-founded and helped to lead and take public two global internet technology firms through the Web 1.0 and Web 2.0 eras, when the open internet transformed software, media, communications, and retail commerce in irreversible and ultimately unpredictable ways.

The great financial crisis—an inflection point

Also nearly 20 years into my journey as an internet maximalist, the world went through this century’s most significant global financial crisis. The 1990s and 2000s had represented a period of dramatic economic growth and globalization, and the internet had surely played no small part in fostering that economic velocity. But it all came crashing down in 2008.

As a student of political economy, I needed to understand what happened. This huge part of the global economic system—the financial services industry—had failed us massively. As I dug into the history of banking, money, central banking, and the international monetary system, I became convinced that we needed a new architecture for the financial system, one that was rooted in the internet—built on open networks, open software, and global integration—and eventually one where full-reserve digital currency can be intermediated with internet-based credit markets to create what could ultimately become a safer financial system.

It was during this time of personal exploration that I stumbled across Bitcoin in 2012. While I was not sold on the idea that Bitcoin itself would become the answer, within it I found a revolutionary combination of technical innovation and philosophical alignment around the idea of an open, internet-based alternative financial system.

Circle’s founding and vision

In early 2013, after immersing in the early technical communities that had formed around Bitcoin and blockchains, it became extremely clear to me and Circle co-founder Sean Neville that a major new layer of the internet was being born, one that provided a new set of open protocols that would do to the exchange of value what earlier protocols had done to the exchange of data and communications.

While it was not possible at the time, as technologists, it was clear to the two of us that blockchains would evolve to enable the issuance of digital tokens representing other assets, would allow for the execution of code in the form of smart contracts, and ultimately allow one to build higher-level protocols for money. This was going to be bigger and more impactful than the Web was, because this would transform not just information but the entire global economic system.

We envisioned the development of an “HTTP for Money,” a protocol for dollars and other fiat digital currency tokens that could provide an open and programmable infrastructure to rebuild the global financial system in the image of the internet.

For both of us, two key implications were extremely clear.

First, the natural outcome would be that blockchains would reach scale, speed, and efficiency, and that such a protocol for dollars on the internet would lead to a world where the storage and transmission of value (fiat money value) would be commoditized, which would accelerate the velocity of money and also return trillions in value to the real economy.

Second, the fact that digital currency protocols would be programmable using smart contracts meant that there would ultimately be a massive transformation in the utility of money, and that new “money blocks” would emerge that could deeply transform finance, trade, commerce, and the very foundation of capital markets.

Building and executing on the mission and vision

As an early pioneer in the digital assets and blockchain industry, I believe Circle stands out from the rest of the crowd. While our mission statement (“to increase global economic prosperity through the frictionless exchange of value”) might have looked similar to others, our modus operandi was not. We knew that to achieve this mission, to build a world where dollar digital currency was possible at scale, we needed to take a different approach than those focused on growing investments and trading in speculative cryptocurrencies.

There were several key principles that informed the development of Circle:

1.	Walking in through the front door. We have always believed in and practiced an approach to walk in the front door of regulators and policymakers globally. As part of our engagement with regulators and policymakers and to help governments understand these new and complex technologies, we have testified before legislators in the United States and in other countries. In addition, we routinely submit comments and responses to regulators’ and policymakers’ proposals and consultations related to stablecoins and the digital assets ecosystem. In the end, our strong belief is that continuing to work with regulators and policymakers will be essential to building an internet financial system.

2.	Mastering a platform-first approach to technology. As we built our core digital currency technology stack, we approached it as if we were building a platform for others to build on. This approach blossomed into the creation and success of USDC and now a much broader surface of platform services from Circle.

3.

Meeting the market where it is.  Each step of this journey would require calibrating to both where the technology was and where the market was—the latter not always where we wanted it to be. What you build for very early missionary adopters is dramatically different from what you build for mainstream-scale global finance and commerce. We therefore took small steps, carefully, but with a long-term focus always.

4.	Using compliance as a competitive advantage. Our vision was to integrate the existing financial system with the new internet financial system, which meant that crypto was not an island, but instead a technology to be harnessed to bridge these worlds. Doing this means that we have made and intend to continue to invest significantly in our compliance infrastructure, consistent with our regulatory-first posture, which we believe contributes to our regulatory engagement and advocacy efforts and increases our attractiveness to potential partners, customers, and end-users.

Altogether, these principles of execution enabled Circle to move through the early stage of the market with agility and strength, and to ultimately give us the capabilities and know-how to launch USDC in 2018. Five years into our journey, our vision of a programmable protocol for dollars on the internet would be born. Although we have encountered challenges and risks in the past and will no doubt continue to face new and existing ones in the future, I believe that Circle is well positioned to be a crucial part of the infrastructure of the new internet financial system.

What we’ve accomplished

Today, Circle is a globally recognized and respected brand and company, with a reputation for integrity and transparency, as both an advocate and leader in building the internet financial system.

Since its launch in 2018, USDC, as the core of Circle’s stablecoin network, has been used for approximately $13.1 trillion in on-chain transactions as of December 31, 2023. Millions of end-users use USDC for payments, settlements, and as a digital dollar store of value. Thousands of companies and developers have integrated with USDC, creating a thriving ecosystem. Major payments companies, enterprise technology firms, consumer internet applications, financial technology (“FinTech”) firms, and digital asset companies use Circle technology to power solutions built on USDC.

And USDC has continued to be built on strong market infrastructure and underlying liquidity, with Circle having minted more than $363.0 billion of USDC and redeemed more than $342.5 billion of USDC from January 1, 2021 to December 31, 2023—redemptions that have always been one-for-one with the U.S. dollar.

We have faced challenges. For example, in 2023, USDC went through an extended period of circulation decline related to a number of factors, including an increase in U.S. short-term interest rates, a decline in digital asset prices, and an associated decline in leverage in the digital asset trading ecosystem, as well as the impact of a temporary price dislocation in the secondary markets in March 2023 resulting from the collapse of certain U.S. regional banks that caused some market share to move to a competitor. We will no doubt continue to face challenges in the future. Nonetheless, the growth of USDC and our stablecoin network has shown resilience and allowed us to become a strong and thriving business in a short period of time. With just $15.4 million in revenue in 2020, we grew to $84.9 million in revenue and reserve income in 2021, $772.0 million in revenue and reserve income in 2022, and $1.5 billion in revenue and reserve income in 2023. In 2023, we reported $267.6 million in net income and $395.2 million in Adjusted EBITDA. As of December 31, 2023, we had total liquidity sources of $884.5 million, which consisted of $368.6 million in cash and cash equivalents, $275.8 million in cash and cash equivalents segregated for corporate-held stablecoins, and $240.1 million in marketable available-for-sale debt securities. During this time, we have also built an extraordinary team of people and executive leaders, with diverse and global backgrounds, spanning more than a dozen countries and more than 35 U.S. states and territories. Our team heralds from leading internet, technology, and financial services firms, fusing together the necessary skills to build this new internet financial system.

And we have continued to invest aggressively in product and technology development, and are now experiencing what I believe is the highest velocity of innovation and new technology development that we have ever had as a firm. Circle is a product- and technology-led company, and we will continue to invest aggressively to innovate and build long-term value in the market.

Becoming a public company

In many respects, Circle has for a long time been under intense public scrutiny—the demands of operating an always-on, regulated digital dollar infrastructure require that Circle operates with very high levels of transparency—as well as significant regulatory supervision by government agencies spanning the United States and the world. As a truly global institution, we take our role and responsibility as a steward of financial assets incredibly seriously.

For Circle, becoming a publicly traded corporation on the      is a continuation of our desire to operate with the greatest transparency and accountability possible. We are building what we believe to be critical infrastructure for the financial system, and we seek to work with leading companies and governments around the world in shaping and building this new internet financial system. Operating as a U.S.-listed public company will continue to hold us to the highest standards of ethics, governance, and financial accountability.

But more than anything, going public now is representative of the fact that we are at a significant crossroads for Circle and the development of the internet financial system. Now more than at any time in our history, a combination of technology readiness, regulatory clarity, and market need is creating an exceptional growth opportunity for the company. The opportunity before us is complex. It occurs at the intersection between highly innovative technology and financial services. While we are proud and confident about our ability to pursue this opportunity, our future (like our past) is rife with uncertainties and risks that we must navigate successfully. In fact, we have dedicated a large part of this prospectus to describe those risks and I encourage you to read them in the “Risk factors” section. Becoming a public company enables us to allow the general public to come with us for the journey.

A long-term approach and philosophy

If you choose to become an investor in Circle, it’s very important that you understand our approach and philosophy to building value.

We are building for the very long term, as evidenced by our clear-eyed founding vision more than 10 years ago. We think that we can create a new defining internet platform company that is built on the internet financial system. And we believe that we are still in the very early stages in the development of this new financial system.

We are truly scratching the surface of what is possible, and see tremendous opportunity to build and grow ahead of us. This will mean investment where we see meaningful long-term growth potential. Given how early we are in the development of this market, the incredible size of the market opportunity, and the complexity, challenges, and potential obstacles we face, we intend to continue to invest significantly to grow for the foreseeable future.

Most importantly of all, we will continue to build and lead the company by being deeply grounded in our core mission and values.

We don’t fit in a box

We like to say that Circle is a very unique company. If you ask any of our investors or employees, or even the market as a whole, I think you’ll hear this too. But from a public market perspective, it’s important to know this—we don’t fit in a box.

Some may say we are like a payments company, others like a financial institution, and still others like a consumer internet or platform software company. The reality is that we’re a little bit like all of these kinds of companies.

And that, I believe, makes us special.

We are building an internet platform company—our stablecoin network provides a platform and network utility with internet-scale reach for consumers and businesses—and a set of software protocols for developers to build and integrate into their own applications. Our business model and technology benefits from network effects that are similar to other leading internet platforms.

At the same time, we’re building a robust set of financial market infrastructures that comply with applicable regulations that are constantly evolving. We take pride in our regulatory-first posture in which we prioritize compliance with applicable regulations and our engagement with regulators and policymakers to facilitate designing and tailoring appropriate regulation for our industry.

This is going to be an adventure

If you’re joining us as an investor and shareholder, I want to also share something that I’ve shared with every single employee and investor that we’ve ever had.

What we’re doing is not easy given the complexity of navigating an evolving ecosystem where innovative technology and highly regulated, legacy financial services are intersecting in ways that will give rise to challenges and uncertainties. Building a new internet financial system, creating major new infrastructure for money and economic activity, shaping and responding to policy, and operating this infrastructure in a complex global macro environment—well, it’s hard. It’s complex and difficult, and will challenge you every day. But it is also one of the greatest financial and technological adventures of our time.

We have a crystal clear vision of what a future internet financial system can bring to the world. If we achieve that vision, we believe Circle investors will be rewarded but you will also improve the lot of humanity.

I hope you will join us on this adventure!

Jeremy Allaire

Glossary

We provide this glossary to help those reading this prospectus understand the industry and other technical terms that are used in this prospectus. For many of these terms, there is no generally accepted definition; in this glossary, we present our definition of such terms as used in this prospectus.

•	“API” or “application programming interface” is a software interface for two or more computer programs or components to communicate with each other.

•	“blockchain” and “blockchain networks” are systems in which transactions are recorded across computers linked in peer-to-peer (“P2P”) networks.

•	“cross-chain transfer protocol” or “CCTP” is a protocol that enables USDC to flow securely between blockchains.

•	“cryptographic key” is a string of characters used to encrypt and decrypt data.

•	“cryptography” is the process of encrypting and decrypting data.

•

“digital wallets” are electronic devices, online services, or software programs that allow one party to make electronic transactions with another party bartering digital currency units for goods and services.

•	“distributed computing” is the process by which multiple computers work together to solve computational tasks.

•

“effective federal funds rate” or “EFFR,” which is published by the Federal Reserve Bank of New York, is the volume-weighted median of overnight federal funds transactions reported in the FR 2420 Report of Selected Money Market Rates. The federal funds market consists of domestic unsecured borrowings in U.S. dollars by depository institutions from other depository institutions and certain other entities, primarily government-sponsored enterprises.

•

“FBO account” or “for-the-benefit of account” is an account set up by a company to manage funds for the benefit of certain other persons. In our case, we hold the cash portion of our reserves at banking partners in FBO accounts for stablecoin holders.

•	“fractional reserve banks” are banks that keep only a fraction of customer deposits in liquid reserves and that can loan out the remaining deposits to borrowers.

•	“gas fee” is the fee required to conduct a transaction or execute a contract on a blockchain.

•	“interoperability” is the ability of different blockchains to exchange information and work together frictionlessly.

•	“M2 money stock” is the money supply that includes cash, checking and savings account deposits, and other short-term savings deposits.

•	“meaningful wallets” or “MeWs” are on-chain digital asset wallets holding $10 or more of USDC.

•

“multi-party computation based wallets” or “MPC-based wallets” are digital asset wallets that use multi-party computation (i.e., a cryptographic technique that allows multiple parties to jointly compute a function without revealing their individual inputs) to offer strong security guarantees to those that manage digital assets.

•	“neo-bank” is a financial technology firm that offers apps, software, or other technologies to streamline mobile and online banking, which may or may not possess a traditional banking license.

•

“on-chain transactions” are transactions that are carried out on the blockchain from start to finish. We measure on-chain transactions by parsing and querying transaction data from blockchains that support USDC.

•	“on-ramps” and “off-ramps” are channels between fiat currency and stablecoins.

•

“payment stablecoins” are digital currencies that are (i) issued by an entity in compliance with applicable regulatory regime(s), (ii) fully backed by reserves consisting of highly liquid price stable cash and cash equivalents, with the issuing entity bearing responsibility for any credit risks arising from such reserves, (iii) issued and may be redeemed by a customer on demand on a one-for-one basis for the underlying fiat currency, and (iv) marketed to the public as a digital currency that is designed to be used for payments.

•	“private key” is a string of letters and numbers that allows a person to access and manage his/her digital assets in a digital wallet or other custodial solution, similar to a password.

•	“programmability,” with respect to money or digital assets, occurs when rules that define or constrain usage can be embedded into the money or digital asset.

•

“proof of stake” is a consensus mechanism that blockchains can use to agree upon a single true record of data history, in which traders are required to “stake” a portion of their digital assets as collateral, and if a trader adds a transaction to the blockchain that other validators deem to be invalid, they may lose a portion of what they staked.

•	“rails” are the underlying infrastructure and systems that facilitate the transfer of value between parties.

•	“seed phrase” is a sequence of random words that stores the data required to access or recover digital assets on blockchains or in digital wallets.

•	“smart contracts” are programs built on blockchain networks that automatically execute certain actions when a predefined set of criteria are met.

•	“stablecoin” is a digital asset whose value is designed to track the price of an underlying asset or another unit of value.

•	“standardized network protocols” are established sets of rules governing the transmission of data between devices.

•	“superapp” is an application that offers multiple services and features within a single platform.

•	“tokenization” is the process whereby ownership rights of an asset are represented as digital tokens and stored on a blockchain.

•	“velocity,” with respect to money, is the average number of times a unit of money is or can be used during a specified period.

•	“Web2” refers to the current version of the internet, dominated by companies that offer services in exchange for personal data.

•

“Web3” refers to decentralized applications running on the blockchain, where users can participate without the need for centralized intermediaries, offering the ability to maintain one’s privacy and ownership of data.

•	“Web3 Apps” are software applications that use digital assets and smart contracts and deliver services using blockchain networks.

In this prospectus, we use the term “customer” to refer to Circle Mint customers to whom we make available USDC- and EURC-related services, such as minting and redeeming USDC for the U.S. dollar from us, minting and redeeming EURC for the euro from us, and sending and receiving USDC and EURC to and/or from Circle Mint accounts. Circle Mint is currently available only to institutions in select jurisdictions; Circle Mint is not available to individuals. In contrast, we use the term “end-user” to refer to a holder of USDC or EURC, regardless of whether such end-user is a Circle Mint customer. An end-user of USDC or EURC that is not a Circle Mint customer cannot mint or redeem USDC or EURC directly from us. If eligible, such end-user may become a Circle Mint customer. Otherwise, acquiring and redeeming of USDC and EURC must be done from other market participants such as through a Circle Mint customer, for which service the Circle Mint customer may charge fees to the end-user and which process is determined by the Circle Mint customer and governed by any agreements and terms of service between the Circle Mint customer and the end-user.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk factors” section and the consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Overview

The new internet financial system

Circle’s mission is to increase global economic prosperity through the frictionless exchange of value.  We believe that with the advent of blockchain networks, the global financial system can be rebuilt on the principles of the internet—those of open software and public networks—to the benefit of all of society. This new internet financial system has the potential to address the structural inefficiencies of the legacy financial system, enabling value to be exchanged more quickly, more cheaply, more safely, and in new, innovative ways—thereby increasing both the benefit of and access to the financial system for all people and all businesses across the globe.

Finance is fundamentally built upon the movement of money in the form of the transmission of data, wrapped in trust, and protected by regulation.  Finance is built upon the movement of money. In modern digital finance, the movement of money is the movement of data between accounts in private, permissioned databases. This movement of money is typically tightly controlled and regulated by individual nations to ensure safety and soundness of the financial system and to protect against abuse by bad actors. Although the infrastructure system enabling this movement of money is critical to the functioning of the existing financial system and powers one of the largest sectors in the global economy, the technology underpinning this system in large part dates from the 1970s and 1980s.

Today’s financial system has brought countless benefits, yet inefficiencies remain stubbornly high.  The financial system has enabled massive societal advances, lifting billions of people out of extreme poverty and contributing to enormous economic growth. Technological advancements have enabled innovations such as credit cards, electronic payments, and electronic capital markets. Yet despite this history of progress, and despite intense competition, end-user costs and systemic inefficiencies persist. Modern FinTech firms have generally focused on modernizing front-end interfaces but still often rely on legacy infrastructure, limiting true innovation. We believe the next innovation in the exchange of value, which is our core focus at Circle, will drive an evolution in the underlying infrastructure of the financial system that meets critical market demand.

The internet revolutionized the transmission of data, bringing exponential growth and previously unimagined innovation to countless sectors. Its potential to transform today’s financial system cannot be overstated.  The advent of the internet enabled “all-to-all” communication at vastly lower costs by advancing communication from tightly controlled analog rails (e.g., radio, telephone, cable) to standardized network protocols. These protocols enabled new infrastructure for the movement of data and information. While adoption took time, and early use cases initially both struggled to scale and encountered meaningful scrutiny, over time, more innovators and developers began building on the internet and more users connected to the network via the applications they built. The end result: the cost of communication has approached zero at point of use, the volume of communication has exploded, and previously unimaginable services have now emerged. Today, the leaders of the modern digital economy are built on internet rails, and more of the economy is transitioning to these rails each day.

Blockchain networks enable the creation of the internet financial system.  Blockchains provide a new base layer of internet infrastructure that uses advancements in cryptography and distributed computing to enable secure data exchange, transaction processing, and computation. These advancements make new categories of applications on the internet possible, including issuing digital financial assets, efficiently exchanging and processing transactions involving these assets, and writing code that can intermediate more complex transactions. Importantly, these blockchain networks can operate openly on the internet, reducing society’s dependence on centralized intermediaries while unlocking efficiencies. We believe that blockchains could serve as a robust foundation for the creation of a new financial system built from the ground up on the internet—what we call the new internet financial system.

This new internet financial system has the potential to substantially reduce inefficiencies in today’s financial system.  Given the amount of value being exchanged in today’s financial system, the benefits of increased efficiency are vast. Trillions of dollars in payments and cross-border remittances occur annually, often at high costs due to the complex (often multi-party) legacy rails on which they flow. Vast sums of capital are trapped in multi-day settlement in capital markets, rather than deployed to productive uses. Immense operational, counterparty, and liquidity risks exist due to the opacity of financial exposures, outdated, manual workflows, and a dependence on cash held in fractional reserve banks. The internet financial system has the potential to address these inefficiencies by reducing cost and latency, enhancing transparency, and using safer underlying collateral, with enormous potential value creation to society as a result.

The new internet financial system enables significantly increased money velocity.  While the potential efficiency benefits of the internet financial system are staggering, we believe these are just a subset of the potential benefits it brings. As the marginal cost of storing and moving value approaches zero, conditions are ripe for the volume of value exchange to increase exponentially, similar to how the volume of information exchange exploded as the marginal cost of moving data on the internet approached zero. In such a future, we expect that both the velocity and versatility of money will increase dramatically, as people and businesses are able to transact more freely and frictionlessly.

The new internet financial system opens up new opportunities and use cases in finance and commerce through the advent of smart contracts running on blockchains.  We believe programmability of money and digital assets represents a major inflection point in the utility of money. Economic arrangements can be literally codified, executed, and enforced entirely online, enabling people and firms across the world to safely enter into internet-based financial and commercial arrangements, while reducing the need for third-party intermediaries. And, just as the Web and App Stores led to an explosion in innovative information services, the growth of smart contracts and blockchain-based applications could significantly accelerate innovation in financial services.

The new internet financial system has the potential to increase economic inclusion among underserved populations.  The existing financial system’s inefficiencies result in the exclusion of certain segments of the global population, particularly those who are poorer, less educated, and living in rural areas. The new internet financial system has the potential to facilitate the inclusion of the approximately 1.4 billion adults globally who, according to the World Bank, are unbanked. The increased inclusion greatly expands our opportunity set.

Circle’s stablecoin network in the new internet financial system

Stablecoins (like USDC) are the heart of the new internet financial system.  Similar to the existing financial system, the internet financial system will facilitate the use of regulated money as a unit of account, a store of value, and as the core medium of exchange within a digitally native framework. Underlying the internet financial system are stablecoins. Specifically, we believe that payment stablecoins are the new base layer of internet money. Payment stablecoins function at internet speed (near-instantaneous transacting and settlement), and with programmability that enables the new capabilities and use cases of the internet financial system. The USDC “digital dollar” issued by Circle is a leading payment stablecoin, with $24.5 billion in circulation across 2.8 million meaningful wallets, as of December 31, 2023. We believe that payment stablecoins, their users and applications, and the use cases built around them will create internet-scale network effects, leading to a market structure in which only a few payment stablecoin platforms will emerge with the critical mass to serve as the new internet financial system. We believe that the Circle stablecoin network is best placed to be the primary driver of the new internet financial system. See “—Stablecoin overview” for a more detailed description of payment stablecoins.

Circle’s strategy is to build the largest and most widely used stablecoin network in the world.  Money (and any other store or representation of value) is fundamentally a network, whose utility is dependent on the number of users using it and willing to accept it. In other words, the more users in the network using or willing to use a form of value, the more utility that form of value has, which in turn promotes more people to use it. This is the case with stablecoins as well: The more people that use a stablecoin, the more utility it has to users (as a store of value and a method of transacting), which in turn drives more people to use it. Furthermore, stablecoins act as protocols that applications and developers build on top of and integrate. Protocols themselves have network properties—the more applications and products connected to the protocols, the more value the network develops through both utility and distribution. USDC is the foundation of Circle’s stablecoin network, the growth of which is driven by developers building new applications and use cases on the network that are accessible and provide utility to end-users across the world. Attracting end-users, customers, and developers to adopt our stablecoin network requires that the underlying infrastructure of the digital currencies on the network be robust and safe. Although our stablecoin network carries risks to our customers and end-users, as is the case with the existing financial system, we nonetheless believe it optimally combines transparency and safety—through regulation as a stored value instrument under state money transmission laws in the United States and other licenses in select international markets, robust and frequent reporting (e.g., daily transparency into the Circle Reserve Fund), monthly assurance, and annual audits—with the demonstrated reach, critical mass of end-users, world-class financial partners, and network activity to drive the compounding growth and flywheel of internet-scale network effects.

Circle’s growth strategy is to build and promote a suite of products that foster the expansion of our stablecoin network.  Our product strategy is aimed at growing our stablecoin network and the circulation of our stablecoins. To that end, we strive to ensure that Circle Mint customers have readily available access to our stablecoins around the globe by partnering with financial institutions that act as on- and off-ramps between fiat currency and Circle stablecoins as well as with leading consumer financial applications and payments enterprises. See “—Our platform, products, and ecosystem” for examples of partners that are part of our stablecoin network and ecosystem. We build and support stablecoin infrastructure that is designed to enable USDC to flow safely and easily across blockchain networks and remove friction and complexity in the end-user experience for stablecoin transactions. Finally, we provide easy-to-use, cloud-based tools that aim to simplify the underlying technology for developers (whether at startups or within major institutions), and make it easier for them to build, deploy, and operate innovative applications, with strong out-of-the-box features for using Circle’s stablecoin network.

Critical to our growth strategy are numerous partnerships with leading financial and internet technology firms and ecosystems.  The underlying utility (and value) of our stablecoin network is driven by every single end-user, developer, builder, company, and institution operating on it, and the focus of our strategy is to attract and enable a very broad ecosystem onto our network. To that end, Circle partners with leading institutions (many of them category-leading, internet-scale companies) to bring the benefits of the internet financial system to their users by building upon Circle’s products. Examples of our partnership strategy include the recent launches of the first phases of our partnership with Grab to offer its customers in Singapore a decentralized, blockchain-based (Web3) wallet via the Grab app, our partnership with Mercado Libre to introduce its customers in Latin America to USDC, our partnership with Nubank to introduce its customers in Brazil to USDC, and our partnership with Coins.ph to help Filipinos abroad learn to use USDC for remittances. Circle also fosters our ecosystem with a range of programs, including Circle Developer Programs, which sponsor hackathons and developer events, the Circle Alliance Program, our global partnership and alliance program, as well as worldwide industry and event sponsorships. Each of these partnerships drives awareness and growth of Circle’s stablecoin network, further enhancing its network effect. We further believe we are uniquely well positioned to attract new partners due to Circle and USDC’s trusted brand, regulatory-first posture, robust scalable infrastructure, and, critically, the scale and quality of other partners joining the network.

Making blockchain technology accessible and easy to use for both developers and end-users will be key to global adoption of stablecoins and the internet financial system.  Circle’s end-user- and developer-focused services make the complexity of the underlying technological infrastructure of our platform invisible to the end-user, simplifying end-user experiences, and empowering developers to build applications using our stablecoin network. This technical simplification and end-user-focused approach is critical to internet-scale adoption of stablecoins broadly and Circle’s stablecoin network specifically. Circle’s core technology offerings, including our blockchain infrastructure products and our Web3 Services, are core to enabling an intuitive interface for programmable money across a variety of applications, which will in turn drive further adoption of our stablecoin network.

The monetization of our stablecoin network is driven by its growth and our introduction of new products that expand its utility.  As the Circle stablecoin network grows, we believe that our ability to monetize it will grow as well. Today, we monetize the amount of money on the network (i.e., the amount of our stablecoins in circulation), referred to as the money stock. We earn reserve income on the reserves backing the USDC in circulation, at interest rates close to the prevailing effective federal funds rate (“EFFR”). We believe that our current revenue model has been successful, with 2023 revenue, net income, and Adjusted EBITDA of $1.5 billion, $267.6 million, and $395.2 million, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures” for reconciliation of net income to Adjusted EBITDA. As our stablecoin network grows and as more applications and activity take place on our network, the money stock on our network will continue to grow. Furthermore, although reserve return rates would be lower in a low-interest-rate environment, this decrease could be potentially offset by increases in money stock and network growth stimulated by such low interest rates. In addition to as described in “Business—Our platform, products, and ecosystem,” we may monetize the activity on our network with products that earn fee-based revenues based on transactions and usage in the future, and we intend to evaluate and consider various products from time to time, although we do not have any plans to launch such additional products that are expected to generate material amounts of fee-based revenues at this time. We believe the market opportunity in the internet financial system is vast and that, although we face a variety of risks (see “Risk factors” for a discussion of the material risks faced by our business), Circle is the best positioned firm to drive, capture, and monetize it.

Stablecoin overview

Stablecoins are at the core of the new internet financial system. While there have been many experiments in the development of different stablecoin models, Circle has always been focused on building and operating

“payment stablecoins.” These stablecoins are designed to be efficient forms of payment and are fully backed by reserves consisting of highly liquid, price-stable cash and cash equivalents. By providing Circle Mint customers the ability to redeem their stablecoins on demand on a one-for-one basis for the underlying fiat currency, our payment stablecoins are designed to provide a safe and sound foundation as a form of digital currency, as well as a bridge between blockchain and traditional finance.

Trends driving adoption of stablecoins and the internet financial system

In addition to the core efficiency and innovation benefits outlined above, a number of other trends have emerged that are helping to drive the adoption of stablecoins and the internet financial system, including technology improvements, operational improvements for using and securing digital assets, growth in artificial intelligence (“AI”) agents and applications, regulatory support and legal clarity, and identity and compliance standards, each of which is further described in “Business—Stablecoin overview—Trends driving adoption of stablecoins and the internet financial system.”

Circle’s role in driving stablecoin adoption

Circle has built one of the largest and most widely used stablecoin networks. At the foundation of our stablecoin network are our payment stablecoins, USDC—which is the second largest stablecoin as measured by the amount of stablecoins in circulation with a 20% share of the stablecoin market as of December 31, 2023, behind USDT issued by Tether, according to CoinMarketCap—and EURC. These are liquid, stable, and digitally native forms of U.S. dollars and euros (respectively) built on an open protocol and a regulatorily compliant platform. Each maintains 24/7, borderless, and near-instant value transfer capabilities and is redeemable by Circle Mint customers on a one-for-one basis for its respective fiat currency. End-users that are not Circle Mint customers must redeem Circle stablecoins as they did to acquire Circle stablecoins, from other market participants such as through a Circle Mint customer (and Circle Mint is available only to institutions in select jurisdictions), and any such transaction between the end-user and the Circle Mint customer is governed by agreements between the end-user and the Circle Mint customer and the Circle Mint customer’s terms of service, and may involve transaction fees and other expenses. More detail is provided on these stablecoins and our stablecoin network under “—Our platform, products, and ecosystem.”

As the issuer of the world’s largest regulated payment stablecoin—by which we mean a payment stablecoin that is regulated as a stored value instrument under state money transmission laws in the United States and other licenses in select international markets (see “Business—Regulatory policy landscape” for the principal regulations to which we are subject)—as measured by the amount of stablecoins in circulation, Circle plays a highly active role in driving stablecoin adoption. Key initiatives that Circle has taken to advance stablecoin adoption include:

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Technology innovation.  Circle invests considerable product and engineering effort in advancing the state-of-the-art in technologies to scale and simplify the use of stablecoins in everyday financial and commercial applications. Our blockchain infrastructure product pillar is focused on ensuring that end-users can safely move USDC across many blockchain networks, while abstracting away many of the complexities associated with making a payment or interacting with a blockchain-based financial application. At the same time, through our Web3 Services product pillar, we are enabling software developers to easily integrate stablecoins into their own apps, and safely deploy applications that interact with blockchain networks and smart contracts.

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Comprehensive access and distribution.  Circle prioritizes making stablecoins as accessible and widely distributed as possible, integrating our stablecoins into new blockchains, providing primary liquidity through our network of banking partners, and partnering with distributors such as digital asset capital markets participants, wallet providers, and other large enterprises building products for their customers and ecosystems. Easy access to stablecoins is key to increasing usage, which in turn promotes the utility and adoption of stablecoins.

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Market education and thought leadership.  Circle invests considerable resources in providing thought leadership and market education about the potential of the internet financial system, and the role that stablecoins can play in improving the delivery of financial services and digital commerce.

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Supporting the development of sound regulatory policy.  Since Circle’s founding, we have sought to engage constructively with policymakers and regulators worldwide, and today invest considerable resources in engaging with these communities as new and robust regulations and laws are put in place for the digital assets ecosystem.

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Promoting open standards.  We are committed to driving stablecoin adoption through the promotion of open standards to improve interoperability and compliance for stablecoin applications. This includes new non-profit open-source foundations we are forming to promote standards in digital identity, global standards for implementing compliance with the global Travel Rule (which is a key anti-money laundering (“AML”)/countering the financing of terrorism (“CFT”) rule to prevent illicit activity with virtual assets), and new open-source standards aimed at promoting the use of stablecoins within blockchain-based credit and lending applications.

Market opportunity

We view the market opportunity of our stablecoin network as encompassing the entire global monetary supply. This opportunity is expected to grow considerably as developing nations increasingly participate in the globally interconnected financial marketplace. Further, by removing layers of friction inherent in the current financial services ecosystem, we believe the internet financial system has the potential to grow the speed and efficiency at which money is used and transacted at an exponential rate, just as the internet facilitated the explosive growth of the exchange of global information and data. For example, in the United States, the velocity of M2 money stock was 1.35 for the fourth quarter of 2023, according to the Federal Reserve Bank of St. Louis. We believe an internet-native U.S. dollar can increase the velocity of M2 money stock, resulting in a corresponding increase in total value of transactions and gross domestic product (“GDP”).

Our platform, products, and ecosystem

We operate one of the largest and most widely used stablecoin networks in the world. Anchored around USDC, our U.S. dollar-denominated payment stablecoin, our suite of stablecoins and related products together provide a network utility and application platform for a wide range of organizations to benefit from stablecoins and the new internet financial system. Through our partners and the broader ecosystem that supports and integrates to our stablecoin network, we touch tens of millions of end-users around the world. While we do not provide direct services to individual retail end-users, our stablecoin network is one of the most widely used on the internet—as of December 31, 2023, USDC has been used for approximately $13.1 trillion in on-chain transactions.

The Circle stablecoin network

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Circle stablecoins. At the foundation of our stablecoin network are the USDC and EURC payment stablecoins. USDC and EURC are digital currency tokens issued natively on blockchain networks and backed by reserves consisting of highly liquid, price-stable cash and cash equivalents, and may be redeemed on demand on a one-for-one basis by Circle Mint customers for the underlying fiat currency. End-users that are not Circle Mint customers must redeem Circle stablecoins as they did to acquire Circle stablecoins, from other market participants such as through a Circle Mint customer (and Circle Mint is available only to institutions in select jurisdictions), and the transaction between the end-user and the Circle Mint customer is governed by agreements between the end-user and the Circle Mint customer and the Circle Mint customer’s terms of service, and may involve transaction fees and other expenses. USDC and EURC enable end-users to store value in a digital form and to transact over blockchain networks, allowing for near-instant settlement, at a very low cost, with the reach of the internet. Circle issues its stablecoins as stored-value electronic money instruments under the U.S. federal money services business and U.S. state money transmitter licenses.

We believe Circle stablecoins have consistently set a standard for transparency, liquidity, and technological innovation. They are exclusively issued by Circle, and are directly available through Circle Mint service, which is focused on serving institutions in select jurisdictions (i.e., individuals are not eligible for Circle Mint service). Our stablecoins are also distributed and made widely available through hundreds of different retail and institutional products around the world. They can also be stored in digital asset wallets without necessarily having an account directly with Circle. See “—Our ecosystem” for more details.

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Reserve management infrastructure. Sound reserve management (ensuring liquidity and price stability) is central to Circle’s operations. Circle has partnered with several of the world’s leading financial institutions to build its reserve management infrastructure, enabling Circle’s stablecoin network to benefit from the strength, operating resiliency, and risk management capabilities of those partners. Circle holds reserves in a manner designed to ensure liquidity and price stability. Under our Reserve Management Standard, which is designed to closely follow the New York State Department of Financial Services (“NYDFS”) guidelines for stablecoin reserves, we limit the types of assets that may be included in our stablecoin reserves to (i) government money market funds that comply with Rule 2a-7, (ii) U.S. government securities, (iii) cash deposits at banks, and (iv) certain reverse repurchase agreements for U.S. government securities. We set eligibility criteria on the partners involved in our reserve management infrastructure; for example, custodians must, among other criteria, have a minimum long-term debt rating of A2 or A as determined by rating agencies; our stablecoin reserve cash balances at a particular bank must not exceed 10% of that bank’s total assets; and external investment managers must be SEC-registered investment advisors and manage at least $5 billion in institutional portfolios. Our Reserve Management Committee, with assistance from our Treasurer, reserve management operations team, and our Chief Financial Officer, oversees our stablecoin reserve management programs and must approve all material changes to our Reserve Management Standard. Our reserve management operations team, led by our Treasurer, implements our stablecoin reserve management programs, including the selection of cash balances to be held with banking partners involved in our reserve management infrastructure. We intend to continue to maintain a Reserve Management Standard that is substantially consistent with our current standard and applicable law. As a result of the aforementioned standards and guidelines, we limit Circle stablecoin reserves to cash balances held at banks, U.S. Treasury securities with remaining maturities of three months or less, and the Circle Reserve Fund. All reserves are held in segregated accounts, for the benefit of holders of Circle stablecoins. Relatedly, Circle is not allowed under law to use the reserves for corporate purposes, to lend them, to borrow against them, or otherwise encumber them in any way.

As of December 31, 2023, Circle held approximately 90% of USDC reserves in the Circle Reserve Fund, a government money market fund under Rule 2a-7 of the Investment Company Act of 1940 (the “1940 Act”) issued by BlackRock, one of the world’s largest asset managers, and available only to Circle. The assets within the Circle Reserve Fund are held in the custody of BNY Mellon, one of the largest asset custodians in the world. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Composition of stablecoin reserves” for additional information regarding the Circle Reserve Fund. The remaining portion of USDC reserves (typically 10-15%) are held as cash in FBO accounts (that cannot hold corporate funds), primarily with reserve banking partners designated by the Financial Stability Board as global systemically important banks (“GSIBs”), which are subject to the highest capital and liquidity requirements and the greatest level of regulatory supervision in the world. A small fraction of USDC reserves typically are held as cash within several additional settlement banking partners, which facilitate the flows of funds from reserves to Circle Mint customers. Currently, all EURC reserve assets are held only in cash.

Core to our reserve management infrastructure is reporting and independent assurance. Since the launch of USDC in September 2018, Circle has provided full transparency into assets comprising its stablecoin reserves, first on a monthly basis (on our website), then on a weekly basis (also on our website), and now on a daily basis (for the Circle Reserve Fund). Furthermore, since USDC’s launch, Circle has provided the public with independent, third-party monthly assurance over the value and composition of these assets from a leading public accounting firm (currently, a Big Four firm), with their reports also available on our website.

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Settlement banking infrastructure. Core to Circle stablecoins is integration with the existing financial system in order to provide robust primary liquidity (i.e., facilitating customer flows between fiat and digital currency). We believe we have built a robust banking infrastructure, with onboarding at settlement banks that provide the primary market liquidity infrastructure to enable Circle to flow funds to and from Circle Mint customers to enable on- and off-ramping with Circle stablecoins. They provide multiple rails including 24/7/365 funds flow capabilities, wires, automated clearing house (“ACH”), single euro payment area (“SEPA”), and similar regional domestic bank transfer networks as well as providing redundancy across rails. Circle continues to expand its network of banking partners globally to make primary liquidity ever more accessible to our ecosystem.

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Circle Mint. Circle Mint provides Circle customers the ability to mint, redeem, store, and transfer Circle stablecoins across 16 blockchains (although we have announced that we will discontinue support on the Tron blockchain by 2025) and supports international wires and domestic bank transfers in 185 countries. Circle Mint provides customers with a powerful user interface, advanced security, and workflow and API capabilities. As of December 31, 2023, there were 5,553 Circle Mint accounts. Circle Mint is currently available only to institutional customers in select jurisdictions, after an application in which each institution must provide us with compliance information and supporting documentation including, but not limited to, the legal entity, its operations, beneficial owners, and the intended use of the account. Circle Mint is not available to individuals. Only Circle Mint customers are able to mint and redeem Circle stablecoins directly from us. Upon receipt of fiat funds from a Circle Mint customer’s bank account, we mint USDC or EURC, as applicable, and deposit such stablecoins to the Circle Mint customer’s account. Similarly, upon receipt of a redemption request from the Circle Mint customer with respect to USDC or EURC in such customer’s account, we remove such stablecoins from the Circle Mint customer’s account and transfer fiat funds to the customer’s bank account. The customer may choose between standard redemption (which is initiated nearly instantly) and basic redemption (which is initiated within two business days). Currently, we do not charge fees to the Circle Mint customer for minting stablecoins (assuming the fiat funds are in the appropriate currency) or for redeeming stablecoins (other than for standard redemptions in high volumes).

Blockchain infrastructure

Circle’s core technology is built on top of existing public internet protocols and infrastructure, including public blockchain networks. These public blockchain networks provide a foundation for issuing digital assets, managing data, processing transactions, and performing computation. Just as large internet companies depend on many underlying open internet protocols and networks, so too does Circle depend on multiple open protocols and networks—in this case, networks built using advanced cryptography to maintain tamper-resistant data, transactions, and computing resources, all crucial building blocks for building financial and commercial applications.

Across our stablecoin network, we aim to enable simpler, safer, and easier to use applications. Because our stablecoin infrastructure exists entirely as public protocols and public infrastructure itself, it can be used by all users of the internet and does not require a user to interact with Circle directly. The more broadly this infrastructure is used and supported, the greater the quality and reach of our stablecoin network.

To this end, Circle builds, delivers, and operates a range of blockchain-specific software infrastructure. This blockchain infrastructure is intended to abstract away certain complexities associated with using blockchain networks, and to simplify the usage of USDC, all while increasing convenience and safety. Said differently, this infrastructure is important to enhancing the utility of USDC on the internet, and therefore Circle works within the broader developer and blockchain ecosystem to adopt this technology, and does not directly offer these as commercial products. Circle’s blockchain infrastructure includes open-source software, deployed smart contract protocols, and related network services that help make using USDC safe, efficient, and reliable.

Web3 Services application platform

To foster and grow our stablecoin network, we aim to help developers and enterprises to much more easily build, deploy, and operate end-user applications on blockchain networks.

Web3 Apps are a major new class of applications spanning consumer, e-commerce, gaming, social, finance, and payments use cases. However, building and deploying these applications is complex. For developers, crafting simple user experiences that are familiar to and consistent with existing mobile and Web applications requires deep familiarity with cryptography and blockchain network integration, and can pose undue security risks for end-users. Companies deploying these applications also require specialized knowledge for deploying and operating smart contracts and blockchain software nodes, also introducing significant security and operational risks.

To address these issues, and to help grow the number of Web3 apps in the world, we offer a comprehensive suite of products under the Web3 Services banner. Together, this suite enables existing Web2 developers, internet-enabled businesses, and financial institutions to more easily offer Web3 capabilities, including using USDC as a means of payment and settlement within consumer internet, e-commerce, and finance applications.

Our ecosystem

Circle positions itself as a platform, network, and market infrastructure for stablecoin and blockchain applications. Today, USDC and our stablecoin network play a crucial role in the emerging internet financial system. By offering our stablecoins on open blockchain networks and protocols, we have been able to build and become a crucial part of a broad global ecosystem of companies, products, and technologies that make up the new internet financial system.

The value of Circle’s stablecoin network grows as more companies and services connect into our network and infrastructure, growing the reach and utility of our network. To understand the scale and scope of Circle’s value, it is important to also understand Circle’s broader ecosystem. Altogether, thousands of companies are part of Circle’s ecosystem, providing products and technologies that integrate with Circle’s stablecoin network in various ways.

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Wallets and consumer apps. A primary way that end-users interact with USDC and our stablecoin network is through consumer applications and digital wallets. Collectively, these consumer applications reach hundreds of millions of end-users, and provide a primary means to hold and use USDC. Examples include products from Coinbase, Robinhood, Grab, Revolut, MetaMask, Mercado Libre, Nubank, and Coins.ph.

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Exchanges. Hundreds of digital asset exchanges around the world support the trading and exchange of USDC for other digital and fiat currencies. USDC is one of the most actively traded digital assets in the world, and through these exchanges—which range from large global exchanges such as Coinbase, to major regional and national exchanges—USDC is made available to hundreds of millions of retail and institutional end-users.

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Custodians. Most major corporate and institutional end-users of stablecoins seek to store and custody their USDC with sophisticated digital asset custody providers, many of whom are regulated as digital asset custody firms under various state and national regulatory and supervisory arrangements around the world. Leading digital asset custodians including Anchorage Digital, BitGo, Coinbase Custody, Fireblocks, and Copper provide robust support for USDC and our stablecoin network infrastructure.

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Blockchain networks. Core blockchain network infrastructure is crucial for operating our stablecoin network, and through our native issuance on 16 blockchain networks, we enable developers and customers to integrate and use USDC within a wide array of wallets and products that are built on these blockchain networks. Blockchains with native support for USDC include Algorand, Arbitrum, Avalanche, Base, Celo, Ethereum, Flow, Hedera, NEAR, Noble, OP Mainnet, Polkadot, Polygon PoS, Solana, Stellar, and Tron (although we have announced that we will discontinue support on the Tron blockchain by 2025).

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Blockchain protocols. Most blockchain networks support developing and deploying smart contracts that can act as on-chain protocols. These protocols can offer a wide array of building blocks for financial and commercial applications, such as exchange, lending, invoice payments, micro-payments, treasury management, and more. Leading protocols that support USDC and our stablecoin network include projects such as Uniswap, Aave, OpenSea, and Safe.

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Banks and neo-banks. Banks and neo-banks play an increasingly important role in our ecosystem, providing settlement and reserve infrastructure for our stablecoins, and also as customers and end-users of our stablecoin infrastructure. We are seeing growth in startup banks and neo-banks in many emerging markets focused on providing digital dollar payment and settlement services using USDC and our stablecoin network.

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Payments companies. Increasingly, leading payments companies are integrating Circle’s stablecoin network into their offerings as a means of settlement for their customers. As the global digital assets ecosystem grows, these companies are building products that are “future proof” and enabled for increasing integration with the internet financial system. This includes payment processors, credit card networks, and money remittance services. Leading examples of payments companies in our ecosystem include Visa, MasterCard, Stripe, WorldPay, and MoneyGram.

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Market makers and liquidity providers. Stablecoins such as USDC are made widely available through hundreds of retail and institutional platforms around the world. As a wholesale market infrastructure, Circle does not directly provide stablecoin liquidity to all of these venues and distribution channels, and depends upon a global network of electronic market makers and OTC liquidity providers to distribute and make markets in USDC. These institutional trading firms play an important role in ensuring that USDC is widely available, including in dozens of international markets where they supply liquidity and trading using local currencies and banking infrastructure. Leading global market makers and liquidity providers include Cumberland Trading, Galaxy Digital, Jump Trading, and Wintermute Trading.

Summary risk factors

Our business and common stock are subject to many risks, as more fully described in the “Risk factors” section immediately following this “Prospectus Summary” section. These risks include, among others:

•	We face intense and increasing competition.

•	Stablecoin platforms and competition may limit the viability of Circle stablecoins.

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Stablecoins may face periods of uncertainty, loss of trust, or systemic shocks resulting in the potential for rapid redemption requests (or runs). Extreme redemption scenarios, such as simultaneous requests to redeem all or substantially all USDC in circulation, or concerns related to our reserves, may lead to redemption delays and USDC reserves being insufficient to meet all redemption requests.

•	Stablecoins operating on blockchains are a relatively new innovation, which may pose barriers to customer and end-user acceptance and create additional operational challenges and risks.

•	The acceptance of our stablecoins could be negatively impacted by the disruptions in secondary marketplaces that facilitate the purchase and sale of our stablecoins.

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There is regulatory uncertainty regarding the classification of Circle stablecoins. Any classification of Circle stablecoins as a “security” in the United States or in other jurisdictions would subject us to additional regulation and materially impact the operation of our business.

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Any significant disruption in our or our third-party service providers’ or partners’ technology could result in a loss of customers or funds and adversely impact our business, results of operations, financial condition, and prospects.

•	Our customers’ funds and digital assets may fail to be adequately safeguarded by us or the third-party service providers upon whom we rely.

•	Our inability to maintain existing relationships with financial institutions and similar firms or to enter into new such relationships could impact our ability to offer services to customers.

•	We are subject to credit risks in respect of counterparties, including banks and other financial institutions.

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Our products and services may be exploited by our customers, employees, service providers, and other third parties to facilitate illegal activity such as fraud, money laundering, terrorist financing, gambling, tax evasion, and scams.

•	Our compliance and risk management methods might not be effective.

•	Fluctuations in interest rates could impact our results of operations.

•	We are subject to an extensive and highly evolving regulatory landscape.

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The regulatory environment to which we are subject gives rise to various licensing requirements, significant compliance costs, and noncompliance could result in a range of penalties, including fines, reputational damage, and loss of licenses.

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We are subject to laws, regulations, and executive orders regarding economic and trade sanctions, anti-bribery, AML, and counter-terrorism financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them. As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

Company and corporate information

Our principal executive office is located at 99 High Street, Suite 1701, Boston, MA 02110, and our telephone number is (617) 326-8326. Our website is www.circle.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of this offering qualifying for emerging growth company treatment

As of the initial confidential submission of the registration statement of which this prospectus forms a part, we qualified as an “emerging growth company” as defined in the JOBS Act. As such, in this prospectus, we are taking advantage of specified reduced disclosure requirements that are otherwise applicable generally to public companies. These provisions include (i) a requirement to have only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in the “Management’s discussion and analysis of financial condition and results of operations” section and (ii) reduced disclosure obligations regarding executive compensation. Accordingly, the information contained in this prospectus may be different than the information you receive from other public companies in which you hold equity securities. As our revenue and reserve income for the year ended December 31, 2023 exceeded $1.235 billion, following the completion of this offering, we will not be able to avail ourselves of any reduced disclosure requirements available to emerging growth companies.

The offering

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares of common stock	We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to and additional shares of common stock, respectively, to cover over-allotments.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of proceeds” for a more complete description of the intended use of proceeds from this offering.

We will not receive any proceeds from sales of shares of common stock by the selling stockholders.

Risk factors	See “Risk factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Proposed exchange stock symbol	“CRCL”

The number of shares of common stock that will be outstanding after this offering is based on      shares of common stock outstanding as of     , 2024 after giving effect to the conversion of all outstanding shares of preferred stock into      shares of common stock (the “Conversion”), which will occur immediately prior to the completion of this offering, and excludes:

•	shares of common stock issuable upon the exercise of outstanding options, at a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the vesting of outstanding RSUs;

•	shares of common stock issuable upon the exercise of outstanding warrants, at a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the conversion of outstanding convertible notes;

•	shares of common stock reserved for future issuance under our Equity Incentive Plan, which will become effective in connection with this offering; and

•	shares of common stock reserved for future issuance under our Employee Stock Purchase Plan, which will become effective in connection with this offering.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase additional shares; and

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Summary consolidated financial data

The following summary consolidated financial data should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2023 and 2022 is derived from our audited financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any interim period are not necessarily indicative of the results to be expected for the full fiscal period.

	Year ended December 31,
	2023	2022
	(in thousands)

Revenue and reserve income
Reserve income	$1,430,606	$735,885
Other revenue	19,860	36,167

Total revenue and reserve income from continuing operations	1,450,466	772,052

Distribution, transaction, and other costs
Distribution and transaction costs	719,806	286,953
Other costs	7,918	22,401

Total distribution, transaction, and other costs	727,724	309,354
Operating expenses
Compensation expenses	296,055	212,961
General and administrative expenses	100,128	82,272
Depreciation and amortization expense	34,887	13,277
IT infrastructure costs	20,722	11,835
Marketing expenses	36,544	78,839
Gain on sale of intangible assets	(21,634)	—
Merger termination expenses	—	44,194
Digital assets (gains) losses and impairment	(13,488)	57,436

Total operating expenses	453,214	500,814

Operating income (loss) from continuing operations	269,528	(38,116)
Other income (expense), net	49,421	(720,393)

Net income (loss) before income taxes	318,949	(758,509)
Income tax expense	47,400	3,263

Net income (loss) from continuing operations	271,549	(761,772)

Discontinued operations, net of taxes
Loss from operations of discontinued businesses	(3,987)	(7,075)

Net income (loss)	$267,562	$(768,847)

Other financial information:
Adjusted EBITDA(1)	$395,230	$93,930

(1)

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income (loss) from continuing operations excluding: depreciation and amortization expense; interest expense, net of amortization of discounts and premiums; interest income; income tax expense; stock compensation expense; certain legal expenses; realized and unrealized gains (losses), net, on available-for-sale debt securities and other investments; impairment losses on strategic investments; merger termination expenses; change in fair value of convertible debt, warrant liability, and embedded derivatives; gain on sale of long-lived assets; foreign currency exchange loss; and certain transaction costs. For additional information regarding our use and the limitations of Adjusted EBITDA, see “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures.”

The following table reconciles Adjusted EBITDA to net income (loss) from continuing operations, the most closely comparable GAAP financial measure, for the periods indicated:

	Year ended December 31,
	2023	2022
	(in thousands)
Net income (loss) from continuing operations	$271,549	$(761,772)

Adjusted for:
Depreciation and amortization expense	34,887	13,277
Interest expense, net of amortization of discounts and premiums	1,912	2,684
Interest income(1)	(29,262)	(8,645)
Income tax expense	47,400	3,263
Stock compensation expense	107,999	69,266
Legal expense(2)	2,325	2,604
Realized and unrealized gains (losses), net, on available-for-sale debt securities and other investments	2,239	17,978
Impairment losses on strategic investments	1,611	11,242
Merger termination expenses(3)	—	44,194
Change in fair value of convertible debt, warrant liability, and embedded derivatives	(24,865)	698,936
Gain on sale of long-lived assets	(21,521)	—
Foreign currency exchange loss	956	903

Adjusted EBITDA	$395,230	$93,930

(1)	Reflects interest income from corporate cash and cash and cash equivalents balances. For the avoidance of doubt, this amount does not include the impact of reserve income.

(2)	Reflects the litigation expenses related to Poloniex. Refer to Note 23 to our consolidated financial statements included elsewhere in this prospectus for a summary of these legal matters.

(3)	Reflects one-time termination expenses incurred in connection with the termination of merger agreement.

As of , 2024
	Actual	Pro forma(1)	As adjusted(2)
(in thousands)
Total current assets	$	$	$
Total assets
Total current liabilities
Total liabilities
Redeemable convertible preferred stock
Total stockholders’ deficit

(1)	The pro forma financial information gives effect to the Conversion.

(2)	The pro forma as adjusted information gives effect to the pro forma adjustments in footnote (1) above and to our issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus, including our consolidated financial statements and the notes thereto, before deciding to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks actually occurs, our business, results of operations, financial condition, and prospects would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business and industry

We face intense and increasing competition.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend in part on the continued growth of our stablecoin network, our ability to monetize our stablecoin network, and our ability to innovate and create successful new products and services and improve existing products and services.

Although there may be certain regulatory barriers to enter the markets we serve, we nonetheless expect our competition to continue to increase. We face competition from both established enterprises and early-stage companies that are attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to digital financial services products, significantly greater financial, technical, marketing, and other resources, and larger customer bases than we do. This may allow them to offer more competitive pricing or other terms or features, a broader range of digital financial products, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in end-user and customer preferences. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share or revenues, they may offer terms, including fee structures, that are favorable to ours, which could result in a decrease of our market share or revenues or lead us to adopt less profitable business practices, or otherwise exert downward pressure on our results of operations. For example, actions and policies of our distributors, over which we do not control or oversee, could negatively impact our results of operations. In any case, with increased competition, we may be required to incur additional costs or expenses relative to our revenue to maintain or grow our stablecoin network and the market acceptance of our products and services.

Our current or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services, which could attract end-users and customers away from our products and services. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

We currently compete at multiple levels with a variety of competitors, including:

•	payment platforms;

•	fiat-backed, asset-backed, digital asset-collateralized, and algorithmic tokens;

•	blockchain infrastructure services;

•	digital asset safekeeping services;

•	banks and nonbank financial institutions; and

•	digital wallet providers.

In particular, we compete with traditional banks for many of the services we offer. We are subject to regulation by a variety of state and federal regulators across our products and services, and we rely on banking partners to provide banking services to our customers. This regulation by multiple federal, state, and local authorities increases our compliance costs, as we navigate multiple regimes with different examination schedules and processes and varying disclosure requirements.

We believe that our ability to compete depends upon many factors, both within and beyond our control, including the following:

•	the size, diversity, and activity levels of our end-user and customer base;

•	the timing and market acceptance of products and services, including developments and enhancements to those products and services offered by us and our competitors;

•	trust, perception, and interest in the digital asset industry and in our products and services;

•	customer service and support efforts;

•	selling and marketing efforts;

•	the ease of use, performance, price, and reliability of solutions developed either by us or our competitors;

•	changes in economic conditions and government regulation and policies;

•	our ability to successfully execute on our business plans;

•	our ability to continue to enhance our technical infrastructure and technology;

•	our ability to enter new markets;

•	general digital payments, capital markets, blockchain, and stablecoin market conditions; and

•	our brand strength relative to that of our competitors.

If we are unable to successfully compete in our industry, our business, results of operations, financial condition, and prospects could suffer materially.

Stablecoin platforms and competition may limit the viability of Circle stablecoins.

With significant growth in the stablecoin market and an increasing understanding that it represents one of the largest potential new markets for financial and payments infrastructures, we expect to continue to see intense competition. See “Business—Competitive landscape” for a discussion of the competition within the stablecoin industry. Stablecoins issued by digital asset trading platforms, major existing global payments companies, and banks—along with decentralized algorithmic tokens—are likely to increase competitive pressure on Circle stablecoins and could slow our growth or cause significant declines in our market position. Given the inherent network effects that accompany stablecoin usage, a rapidly growing competitor, or a well-established payments company or bank that enters the market, could gain enough market share to ultimately limit the viability of Circle stablecoins. As an example of such an adverse impact, the amount of USDT in circulation (the largest stablecoin by stablecoins in circulation, issued by Tether) increased while the amount of USDC in circulation declined for nearly a one year period from late 2022 to late 2023, which we believe reflects the different use cases and underlying competitive dynamics for the two stablecoins.

Stablecoins may face periods of uncertainty, loss of trust, or systemic shocks resulting in the potential for rapid redemption requests (or runs). Extreme redemption scenarios, such as simultaneous requests to redeem all or substantially all USDC in circulation, or concerns related to our reserves, may lead to redemption delays and USDC reserves being insufficient to meet all redemption requests.

Privately issued stablecoins, as a relatively new innovation, even when they are fully reserved with high quality liquid assets such as cash and short-dated U.S. government obligations, may be subject to the risk of significant and concentrated redemption requests. If we experience significant and concentrated redemption requests with respect to one or more Circle stablecoins, our operating systems may be subject to significant stress and we may need to liquidate significant reserve assets to meet such requests. In extreme cases, the market for short-dated U.S. government obligations might not be sufficiently liquid for us to meet redemption demands in a timely manner, which could potentially lead to redemption delays. In the most extreme cases, such as a request to immediately redeem all or substantially all of the USDC in circulation, the market for short-dated U.S. government obligations might experience price instability and the USDC reserve might not be sufficient to cover such redemption requests. In such a case, we would have to use our own capital to make up any shortfall and possibly fail to redeem all such USDC in full. Our Reserve Management Standard is designed to materially mitigate these risks by restricting the USDC reserve assets to cash and short-dated U.S. government obligations as required by law. However, our reserve and other policies cannot deter, prevent, or fully protect against significant redemption demand. Currently, all EURC reserve assets are held only in cash.

Given the foundational role that stablecoins play in global digital asset markets, their liquidity can have a dramatic impact on the broader digital asset market. Historically, stablecoin growth has been tied closely to growth in digital asset markets. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar-denominated stablecoins such as USDT and USDC. For example, in March 2023, we announced that we had initiated transfers of the more than $3 billion of funds from Silicon Valley Bank (“SVB”) to other banking partners, but those transfers failed to settle before the Federal Deposit Insurance Corporation (the “FDIC”) placed the bank into receivership. Although all of these funds were ultimately made available and transferred to new banking partners, concerns related to Circle’s access to these funds caused USDC to experience a temporary price dislocation on certain secondary trading markets during the period when banks were closed and until the resulting backlog of redemption requests had been cleared, and the amount of USDC in circulation decreased thereafter.

Furthermore, the issuers of certain algorithmic stablecoins such as TerraUSD, Iron Finance, and others have promoted tokens that are “backed” by trading incentives and in some cases by subsidized yields. The collapse of TerraUSD and LUNA in May 2022 underscored the risks associated with algorithmic tokens, and the contagion risks these pose to the broader digital asset market, which are continuing to play out as trading firms and retail and institutional lenders are facing liquidation and insolvency in the aftermath, as reflected in the Voyager Digital Ltd. and Celsius Network LLC insolvency proceedings, among others. Additionally, the collapse and subsequent insolvency proceedings of FTX also expose the contagion risks related to the broader digital asset market.

These market events have brought significantly more attention to some of the risks with digital assets, and we believe have contributed, in part, to outflows from USDC. We believe this trend has underscored the importance of robust transparency, audits, and having regulated stablecoins as building blocks for trust and the functioning of a well-regulated, orderly market for digital assets. While the digital asset market has shown signs of recovery, the full extent of these events may not yet be known. Impacts include, but are not limited to, the consequent and ongoing financial distress and bankruptcy of certain digital asset market participants, loss of confidence in the broader digital asset market, reputational harm to digital asset market participants, increased negative publicity of the broader digital asset market, heightened scrutiny by regulators and lawmakers, and calls for increased regulation of digital assets and digital asset market participants. Except as described elsewhere in this prospectus (see “Management’s discussion and analysis of results of operations and financial condition—Key factors affecting operating results—Exogenous events and macro trends”), we have had no material direct impact to our business, financial condition, customers, or counterparties from these events; however, these events caused changes to the digital asset market as described above, which indirectly impacted our business and our revenue potential. We do not have any known material financial exposure to any digital asset market participant that faced insolvency and liquidity issues, experienced excessive redemptions or suspended redemptions or withdrawals of digital assets, allegedly mishandled customer funds, or experienced significant corporate compliance failures in connection with these events.

We are unable to predict the timing or severity of any runs on Circle stablecoins. For example, the collapse of one digital asset or company, including those in the traditional finance sector, such as banks, may result in contagion effects for Circle or the broader digital asset market.

Stablecoins operating on blockchains are a relatively new innovation, which may pose barriers to customer and end-user acceptance and create additional operational challenges and risks.

Stablecoins operating on blockchains are a relatively new innovation. In fact, stablecoins built on blockchain technology were introduced only in 2014 and remain in the early stages of development. As a result, compared to fiat currency, customers and end-users may be hesitant to trust and use such stablecoins in general and Circle stablecoins in particular. For example, there have been incidents of smart contract developers acting maliciously and misappropriating funds, which reduces customer and end-user acceptance of stablecoins. In addition, as with the case with other novel technology, compared to more established and well-known industries, any negative publicity regarding blockchain technology and digital assets companies could have an outsized negative effect on confidence in blockchain technology in general and our stablecoins in particular. For example, since the inception of blockchain technology, numerous digital asset businesses and platforms have been sued, investigated, or shut down due to fraud, illegal activities, the sale or issuance of unregistered securities, manipulative practices, business failure, and cyberattacks or security breaches. In addition, the energy usage and environmental impact of certain blockchains have attracted considerable attention, which could potentially create a negative consumer sentiment and perception of digital assets and reduce the acceptance and use of our stablecoins.

The relative novelty of stablecoins operating on blockchains may also pose operational challenges and risks. In particular, many blockchains that support stablecoins have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect their respective underlying blockchains. Those features could lead to novel operational risks related to the settlement and validation of transactions, which could adversely affect the stablecoins whose protocols are built on top of such blockchains. Failures in one or more public blockchains could result in sustained periods where Circle stablecoin holders cannot access or transfer their Circle stablecoins, which could result in Circle stablecoins losing their reputation as a safe and reliable payment technology.

Furthermore, the governance of many decentralized blockchain networks is by voluntary consensus and open competition, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular blockchain network, a lack of incentives for developers to maintain or develop the network, and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs, or changes, or otherwise stymie such network’s utility and ability to respond to challenges and grow.

The acceptance of our stablecoins could be negatively impacted by the disruptions in secondary marketplaces that facilitate the purchase and sale of our stablecoins.

The various markets for stablecoins have varying degrees of liquidity. There is no assurance that there will continue to be an active and liquid market for any market participant to sell or buy Circle stablecoins, unless that participant is a Circle Mint customer (as Circle provides Circle Mint customers with the ability to redeem USDC on a one-for-one basis with the U.S. dollar, and EURC on a one-for-one basis with the euro). Significant disruptions at these marketplaces caused by technical, operational, security, legal, or regulatory issues could cause non-Circle Mint customers to have limited access to markets to buy or sell Circle stablecoins, or could cause temporary market pricing dislocations, which could have a material adverse effect on the acceptance and use of our stablecoins.

Negative developments regarding, including a run on, USDT could adversely affect our business, results of operations, financial condition, and prospects.

USDT is currently the largest stablecoin as measured by the amount of stablecoins in circulation, according to CoinMarketCap. As a result, negative developments regarding, or the actual or perceived instability of, USDT could cause a loss of trust in other stablecoins, including Circle stablecoins, adversely affect the stablecoin industry and the digital assets ecosystem as a whole, and result in dramatic market volatility for stablecoins specifically and digital assets generally. A temporary price dislocation in the secondary markets or an outright run on USDT could lead to sustained redemption demand for, a run on, or a similar price dislocation of Circle stablecoins in the secondary markets. Conversely, significant outflows from USDT could also result in significant inflows into USDC, which could outpace our ability to mint sufficient USDC to meet such demand. Although we have never experienced any inability to accommodate customer minting or redemption requests when other stablecoins experienced such price dislocation, it is possible that the volatility of inflows and outflows and the demand for minting or redemptions could be so strong that we may encounter operational difficulties in meeting such demand.

The launch of central bank digital currencies (“CBDCs”) may adversely impact our business.

In the United States, the Federal Reserve and other government agencies continue to explore the potential for a government-issued CBDC. The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued stablecoins, or significantly limit their utility. Other national governments around the world could also introduce CBDCs, which could in turn limit the size of the market opportunity for USDC, EURC, and other potential future Circle stablecoins.

There is regulatory uncertainty regarding the classification of Circle stablecoins. Any classification of Circle stablecoins as a “security” in the United States or in other jurisdictions would subject us to additional regulation and materially impact the operation of our business.

There is regulatory uncertainty regarding the classification of Circle stablecoins. Depending on the facts and circumstances, a digital asset may be considered a “security,” or an activity involving a digital asset may be deemed to involve a “security” transaction, under securities laws.

The regulatory treatment of stablecoins such as USDC and EURC is uncertain and has drawn significant attention from legislative and regulatory bodies around the world, including from a variety of U.S. congressional committees and financial regulators, as well as the European Central Bank. Moreover, there is currently no generally accepted definition of stablecoin; the term “stablecoin” may refer to digital assets that have materially different characteristics from one another, and different types of stablecoins may be subject to different regulations and requirements. In addition, the issuance and resale of stablecoins (in their various forms) may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, AML, commodities, securities, sanctions, and other laws and regulations in the United States and in other jurisdictions. Thus, while we have concluded that neither USDC nor EURC is a “security” within the meaning of the U.S. federal securities laws, and registration is therefore not required under the applicable securities laws, we acknowledge that the Securities and Exchange Commission (the “SEC”) or a federal court may determine otherwise notwithstanding our conclusion, and such conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on the finding that USDC or EURC is a “security.” Alternatively, there could be a change in law or regulation that classifies assets like USDC and EURC as a “security.” We recognize that the application of securities laws to the specific facts and circumstances of digital assets is complex and subject to change.

Under U.S. federal securities laws, we believe that Circle stablecoins are not “securities” when offered and sold as currently conducted by us because the features of Circle stablecoins, the structure of the reserves backing Circle stablecoins and our marketing of Circle stablecoins to the public are such that end-users have no reasonable expectation of profits from Circle stablecoins from Circle’s efforts and no reasonable expectation that Circle stablecoins are securities. Specifically, the features of Circle stablecoins are designed to ensure that they have a stable value (i.e., one USDC equaling one U.S. dollar and one EURC equaling one euro) and to protect end-users from risk of loss, and Circle stablecoin ownership does not convey to a holder the right to receive any interest, rewards, or other returns in respect of their holding of Circle stablecoins. In addition, reserves backing Circle stablecoins consist entirely of highly liquid price stable cash and cash equivalents, held at institutions with minimal credit risks, which are used only for redemption of Circle stablecoins and not to fund Circle’s (or any other entity’s) operating expenses, product development, or any other business purpose, and given that Circle Mint customers are entitled to redeem Circle stablecoins on a one-for-one basis with the respective fiat currency, Circle (and not customers or end-users) bears responsibility for any such credit risks. Furthermore, Circle only markets Circle stablecoins to the public for consumptive purposes, as a payment stablecoin providing a stable, fast, reliable, and accessible means of payment, and does not market Circle stablecoins to the public as part of any interest, rewards, or yield programs paying holders of Circle stablecoins any interest, rewards, or other returns in respect of their holdings of Circle stablecoins. As a result, we believe that Circle stablecoins are not “securities” when offered and sold as currently conducted by us.

The tests for determining whether a particular digital asset is a “security,” or whether a particular activity involves a “security” transaction, under U.S. federal securities laws are complex and difficult to apply, and the outcome is difficult to predict. Public, although nonbinding, statements by senior SEC officials have indicated that the SEC did not once consider bitcoin or ether to be securities and does not currently consider bitcoin to be a security. The SEC Staff has authored informal, nonbinding letters to the promoters of a handful of digital assets stating that the Staff would not recommend enforcement action to the SEC on the basis that transactions in such digital assets, as described to the Staff by their respective promoters, are securities transactions. On the other hand, the SEC has brought enforcement actions against the promoters of multiple other digital assets, including the promoters of certain other stablecoins, on the basis that the digital assets in question are securities. The SEC’s positions on the federal securities law status of particular digital assets are closely watched and can have dramatic effects, whether or not the SEC’s positions prevail in federal court. Moreover, in September 2021 testimony before the Senate Banking Committee, the Chair of the SEC stated that “only a small number” of digital assets are not securities. Beyond the public enforcement actions involving specific digital assets, the SEC has not yet publicly identified which specific digital assets it considers to be securities, although it is possible that the SEC could do so in the future in the context of enforcement actions or in public statements outside the enforcement context. Although there is limited guidance on the subject, the SEC has also found certain economic arrangements involving digital assets to be securities transactions.

We have conducted analyses of whether any Circle stablecoin should be deemed to be a “security” under federal securities laws. We have also adapted our process for analyzing the federal securities law status of

Circle stablecoins over time, as the specific steps in the process have evolved. As part of our U.S. federal securities law analytical process, we take into account a number of factors, including the various definitions of “security” under federal securities laws and federal court decisions interpreting the elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as court rulings, reports, orders, press releases, public statements, and speeches by the SEC Commissioners and SEC Staff providing guidance on when a digital asset may be a security for purposes of federal securities laws. Our position that neither USDC nor EURC is a “security” is premised, among other reasons, on our conclusion that neither USDC nor EURC meets the elements of the Howey test, as, most notably, holders of USDC and EURC do not have a reasonable expectation of profits from our efforts in respect of their holding of USDC and EURC. In fact, our efforts in designing USDC and EURC and their reserves and our efforts in offering and selling USDC are intended to affirmatively avoid such an expectation of profits by holders of USDC and EURC. Rather, holders of USDC and EURC use these stablecoins for their utility as a frictionless form of payment, which depends on its stable value. Furthermore, we believe that neither USDC nor EURC could be deemed a “note” qualifying as a security under the Reves test because USDC and EURC have no maturity date and bear a family resemblance to commercial/consumer instruments traditionally excluded from the definition of “security” under Reves. Notwithstanding these current facts, there exists a risk that the SEC or another regulatory body may disagree with Circle’s assessment and deem that USDC and/or EURC are “securities” under U.S. federal securities laws. The SEC, for example, has brought an action against Binance, several affiliates, and Binance’s founder involving BUSD, which is another stablecoin and shares certain similarities with Circle stablecoins, alleging that BUSD was marketed and sold in securities transactions. The SEC’s recent high-profile enforcement actions against Binance and other digital asset market participants—as well as repeated statements by the Chair of the SEC that he believes the “vast majority” of digital assets are securities—may increase the risk that the SEC will allege that Circle stablecoins are securities.

If Circle stablecoins, including each of USDC and EURC, are classified as securities in the United States or in other jurisdictions, we would be subject to significant additional regulation, much of which is currently incompatible with our current digital asset business practices. In the United States, this additional regulation would require us to register the offer and sale of Circle stablecoins under the Securities Act absent an available exemption and would obligate us to register as a broker-dealer with respect to our role in facilitating transactions in Circle stablecoins, in addition to imposing registration requirements on third-party market intermediaries whose current digital asset business practices are also largely incompatible with existing securities regulation. We may also be subject to SEC enforcement action with respect to Circle stablecoin-related activities that precede such determination and related registration, which may result in injunctions, cease-and-desist orders, fines, and penalties. In the event Circle stablecoins are classified as securities under the Securities Act, USDC and EURC customers that purchased directly from Circle would have the right within the applicable one-year statute of limitations to rescind their purchase and receive a full refund of the purchase price with interest thereon to the extent registration was required but not undertaken. In addition, there has been recent litigation initiated by private investors against other stablecoin issuers, and in relation to digital assets generally, and any enforcement action brought against us by the SEC asserting that USDC, EURC, or any other Circle stablecoin is a security—or any other action against us by any other regulator—could subject us to similar private litigation asserting violations of U.S. federal securities laws or other relevant laws. Such developments could impact the adoption of Circle stablecoins and adversely affect our business, results of operations, financial condition, and prospects.

Further, our business model relies on our ability to market and sell, through our suite of products and services, the utility of Circle stablecoins to existing and potential customers. Our API services involve offering certain payment functionality, payout, or disbursement functionality as well as wallet services to our customers utilizing Circle stablecoins. We additionally offer a suite of Web3 products and services aimed at developers, but available to any customer, to enable them to build on the functionality of USDC. The use of our services by customers, as well as the integration of our products and services into the product offerings that our customers make available to end-users, raises numerous regulatory questions. Financial services regulators in the United States or in other jurisdictions around the world may not agree with our legal positions. In addition, should financial services regulators make changes to or alter interpretations of applicable laws and regulations as they relate to Circle stablecoins, we may be unable to continue offering our payment, payout, and wallet services to customers in certain jurisdictions or we may have to alter the services in a manner that may be materially detrimental to our financial performance. To the extent that we introduce and/or commercially support other digital assets, such as other fiat-currency-denominated payment stablecoins that have substantially the same features as existing Circle stablecoins, have underlying reserves that are composed in substantially the same manner as existing Circle stablecoins, and are marketed to the public in substantially the same manner as existing Circle stablecoins, we must analyze whether such digital assets could be deemed securities under U.S. federal and other relevant securities laws. Adherence to our policies and procedures with respect to such assessments does not guarantee that our conclusions will be proven correct if challenged by the SEC or any other regulatory body. While we believe our process for analyzing the classification of Circle’s stablecoins reflects a thoughtful analysis that is reasonably designed to facilitate consistent application of available legal guidance to digital assets to determine whether such digital assets constitute securities, we recognize that the application of securities laws to digital assets and the specific facts and circumstances of digital asset transactions is complex and subject to change. Therefore, legal and regulatory risk will be inherent to our business model until greater legal and regulatory certainty becomes possible. Our process may be considered “risk based” in the sense that it is not capable of eliminating risks associated with any of Circle’s stablecoins or any other digital assets being later classified as a security. We further acknowledge that our determinations (and similar determinations by other industry participants) are not binding on the SEC, any other regulatory body, or any court. As such, we are at risk of enforcement proceedings against us, which could result in potential injunctions, cease-and-desist orders, fines, and penalties if any of Circle’s stablecoins were determined to be a security by the SEC, another regulatory body, or a court. The amount of fines, penalties, and other damages that we could incur as a result of having improperly transacted in digital asset securities could be significant enough to have a material adverse effect on our business, results of operations, financial condition, and prospects.

If Circle stablecoins were classified as “securities” under U.S. securities laws, only registered broker-dealers would be able to intermediate sales of our stablecoins between us and purchasers; however, there is significant uncertainty as to how broker-dealers can transact in digital assets, including stablecoins, consistent with their regulatory requirements, thus there are few if any registered broker-dealers available that would be willing to facilitate these transactions.

The classification of Circle stablecoins as “securities” under federal securities laws would result in new regulatory compliance obligations relating to dealings in Circle stablecoins. A person in the United States that engages in the business of effecting transactions in securities for the account of others, or buys and sells securities for its own account as part of a regular business, may be subject to registration with the SEC as a “broker” or “dealer” under the Exchange Act. If Circle stablecoins were classified as securities, a person intermediating sales of these products may need to be registered as a broker-dealer, and have sufficient operational and regulatory capacity to comply with applicable laws and regulations.

However, current SEC and FINRA regulatory requirements do not contemplate transactions in digital asset securities, and it is not currently clear how trading in such assets could be achieved in full compliance with all relevant regulations. For example, there is not regulatory clarity as to how broker-dealers can maintain custody of their customers’ digital asset securities in compliance with Exchange Act Rule 15c3-3, known as the Customer Protection Rule. In December 2020, the SEC issued a statement on the custody of digital asset securities by broker-dealers in accordance with Rule 15c3-3. The statement sets forth the SEC’s position that, for a period of five years, a broker-dealer operating under the circumstances set forth in the statement will not be subject to an SEC enforcement action on the basis that the broker-dealer deems itself to have obtained and maintained physical possession or control of customer fully paid and excess margin digital asset securities consistent with the guidance. These circumstances, among other things, include that the broker-dealer: (1) limits its business to digital asset securities; (2) establishes and implements policies and procedures reasonably designed to (a) assess whether a digital asset security was offered and sold pursuant to an effective registration statement or an available exemption from registration and (b) mitigate the risks associated with conducting a business in digital asset securities; and (3) provides customers with certain disclosures regarding the risks of engaging in transactions involving digital asset securities. Due to these restrictive conditions, only one broker-dealer has been approved to act as a “special purpose broker-dealer” pursuant to this statement to date (and the scope of its business to date remains unclear); even so, many challenges related to compliance with Rule 15c3-3 as well as other provisions remain.

Assuming the regulatory challenges with transactions by broker-dealers in stablecoins were resolved, the SEC registration and FINRA new and continuing membership processes for firms seeking to operate as broker-dealers are time-consuming, particularly for broker-dealers with digital asset-oriented business plans, and it is possible FINRA’s new or continuing membership process may exceed a year. Moreover, FINRA’s approvals may be limited to certain activities and expansion into new activities requires additional FINRA approvals. We would not be able to sell Circle stablecoins through an intermediary until a registered broker-dealer (whether an affiliate of ours or a third party) was able to facilitate these transactions in a compliant manner. Once registered, a new broker-dealer would be subject to, among other things, prescribed regulations governing advertising, know-your-customer (“KYC”), financial responsibility, and customer protection (i.e., custody and safeguarding of customer assets) and it will be subject to periodic examination by the SEC and FINRA to assess its operations and the adequacy of its regulatory compliance. Our existing broker-dealer, SI Securities, LLC, will remain subject to such regulations, but its compliance functions would need to be adjusted to reflect the Circle stablecoins-related activities. The cost of compliance would be significant and much of the compliance costs will be ongoing.

Because we have concluded Circle stablecoins are not securities, we have determined that this SEC statement does not apply to Circle stablecoins. But if Circle stablecoins were determined to be securities, these regulatory challenges would make it difficult for us to issue Circle stablecoins through an intermediary. Further, compliant secondary market trading of digital asset securities may be impractical, greatly impacting the ability of Circle stablecoin holders to buy and sell their stablecoins, as broker-dealers and other market intermediaries likely would be unwilling to effect such purchases and sales. In addition, Circle’s ability to facilitate such purchases and sales would depend on identifying a custodial arrangement for the secure holding of Circle stablecoins or any other digital asset security that the SEC or FINRA will accept as meeting the requirements of Rule 15c3-3. If we fail to identify such an arrangement, or if FINRA delays approval of our subsidiary’s continuing or new member application, as applicable, such failure or delay could prevent us from continuing to administer our Circle stablecoin operations as currently operated and could materially and adversely affect our business, financial condition, results of operations, and prospects.

Future developments regarding the treatment of Circle stablecoins and other stablecoins for U.S. federal income, state, and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of stablecoins and other digital assets, there is an absence of law and judicial precedent on their treatment for U.S. federal, state, and foreign income tax purposes. We do not know with any certainty when or if additional guidance will be provided. Changes to the tax law could lead to adverse tax consequences in the future.

In 2014, the U.S. Internal Revenue Service (the “IRS”) released a notice (the “IRS Notice”) discussing certain aspects of “convertible virtual currency” (that is, a digital asset that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes. The IRS stated that a digital asset (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions” (the “Ruling & FAQs”) that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital assets are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital assets. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of stablecoins. Furthermore, the IRS Notice states that no inference should be drawn with respect to virtual currencies not described therein.

The types of virtual currencies addressed in the IRS Notice and their features are significantly different from Circle stablecoins and stablecoins in general. Whereas the value of the types of virtual currencies addressed in the Notice reflect a variety of factors, such as perceived utility, they are not subject to a requirement by the issuer to redeem them on a one-for-one basis for fiat currency. Although we believe our treatment of digital asset transactions is consistent with existing guidance provided by the IRS, because of the rapidly evolving nature of digital asset innovations and the increasing variety and complexity of digital asset products, it is possible the IRS may disagree with our treatment, which could adversely affect our customers and end-users and the vitality of our business. Similar uncertainties exist in the foreign markets in which we operate, affecting our non-U.S. customer and end-user base. These uncertainties and potential adverse interpretations of tax law could affect our non-U.S. customers and non-U.S. end-users and the vitality of our products and services outside of the United States.

There can be no assurance that the IRS or other foreign tax authority will not alter or clarify its position with respect to digital assets generally and stablecoins specifically in the future. It is also unclear what additional guidance may be issued in the future on the treatment of existing stablecoin and digital asset transactions and future innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS or foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for both holders and issuers of digital assets and the value of digital assets more generally. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of stablecoins and other digital assets transactions impacts our customers and end-users, and could negatively impact our business, both domestically and abroad.

Any significant disruption in our or our third-party service providers’ or partners’ technology could result in a loss of customers or funds and adversely impact our business, results of operations, financial condition, and prospects.

Our reputation and ability to attract and retain customers and grow our business depends on our ability to operate our service at high levels of reliability, scalability, and performance, including the ability to process and monitor, on a daily basis, a large number of transactions that occur at high volume and frequencies across multiple systems. The proper functioning of our products and services, the ability of our customers to make and receive payments, and our ability to operate at a high level are dependent on our ability to access the blockchain networks underlying Circle stablecoins and other supported digital assets, for which access is dependent on our systems’ ability to access the internet. Further, the successful and continued operations of such blockchain networks will depend on a network of computers, miners, or validators, and their continued operations, all of which may be impacted by service interruptions.

Our systems, the systems of our third-party service providers and partners, and certain digital asset and blockchain networks, have experienced from time to time and may experience in the future service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks or security breaches, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary site usage could cause our computer systems to operate at an unacceptably slow speed or even fail. Some of our systems, including systems of companies we have acquired or the systems of our third-party service providers and partners, are not fully redundant, and our or their disaster recovery planning may not be sufficient for all possible outcomes or events.

If any of our systems, or those of our critical third-party service providers, are disrupted for any reason, our products and services may fail, resulting in unanticipated disruptions, slower response times, and delays in our services, including customers’ payments through their digital wallets (each, a “Circle Mint account”). This could lead to failed or unauthorized payments, incomplete or inaccurate accounting, loss of customer information, increased demand on limited customer support resources, customer claims, complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services could harm our business. Frequent or persistent interruptions in our services could cause current or potential customers or partners to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services. Any such developments could permanently harm our reputation and brands and could lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to our business practices. They ultimately could cause us to lose existing licenses or banking relationships that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business.

Moreover, to the extent that any system failure or similar event results in damages to our customers or their business partners or end-users, these customers or partners could seek significant compensation or contractual penalties from us for their losses. Such claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

In addition, we are continually improving and upgrading our information systems and technologies. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful. If we fail to timely and successfully implement new information systems and technologies or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on our business, results of operations, financial condition, and prospects.

Our customers’ funds and digital assets may fail to be adequately safeguarded by us or the third-party service providers upon whom we rely.

As of December 31, 2023, assets related to safeguarding obligations recognized on our balance sheet were $524.2 million. Assets related to safeguarding obligations are not insured or guaranteed by any government or government agency. We have also entered into service arrangements with third parties where we or third-party service providers receive and hold funds for the benefit of our customers. Some of the digital assets held in connection with our discontinued legacy products are maintained in accounts on third parties’ exchanges. Our and our third-party service providers’ abilities to manage and accurately safeguard these funds and digital assets require a high level of internal controls. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls and ensure that our third-party service providers do the same. Our success and the success of our product offerings require significant public confidence in our and our third-party service providers’ ability to properly manage digital asset balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our third-party service providers’ operations, liquidity, and financial condition for the proper maintenance, use, and safekeeping of these customer assets. Any failure by us or our third-party service providers to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm and significant financial losses, lead customers to discontinue or reduce their use of our and our third-party service providers’ products, and result in significant penalties and fines and additional restrictions, all of which could adversely impact our business, results of operations, financial condition, and prospects.

We deposit, transfer, and hold in custody customer funds and digital assets in multiple jurisdictions. In each instance, we are required to safeguard customers’ assets using security controls that meet our regulatory obligations and also address the specific risks applicable to our hot and cold wallet storage systems as well as our financial management systems related to such custodial functions. We appropriately ledger, properly segregate, and maintain separate accounts for our corporate-held stablecoins and the reserve assets in respect of our customers’ stablecoins. Our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees, or service providers acting contrary to our policies could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our third-party service providers or agents, and improperly access, obtain, or misuse customer digital assets and funds. The methods used to obtain unauthorized access, disable, or degrade service, or sabotage systems are also constantly changing and evolving, and they may be difficult to anticipate or detect for long periods of time. We have obtained insurance coverage for such impropriety in amounts that we believe are appropriate for our business under our primary financial institution bond insurance (which, subject to certain conditions and exceptions, covers, among other things, theft by employees, unexplainable disappearance of electronic data processing media on our premises, and computer fraud and funds transfer fraud) and under our vault risk insurance (which, subject to certain conditions and exceptions, covers, among other things, dishonest and/or fraudulent acts and omissions of certain employees in finance, engineering, and custody operations roles with respect of private keys and/or authentication credentials). However, our insurance may not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of our assets. Our ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of customer funds or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through our websites or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted customers and regulators of a possible or actual incident. Such incident may also expose us to regulatory enforcement actions (including substantial fines), limit our ability to provide services, subject us to litigation, impose significant financial losses, and adversely impact our business, results of operations, financial condition, and prospects.

In addition, although we hold at least an equivalent amount of fiat currency denominated assets for stablecoins in circulation, there is not complete certainty in a stablecoin holder’s claim to reserve assets in the event of bankruptcy or insolvency. See “Business—Treatment of reserve assets.”

The loss or destruction of private keys required to access any digital assets held in custody for our own account or for our customers may be irreversible.

Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to wallets containing digital assets held for our own account or for our customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to cyberattacks or security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our customers’ digital assets could adversely affect our customers’ ability to access or sell their digital assets, require us to reimburse our customers for their losses, and subject us to significant financial losses in addition to losing customer trust in us and our products. The total value of digital assets in our possession and control is significantly greater than the total value of insurance coverage that would compensate us in the event of theft or other loss of funds.

Our inability to maintain existing relationships with financial institutions and similar firms or to enter into new such relationships could impact our ability to offer services to customers.

We limit Circle stablecoin reserves to cash balances held at banks, U.S. Treasury securities with remaining maturities of three months or less, and the Circle Reserve Fund, which is an SEC-registered government money market fund holding a portfolio of U.S. Treasury securities with remaining maturities of three months or less, overnight U.S. Treasury repurchase agreements, and cash. We manage our stablecoin reserves in accordance with our Reserve Management Standard (see “Business—Our platform, products, and ecosystem—The Circle stablecoin network” for a discussion of our Reserve Management Standard) and in accordance with all applicable regulatory requirements and commercial laws. As of December 31, 2023, we held approximately 90% of USDC reserves in the Circle Reserve Fund, which is issued by BlackRock and custodied at BNY Mellon, with the remaining portion of USDC reserves held as cash at various banking partners in FBO accounts (that cannot hold corporate funds), primarily GSIBs. Our banking partners may impose requirements or demand information from us regarding us, our customers, or our operations as a condition to our continued relationship, and such requirements or requests may become increasingly rigorous in the future as our business grows, which could be exacerbated by scrutiny over our industry. Complying with such requirements or requests may be costly and time-consuming and may divert management’s attention from other aspects of our business. If we are unable to fulfill such requirements or requests on a timely basis, or at all, we may be unable to maintain our existing banking relationships or establish new ones. Furthermore, given our business and industry is under heavy scrutiny from regulators and policymakers, we may face increased difficulty maintaining existing relationships or entering into new relationships with financial institutions. For example, the U.S. federal banking agencies have increased pressure on banks’ relationships with digital asset firms by, among other things, stating that deposits that represent reserves for stablecoins are subject to heightened liquidity and risk management risks. As our industry develops and becomes subject to increasing scrutiny, this risk may increase as well. If we are unable to maintain existing relationships with such financial institutions, we may not be able to enter into new relationships with other qualified financial institutions in a timely manner, which may materially and adversely affect our ability to access reserves, honor redemptions, and offer other services to our customers.

In addition, in order to offer our payments, payout, and wallet services to customers, we depend on various third-party payment systems and other partners. See “Business—Our platform, products, and ecosystem—Our ecosystem” for examples of partners and parties in our ecosystem. Specifically, our offering of the payments, payout, and wallet services depends on our ability to offer card transaction processing, ACH transaction processing, and wire transfer processing services to our customers. In order to provide such transaction processing services, we have established relationships with financial institutions whereby such institutions sponsor us into the relevant payment networks (e.g., the card networks and the ACH). Our ability to offer these services depends on our ability to maintain existing sponsorship relationships and to establish new sponsorship relationships. Our regulatory status, recent statements by the U.S. federal banking agencies, and the status of Circle stablecoins and digital assets more generally may be an impediment to our ability to receive or obtain sponsorships from financial institutions, such as Mastercard and Visa. As our industry develops and becomes subject to increasing scrutiny, this risk may increase as well. Should our sponsorship partners cease providing such sponsorship, we would be at risk of being unable to provide the payment processing services that are core to our customer offering.

Third parties upon which we rely to process transactions may refuse to process transactions adequately, breach their agreements with us, refuse to renew agreements on commercially reasonable terms, take actions that degrade the functionality of our services, impose additional costs or requirements on us, or give preferential treatment to our competitors. Some third parties that provide services to us may have or gain market power and be able to increase their prices to us without competitive constraint. In addition, there can be no assurance that third parties that provide services directly to us will continue to do so on acceptable terms, or at all, or will not suffer from outages to their systems. If any third parties were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other third parties in a timely and efficient manner and on acceptable terms, or at all, which may materially and adversely affect our business, results of operations, financial condition, and prospects.

We are subject to credit risks in respect of counterparties, including banks and other financial institutions.

Due to our treasury function and other services, we are and will continue to be subject to the risk of actual or perceived deterioration of the commercial and financial soundness, or perceived soundness, of other financial institutions. This is particularly the case in relation to receivables regarding settled payment transactions, and with respect to cash and cash equivalents held at financial institutions. We regularly maintain cash balances at banks in excess of the FDIC insurance limit. For example, we had more than $3 billion of funds that we attempted to transfer out of SVB before it was placed into FDIC receivership. The failure of such a bank could result in our inability or delays or disruptions in our ability to access reserves and honor redemptions. Further, Circle stablecoin reserves held in omnibus structures at third-party financial institutions are not covered by FDIC insurance above applicable limits and are subject to risk of loss. One institution defaulting, failing a stress test, or requiring bail-in by its shareholders and/or creditors and/or bail-out by a government could lead to significant liquidity problems and losses or defaults by other institutions, as was seen during turmoil in the global banking system in 2023. Even the perceived lack of creditworthiness of, or questions about, a counterparty or major financial institution may lead to market-wide liquidity problems and losses or defaults by financial institutions to which we have an exposure. This risk resulting from the interdependence on financial institutions is sometimes referred to as “systemic risk” and may adversely affect financial intermediaries, such as industry payment systems and banks, with whom we interact on a daily basis. Systemic risk, particularly within the United States, could expose us to risk of loss, litigation, and potential liability and have a material adverse effect on our ability to raise new funding and on our business, results of operations, financial condition, and prospects.

We are exposed to transaction losses due to chargebacks as a result of fraud or uncollectability.

Our products and services may be paid for by various methods, including ACH, wire transfers, or credit and debit cards through payment processors, which exposes us to risks associated with chargebacks and refunds. These claims could arise from fraud, misuse, unintentional use, settlement delay, or other activities. Also, criminals are using increasingly sophisticated methods to engage in illegal activities, such as counterfeiting and fraud. If we are unable to collect such amounts from the customer, or if the customer refuses or is unable, due to bankruptcy or other reasons, to reimburse us, we bear the loss for the amount of the chargeback or refund.

While we have policies to manage and mitigate chargeback and fraud risks, there is no assurance that such policies will be effective. Our failure to limit chargebacks and fraudulent transactions could increase the number of refunds and chargebacks that we have to process. In addition, if the number of refunds and chargebacks increases, our payment processors could require us to increase reserves, impose penalties on us, charge additional fees, or terminate their relationships with us. Failure to effectively manage risk and prevent fraud could increase our chargeback and refund losses or cause us to incur other liabilities, which could adversely affect our business, results of operations, financial condition, and prospects.

Our inability to renew our marketplace and client contracts at favorable terms could harm our business.

Failure to retain our existing customers could negatively impact our business and could lead to significant fluctuations in our results of operations. We may experience customer attrition as a result of several factors, including business closures, downward trends in the digital asset markets, transfers of customer accounts to our competitors, and account closures that we initiate. We cannot predict the level of attrition in the future and our revenues could decline as a result of higher-than-expected attrition. In addition, as our large customers typically have arrangements with multiple payment and asset storage services (primarily in order to mitigate against risks such as downtime, delayed response time, or default), these customers could shift business away at any given time without necessarily terminating their contracts.

In addition, customers may seek price reductions when renewing, expanding, or changing their services with us and/or when their need for payment or asset storage services experiences significant volume changes. Customers may also seek more integrated or “bundled” offerings with a simplified pricing structure. If our contracts are terminated by our large customers or if our large customers shift business away—or if we are unsuccessful in retaining contract terms that are favorable to us—our business, results of operations, financial condition, and prospects may be materially and adversely affected.

Our products and services may be exploited by our customers, employees, service providers, and other third parties to facilitate illegal activity such as fraud, money laundering, terrorist financing, gambling, tax evasion, and scams.

We have been, and may in the future be, subject to liability for illegal transactions conducted by our customers, employees, service providers, and other third parties. Although our service agreements with customers shift liabilities to customers in connection with fraudulent activities, examples of third-party transactions for which we could incur liability include fraudulent payments initiated by our customers, money laundering, gambling, tax evasion, and scams. Examples of fraud include when a party knowingly uses a stolen digital wallet or otherwise illicitly acquires access information to a digital wallet. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting, account takeover, and fraud. It is possible that incidents of fraud could increase in the future. The use of our products or services for illegal or improper purposes could subject us to claims, individual and class action lawsuits, and government and regulatory investigations, prosecutions, enforcement actions, inquiries, or requests that could result in liability and reputational harm for us. Further, payment processors, such as Visa and Mastercard, have and could require us to terminate services to customers involved in such illegal activities. These payment processors could also charge us a fine in connection with a customer’s entry into their fraud monitoring programs.

In addition, we are subject to the risk that our employees or service providers could commit fraudulent activity against us or our customers. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, misappropriation of information, failing to supervise other employees or service providers, or improperly using confidential information. To help us detect employee

(including senior officers) and service provider misconduct, we have an overarching enterprise risk management framework that is designed to provide reasonable assurance that our employees and vendors support and adhere to a strong risk-based culture. This includes a third-party management program that focuses on enterprise-wide risks related to service providers in terms of misconduct, compliance, and reputational risks. In addition, our internal audit program provides independent review and control testing specific to our business that work to ensure that risk management, oversight, governance, and internal controls are operating effectively. These programs enable us to identify risks and test associated controls to prevent and detect employee and service provider misconduct. We employ various manual and automated ways to detect potential employee or third-party misconduct. Examples of these programs are a whistleblower policy and security controls that monitor suspicious activity. For our service providers, our risk management framework requires us to perform risk-based due diligence on service providers, such as AML screening. We also require annual AML and security training for all employees to help our employees identify and detect misconduct proactively. Our efforts to detect and monitor such transactions for compliance with law may require significant costs, and may not ultimately detect or deter all such transactions.

Moreover, certain activity that may be legal in one jurisdiction may be illegal in another jurisdiction, and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a customer is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, we may be subject to governmental inquiries or enforcement actions, prosecuted, or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters, e-money issuers, broker-dealers, and alternative trading systems for certain illegal activities, and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against us for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm, financial liabilities, loss of transaction volume, or increased costs that could harm our business, results of operations, financial condition, and prospects.

The risk of illegal activity may be heightened for digital assets, which are relatively new and, in many jurisdictions, lightly regulated or largely unregulated. Many types of digital assets have characteristics such as the speed with which transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain transactions, and encryption technology that anonymizes these transactions, which may make digital assets susceptible to use in illegal activity. Federal, state, and foreign regulatory authorities and law enforcement agencies—such as the Department of Justice, the SEC, the Commodity Futures Trading Commission (“CFTC”), the Federal Trade Commission (“FTC”), the IRS, and various state securities and financial regulators—investigate, issue subpoenas, make civil investigative demands, and take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets.

While we believe that our risk management and compliance framework is reasonably designed to detect significant illicit activities conducted by our potential or existing customers, we cannot ensure that we will be able to detect all illegal activity on our systems. If any of our customers use our products and services to further such illegal activities, our business could be adversely affected.

Our compliance and risk management methods might not be effective.

Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. While we have devoted significant resources to develop policies and procedures to identify, monitor, and manage our risks, and expect to continue to do so in the future, there can be no assurance that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls, observed historical market behavior, and standard industry practices. These methods may not adequately prevent losses, particularly in the case of extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increased risk tolerance, which could expose us to the risk of greater losses.

Regulators periodically review our compliance with our own policies and procedures and with a variety of laws and regulations. These regulators include, but are not limited to, U.S. state regulators, such as the NYDFS and the California Department of Financial Protection and Innovation; U.S. federal authorities, including the Financial Crimes Enforcement Network (“FinCEN”) and the IRS; and foreign regulators, including the UK Financial Conduct Authority and the Bermuda Monetary Authority. We have received in the past, and may from time to time receive additional, examination reports citing violations of rules and regulations and inadequacies in our existing compliance programs. Those reports may require us to enhance certain practices with respect to our compliance program—including due diligence, training, monitoring, reporting, and recordkeeping. We continue to enhance our compliance programs to address such findings, including enhancing our due diligence, monitoring, reporting and recordkeeping processes, and controls. If we fail to comply with these programs or do not adequately remediate certain findings, regulators may take a variety of actions that could impair our ability to conduct our business, including delaying, denying, withdrawing, or conditioning approval of our licenses or certain products and services. In addition, regulators have broad enforcement powers to censure, fine, issue cease-and-desist orders, or otherwise prohibit us from engaging in some of our business activities. In the case of noncompliance or alleged noncompliance, we could be subject to investigations and proceedings that may result in substantial penalties or civil lawsuits, including by customers, for damages which can be significant.

Furthermore, we rely on third parties for some of our KYC and other compliance obligations. If these third parties fail to effectively provide these services, we may be subject to adverse consequences as described above.

Legislation requiring stablecoin issuers to be banks would materially affect our business.

While our money transmission licenses (“MTLs”) and money services business registration status subject us to regulations that govern material aspects of our business—such as how we commercialize Circle stablecoins, onboard customers, and maintain adequate reserves underlying Circle stablecoins—such regulation is not equivalent to the kind that governs regulated banks, pursuant to the Federal Deposit Insurance Act, Federal Reserve Act, and similar laws. The President’s Working Group on Financial Markets, together with the FDIC and the Office of the Comptroller of the Currency (“OCC”), issued a joint report on stablecoins in November 2021, which recommended that Congress promptly enact legislation to regulate stablecoin arrangements, including a requirement for stablecoin issuers to be insured depository institutions. Since that time, several legislative proposals have been introduced, but none have yet been enacted.

Several of the proposals currently under consideration, including one that passed the House Financial Services Committee, would permit nonbanks to issue stablecoins. However, there is a risk that legislation is ultimately enacted that requires stablecoin issuance to be limited to banks or bank affiliates. To comply with such legislation, we would have to apply to charter or acquire a bank, and there is a risk that we would not receive approval, in which case we would not be able to continue issuing Circle stablecoins in the United States. If we were approved, we would become subject to extensive additional and ongoing regulatory and supervisory requirements that would have a material impact on both our current business and future business activities, and may limit our growth opportunities. The federal laws and regulations that would apply to us if we were to charter or acquire a bank may include, among other things, requirements related to changes of ownership or control; activities restrictions, and capital, liquidity, and risk management requirements; restrictions on extensions of credit and affiliate transactions; and restrictions on dividend payments. To the extent we become subject to such regulation as a result of chartering or acquiring a bank, or by virtue of new legislation, we will need to adjust our operations to the new regulatory environment, which may cause us to adjust our business practices and materially increase our ongoing cost of regulatory compliance.

Minting and redeeming Circle stablecoins from our platform involves risks, which could result in loss of customer assets, customer disputes, and other liabilities.

To receive a Circle stablecoin, a verified customer must deposit, via credit or debit card, ACH, or wire transfer, to a Circle bank account, in the currency corresponding to the amount of desired applicable Circle stablecoin. Once the credit is made to the Circle bank account, tokens are minted to the customer’s Circle Mint account, effectively increasing the applicable Circle stablecoin in circulation. Likewise, customers with a Circle stablecoin in their Circle Mint account can redeem such tokens so that the system cancels the applicable Circle stablecoin tokens and transfers funds in the applicable fiat currency out of reserve and into a customer’s linked bank account, effectively reducing the applicable Circle stablecoin in circulation.

If a customer incorrectly enters bank account credentials or other information when depositing and withdrawing funds, there is a risk that a portion or all of the customer’s assets will be permanently and irretrievably lost with no means of recovery. Alternatively, a customer may transfer Circle stablecoins or other supported assets to an external wallet address that they do not own, control, or hold the private keys to. Such incidents could result in customer disputes, damage to our brand and reputation, legal claims against us, and financial liabilities, any of which could adversely affect our business.

Insurance protection under the Securities Investor Protection Corporation (the “SIPC”) will not be available for USDC or other stablecoins.

Pursuant to the Securities Investor Protection Act of 1970 (the “SIPA”), the SIPC provides limited insurance coverage to investors for cash or securities held in their brokerage accounts in the event of insolvency of a broker-dealer or limited other circumstances. We do not consider USDC to be a “security” under the U.S. securities laws and do not believe that the SIPC would currently consider USDC to be insured as cash or securities for these purposes. Accordingly, the insurance and other protections afforded under the SIPA would not currently apply to Circle stablecoins. In a liquidation of our broker-dealer, for example, a customer’s unregistered Circle stablecoins held in the custody of the broker-dealer will be treated as a general claim as opposed to a claim that has priority over other creditors in a liquidation. Customers would thus not be entitled to SIPC insurance for missing assets of our liquidated broker-dealer. Accordingly, the lack of SIPA protections and SIPC insurance coverage could adversely affect our ability to retain and obtain new customers and expand our Circle stablecoin operations.

Our brand and reputation are integral to our business and competitive position.

Our brand and reputation are key assets and a competitive advantage. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, an ability to provide consistent, high-quality, and secure products, services, features, and support, and our ability to successfully secure, maintain, and defend our rights to use the “Circle,” “USDC,” and “EURC” marks and other trademarks important to our brand.

We believe that the importance of our brand will increase as competition further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives.

We receive a high degree of media coverage in the digital assets ecosystem and around the world. Unfavorable publicity regarding, for example, our product changes, product quality, business partners, litigation or regulatory activity, privacy practices, terms of service, employment matters, the use of our products, services, or supported digital assets for illicit or objectionable ends, the actions of our customers and end-users, management practices, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation. Further, we have in the past, and may in the future, be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, end-users, employees, or society at large, which campaigns could materially impact our customers’ and end-users’ decisions to use our products and services. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our customers and end-users and result in a decrease in revenue, which could adversely affect our business, results of operations, financial condition, and prospects.

Our future growth depends significantly on our marketing efforts.

We have dedicated significant resources to marketing efforts. Our ability to attract and retain customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, search engine marketing, and offline partnerships. While our goal remains to increase the strength, recognition, and trust in our brand by increasing our customer base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase, or if we are not successful in generating new channels, we may not be able to attract new customers in a cost-effective manner or increase the use of our products and services. If we are unable to recover our marketing costs through increases in the size, value, or other product selection and utilization, it could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We have experienced significant growth, which we may encounter difficulties managing and which may not be sustainable.

We have experienced significant growth in recent years. As we grow, our business becomes increasingly complex. We may encounter difficulties in managing our growth and the associated demands on our operational, risk management, sales and marketing, technology, compliance, and finance and accounting resources, which could disrupt our operations and make it difficult to execute our business strategy. We believe that to effectively manage and capitalize on our growth, we must continue to expand our information technology and financial, operating, and administrative systems and controls, and continue to manage headcount, capital, and processes efficiently. Our growth could strain our resources, cause operating difficulties, make it difficult to recruit and retain qualified employees and preserve our company culture, and divert our management’s attention from day-to-day activities in order to manage our growth. If we do not successfully manage our growth, we may experience erosion to our brand, the quality of our products and services may suffer, and our company culture may be harmed. Furthermore, we may be subject to significant liability resulting from any noncompliance with laws, be unable to obtain and maintain operating licenses or other authorizations, and experience loss of bank relationships that could substantially impair or even suspend company operations.

The future growth of our business depends on our ability to retain existing customers, attract new customers, expand product offerings, and increase processed volumes and revenue from both new and existing customers. Under our standard API services agreement, our customers are not subject to any minimum volume commitments, and they have no obligation to continue to use our services. A customer’s use of our services may decrease for a variety of reasons, including:

•	the customer’s level of confidence in and/or satisfaction with our products and services;

•	the effectiveness of our support services;

•	the pricing of our products and services;

•	the pricing, range, and quality of competing products or services;

•	the effects of global economic conditions, regulatory or financial institution limitations, and trust, perception, and interest in the digital asset industry and in our products and services; or

•	reductions in the customer’s payment activity.

Although there are complexities and costs associated with switching to a competitor, such costs may not be significant enough to prevent a customer from switching service providers, especially for larger customers who commonly engage more than one financial services provider at any one time. Therefore, there can be no assurance that we will be able to sustain our rate of growth or that we will retain existing customers.

We are constantly evaluating opportunities to expand our product offerings and the territories in which we offer our products. However, we have limited financial and management resources. As part of our resource allocation decisions, we may prioritize the development of certain products or expansion into certain territories. Such decisions involve inherent subjectivity and uncertainty, and there can be no assurance that we will not forgo or delay the pursuit of opportunities that later prove to have greater commercial potential and market acceptance. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities.

Any failure by us to retain existing customers, attract new customers, or increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, results of operations, and prospects. These efforts may require substantial financial expenditures, commitments of resources, developments of our processes, and other investments and innovations.

Cyberattacks and security breaches of our systems, or those impacting our customers or third-party suppliers and vendors, could adversely impact our business, results of operations, financial condition, and prospects.

Our business involves the collection, use, storage, transmission, and other processing of confidential information—such as customer, employee, service provider, and other personal data—as well as information required to access customer assets. We have built our reputation on the premise that our products and services offer customers a secure way to accept and make payments and store value. As a result, any actual or perceived cyberattack or security breach of us or our third-party service providers or partners may:

•	harm our reputation and brand;

•	result in our systems or services being unavailable and interrupt our operations;

•	result in improper disclosure of data and violations of applicable privacy and other laws;

•	result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

•	cause us to incur significant remediation and litigation costs;

•	lead to theft or irretrievable loss of our or our customers’ assets;

•	reduce customer confidence in, or decreased use of, our products and services;

•	divert the attention of management from the operation of our business;

•	result in significant compensation or contractual penalties from us to our customers or third parties as a result of losses to them or claims by them; and

•	adversely affect our business and operating results.

Further, any actual or perceived cyberattack or security breach directed at financial institutions, or digital asset or blockchain companies, whether or not we are directly impacted, could lead to a general loss of confidence in the digital asset economy or in the use of technology to conduct financial transactions. Such loss of confidence could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.

An increasing number of organizations—including large businesses, technology companies, and financial institutions as well as government institutions—have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted cyberattacks or security breaches, including on their websites, mobile applications, and infrastructure. Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These cyberattacks or security breaches may occur on our systems or those of our third-party service providers or partners. Certain types of cyberattacks or security breaches could harm us even if our systems are left undisturbed. For example, cyberattacks or security breaches may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target, and we may not be able to implement adequate preventative measures. Even when a cyberattack or security breach is detected, the full extent of the breach may not be determined immediately.

We have sought to develop systems and processes designed to protect the data we manage, prevent data loss and other cyberattacks or security breaches, and respond to known and potential risks, and we expect to continue to expend significant resources to bolster these protections. For example, we have sought to develop a security program and established controls aligned to the cybersecurity framework established by the National Institute of Technology and Standards; however, there are several areas that continue to be enhanced and are dependent on a robust asset and device inventory and management tool. This inventory and management tool will assist in enhancing several dependent security areas of focus: robust security operations (which will provide enhanced logging and monitoring), vulnerability management (which will track vulnerabilities to remediate), endpoint/network security (which will provide the ability to ensure consistent security controls to Circle endpoints and network), data protection (which will provide the ability to determine known data sources for appropriate data protection controls), and access management (which will provide the ability to have line of sight to all known applications to address IT governance and access control requirements). Despite our efforts, we may not have implemented all systems, security tools, measures, and processes that are consistent with industry standards and there can be no assurance that the security measures we have developed and implemented, or that we may develop and implement in the future, will provide absolute security or prevent cyberattacks or security breaches.

We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers. Such unauthorized parties have used various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, or other sensitive information, which may in turn be attempted to be used to access our information technology systems and our customers’ digital assets. In the past, we have been subject to cybersecurity incidents in which fraudulent actors obtained company-owned funds. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect. As a result, our costs and the resources we devote to protecting against these advanced threats and their consequences may continue to increase over time.

A cyberattack or security breach that results in the unauthorized disclosure of personal information could also expose us to liability under various laws and regulations across jurisdictions and increase the risk of litigation and governmental or regulatory investigation. Due to concerns about information security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding security of such information are possible. We may in the future need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in the European Economic Area (the “EEA”), the UK and all 50 U.S. states may require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Some laws impose specific data breach reporting obligations if special categories of personal information is disclosed as a result of a cyberattack or information security breach. Complying with such numerous and complex regulations in the event of a cyberattack or information security breach would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability. We may also be contractually required to notify customers or business partners of a cyberattack or security breach. Regardless of our contractual protections, any actual or perceived cyberattack or security breach, or breach of our legal or contractual obligations, could harm our reputation and brand, expose us to potential liability, or require us to expend significant resources on information security and in responding to any such actual or perceived incident or related investigations or litigation.

Although we maintain insurance coverage that we believe is adequate for our business, it may be insufficient to protect us against all losses and costs stemming from cyberattacks or security breaches, other types of unlawful activity, or any resulting disruptions from such events. Furthermore, there can be no assurance that we will be able to maintain such insurance coverage at reasonable costs or at all. Although we currently maintain disaster recovery and business continuity plans to address disruptions of our systems, we may not be able to adequately continue our business or return to operability within a reasonable period of time in the case of such an occurrence. Recovery of our systems may be additionally hampered where we have outsourced the operation of systems and information storage to third parties. Outages and disruptions of our systems, including any caused by cyberattacks or security breaches, may harm our business, results of operations, financial condition, and prospects.

As a remote-first company, we are subject to heightened operational and cybersecurity risks.

We are a remote-first company, meaning that for all existing roles our employees work from their homes or shared office spaces hosted by third parties, which subjects us to heightened operational risks. For example, at these locations, technologies may not be as robust as those used in corporate offices, which could cause our networks, information systems, applications, and other tools to be more limited or less reliable, and our security systems may be less secure than those used in corporate offices. While we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work from home, we may be subject to increased cybersecurity risk which could expose us to risks of data or financial loss and could disrupt our business operations.

We are and may continue to be subject to litigation, including individual and class action lawsuits, as well as regulatory audits, disputes, inquiries, investigations, and enforcement actions by regulators and governmental authorities.

We have been and may from time to time become subject to material claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions, or requests and other proceedings alleging violations of laws, rules, and regulations, both foreign and domestic, involving the provision of regulated financial services, intellectual property, privacy, data protection, information security, AML, counter-terrorism financing, sanctions, anti-corruption, securities, tax, labor and employment, payment network rules, commercial disputes, services, and other matters. The number and significance of our actual disputes and inquiries have increased as we have grown larger, our business has expanded in scope and geographic reach, and our products and services have increased in complexity.

In addition, our prior business lines may continue to expose us to claims, arbitrations, and lawsuits by former or existing clients. For example, we have been and, from time to time, may become subject to various legal proceedings, consumer arbitrations, and regulatory investigation matters.

Moreover, the laws, rules, and regulations affecting our business—including those pertaining to stablecoins, digital assets, internet and mobile services, as well as payment and other financial services—are subject to ongoing interpretation by the courts and regulatory authorities. The resulting uncertainty in the scope and application of these laws, rules, and regulations increases the risk that we will be subject to investigations, enforcement actions, and private claims alleging violations of those laws, rules, and regulations.

The scope, determination, and impact of claims, lawsuits, regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•	substantial payments to satisfy judgments, fines, or penalties;

•	substantial outside counsel legal fees and costs;

•	additional compliance and licensure requirements;

•	loss or nonrenewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

•	loss of productivity and high demands on employee time;

•	civil or criminal sanctions or consent decrees;

•	termination of certain employees, including members of our executive team;

•	barring of certain employees from participating in our business in whole or in part;

•	orders that restrict our business or prevent us from offering certain products or services;

•	changes to our business model and practices;

•	delays to planned transactions, product launches, and improvements; and

•	damage to our brand and reputation.

Because of our large end-user base, actions against us may claim large monetary damages. Regardless of the outcome, any such matters can have an adverse impact, which may be material, on our business, results of operations, financial condition, and prospects because of legal costs, diversion of management resources, reputational damage, and other factors.

Risks related to our financial condition

We may not sustain profitability.

Because of the numerous risks and uncertainties associated with our business and our focus on the development and commercialization of Circle stablecoins, many of which are beyond our control, we may not be able to sustain or increase profitability on a quarterly or annual basis. While we generated net income of $267.6 million for the year ended December 31, 2023, we previously had a history of net losses. Our failure to sustain profitability would reduce our enterprise value and could impair our ability to execute our business plan, raise capital, develop additional products and services, and continue our operations.

Fluctuations in interest rates could impact our results of operations.

Our results of operations are directly impacted by changes in interest rates, among other macroeconomic conditions. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. For the years ended December 31, 2023 and 2022, our reserve income earned from the management of Circle stablecoin-related reserves was $1.4 billion and $735.9 million, respectively, which represented 98.6% and 95.3% of our total revenue from continuing operations. An increase or decrease in interest rates may significantly impact our results of operations. A decrease in interest rates would reduce the margins on the Circle stablecoin reserve income we earn, whereas an increase in interest rates could increase the margins on the Circle stablecoin reserve income we earn, but could also shift interest from stablecoins to U.S. Treasury securities, money market funds, and/or other traditional investment products, which could lead our stablecoin reserve income to decline notwithstanding the increased margins. Given the uncertainties in customer behavior and interests and market dynamics, we are unable to accurately predict the impact of changes in interest rates on our results of operations; however, extended periods of depressed or elevated interest rates could have a material adverse effect on our results of operations.

Fluctuations in currency exchange rates could adversely impact Circle.

We earn interest in U.S. dollars with respect to USDC and in euros with respect to EURC. Our expenses are primarily denominated in U.S. dollars and are also denominated in currencies other than the U.S. dollar. Accordingly, fluctuations in exchange rates between the U.S. dollar and the euro could affect our revenue and operating results reflected in our U.S. dollar-denominated financial statements. We do not currently engage in hedging transactions to limit our exchange rate risk, and there can be no assurance that we will do so or do so successfully in the future.

Changes in tax laws and policies could adversely impact our financial condition and results of operations.

We are subject to income taxes in the United States and subject to tax laws in various foreign jurisdictions. The determination of our worldwide provision for income taxes and other tax liabilities will require the exercise of judgment by our management, and there are many transactions where the ultimate tax determination is uncertain. We believe that our provision for income taxes to date has been reasonable, but tax authorities, through a review or audit, may disagree with certain positions we have taken. Any adverse outcome of such a review or audit could impact our worldwide effective tax rate, increase our taxable income, and change the non-income taxes imposed on our business. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such eventualities, these reserves may prove to be insufficient.

In October 2021, the members of the Organisation for Economic Co-operation and Development (“OECD”)/G20 inclusive framework on Base Erosion and Profit Shifting (the “Inclusive Framework”) published a statement updating and finalizing the key components of a two-pillar plan on global tax reform and a timetable for implementation by 2024. The Inclusive Framework plan has now been agreed to by more than 140 OECD members, including jurisdictions in which Circle operates, or may operate in the future. The OECD members who have agreed to the plan must implement the Inclusive Framework by 2024. Under pillar two, the Inclusive Framework has agreed on a global minimum corporate tax rate of 15% for companies with revenue above €750 million, calculated on a country-by-country basis. We will continue to monitor the implementation of the Inclusive Framework agreement by the countries in which we operate. We are unable to predict when and how the Inclusive Framework agreement will be enacted into law in these countries; however, it is possible that the implementation of the Inclusive Framework agreement could have a material effect on our liability for corporate taxes and our consolidated effective tax rate.

In addition, the U.S. federal income and foreign tax treatment of transactions involving digital assets are uncertain, and it is unclear what guidance may be issued in the future on the treatment of digital asset transactions for U.S. federal income and foreign tax purposes. See “—Future developments regarding the treatment of Circle stablecoins and other stablecoins for U.S. federal income, state, and foreign tax purposes could adversely impact our business.”

In November 2021, President Biden signed into law the Infrastructure Investment and Jobs Act (the “IIJA”). The IIJA implements a set of comprehensive tax information reporting rules that will apply to persons, including digital asset trading platforms and custodians, that regularly effect transfers of digital assets on behalf of other persons. The IRS has proposed regulations under the IIJA which, if finalized as proposed, may subject us to additional compliance burdens imposed on a “broker,” including a requirement to file an information return for each digital asset transaction effected on behalf of a customer after January 1, 2025. These information reporting rules, the effects of which may depend in significant part on further regulatory or other guidance from the IRS, could create significant compliance burdens for us and our customers, and could affect the price of digital assets, which could have an adverse effect on our business.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard-setting bodies.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. For example, in March 2022, the SEC published Staff Accounting Bulletin No. 121 (“SAB 121”) to provide accounting and disclosure guidance for the accounting for entities that have obligations to safeguard digital assets held for their platform users. In part, SAB 121 requires that an entity which is responsible for safeguarding the digital asset held for its platform users—including maintaining the cryptographic key information necessary to access the digital asset—must present a liability and an asset measured at fair value on its balance sheet to reflect its obligation to safeguard the digital asset held for its platform users. The financial statements included in this prospectus have been prepared in accordance with this guidance. We recorded obligations related to safeguarding digital assets with offsetting assets related to safeguarding obligations of $524.2 million and $722.4 million as of December 31, 2023 and 2022, respectively.

Further, there have been limited precedents for the financial accounting of stablecoins and other digital assets and related valuation and revenue recognition considerations. As such, there remains significant uncertainty on how companies should account for stablecoin and other digital asset transactions, value, and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and/or restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, results of operations, financial condition, and prospects.

Key business metrics and other estimates are subject to inherent challenges in measurement.

We regularly review key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. These key metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to maintain an effective analytics platform, our key metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies.

If we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent and/or detect error and/or fraud in a timely manner. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our annual or interim financial statements.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until our second Annual Report on Form 10-K. When our independent registered public accounting firm formally attests to the effectiveness of our internal control over financial reporting, it may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to opine as to the adequacy of our internal control over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

We might require additional capital to support business growth.

We have funded our operations since inception primarily through equity financings, convertible notes issuances, and revenue generated by our products and services. We intend to continue to make investments in our business to respond to business challenges, including developing new products and services, enhancing our operating infrastructure, expanding our international operations, and acquiring complementary businesses and technologies, all of which may require us to secure additional funds.

We do not have any committed external source of funds and additional funds may not be available when we need them or on terms that are acceptable to us. Our ability to raise additional funds will depend on financial, economic, and market conditions and other factors, over which we may have no or limited control. We may seek additional capital through a variety of means, including through public and private equity offerings and debt financings, credit and loan facilities, and collaborations. If we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such equity or convertible debt securities may include liquidation or other preferences that are senior to or otherwise adversely affect your rights as a shareholder. If we raise additional capital through the sale of debt securities or through entering into credit or loan facilities, we may be restricted in our ability to take certain actions, such as incurring additional debt, making capital expenditures, acquiring or licensing intellectual property rights, declaring dividends, or encumbering our assets to secure future indebtedness. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan. If we raise additional capital through collaborations with third parties, we may be required to relinquish valuable rights to our intellectual property, technology, and products or we may be required to grant licenses to our intellectual property, technology, and products on unfavorable terms.

The prices of digital assets are extremely volatile, and price fluctuations may adversely impact the value of digital assets that we hold.

Digital assets have historically experienced high levels of volatility far in excess of that experienced in fiat currencies. A number of factors contribute to changes in digital asset prices and volatility, including changes in the supply and demand for a particular digital asset, regulatory actions, market sentiment, macroeconomic factors, utility of a particular digital asset, and idiosyncratic events such as exchange outages or commentary on social media. We are exposed to price volatility with respect to the digital assets we own. Though our fundamental business and growth strategy does not include acquiring digital assets for the purpose of value appreciation, we have some degree of exposure to digital assets because, for certain services we perform, our customers may pay us in digital assets. To the extent customers compensate us in the form of digital assets, and we continue to hold these digital assets, we may be subject to the high degree of price volatility associated with these digital assets. A decline in price may require us to take an impairment charge on our digital assets, and a decline in the value of the digital assets we hold in higher concentrations may have a larger adverse impact on our operating results in any given period. Volatility in the value of digital assets or other market factors may limit our ability to convert digital assets into fiat currency at attractive prices or at all.

Risks related to government regulation

We are subject to an extensive and highly evolving regulatory landscape.

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those governing banking, securities, broker-dealers, commodities, credit, cross-border and domestic money and digital asset transmission, custody, commercial lending, privacy, data governance, data protection, cybersecurity, fraud detection, payment services, escheatment, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, AML, and counter-terrorism financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, often they do not contemplate or address unique issues associated with the blockchain technology and digital assets economy, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, as well as may conflict with one another.

Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets and blockchain technology, including custody of customers’ digital assets, require us to assess whether certain laws, rules, and regulations apply to us. It is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, results of operations, financial condition, and prospects.

In addition to existing laws and regulations, various governmental and regulatory bodies—including legislative and executive bodies in the United States and in other countries—may adopt new laws and regulations. Furthermore, new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital assets ecosystem as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer. For example, as our industry matures and acceptance and use of stablecoins increase, governments may mandate interoperability of stablecoins. These developments may also require changes to our business operations, alter our compliance and risk mitigation measures, impose new licensing requirements, or establish a total ban on certain digital asset transactions, as has occurred in certain jurisdictions in the past. We may be further subject to administrative sanctions for technical violations or customer attrition if the end-user experience suffers as a result.

The regulatory environment to which we are subject gives rise to various licensing requirements and significant compliance costs, and noncompliance could result in a range of penalties, including fines, reputational damage, and loss of licenses.

In the United States, we have obtained licenses to operate as a money transmitter or its equivalent in the states where such licenses are required, as well as in the District of Columbia and Puerto Rico. In addition, we have obtained a BitLicense from the NYDFS and are registered as a “Money Services Business” with FinCEN. We also currently hold a Major Payments Institution License (“MPI”) with the Monetary Authority of Singapore, a Digital Asset Service Provider (“DASP”) registration in France subject to supervision by the Authorité des Marchés Financiers, as well as other licenses in other jurisdictions. These licenses and registrations subject us to, among other things, record-keeping, reporting, and bonding requirements, limitations on the investment of customer funds, and examination by state and federal regulatory agencies.

There can be no assurance that we will be able to maintain our existing, or obtain additional, required regulatory licenses, certifications, and regulatory approvals in the countries where we provide services or want to expand. Furthermore, where we have obtained such regulatory licenses, certifications, and regulatory approvals, there are substantial costs and potential product changes involved in maintaining such regulatory licenses, certifications, and approvals, and we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, AML, capitalization, corporate governance, or other requirements of such licenses. These factors could impose substantial additional costs and involve considerable delay to the development or provision of our products or services, or could require significant and costly operational changes or prevent us from providing any products or services in a given market.

These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity or unclear application to the business of nontraditional financial services. As a result, their application in practice may evolve over time as new guidance is provided by supervisory authorities, and the interpretation of requirements by supervisory authorities and courts may be further clarified over time. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory bodies or supervisory authorities due to ambiguities related to their interpretation, application, and practice, supervisory authorities may initiate legal and regulatory proceedings against us. As a result, our business, results of operations, financial condition, and prospects could be materially and adversely affected.

In certain jurisdictions, it may not be clear whether we are required to be licensed as a money transmitter, payment services provider, bank, financial institution, custodian, broker-dealer, exchange, or otherwise. In such cases, our interpretation of licensing requirements may prove to be incorrect and regulators may disagree with our positions on such matters. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of licenses, limitations on our products and services, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, results of operations, financial condition, and prospects. Local regulators may use their power to slow or halt transactions or otherwise prohibit us from doing business in a country. We and our local businesses do not only need to comply with the local laws and regulations, but also with certain laws and regulations with worldwide application.

We offer our products and services in jurisdictions in which we believe we possess all necessary licenses and we have established procedures that we believe are reasonably designed to ensure that our customers are located in such jurisdictions, such as the application process for Circle Mint accounts, terms of service, and other agreements. However, there can be no assurance that unauthorized or impermissible customer or end-user access to our products and services outside of these jurisdictions will not occur. Should such authorized or impermissible customer access occur, we could be subject to fines, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, results of operations, financial condition, and prospects. Furthermore, because our services are accessible worldwide and we facilitate Circle stablecoin transfers worldwide, one or more jurisdictions may claim that we or our customers or partners are required to comply with their laws. Laws regulating the internet, mobile, and related technologies outside the United States may impose different, more specific, or even conflicting obligations on us, as well as broader liability.

Moreover, certain activities that we undertake or may in the future undertake may require us to maintain funds, digital assets, and/or securities with a “qualified custodian” under the Investment Advisers Act of 1940. Given the characteristics of digital assets and the relative immaturity of the asset class, there are limited numbers of “qualified custodians” available at this time, and there can be no assurance that we will ourselves qualify as, or be successful in maintaining funds, digital assets, and securities with, a “qualified custodian” as and to the extent required from time to time. There is also a risk that the SEC determines that certain custodians used are not, regardless of their representations to the contrary, “qualified custodians,” which could subject us to regulatory action, or otherwise limit our ability to operate our business. The uncertainty and potential difficulties associated with this question and related questions could adversely affect our business opportunities.

If we are unable to commit sufficient resources for regulatory compliance, this could lead to delays and errors and may force us to choose between prioritizing compliance matters over administrative support for business activities, or may ultimately force us to cease the offering of certain products or services globally or in certain jurisdictions. Any delays or errors in implementing regulatory compliance could lead to substantial monetary damages and fines, public reprimands, a material adverse effect on our reputation, cease-and-desist orders, increased regulatory compliance requirements or other potential regulatory restrictions on our business, enforced suspension of operations, and in extreme cases, withdrawal of regulatory licenses or authorizations to operate particular businesses, along with criminal prosecution in certain circumstances.

In addition to noncompliance by us, we may in the future suffer negative consequences of noncompliance by third parties that we rely upon to serve our customers. We may also suffer negative consequences of customers operating businesses or schemes in violation of applicable rules and regulations whose activities we could be held responsible to monitor and, where applicable, to denounce or to interrupt our extension of services to such customers and, if necessary, terminate the relationship with such party. We may be required to make greater expenditures and devote additional resources to addressing these liabilities and requirements, which could have an adverse effect on our business, results of operations, financial condition, and prospects.

The financial services industry is subject to intensive regulation.

In pursuit of a broad reform and restructuring of financial services regulation, national and supranational legislatures and supervisory authorities—predominantly in the United States and Europe but also elsewhere—continue to introduce and implement a wide range of proposals that could result in major changes to the way our global operations are regulated and could have adverse consequences for our business, business model, results of operations, financial condition, and prospects. The timing and full impact of new laws and regulations cannot be predicted or determined and are beyond our control. The introduction of these and other new rules and requirements could significantly impact the manner in which we operate, particularly in situations where regulation or legislation can interfere with or even set aside existing contractual arrangements. These changes could materially impact the profitability of our businesses, require changes to business practices, or force us to discontinue businesses or cease to offer certain services or products, or cease to serve certain types of customers, and adversely impact us through potential additional costs, taxes, liabilities, enforcement actions, and reputational damage.

The large number of legislative initiatives, in particular with respect to the financial services industry, requires constant attention from our senior management and consumes significant levels of resources to identify and analyze the implications of these initiatives. We may have to adapt our strategy, operations, and businesses, including policies, procedures, and documentation, to comply with these new legal requirements. Based on the volume of existing initiatives, it is possible that certain new requirements will not be implemented in a timely fashion without errors, or otherwise in a manner not satisfactory to the applicable supervisory authority, resulting in noncompliance and possible associated negative consequences such as administrative fines or public reprimands.

If we were deemed to be an investment company under the 1940 Act, applicable restrictions likely would make it impractical for us to continue our business as currently contemplated.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Rule 3a-1 under the 1940 Act generally provides that notwithstanding the Section 3(a)(1)(C) test described in clause (ii) above, an entity will not be deemed to be an “investment company” for purposes of the 1940 Act if no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity, and securities issued by qualifying companies that are controlled primarily by such entity. We do not believe that we are an “investment company” as such term is defined in either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the 1940 Act.

With respect to Section 3(a)(1)(A), we hold ourselves out and operate as a company primarily engaged in the business of developing and operating the market infrastructure for stablecoins and blockchain applications more generally that enable end-users to store value and conduct financial transactions, including receiving payments, making payouts, borrowing, lending, and custody with respect to digital currency-related transactions. We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities within the meaning of Section 3(a)(1)(A) of the 1940 Act. However, our assessment of our business is not binding on the SEC or any federal court that would consider our status as an investment company in the future.

With respect to Section 3(a)(1)(C), we believe we satisfy the elements of Rule 3a-1 and therefore are deemed not to be an investment company under, and we intend to conduct our operations such that we will not be deemed an investment company under, Section 3(a)(1)(C). We believe that we are not an investment company pursuant to Rule 3a-1 under the 1940 Act because, on a consolidated basis with respect to wholly-owned subsidiaries but otherwise on an unconsolidated basis, no more than 45% of the value of Circle’s total assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of Circle’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of Circle, and securities issued by qualifying companies that are controlled primarily by Circle. Moreover, even if we were to fail the 40% test in Section 3(a)(1)(C), and not be able to rely on Rule 3a-1, under Section 3(b)(1) of the 1940 Act an entity is not an investment company if it is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. As described above, we are primarily engaged in the business of developing and operating the market infrastructure for stablecoins and blockchain applications more generally that enable end-users to store value and conduct financial transactions, and not in the business of investing, reinvesting, owning, holding, or trading in securities.

Stablecoins and other digital assets, as well as new business models and transactions enabled by blockchain technologies, present novel interpretive questions under the 1940 Act. There is a risk that assets or arrangements that we have concluded are not securities could be deemed to be securities by the SEC or another authority, which would increase the percentage of securities held by us for 1940 Act purposes. The SEC has requested information from a number of participants in the digital assets ecosystem, including Circle, regarding the potential application of the 1940 Act to their businesses. For example, in an action unrelated to Circle or any of its subsidiaries, in February 2022, the SEC issued a cease-and-desist order under the 1940 Act to BlockFi Lending LLC, in which the SEC alleged that BlockFi was operating as an unregistered investment company because it issued securities and also held more than 40% of its total assets, excluding cash, in investment securities, including the loans of digital assets made by BlockFi to institutional borrowers.

If we were deemed to be an investment company, Rule 3a-2 under the 1940 Act is a safe harbor that provides a one-year grace period for transient investment companies that have a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such one-year period), in a business other than that of investing, reinvesting, owning, holding, or trading in securities, with such intent evidenced by the company’s business activities and an appropriate resolution of its board of directors. The grace period is available not more than once every three years and runs from the earlier of (i) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (ii) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Accordingly, the grace period may not be available at the time that we seek to rely on Rule 3a-2; however, Rule 3a-2 is a safe harbor and we may rely on any exemption or exclusion from investment company status available to us under the 1940 Act at any given time. Furthermore, reliance on Rule 3a-2, Section 3(a)(1)(C), or Rule 3a-1 could require us to take actions to dispose of securities, limit our ability to make certain investments or enter into joint ventures, or otherwise limit or change our service offerings and operations.

If we were to be deemed an investment company in the future, restrictions imposed by the 1940 Act—including limitations on our ability to issue different classes of stock and equity compensation to directors, officers, and employees and restrictions on management, operations, and transactions with affiliated persons—likely would make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business, results of operations, financial condition, and prospects. As a result, any future guidance or action from the SEC or its Staff, including changes that the SEC or its Staff may propose and adopt to stablecoins and/or digital assets generally, could inhibit our ability, or the ability of our subsidiaries, to pursue our current or future operating strategies.

Classification as an investment company would additionally subject us to specialized accounting methods under the 1940 Act. Among other things, the 1940 Act prescribes the methods to be used when making determinations of value. For financial statement purposes, securities for which market quotations are readily available are valued at their market value, and securities for which market quotations are not readily available and all other assets are valued at fair value as determined in good faith by the board of directors or its valuation designee. Furthermore, a company subject to regulation under the 1940 Act is also required to present its financial statements as prescribed under applicable 1940 Act rules and regulations. If we were deemed to be an investment company, and were unable to qualify for an exemption or exclusion from investment company status under the 1940 Act, our accounting of assets and presentation of our financial statements would change, and the financial statement presentation would not in our view reflect the orientation of our operations and may make it difficult to compare our results of operations with the results of our competitors in the stablecoin and digital assets sector.

We are subject to laws, regulations, and executive orders regarding economic and trade sanctions, anti-bribery, AML, and counter-terrorism financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them. As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

As we expand and localize our international activities, we have and will become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations both of the jurisdictions in which we operate and those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, digital assets, and related technologies outside the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability.

We are required to comply with applicable U.S. economic and trade sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), as well as similar requirements in other jurisdictions. We have processes in place reasonably designed to promote compliance with applicable U.S. and non-U.S. sanctions requirements. The OFAC regulations and requirements generally restrict dealings by persons subject to U.S. jurisdiction with certain countries, or subnational territories that are the target of comprehensive sanctions, which currently are Cuba, Iran, North Korea, and Syria, as well as Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine. In addition, OFAC restricts dealings by persons subject to U.S. jurisdiction with specific individuals and entities that are the subject of targeted sanctions, including persons identified on blocked persons lists.

We are also subject to various AML and counter-terrorism financing laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal activities. In the United States, many of our activities are subject to AML laws and regulations, including the BSA and other similar laws and regulations. The BSA, among other things, requires money transmitters to develop and implement risk-based AML programs; to report large cash transactions and suspicious activity; and, in some cases, to collect and maintain information about customers who use their services and maintain other transaction records. Regulators in the United States and globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers and to monitor transactions on our system, which would include payments to persons outside the United States. Regulators regularly reexamine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of customers. Any change in such thresholds could result in greater costs for compliance. We also could be subject to potentially significant fines, penalties, inquiries, audits, investigations, enforcement actions, and criminal and civil liability if regulators or third-party auditors identify gaps in our AML program that are not sufficiently remediated, or if our AML program is found to violate the BSA.

Despite our efforts to comply with applicable laws and regulations, there can be no guarantee that regulators and/or law enforcement will view these measures as compliant with the BSA or U.S. sanctions laws and regulations. If regulators and/or law enforcement find that we have violated the BSA or U.S. sanctions laws and regulations, or we are otherwise the subject of government investigations for alleged violations of the BSA or U.S. sanctions laws and regulations, such investigations and alleged violations could result in negative consequences for us, including costs related to government investigations, financial penalties, and harm to our reputation. The impact on us related to these matters could be substantial. Although we have implemented controls and screening tools designed to prevent violative activity, there is no guarantee that we will not inadvertently provide our products and services to individuals, entities, or governments in violation of the BSA or U.S. sanctions laws and regulations.

Regulators worldwide frequently study each other’s approaches to the regulation of the blockchain technology and digital assets. Consequently, developments in any jurisdiction may influence other jurisdictions. Further, new developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated in another jurisdiction, which in turn would affect our business across multiple jurisdictions and/or across our services and products. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

We may operate our business in foreign countries where companies often engage in business practices that are prohibited by the U.S. and other jurisdictions’ regulations applicable to us. We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the Irish Criminal Justice (Corruption Offenses) Act 2018, and other laws that prohibit the making or offering of improper payments to foreign government officials and political figures, including anti-bribery provisions enforced by the U.S. Department of Justice and the SEC. The FCPA, for example, prohibits U.S. persons and entities from making improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities for the purpose of obtaining or retaining business. We have implemented policies, procedures, systems, and controls designed to identify and address potentially impermissible transactions under such laws and regulations. However, there can be no assurance that all of our employees, consultants, and agents—including those that may be based in or from countries where practices that violate U.S. or other laws may be customary—will not take actions in violation of our policies, for which we may be ultimately responsible.

The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and proceedings by multiple government authorities in different jurisdictions. Furthermore, due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, and regulatory and legal scrutiny, which could lead to sanctions, cease-and-desist orders, or other penalties and censures. Any of the foregoing could, individually or in the aggregate, have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our consolidated balance sheets may not contain sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide.

Effective management of our capital and liquidity is critical to our ability to operate our businesses, to grow organically, and to pursue our strategy. As a regulated and licensed entity in various jurisdictions, we are required to possess sufficient financial soundness and strength to adequately support our regulated affiliate entities. The maintenance of adequate capital and liquidity is also necessary for our financial flexibility in the face of turbulence and uncertainty in the global economy. We may from time to time incur indebtedness and other obligations which could make it more difficult to meet capital, liquidity, or other regulatory requirements.

In addition, although we are not a bank holding company under U.S. law or the law of any other jurisdiction, as a global provider of financial services and in light of the changing regulatory environment in various jurisdictions, we could become subject to new capital requirements introduced or imposed by U.S. federal, state, or international regulators. The changes to applicable current or future capital and liquidity requirements may require us to raise additional regulatory capital or hold additional reserves. Such additional burdens could arise, for example, because of different interpretations of or methods for calculating risk exposure amounts or liquidity outflows or inflows, because we do not comply with ratios and levels, or because instruments and collateral requirements that currently qualify as capital or capital risk mitigating techniques no longer do so in the future. If we are unable to raise the requisite regulatory capital, we may be required to reduce the amount of our risk exposure amount or business levels, restrict certain activities, or engage in the disposition of core and other noncore businesses, which may not occur on a timely basis, if at all, or at prices which would not otherwise be attractive to us. Furthermore, our inability to raise sufficient regulatory capital could have an adverse effect on the market’s trust in the long-term viability of our products and services, which could, for example, result in customers transferring to our competitors’ platforms for the provision of stablecoins and/or payments infrastructure. As a result of stricter liquidity or reserve requirements, we may be required to optimize our funding composition, which may result in higher funding costs for us. In addition, our having to maintain buffers of liquid assets may result in lower returns than less liquid assets.

Regulators also may increase the amount of fiat currency reserves that we are required to maintain for our operations, as has happened in the past. For instance, in 2017, the Hawaii Division of Financial Institutions imposed a new policy whereby digital asset businesses are required to maintain cash reserves in an amount equal to the aggregate face value of digital asset funds held on behalf of customers. Similar events could complicate our operations and increase our expenses. Any noncompliance may lead to sanctions, penalties, changes to our business operations, or the revocation of licenses.

We maintain complex treasury operations to manage and move customer assets across our platform and to comply with regulatory requirements. However, it is possible we may experience errors in fiat currency and digital asset handling, accounting, and regulatory reporting that lead us to be out of compliance with these requirements.

The above regulations and any changes thereto that limit our ability to manage effectively our balance sheet, liquidity position, and capital resources going forward, or to access funding sources, could have a material adverse impact on our business, results of operations, financial condition, and prospects.

We obtain and process a large amount of customer data, including sensitive customer data. We also use artificial intelligence, machine learning, data analytics, and similar tools that collect, aggregate, and analyze data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation and have an adverse effect on our business. Furthermore, our use of such artificial intelligence, machine learning, data analytics, and similar tools could enhance intellectual property, cybersecurity, operational, and technological risks, which could have an adverse effect on our business.

Our operations involve the collection, storage, transmission, and/or other processing of customer data, including highly sensitive data of our customers such as identity data, financial data, transaction data, marketing, and communication data and location data, among other types of information. We use various methods to collect customer data. For example, we may collect customer data from direct interactions with customers, such as when customers fill in forms or correspond with us. We may also collect customer data, including usage and technical data, through the use of automated technologies such as logging and cookies. Furthermore, we may receive customer data from various third parties or publicly available sources, including providers of technical or payment services. Consequently, we are subject to complex and evolving U.S., UK, European, and other jurisdictions’ laws, rules, regulations, orders, and directives (referred to as “privacy laws”) relating to the collection, use, retention, security, transfer, and other processing of personal information (referred to as “personal data”) in the countries where we operate. Much of the personal data that we process, especially financial information, is regulated by multiple privacy laws and, in some cases, the privacy laws of multiple jurisdictions, such as the EU’s General Data Protection Regulation (“GDPR”) and the UK General Data Protection Regulation (the “UK GDPR”). In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us and our subsidiaries. Data protection, privacy, and information security have become the subject of increasing public, media, and legislative concern. If our customers were to reduce their use of our products and services as a result of these concerns, our business could be materially harmed. Any failure, or perceived failure, by us or our partners and others who use our services to comply with our privacy policies or with any applicable privacy laws in one or more jurisdictions could result in proceedings or actions against us by governmental entities or private parties. Those proceedings or actions could involve significant fines, penalties, judgments, and reputational damage to us. They may also require us to change our business practices and otherwise increase the costs and complexity of compliance.

From time to time, we may utilize artificial intelligence, machine learning, data analytics (including generative artificial intelligence), and similar tools that collect, aggregate, and analyze data (collectively, “Data Tools”) in connection with our business. Uncertainty around new and emerging Data Tools may require additional investment in the development of proprietary datasets, machine learning, large language models, and systems to test for accuracy, bias, and other variables, and computing capabilities. Moreover, market acceptance of Data Tools is uncertain. Utilizing Data Tools may have uncertain risks, particularly if those tools leverage machine learning or generative artificial intelligence. In addition to the general risks that may exist from incomplete or inaccurate data, human error, or lack of appropriate controls and processes, the technologies underlying how we store and leverage data and their use cases are subject to a variety of laws, including intellectual property, privacy, consumer protection, and federal equal opportunity laws. If we do not have sufficient rights to use the data on which various tools rely, we may incur liability through the violation of such laws, third-party privacy, or other rights or contracts to which we are a party.

We are subject to complex and evolving laws, regulations, and industry requirements related to data privacy, data protection, and information security across different markets where we conduct our business, including in the United States, United Kingdom, and EEA. Such laws, regulations, and industry requirements are constantly evolving and changing. Our or our third-party providers’ or partners’ actual or perceived failure to comply with such laws, regulations, and industry requirements or our privacy policies/notices could result in enforcement actions, litigation, fines, and reputational harm.

Various local, state, federal, and foreign laws, directives, and regulations apply to our collection, use, retention, protection, disclosure, transfer, and any other processing of personal data. There is uncertainty and inconsistency in how these data protection and privacy laws and regulations are interpreted and applied, and they continue to evolve in ways that could adversely impact our business. These laws have a substantial impact on our operations both outside and in the United States, directly as a data controller/business and as a data processor/service provider and handler for various offshore entities.

Laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), and similar state consumer protection and communication privacy laws, such as the California Invasion of Privacy Act. We may make telephone calls and send short message service (“SMS”) text messages to customers. The actual or perceived improper calling of customer phones or sending of text messages may subject us to potential risks. Federal or state regulatory authorities, regulatory authorities in foreign jurisdictions, or private litigants may claim that the notices and disclosures we provide, forms of consent we obtain, or our calling or SMS texting practices are not adequate or violate applicable law. This may in the future result in civil claims against us. We also send marketing messages via email and are subject to the CAN-SPAM Act. The CAN-SPAM Act imposes certain obligations regarding the content of commercial emails and providing recipients a mechanism to opt out of receiving such emails (with the corresponding requirement to honor such opt-out requests promptly). While we strive to ensure that all of our marketing communications comply with the requirements of the CAN-SPAM Act, we could nonetheless commit violations that could result in civil or criminal penalties. In addition, the scope and interpretation of the laws that are or may be applicable to the delivery of text messages or email marketing are continuously evolving and developing. If we do not comply with these laws or regulations, we could face direct liability, could be required to change some portions of our marketing strategy, or could face negative publicity, and our business, results of operations, financial condition, and prospects could be adversely affected. Even an unsuccessful challenge of our calling or SMS texting practices by our customers, regulatory authorities, or other third parties could result in negative publicity and could require a costly response from and defense by us.

In the United States, federal and state lawmakers and regulatory authorities have increased their attention to the collection and use of consumer data. For example, certain states in the United States have enacted stringent privacy and data protection legislation and regulations, such as the California Consumer Privacy Act (the “CCPA”), which gives California residents the right to access and request deletion of their personal data, opt out of the sale of personal data, and receive detailed information about how their personal data is processed, and provides a private right of action for certain data breaches involving the loss of personal data. The California Privacy Rights Act modified the CCPA by expanding consumers’ rights with respect to certain personal data and creating a new state agency to oversee implementation and enforcement efforts. Another example is the Virginia Consumer Data Protection Act, which regulates how businesses collect and share personal information. With bills proposed in many other jurisdictions, it remains quite possible that other states will enact similar privacy and data protection legislation. Such proposed legislation, if enacted, may add additional complexity, conflicting requirements, additional restrictions and potential legal risk. The existence of comprehensive privacy laws in different states will make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance.

As a result of our presence in Europe and some of our customers being located in the European Union and the United Kingdom, we are subject to the GDPR and the UK GDPR. These regimes impose stringent data protection requirements and may increase both the risk of noncompliance and the costs of providing our products and services in a compliant manner. These regimes grant rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability) and enhance preexisting rights (e.g., data subject access requests). A breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, fines and sanctions, orders to cease or change our processing of our data, enforcement notices, assessment notices (for a compulsory audit), and civil claims, including representative actions and other class action-type litigation. Further, Post-Brexit, the UK GDPR will not automatically incorporate changes made to the GDPR going forward, which creates a risk that the GDPR and the UK GDPR may increasingly diverge from each other, thereby increasing both our compliance costs and the potential for noncompliance.

In addition, the GDPR imposes strict rules on the transfer of personal data out of the EEA to a “third country,” including the United States. The same is true for the UK GDPR. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. On July 11, 2023, the European Commission entered into force its adequacy decision for the EU-U.S. Data Privacy Framework (the “EU-U.S. DPF”) (a new framework for transferring personal information from the EEA to the United States), having determined that such framework ensures that the protection of personal information transferred from the EEA to the United States will be comparable to the protection offered in the EU. However, this decision will likely face legal challenges and ultimately may be invalidated by the Court of Justice of the European Union just as the EU-U.S. Privacy Shield Framework was. Additionally, on October 12, 2023, a UK-U.S. Data Bridge went into effect to operate as an extension of the EU-U.S. DPF to facilitate transfers of personal data from the United Kingdom to the United States. Such Data Bridge could not only be challenged, but also may be affected by any challenges to the EU-U.S. DPF. Complying with these obligations and applicable guidance regarding cross-border data transfers could be expensive and time-consuming. It may require us to modify our data handling policies and procedures, update and implement revised standard contractual clauses and other relevant documentation and measures for intragroup, customer, and vendor arrangements requiring transfers of personal information, and may ultimately prevent or restrict us from transferring personal data outside Europe or the United Kingdom, which could cause significant business disruption and affect the manner in which we provide our services and the geographical location or segregation of our relevant systems and operations.

We are also subject to evolving EU privacy laws on cookies and e-marketing. In the EU, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and EU national laws that implement the ePrivacy Directive (Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector) may be replaced by an EU regulation known as the ePrivacy Regulation, which may alter rules on tracking technologies, impose burdensome requirements surrounding obtaining consent, and significantly increase fines for noncompliance. In the EU, informed consent—including a prohibition on pre-checked consents and a requirement to ensure separate consents for each cookie—is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing (and under the GDPR and the UK GDPR). Valid consent is tightly defined, including a prohibition on pre-checked consents for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, enforcement of the ePrivacy Regulation could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, negatively impact our efforts to understand customers, adversely affect our margins, increase costs, and subject us to additional liabilities.

As these and other laws and regulations continue to evolve and be enacted, or new interpretations of existing laws and regulations are applied, we may need to modify our data processing practices, agreements, and policies, which could incur substantial costs. Restrictions on the collection, use, sharing, or disclosure of personal information or additional requirements and liability for security and data integrity could require us to modify our solutions and features, possibly in a material manner. Such restrictions could also limit our ability to develop new services and features, and could subject us to increased compliance obligations and regulatory scrutiny. We use a variety of technical and organizational security measures and other measures to protect the data we process, including personal data pertaining to our customers, employees, and business partners. Despite the measures we put in place, we may be unable to anticipate or prevent unauthorized access to such personal data.

Moreover, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, rules, regulations, and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability, or adverse publicity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure, and other processing of personal information—whether made through our privacy policies, information provided on our website, press statements, or otherwise—are alleged to be deceptive, unfair, or misrepresentative of our actual practices, we may be subject to potential government investigations and enforcement actions, including by the FTC or relevant state attorneys general.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our practices or technology could fail, or be alleged to fail to meet applicable requirements. For instance, the overall regulatory framework governing the application of privacy laws to blockchain technology is still undeveloped and likely to evolve. Data protection authorities may adopt different views than we do with respect to the classification and protection of data associated with blockchain technology under applicable privacy laws. Despite our efforts to choose vendors that meet applicable laws, regulations, and other obligations relating to privacy, data protection, and information security and that maintain robust security controls, it is possible that a vendor could fail to comply or experience a data breach impacting our data and our business. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations could damage our reputation or result in fines or proceedings by governmental agencies as well as private litigation.

Risks related to intellectual property

Our intellectual property rights are valuable. Any inability to protect and enforce such intellectual property rights could adversely impact our business, results of operations, financial condition, and prospects.

Our business depends in part on our ability to seek, obtain, and maintain intellectual property protection, including with respect to our proprietary technology and our brand. We rely on, and expect to continue to rely on, a combination of trademark, trade dress, domain name, copyright, patent, and trade secret laws in the United States and similar laws in other countries, as well as confidentiality and license agreements with our employees, contractors, consultants, and third parties with whom we have relationships, to establish, maintain, and protect our brand and other intellectual property rights. Our efforts to establish, maintain, protect, and enforce our intellectual property rights may not be sufficient or effective. Our intellectual property rights, including rights in our proprietary technology and trade secrets, could be lost through misappropriation or breach of our confidentiality and license agreements. Moreover, any of our intellectual property rights may be circumvented, infringed, diluted, disclosed, misappropriated, or challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar to ours and that compete with our business.

Furthermore, there can be no assurance that our patent applications will be approved, any patents issued will be of sufficient scope or strength to provide us with meaningful protection, or such patents will not be challenged by third parties. We may also fail to accurately predict all of the countries where patent protection will ultimately be desirable, and if we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. The patents issued may vary in scope of coverage depending on the country in which such patents issue.

As we have grown, we have sought to obtain and protect our intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental intellectual property agencies require compliance with a number of procedural requirements to complete the trademark application process and to maintain issued trademarks. Noncompliance with these procedural requirements or nonpayment could result in abandonment or lapse of a trademark or trademark application, resulting in partial or complete loss of trademark rights in a relevant jurisdiction. In addition, a failure by us to sufficiently exploit any of our trademarks in any markets could erode our trademark rights with respect to the relevant trademarks.

Further, intellectual property protection may not be available to us in every country in which our products and services are available, and the laws of certain countries do not protect proprietary rights to the same degree as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our intellectual property adequately against unauthorized third-party copying, infringement, or use, which could adversely affect our competitive position. We may also agree to license our intellectual property to third parties as part of various agreements. See “Business—Intellectual property.” Those licenses may diminish our ability to counter-assert our intellectual property rights against certain parties that may bring claims against us.

Finally, some of our business and some of our products rely or may in the future rely on key technologies developed or licensed by third parties. Because of the rapid pace of technological change in the information technology industry, we may not be able to obtain or continue to obtain licenses and technologies from relevant third parties on reasonable terms, or at all.

Our Collaboration Agreement with Coinbase could cause us to lose ownership or use of our trademarks upon the occurrence of certain events.

In August 2023, we entered into a Collaboration Agreement (the “Collaboration Agreement”) and an Intellectual Property License Agreement with Coinbase, which contains provisions requiring the assignment of certain of our intellectual property rights to Coinbase upon the occurrence of certain events. Specifically, if (i) we determine in good faith that the payment provisions under the Collaboration Agreement with respect to USDC or other applicable Circle stablecoin (such stablecoin, an “applicable stablecoin”) would violate an applicable law or government order, (ii) an order from a court of competent jurisdiction prohibits us from continuing to satisfy our payment obligations to Coinbase under the Collaboration Agreement with respect to an applicable stablecoin and, in either case of (i) or (ii), such violation of applicable law or order cannot be remediated with a mutually agreeable amendment or by the parties restructuring their operations with respect to an applicable stablecoin within a certain period of time (the “restructuring period”), or (iii) we have not resumed our payment obligations under the Collaboration Agreement with respect to an applicable stablecoin following the restructuring period, upon Coinbase’s written request, we would be required to assign to Coinbase the trademarks relating to such applicable stablecoin that are subject to the Intellectual Property License Agreement. Upon such assignment, we and Coinbase would enter into a new license agreement (the “Flipped Trademark License Agreement”) pursuant to which Coinbase would grant us a worldwide, non-exclusive, non-transferable, non-sublicensable (other than to certain software and service providers) right to use such trademark, in connection with the advertising, promotion, marketing, commercialization, issuance, sale, distribution, development, provision, and receipt of such stablecoin. For its part, Coinbase would be able to use and license the trademarks of such stablecoin for use by third parties so long as neither Coinbase nor any third party uses the trademarks in a manner that suggests that such party is the issuer of such stablecoin. If our trademarks are assigned to Coinbase, we will have no control over how such trademarks and trade names may be used by Coinbase and any third-party licensees. Any misuse or inconsistent use of such trademarks and trade names may cause consumer confusion and jeopardize the value of our brand and products. Furthermore, if we fail to make any royalty payments due to Coinbase under the Flipped Trademark License Agreement, Coinbase may terminate the agreement and/or the licenses granted therein. As it relates to USDC (or any other stablecoin that we issue under the Collaboration Agreement), failure to be able to use the relevant trademarks could have a significant and detrimental effect on our ability to operate as the issuer of USDC or other stablecoin. Any forced assignment of or other loss of rights to use our trademarks under the terms of the Collaboration Agreement could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our and our ecosystem partners’ products and services, including the blockchains on which the Circle stablecoins protocols are built, contain third-party open-source software components. Failure to comply with the terms of the underlying open-source software licenses could harm our business.

Our products and services contain software modules licensed to us by third-party authors under “open-source” licenses. Also, the blockchains on which the Circle stablecoins protocols are built and our other ecosystem partners materially rely on open-source licenses to operate. We also make certain of our own software available to customers for free under various open-source licenses. Use and distribution of open-source software may entail greater risks than use of third-party commercial software, as open-source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. In addition, the public availability of such software may make it easier for others to compromise our products and services.

Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use, or grant other licenses to our intellectual property. If we combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to reengineer some or all of our software.

Although we monitor our use of open-source software to avoid subjecting our products and services to conditions we do not intend, we have not recently conducted an extensive audit of our use of open-source software and, as a result, there can be no assurance that our processes for controlling our use of open-source software in our products and services are, or will be, effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an open-source software license, we could face litigation, infringement, or other liability. We may also be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, to reengineer our products or services, to discontinue or delay the provision of our offerings if reengineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code.

Moreover, the terms of many open-source licenses have not been interpreted by U.S. or foreign courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our products and services. From time to time, there have been claims challenging the ownership of open-source software against companies that incorporate open-source software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open-source software.

We may be sued by third parties for alleged infringement of their proprietary rights.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret, and other intellectual property development activity in the digital assets ecosystem, as well as litigation, based on allegations of infringement, misappropriation, or other violations of intellectual property brought by companies of all sizes and industries. Furthermore, anyone can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. We also may be subject to claims of infringement, misappropriation, or other violations of intellectual property.

We cannot guarantee that our internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we, our customers, or other parties indemnified by us are infringing upon or misappropriating their intellectual property rights, and we, our customers, or other parties indemnified by us may be found to be infringing upon such rights. We expect that the occurrence of infringement claims is likely to grow as the digital asset market grows and matures. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require that we enter into costly settlement or license agreements or pay substantial damages or ongoing royalty payments, prevent us from offering our products or services or using certain technologies, force us to implement expensive workarounds, or impose other unfavorable terms. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures.

Risks related to our employees and other service providers

We are dependent on certain key personnel and may be unable to attract and retain qualified and skilled employees.

We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of our senior management team, including Jeremy Allaire, our cofounder, Chairman, and Chief Executive Officer, members of our executive leadership team, and other key employees across product, engineering, risk management, finance, compliance, legal, talent, and marketing. We must be able to attract, develop, motivate, and retain highly qualified and skilled employees. Due to the nascent nature of the digital assets ecosystem, the pool of qualified talent is extremely limited, particularly with respect to executive talent with engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees—or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business—could adversely impact our operations and impair our ability to grow.

Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.

We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees to develop and launch new and innovative products and services, which we believe is essential to attracting high-quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork that have been integral to our business.

Our officers, directors, employees, and large shareholders may have conflicts of interest with respect to their positions or interests in certain entities and other initiatives.

We frequently engage with a wide variety of blockchain and digital asset industry participants, as well as startups and growth companies, and maintain relationships with a significant number of digital asset projects, developers, and investors. These transactions and relationships could create potential conflicts of interest in management decisions that we make. For instance, certain of our officers, directors, and employees are active investors in digital asset projects and other growth companies themselves, and may make investment decisions that favor projects in which they have personally invested. Many of our large shareholders also make investments in these projects. For more information, see the section titled “Certain relationships and related-party transactions” and Note 2 to our audited consolidated financial statements. In addition, our cofounder, Chairman, and Chief Executive Officer, Jeremy Allaire, is involved in a number of initiatives involving blockchain technology among other projects, which could divert Mr. Allaire’s time and attention from overseeing our business operations and have a negative impact on our business.

Risks related to our common stock and this offering

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, and other expenses that we do not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and will have to comply with the applicable requirements of the Sarbanes-Oxley Act, as well as SEC rules and regulations and Exchange listing standards, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices, and required filing of annual, quarterly, and current reports with respect to our business and results of operations. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly, particularly as we expect that we will no longer be an emerging growth company upon the completion of this offering. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements.

We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees, or as executive officers.

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the Exchange or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase.

The market price of our common stock may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price of shares of our common stock is, or will be, determined by negotiation between us, the selling stockholders, and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price. The trading price of our common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new products and services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory developments;

•	litigation and governmental investigations;

•	economic and political conditions or events; and

•	the other factors described in this “Risk factors” section.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock may be influenced by the research and reports that industry or securities analysts publish about us or our business. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Upon completion of this offering, we will have      shares of common stock outstanding (or      shares of common stock if the underwriters exercise their option to purchase additional shares in full). All shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares are currently restricted as a result of securities laws or lock-up agreements described in the “Underwriting” section of this prospectus but will become eligible to be sold at various times following the completion of this offering. Moreover, the holders of

approximately      shares of common stock (or approximately      shares of common stock if the underwriters exercise their option to purchase additional shares in full) will be entitled to various rights with respect to the registration of their shares under the Securities Act. Registration of these shares would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus. If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors, and executive officers and entities affiliated with them will hold stock with approximately  % voting power over us after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of voting power may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock.

Some provisions of Delaware law and our certificate of incorporation and bylaws may deter third parties from acquiring us.

Our certificate of incorporation and bylaws provide for, among other things:

•	a staggered board and restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	a prohibition on stockholder action by written consent, thereby requiring all actions to be taken at a duly called meeting of the stockholders;

•	supermajority approval to amend our bylaws and certain provisions of our certificate of incorporation; and

•	advance notice requirements for stockholder proposals.

Moreover, because we are incorporated in Delaware, we are governed by Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

These anti-takeover defenses could discourage, delay, or prevent a transaction involving a change in control of our company and may discourage bids for our common stock at a premium over its market price. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions than you desire.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between us and our stockholders.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. The federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these forum selection provisions.

These forum selection provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware and limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

While Delaware courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the forum selection provisions contained in our certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We do not anticipate paying any cash dividends in the foreseeable future.

We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share immediately after the offering. Based on an assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value as of     , 2024, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $     per share. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

Our board of directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds to us from this offering and could spend such net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds to us from this offering.

General risk factors

Adverse economic conditions and geopolitical events may adversely affect our business.

Our performance is subject to general economic conditions and their impact on blockchain technology adoption, digital assets, and payments, as well as our customers. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies, and overall uncertainty with respect to the economy. The impact of general economic conditions on the digital assets ecosystem is highly uncertain and dependent on a variety of factors, including market adoption of stablecoins and other digital assets, global trends in the blockchain economy, central bank monetary policies, and other events beyond our control. Geopolitical developments, such as the current conflict between Russia and Ukraine and related economic and other retaliatory measures taken by the United States, the European Union, and others, the ongoing Israel-Hamas conflict, trade wars, and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and digital asset markets. Our business, results of operations, financial condition, and prospects may be materially and adversely affected by any negative impact on the global economy and digital assets market resulting from the conflicts in Ukraine or the Middle East, or any other geopolitical tension or general adverse economic condition.

We may be adversely affected by natural disasters, pandemics, and other catastrophic events, as well as by man-made problems such as terrorism.

Natural disasters, fire, power shortages, or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, results of operations, financial condition, and prospects. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of terrorism, labor activism or unrest, and other geopolitical unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our products and services, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our operating results.

We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our products and services. Additionally, all of the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our business partners’ disaster recovery plans prove to be inadequate. To the extent natural disasters or other catastrophic events concurrently impact data centers we rely on in connection with private key restoration, customers will experience significant delays in withdrawing funds, or in the extreme, we may suffer losses of our customer funds.

We have in the past and may in the future acquire other businesses, which could require significant management attention, disrupt our business, dilute shareholder value, and adversely affect our results of operations.

Acquisitions, partnerships, and joint ventures have been part of our growth strategy. We expect to continue to evaluate potential strategic acquisitions of, and partnerships or joint ventures with, complementary businesses, services, or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our strategic goals. Furthermore, any acquisitions we complete could be viewed negatively by our customers, shareholders, and the market. We may not be aware of all of the risks associated with the acquired business.

In addition, an acquisition may result in unforeseen operating difficulties and expenditures, such as the following:

•	difficulties integrating businesses, services, personnel, operations, and financial and other controls and systems and retaining key employees;

•	assumption of unknown liabilities, known contingent liabilities that become realized, or known liabilities that prove greater than anticipated;

•	difficulties retaining the customers or employees of any acquired business;

•	incurrence of debt, contingent liabilities, or future write-offs of intangible assets or goodwill;

•	entry into a new market or business line in which we have no prior experience and in which we may not successfully compete; and

•	integration of an acquired company, which may disrupt ongoing operations and require management resources that would otherwise be used in developing our existing business.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks, and the particular economic, political, and regulatory risks associated with specific countries. Any such acquisitions may reduce cash available for operations and other uses and could result in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt, or issue equity securities to pay for any such acquisition.

Cautionary statement regarding forward-looking statements

This prospectus contains statements that are forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, technology, and plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will,” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following:

•	we face intense and increasing competition;

•	stablecoin platforms and competition may limit the viability of Circle stablecoins;

•

stablecoins may face periods of uncertainty, loss of trust, or systemic shocks resulting in the potential for rapid redemption requests (or runs), and extreme redemption scenarios, such as simultaneous requests to redeem all or substantially all USDC in circulation, or concerns related to our reserves, may lead to redemption delays and USDC reserves being insufficient to meet all redemption requests;

•	stablecoins operating on blockchains are a relatively new innovation;

•	the acceptance of our stablecoins could be negatively impacted by the disruptions in secondary marketplaces that facilitate the purchase and sale of our stablecoins;

•	there is regulatory uncertainty regarding the classification of Circle stablecoins;

•

any significant disruption in our or our third-party service providers’ or partners’ technology could result in a loss of customers or funds and adversely impact our business, results of operations, financial condition, and prospects;

•	our customers’ funds and digital assets may fail to be adequately safeguarded by us or the third-party service providers upon whom we rely;

•	our inability to maintain existing relationships with financial institutions and similar firms or to enter into new such relationships could impact our ability to offer services to customers;

•	we are subject to credit risks in respect of counterparties, including banks and other financial institutions;

•

our products and services may be exploited by our customers, employees, service providers, and other third parties to facilitate illegal activity such as fraud, money laundering, terrorist financing, gambling, tax evasion, and scams;

•	our compliance and risk management methods might not be effective;

•	fluctuations in interest rates could impact our results of operations;

•	we are subject to an extensive and highly evolving regulatory landscape;

•

the regulatory environment to which we are subject gives rise to various licensing requirements and significant compliance costs, and noncompliance could result in a range of penalties, including fines, reputational damage, and loss of licenses;

•

we are subject to laws, regulations, and executive orders regarding economic and trade sanctions, anti-bribery, AML, and counter-terrorism financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them; and

•	other factors disclosed in the “Risk factors” section of this prospectus.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $     million, or approximately $     million if the underwriters exercise their option to purchase additional shares in full, at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from sales of shares of common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us by $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us by $     million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to the public equity markets, increase awareness of our company among potential customers and end-users, and improve our competitive position. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, which may include:

•	investment in new products and capabilities;

•	investment in expanding awareness, usage, and distribution of our products; and

•	potential acquisitions involving new products, offerings, and technologies, although we have no commitments with respect to any such acquisitions at this time.

We have not yet determined our anticipated expenditures and therefore cannot estimate the amounts to be used for each of the purposes discussed above. The amount and timing of our actual expenditures will depend upon numerous factors, including those described in “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business,” and elsewhere in this prospectus.

Our management will retain broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

We have never declared or paid cash dividends. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects, and other factors our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and total capitalization (which we define as non-current liabilities and stockholders’ equity) as of      , 2024:

•	on an actual basis;

•	on a pro forma basis to give effect to the Conversion; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of      shares of common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements, including the notes thereto, included in this prospectus.

	Actual	Pro forma	Pro forma as adjusted(1)
(in thousands, except share data)
Cash and cash equivalents	$	$	$
Non-current liabilities

Equity:
Common stock, shares outstanding, actual; shares outstanding, pro forma; shares outstanding, pro forma as adjusted
Preferred stock, shares outstanding, actual; no shares outstanding, pro forma and pro forma as adjusted
Treasury stock, shares, actual, pro forma and pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Accumulated other comprehensive income (loss)

Total capitalization	$	$	$

(1)	The as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share immediately after this offering. Net tangible book value per share is determined by dividing our tangible net worth (defined as total assets, less intangible assets, less total liabilities) by the number of shares of common stock outstanding.

Our historical net tangible book value as of      , 2024 was $     million, or $     per share. After giving effect to the Conversion, our pro forma net tangible book value as of     , 2024 would have been $     million, or $     per share. After giving further effect to our issuance and sale of      shares of common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of      , 2024 would have been $     million, or $     per share. This represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution of $     per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2024	$
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering		$

Dilution per share to investors		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $     per share and dilution per share to new investors participating in this offering by $     per share, assuming that the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated fees and expenses payable by us in this offering. Each 1,000,000 share increase or decrease in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share after this offering by $     per share and decrease or increase the dilution per share to new investors participating in this offering by $     per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions payable by us in this offering and estimated fees and expenses payable by us in this offering.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would increase to $     per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $     per share to existing stockholders and immediate dilution of $     to new investors participating in this offering.

The following table summarizes as of      , 2024, on the pro forma as adjusted basis described above, the number of shares of common stock, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by the new investors participating in this offering, at the assumed initial public offering price equal to the midpoint of the price range set forth on the cover page of this prospectus.

	Shares purchased		Total consideration		Weighted- average price per share
	Number	Percent	Amount	Percent
(in thousands, except share and per share information and percentages)
Existing stockholders		%	$	%	$
New investors		%	$	%	$

Total		100%	$	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders would be reduced to   % of the total number of shares outstanding after this offering and the number of shares held by new investors participating in the offering would be increased to   % of the total number of shares outstanding after this offering.

To the extent that any outstanding options under our stock-based compensation plans are exercised, RSUs are vested, new options or RSUs are issued under our stock-based compensation plans, any outstanding derivative securities are converted or exercised for common stock, or we issue additional shares of common stock or other securities convertible into or exercisable for shares of common stock in the future, there will be further dilution to investors participating in this offering.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the “Risk factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections.

Overview

Founded in 2013, Circle’s mission is to raise global economic prosperity through the frictionless exchange of value. We intend to connect the world more deeply by building a new global economic system on the foundation of the internet, and to facilitate the creation of a world where everyone, everywhere can share value as easily as we can today share information, content, and communications.

Since inception, we have relentlessly pursued our mission and vision, building fundamental technology for the internet financial system. We have forged paths toward mainstream acceptance through persistent and active engagement with policymakers and regulators globally, and have seen institutional and consumer knowledge and acceptance of internet-native financial assets approach critical mass. Large and influential players in the incumbent financial services system are increasingly embracing digital assets broadly and stablecoins specifically.

Circle’s innovative products reach tens of millions of end-users, power thousands of businesses, and, as of December 31, 2023, USDC has been used for approximately $13.1 trillion in on-chain transactions. While we have made strong progress in our pursuit of our mission and vision over the past decade, we believe the internet financial system is in its infancy with decades of growth and innovation ahead.

Our business model

We believe that we are well positioned to capitalize on the development of the internet financial system and the reimagining of how money works in the world. The future of money is open, transparent, and digital, and we are at the center of this transformation.

Circle’s business model is driven by the growth of our stablecoin network, which comprises our stablecoin infrastructure, our banking and reserve management infrastructure, our blockchain infrastructure, and our Web3 Services application platform, as well as all the end-users who are active on our platform and benefit from our underlying technology. We continually invest in growing our stablecoin network:

•	We promote distribution and adoption of our stablecoins through partnerships with large, leading financial and technology-focused institutions with large consumer customer bases.

•

We expand our reach by broadening the accessibility of our network, such as by building global on- and off-ramps from fiat banking providers that permit Circle Mint customers to move their funds between fiat and Circle’s stablecoins, enabling efficient utilization of our stablecoins globally.

•

We support the building of new applications on our platform by providing end-to-end tools and operational infrastructure that make it easier for developers to abstract away the technology intricacies of building apps on blockchain networks. These tools, such as CCTP and Circle Gas Station, lower the barriers to entry for developers and end-users, and support innovation on our network. Importantly, many of these tools are open source and permit developers to build on our network regardless of whether they have an existing Circle relationship, which helps fuel the growth of our stablecoin network.

•

We stimulate increased activity on our network by encouraging the growth of the broader Web3 ecosystem and by introducing new products and services, which enable end-users to leverage the benefits inherent in the internet financial system: transparency, increased velocity, and reduced cost, all with the programmability of money. In addition to products that we introduce ourselves, third-party-developed applications add to activity on our platform.

•	We seek to expand our footprint to new markets, encouraging global adoption of our technology and products. We do so with a regulatory-first posture, obtaining appropriate licenses as needed.

These and other strategies are detailed in “Business—Our platform, products, and ecosystem” and “Business—Our growth strategy.”

The way that we monetize our network has shifted over time, and continues to evolve. Our key product offerings are as follows:

Circle stablecoins

Core to our network are USDC and EURC, our regulated U.S. dollar- and euro-denominated stablecoins. Circle launched USDC in 2018, which is the world’s largest regulated payment stablecoin as measured by the amount of stablecoins in circulation. See “Prospectus summary—Stablecoin overview—Circle’s role in driving stablecoin adoption” for our use of the term “regulated” with respect to stablecoins and see “Business—Regulatory policy landscape” for the principal regulations to which we are subject. USDC makes the dollar digitally available via the internet, taking advantage of the internet’s capabilities, transparency, speed, and efficiency. In June 2022, we launched EURC utilizing the same underlying infrastructure.

Stablecoins act as the bridge between the fiat and digital assets ecosystems. We believe the ability of Circle Mint customers to quickly and confidently move from fiat to Circle stablecoins is essential to the growth of our stablecoin network. The volume of USDC minted and redeemed demonstrates the scale and resiliency of the banking infrastructure supporting our on- and off-ramps between the digital asset and fiat ecosystems.

Below is a summary of USDC minted and redeemed for each of the periods presented. EURC minting and redemption was not material for the periods presented.

	Year ended December 31,
	2023	2022	2021
	(in millions)
USDC in circulation, beginning of period	$44,554	$42,416	$4,008

USDC minted	95,828	167,609	99,539
USDC redeemed	(115,897)	(165,471)	(61,131)

Net increase (decrease) in USDC in circulation	(20,069)	2,138	38,408

USDC in circulation, end of period	$24,485	$44,554	$42,416

All Circle stablecoins minted and outstanding are backed by at least an equivalent amount of fiat currency-denominated assets held for the benefit of participants in our network in segregated accounts with leading financial institutions, such as BlackRock and BNY Mellon. Laws, regulations, and our operating policies are designed to ensure the capital preservation and liquidity of these reserve assets. During the periods presented,

Circle stablecoin reserves were limited to cash balances held at banks, available-for-sale debt securities (which were limited to U.S. Treasury securities with maturities of 100 days or less since 2022), and the Circle Reserve Fund. Since January 2023, Circle stablecoin reserves have been limited to cash balances held at banks and the Circle Reserve Fund. See “—Liquidity and capital resources—Composition of stablecoin reserves” for additional information regarding the Circle Reserve Fund.

Circle earns reserve income on the reserve assets backing USDC in circulation, historically at interest rates close to the prevailing EFFR during the applicable periods. We term the rate of return generated on assets held in reserve as the “reserve return rate.” See “—Key operating and financial indicators” for the calculation of reserve return rate. The reserve income that we generate is a function of USDC in circulation over a given period and the reserve return rate. This reserve income comprised 99% and 95% of Circle’s total revenue in the year ended December 31, 2023 and 2022, respectively.

Reserve Return Rate

Other products

In addition to Circle stablecoins, we continue to expand product offerings that benefit from and support the growth of our stablecoin network. Our other products contributed 1% and 5% of Circle’s total revenue in the years ended December 31, 2023 and 2022, respectively. We believe these and other new product offerings will contribute to the growth of our stablecoin network, and over time drive a flywheel of growth that has been the hallmark of successful internet-driven networks. We also expect growth in our network to drive increases in USDC circulation and thereby drive our reserve income. We anticipate growing these offerings in the coming years, diversifying our revenue profile. These offerings include:

Blockchain infrastructure

We are continually developing a suite of blockchain infrastructure services that empower developers to create new products and services for the benefit of our end-users. Examples of products we have launched include the following:

•

CCTP is a permissionless protocol that enables USDC to flow natively across supported blockchains and provides interoperability to blockchains that have historically been siloed due to incompatible protocols and supported tokens. CCTP empowers developers to offer greater utility in their applications by seamlessly operating across different blockchain networks.

•

Gas Fee Infrastructure is a collection of blockchain network infrastructure and open-source smart contracts that streamlines the end-user experience by supporting the payment of transaction fees on supported blockchains in USDC, thus removing the need to pay fees in each blockchain’s native token.

Web3 Services

In August 2023, we launched our Web3 Services product line, through which we are developing an array of developer-ready and enterprise-grade infrastructure services that developers can plug into their own applications. See “Business—Our platform, products, and ecosystem—Web3 Services application platform” for a description of the Web3 Services product line. These solutions can be delivered via API to companies seeking to introduce Web3 capabilities to their customer bases. Examples of products we have recently launched include Programmable Wallets, Smart Contract Platform, and Gas Station. In July 2022, we acquired Cybavo, a software development company that provides platforms for digital wallets, digital asset safekeeping, and blockchain smart contract application development, deployment, and operations, whose technology we integrated into our Web3 Services.

Integration Services

We earn Integration Services revenue by connecting and integrating Circle products such as USDC across blockchain networks. In exchange for a fee, we assist third-party public blockchains with the implementation of USDC and the integration of Circle Mint on their blockchains.

Circle’s stablecoin network, blockchain infrastructure, and Web3 Services Application Platform are further detailed in “Business—Our platform, products, and ecosystem.” We believe that these tools greatly improve the quality of applications on our network, providing value both to the network effect that drives our growth by attracting end-users as well as to the developers that avail themselves of these offerings. We believe we can further monetize these services in the future as we continue to develop and scale them.

Discontinued products

As we continue to focus on our core strategy of growing the Circle stablecoin network, we have discontinued certain products that we deemed as non-core to our business. Together, these products contributed less than 1% and approximately 4% of total revenue in the years ended December 31, 2023 and 2022, respectively, and we do not anticipate them to impact our future financial or operating performance.

Transaction Services

Transaction Services related to the processing of USDC-native payments, payouts to sellers, vendors, or end-users, ledger management, and safekeeping services. In this capacity, we operated as a payment facilitator, processing credit and debit card transactions primarily for Web3 merchants. We expect to complete depreciation of these services by the first half of 2024.

Circle Yield

Circle Yield allowed accredited investors to lend their USDC to certain third parties (over-collateralized with Bitcoin) and earn yield. In November 2022, we ceased these activities, and have no residual exposure to any borrowing or lending made under this product.

SeedInvest

SeedInvest offered a platform for companies to raise capital through equity offerings directly on the internet. In exchange for our services, we received a placement fee paid by issuers as well as transaction fees paid by investors. In May 2023, we divested the majority of operations and ceased activities related to this product.

Key factors affecting operating results

The growth and success of our business as well as our financial condition and operating results have been, and will continue to be, affected by a number of factors, including:

Growth of the internet financial system

The internet financial system is built on blockchain infrastructure, and represents a fundamental shift that we believe will result in a profound change to the existing financial system by materially improving efficiency, reducing costs, expanding accessibility, and accelerating innovation. While the internet financial system has grown rapidly, it remains in its infancy and is very small relative to the legacy financial system. We believe Circle is well positioned to be among the winners in this emerging, transformative space, and we expect increased adoption and expansion of the internet financial system to be a key driver of growth in all our products and services, and hence of our overall financial performance.

Adoption of stablecoins as the core means of value exchange within the internet financial system

We believe stablecoins are the core facilitator of value exchange in the internet financial system. As of December 31, 2023, there were approximately $120 billion of stablecoins in circulation, according to CoinMarketCap. We believe that Circle is poised to lead the way in driving the growth of stablecoins, with its trusted brand, regulation-first posture, robust scalable infrastructure, institutional-grade safety and soundness, and $24.5 billion of USDC in circulation across 2.8 million MeWs as of December 31, 2023. We stand to benefit as the adoption of stablecoins and the internet financial system increase, due not only to the growth in circulation of our stablecoins, but also due to the stablecoin network we have developed. The following chart provides an overview of MeWs at quarter end for each of the last eight quarters.

MeWs (000s)

Expanding global awareness and distribution of USDC as a leading stablecoin network

Access to the internet financial system transcends boundaries and borders. The growing international interest in both internet-based financial services broadly—and Circle’s stablecoin network specifically—is a driver of our business. Our efforts to expand awareness and distribution of USDC follow a multi-pronged approach. We intend to continue expanding our global reach by obtaining regulatory licenses and registrations in additional jurisdictions, collaborating with strategic partners, and expanding our blockchain interoperability. We also intend to continue to invest in expanding awareness and distribution of Circle stablecoins in international markets, including through initiatives such as sponsored webinars, content sponsorship, event sponsorship, and traditional advertising (e.g., search engine marketing/retargeting), to further enhance our growth. Beyond our dedicated awareness initiatives, we continue to strive to make our stablecoin network the most widely available and easy to use globally by integrating into many major blockchain protocols, which we believe will enhance both demand and distribution of our stablecoins. We expect increased awareness and interest in Circle stablecoins, including both increasing penetration among our existing markets and expansion into new markets, to positively impact our performance.

Strategic partnerships fostering our stablecoin network

Another core facet of our strategy is to complement our products and services with enterprise-level strategic commercial partnerships, with the goal of driving growth in the distribution and adoption of our stablecoins. Through these partnerships, we enable companies to offer internet-native financial services to their own customers, to the benefit of our overall network. In addition to our international partnerships with major consumer and technology brands (see “Business—Our platform, products, and ecosystem—Our ecosystem” for examples of partners that are part of our stablecoin network and ecosystem), we partnered with Visa to enable the use of USDC within its payments network, and with MoneyGram International to support the use of USDC for global remittances on the Stellar blockchain, among others. These partnerships are still in early stages, but we expect that they will contribute meaningfully to our operating and financial performance over time. We have also partnered with Coinbase to provide seamless access to convert between fiat currency and USDC. We plan to continue to enter strategic partnerships like these to expand our product offerings and amplify the network effect inherent in our business. We believe each of these partnerships helps to foster broader access to Circle stablecoins and the internet financial system. These partnerships enable awareness and access of our stablecoin network by new end-users who may otherwise not directly be reached, while benefiting existing end-users by expanding the opportunities for internet-based commerce. We expect these partnerships will drive greater circulation, adoption, and use of our stablecoins.

Growth in new products and services

We believe we have a sizable opportunity to grow our business through the introduction of new products and services. Our blockchain infrastructure and Web3 services provide platforms upon which third-party software developers can build and create their own products and financial applications. For example, we launched our CCTP offering in early 2023 and have already seen its significant growth: It is live on seven blockchains enabling 42 routes and, as of December 31, 2023, has handled approximately $1.4 billion in transfers. We calculate CCTP volume by analyzing data from all blockchains on which CCTP is deployed to match (i) receiving USDC transaction data on destination blockchains with (ii) USDC redemption data from source blockchains, and then summing up the USDC redemption volumes on the source blockchains. We continue to develop our blockchain infrastructure and Web3 services products, facilitating the development of new third-party products for the internet financial system, which we expect will in turn increase demand for our stablecoins and serve as a critical driver to the growth of our network. We anticipate that the products developed on our platform will drive new sources of revenue for Circle, including network service fees and additional Web3 services fees.

Interest rate fluctuations

We derive the majority of our revenue from reserve income, which is dependent on the balance of our reserves and the reserve return rate, which is highly correlated with prevailing short-term interest rates.

Our revenue model helps insulate Circle’s performance from revenue fluctuations in different rate environments, even as our fundamental organic growth continues. Historically, rising interest rates have correlated with declines in USDC in circulation, partially due to the increased opportunity cost of holding USDC in higher interest rate environments, given that USDC does not pay any returns to holders. However, notwithstanding any USDC in circulation decline, elevated interest rates contribute to higher reserve income per dollar of USDC in circulation, providing a significant reserve income offset. Similarly, we believe that in lower interest rate environments, the opportunity cost of holding USDC falls, and based on historical experience, we anticipate a subsequent increase in USDC in circulation. This increase would in turn support revenue even as reserve return rates decline. These countervailing effects provide an inherent mitigation of the impact of interest rate fluctuations on our reserve income. While it is not possible to predict whether this dynamic will persist, our historical experience suggests that there are offsetting impacts between USDC in circulation and reserve return rates, which could partially mitigate the impact of interest rate movements on our reserve income.

USDC in Circulation vs. Revenue Dynamics

Exogenous events and macro trends

In March 2023, SVB failed to honor Circle’s request to withdraw $3.3 billion (approximately 8% of the USDC reserves at the time) in reserve deposits, which was submitted prior to SVB’s failure and subsequent FDIC receivership. The FDIC receivership announcement made abruptly on Friday, March 10, 2023 caused some market concern that an inability to instantly access the deposits held at SVB might result in USDC not being fully backed by fiat-denominated reserves. In response, we publicly affirmed that in the event SVB did not make a full return of our reserve deposits, we would cover any shortfall using corporate resources, aligning with our commitment to maintaining the trustworthiness, safety, and one-for-one redeemability of USDC by Circle Mint customers. Subsequent secondary market trading of USDC on certain digital asset exchanges, exacerbated by the lack of primary market liquidity given the weekend closure of the banking system and the concurrent failure of two other banking partners, which had previously provided 24/7/365 primary liquidity infrastructure to the digital assets ecosystem, resulted in a temporary supply-demand imbalance, and consequently the secondary market price of USDC fell below $1. On Monday, March 13, 2023, the FDIC formally announced that it would guarantee all deposits held at SVB, and USDC soon regained its $1 secondary market trading price. When the banking system reopened, we began processing the weekend’s queued redemptions, although due to the backlog and the failure of some of our transaction banking partners, redemptions for some customers were slowed. Although we did not incur any direct financial loss in connection with the SVB failure and we honored one-for-one redeemability of USDC by Circle Mint customers at all times, we believe the SVB failure was a contributing factor to the subsequent decline in USDC in circulation. Since the SVB failure, we have continued to invest in and refine our reserve management structures, including by strengthening our governance around reserve management (see “Business—Our platform, products, and ecosystem—The Circle stablecoin network” for a discussion of our Reserve Management Standard), improving analysis and monitoring of counterparties (considering factors such as customer concentration, asset liability management, capital structure, profitability, and externalities), implementing end-of-day sweeps to manage counterparty risk at settlement banks, and holding the significant majority of our cash reserves at GSIBs.

While our view is that long-term USDC circulation will be driven by secular growth in the adoption of the internet financial system, as well as our introduction of new products within our stablecoin network, in the short term we believe isolated events or temporary trends can have meaningful impact on USDC minting and redemptions. For example, we believe that the regional banking crisis in the United States in March 2023—and most notably the SVB failure discussed above—spurred outsized redemptions in the weeks following a brief price dislocation of USDC in certain secondary markets. Similarly, following the collapse of several digital asset lenders (e.g., Celsius, Voyager) in mid-2022, we believe the subsequent rapid decline of decentralized finance lending market activity (which was a notable industry use case for USDC at the time) resulted in significant redemptions due to the reduction in need for USDC deployment to such protocols. Finally, particularly in times of uncertainty for the stablecoin and digital assets industries, we believe that our uniquely robust connectivity with traditional banking institutions has resulted in USDC serving as an off-ramp (i.e., channel into fiat currency) from certain digital asset enterprises that lack meaningful banking coverage, with the net result being an inflated amount of USDC redemptions. While we believe these events and developments are nonrecurring in nature, they can have an impact on USDC in circulation and our short-term financial results.

Distribution costs

Circle’s distribution costs have a meaningful impact on our financial performance. Prior to August 2023, distribution costs were primarily a function of (i) the amount of USDC distributed by Circle and Coinbase and (ii) the amount of USDC held on each respective party’s platform. See “Business—Collaboration with Coinbase.” In August 2023, we and Coinbase entered into a Collaboration Agreement. Under this agreement, we make payments to Coinbase for USDC distribution and marketing, with the payments (after deducting certain amounts related to USDC issuance and management as specified in the Collaboration Agreement) based on (i) the amount of USDC in circulation held outside of Circle and Coinbase platforms and (ii) the amount of USDC balances held on each respective party’s platform. See “Business—Collaboration with Coinbase.” As a result, the greater the proportion of USDC in circulation held on Coinbase’s platform, the greater the proportion of reserve income payable to Coinbase. Similarly, the greater the proportion of USDC in circulation held on our platform or held outside of Circle and Coinbase platforms, the smaller the proportion of reserve income payable to Coinbase. As a result, distribution costs are impacted by the actions and policies of Coinbase and their effects on the amount of USDC in circulation held on Coinbase’s platform, which we do not control or oversee. As of December 31, 2023 and 2022, the percentage of USDC in circulation held outside Circle and Coinbase platforms was 86% and 94%, respectively.

We have added and expect to continue to add additional distributors in the future and anticipate that such distribution contracts may have different commercial terms depending on negotiations with our distributors and the circumstances in our evolving industry.

Government regulation

At Circle, we have always had a “regulation first” philosophy that underlies our operations and has led to significant investments in building a robust compliance infrastructure. However, the laws and regulations to which we are subject are rapidly evolving and increasing in scope. As a result, we monitor regulatory changes closely and we expect to continue to invest significant resources in our legal, compliance, product, and engineering teams to ensure our business practices comply with, and plan and prepare for, current and future regulations.

Certain major economies across the globe (such as the European Union, Japan, and Singapore) have passed national laws regulating stablecoins. Other leading economies (such as the United States, Hong Kong, and the United Arab Emirates) are actively considering comprehensive rules to integrate stablecoins into their financial system. We believe increased global regulatory clarity will result in increased conviction in stablecoins by consumers and enterprises alike, which will drive comfort in using stablecoins as digital currencies. We believe these trends will naturally increase the growth of Circle’s stablecoin network as the leading regulatorily compliant player in the space. See “Business—Regulatory policy landscape” for discussion of the principal regulations to which we are subject.

Significant transactions

Collaboration Agreement with Coinbase and the Centre Acquisition

In August 2023, in connection with our entry into the Collaboration Agreement, Circle acquired the remaining outstanding 50% equity interest in Centre Consortium LLC (“Centre”) from Coinbase (the “Centre Acquisition”).

Total consideration for the Centre Acquisition was $209.9 million in the form of approximately 8.4 million common shares of Circle measured at fair value. Upon completion of the Centre Acquisition, Centre became an indirect wholly-owned consolidated subsidiary of the Company. In December 2023, the Company dissolved Centre, and its net assets were distributed to another wholly-owned subsidiary of the Company. Substantially all of the assets acquired were associated with a single group of complementary intangible assets associated with stablecoin trade names, trademarks, and developed technology owned by Centre. The intangible asset has an indefinite life based on the Company’s historical and continuing use of the asset, its importance to the business, and the lack of substantive legal, regulatory, and contractual restrictions on its useful life. In addition, deferred tax assets and liabilities of $8.7 million and $57.3 million, respectively, were recorded upon completion of the acquisition.

Key operating and financial indicators

We regularly review several key operating and non-GAAP financial indicators to evaluate our performance and trends and inform management’s budgets, financial projections, and strategic decisions. The following table presents our key operating and financial indicators, as well as the relevant GAAP measures, for the periods indicated:

	Year ended December 31,
	2023	2022
	(in millions, except reserve return rate, stablecoin market share, and MeWs)

Key operating data:
USDC in circulation, end of period	$24,485	$44,554
Average USDC in circulation	$30,530	$49,835
Reserve return rate	4.7%	1.5%
USDC on platform, end of period	$525	$534
USDC minted	$95,828	$167,609
USDC redeemed	$(115,897)	$(165,471)
Stablecoin market share, end of period	20%	34%
Meaningful Wallets, end of period	2,780,066	1,759,246

GAAP financial data:
Total revenue and reserve income	$1,450	$772
Net income (loss)	$268	$(769)

Non-GAAP financial data:
Adjusted EBITDA(1)	$395	$94

(1)	See “—Non-GAAP financial measures” for reconciliation of Adjusted EBITDA to net income (loss) from continuing operations.

USDC in circulation and average USDC in circulation

USDC in circulation is the total amount of USDC minted and outstanding as of the end of the reporting period. Average USDC in circulation is calculated as the simple daily average of USDC in circulation, with the daily USDC in circulation determined at the end of each day. In each case, we exclude:

•

“tokens allowed but not issued,” which are tokens that exist on the Hedera, Polkadot, and Solana blockchains due to the technical implementation of USDC on those blockchains. These tokens are held by us in restricted, segregated “tokens allowed but not issued” blockchain addresses. We do not receive any funds for their creation, and they are not redeemable for the U.S. dollar. These tokens are restricted for use while held in such blockchain addresses. These tokens cannot be redeemed for the U.S. dollar as the private keys are securely controlled by us and the blockchain addresses are not configured to allow redemption requests to be established by Circle Mint. When a minting request is received for USDC on these blockchains and the funds underlying such request is received, the corresponding amount of “tokens allowed but not issued” is transferred from the segregated “tokens allowed but not issued” addresses to the minting address via a system controlled process administered by us, at which point the tokens are considered to be USDC in circulation.

•

“access denied tokens,” which are tokens that are restricted from being accessed by the holder to comply with a law, regulation, or legal order from a duly recognized U.S. authorized authority, U.S. court of competent jurisdiction, or other governmental authority with jurisdiction over the Company. When these tokens were originally issued (i.e., before they were restricted from being accessed), we received the equivalent amount of fiat currency in connection with their original minting. Upon determination that a token should be an “access denied token,” we restrict the access of the holder to such token and transfer the reserves relating to such token to a segregated bank account specifically for “access denied tokens.” As of December 31, 2023 and 2022, there were $77,749,597 and $6,175,177 of “access denied tokens,” respectively.

We exclude these tokens because these tokens are not used for transactions and thus do not reflect the Circle ecosystem’s breadth, which as noted below, is the principal purpose for which we present USDC in circulation and average USDC in circulation.

USDC in circulation and average USDC in circulation are major contributing factors to our reserve income and also provide a measure of the Circle ecosystem’s breadth. We expect that the continued growth and development of the internet financial system will further drive increases in USDC in circulation and average USDC in circulation.

Reserve return rate

Reserve return rate is defined as the return rate from assets held on behalf of stablecoin holders. The reserve return rate can be calculated as our reserve income divided by the average period balance of our reserves segregated for the benefit of our stablecoin holders and corporate-held stablecoins, with average period balance of reserves segregated for the benefit of stablecoin holders and corporate-held stablecoins measured as the simple daily average of reserves segregated for the benefit of stablecoin holders and corporate-held stablecoins, with daily average of reserves segregated for the benefit of stablecoin holders and corporate-held stablecoins determined at the end of each day. Reserve return rate is a major determinant of our reserve income.

USDC on platform

USDC on platform is defined as the total amount of USDC on Circle’s platform, which includes certain custodial and non-custodial assets of Circle Mint customers in USDC, as well as corporate-held USDC. USDC on platform provides a measure of the Circle platform’s breadth. USDC on platform differs from obligations related to safeguarding USDC, which relate solely to third parties using Circle’s platform to hold USDC.

USDC minted / USDC redeemed

USDC minted / USDC redeemed measures USDC on-ramp activity (i.e., flow of U.S. dollar fiat converted to USDC) and off-ramp activity (i.e., flow of USDC converted to U.S. dollar fiat) initiated by Circle Mint customers. We believe this demonstrates the operational capacity and resiliency Circle has to process minting and redemptions through our digital and banking infrastructure. USDC minted / USDC redeemed do not represent the amount of USDC acquired or redeemed by end-users.

Stablecoin market share

Stablecoin market share is defined as the amount of Circle stablecoins in circulation as a percentage of the total fiat-backed stablecoins (i.e., digital assets pegged to the value of a fiat currency) in circulation. Stablecoin market share reflects how much of the stablecoin market is composed of Circle stablecoins relative to the competitive landscape. Since 2021, Circle has been the second-largest issuer of stablecoins as measured by the amount of stablecoins in circulation, and as of December 31, 2023, Circle holds a 20% stablecoin market share measured by stablecoins in circulation, according to CoinMarketCap.

Meaningful Wallets

MeWs are defined as the number of on-chain digital asset wallets with an amount of USDC above $10. As a single end-user may have multiple on-chain digital asset wallets, MeWs do not represent, and we do not use MeWs as a measure of, the number of unique end-users with more than $10 of USDC. Nonetheless, we believe that MeWs is an indicator of the breadth of USDC’s adoption.

Adjusted EBITDA

Adjusted EBITDA, a non-GAAP financial measure, is calculated as net income (loss) from continuing operations excluding: depreciation and amortization expense; interest expense, net of amortization of discounts and premiums; interest income; income tax expense; stock compensation expense; certain legal expenses; realized and unrealized gains (losses), net, on available-for-sale debt securities and other investments; impairment losses on strategic investments; merger termination expenses; change in fair value of convertible debt, warrant liability, and embedded derivatives; gain on sale of long-lived assets; foreign currency exchange loss; and certain transaction costs. Adjusted EBITDA is a key measure used by our management and board of directors to monitor and evaluate the growth and performance of our business operations, facilitate internal comparisons of the historical operating performance of our business operations, facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures or operating histories, review and assess the performance of our management team and other employees, and prepare budgets and evaluate strategic planning decisions regarding future operating investments. See “—Non-GAAP financial measures” below for a reconciliation of Adjusted EBITDA to net income (loss) from continuing operations, the most closely comparable GAAP measure, and additional information about the limitations of our non-GAAP measures.

Key components of revenue and expenses

Revenue and reserve income

Reserve income

We issue stablecoins, such as USDC and EURC, when we receive the corresponding fiat currency from our customers, which are placed into segregated reserve accounts. We earn interest and dividends on assets held in reserve accounts, which for the periods presented included cash balances held at banks, short-dated U.S. Treasury securities, and the Circle Reserve Fund, as applicable. Interest income is recognized under the effective interest method, and dividend income is recognized when declared. Reserve income is recorded on a gross basis before the impact of any distribution costs and is outside the scope of ASC 606 “Revenue from Contracts with Customers.” An increase in the amount of Circle stablecoins in circulation (i.e., the amount of stablecoins minted is greater than the amount of stablecoins redeemed) would increase the amount of assets held in reserve accounts, and thus, assuming a constant reserve return rate, would result in increased reserve income. Conversely, a decrease in the amount of Circle stablecoins in circulation (i.e., the amount of stablecoins redeemed is greater than the amount of stablecoins minted) would decrease the amount of assets held in reserve accounts, and thus, assuming a constant reserve return rate, would result in decreased reserve income.

Other revenue

Other revenue consists of revenues generated from products centered around Circle stablecoins and through providing customers with the infrastructure required to process a wide variety of transactions and support their financial infrastructure. The components of other revenue primarily include revenues from transaction services, treasury services, and other revenues. Refer to Note 12 to the consolidated financial statements included elsewhere in this prospectus for further details related to other revenue.

Distribution, transaction, and other costs

Distribution and transaction costs

We incur distribution costs to incentivize distributors to use and distribute Circle stablecoins. Prior to August 2023, distribution costs were primarily a function of (i) the amount of USDC distributed by Circle and Coinbase and (ii) the amount of USDC held on each respective party’s platform. See “Business—Collaboration with Coinbase.” In August 2023, we and Coinbase entered into a Collaboration Agreement. Under this agreement, we make payments to Coinbase for USDC distribution and marketing, with the payments (after deducting certain amounts related to USDC issuance and management as specified in the Collaboration Agreement) based on (i) the amount of USDC in circulation held outside of Circle and Coinbase platforms and (ii) the amount of USDC balances held on each respective party’s platform. See “Business—Collaboration with Coinbase.” Under the Collaboration Agreement, we deduct certain contractually specified amounts based on total USDC in circulation and our weighted-average cost of capital applied to the corporate capital held to support the stablecoin reserves. These deductions are designed to reimburse us for indirect costs of issuing stablecoins and the management of the associated reserves, such as maintaining our accounting, treasury, regulatory, and compliance functions, which are generally recognized in various operating expenses including compensation expenses and general and administrative expenses in our consolidated statement of operations. These deductions are accounted for as components of the overall arrangement with Coinbase as we are not providing a distinct service to issue stablecoins and manage the associated reserves. The Collaboration Agreement is accounted for as an executory contract and reflected in distribution and transaction costs in our consolidated statement of operations. For the years ended December 31, 2023 and 2022, we incurred $691.3 million and $248.1 million, respectively, of distribution costs in connection with our agreements with Coinbase. We expect our distribution expense to increase in the future, as we continue adding distributors, and would also increase to the extent our reserve income increases over time. We also anticipate new distribution arrangements may differ depending on our negotiations with our distributors and the circumstances in our evolving industry.

We also incur transaction costs to pay for the blockchain network transaction fees necessary to complete transactions on supported blockchains. For a given blockchain, we purchase the necessary digital assets in advance and, upon initiation of a transaction, we pay blockchain transactions fees using our inventory of digital assets. We expect this expense to increase going forward due to increases in volume and rising fees on certain popular blockchain networks.

Other costs

Other costs primarily comprise transaction services costs and treasury services costs that we incur as the direct result of generating transaction services revenue and treasury services revenue, respectively. Transaction services costs include payment processing costs such as interchange fees, ACH fees, chargebacks, and wire fees paid to third-party fiat payment processors and third-party credit card companies. These costs are primarily driven by volume-based transaction services. Treasury services costs are composed of borrowing fees payable to customers’ accounts in connection with stablecoin lending services, which were paid in kind and based on a percentage of the amount borrowed and were denominated in the related digital asset borrowed.

Other than distribution, transaction, and other costs, we do not incur distinct costs to mint and/or redeem stablecoins.

Operating expenses

Compensation expenses

Compensation expenses are primarily driven by employee compensation, including salaries and wages, stock-based compensation, bonuses, pension contribution expenses, commissions, and severance payments. As we expand our business and team, we expect compensation expenses to increase.

General and administrative expenses

General and administrative expenses include costs incurred to support our business operations. Specifically, expenses incurred related to rent, insurance policies, dues and subscriptions, professional services, bank fees, and travel and business lodging. We expect general and administrative expenses to grow as we continue to invest to support the overall growth of our business.

Depreciation and amortization expenses

Depreciation and amortization expenses are incurred primarily from the amortization of internally developed software. We also incur amortization expense from the amortization of intangible assets acquired in business combinations and asset acquisitions such as the technology platform, customer relationships, brand names, and licenses. We expect that our depreciation and amortization expenses will increase in future periods as we continue to invest in the development of our various digital platforms.

IT infrastructure costs

IT infrastructure costs include costs incurred in operating and maintaining our platform, including network, website hosting, and infrastructure costs. IT infrastructure costs also include software and technology costs incurred to support our general business operations, including cloud hosting costs, cybersecurity, electronic communications archiving software, change management, and compliance technology such as AML and KYC software.

Marketing expenses

Marketing expenses are incurred to drive additional customers to our platform, capitalize on cross-sell opportunities from our customer base, and build awareness of our products and brand with the objective of growing our customer base.

Gain on sale of intangible assets

Gain on sale of intangible assets relates to our sale of certain assets of SeedInvest, which closed in May 2023.

Merger termination expenses

Merger termination expenses relate to expenses incurred in connection with the mutual termination of our merger agreement with Concord Acquisition Corp., a special purpose acquisition company, in December 2022.

Digital assets (gains) losses and impairment

Digital assets, including those held as collateral, are accounted for as intangible assets. As there is no inherent limit imposed on the useful life of digital assets, they are classified as indefinite-lived intangible assets and are not subject to amortization. Instead, they are tested for impairment annually on December 31, or more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired (i.e., if an impairment indicator exists). We recognize impairment on digital assets to the extent the carrying value of the digital asset exceeds the fair value of the digital asset. Gains (losses) on the sale of digital assets are recognized upon sale. The obligation to return the digital assets held as collateral is accounted for as a hybrid instrument, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying digital asset. Beginning in the first quarter of 2023, Circle designated the embedded derivatives associated with the obligation to return digital asset collateral related to stablecoin lending as the hedging instrument in a fair value hedge relationship to hedge the fair value exposure of the corresponding digital assets. Subsequent to the fair value hedge designation, changes in fair value of the embedded derivative and the fair value of the hedged item are recorded to digital assets (gains) losses and impairment in the consolidated statements of operations.

Other income (expense), net

Other income (expense), net, is composed of multiple income (expense) categories, including, but not limited to, the following:

•	Realized and unrealized gains (losses) on liabilities at fair value (e.g., convertible debt, warrants, derivatives, and embedded derivatives);

•

Realized and unrealized gains (losses) on investments, which include changes in fair value related to our marketable equity securities and observable price changes on our non-marketable equity securities;

•	Impairment losses on equity investments;

•	Interest income on corporate cash balances;

•	Interest expense, net of accretion of discounts and amortization of premiums; and

•	Foreign currency exchange gains and losses due to remeasurement of certain foreign currency-denominated monetary assets and liabilities.

Income tax expense (benefit)

Income tax expense (benefit) includes income taxes related to foreign jurisdictions and U.S. federal and state income taxes. As we conduct business activities internationally, any changes in the U.S. and foreign taxation of such activities may increase our overall provision for income taxes in the future.

Results of operations

We discuss our historical results of operations below on a consolidated basis. Past financial results are not necessarily indicative of future results. The following table sets forth a summary of our consolidated results of operations for the years indicated, and the changes between periods. These results of operations have been prepared on the same basis as our consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of results of operations for these periods. The following consolidated results of operations should be read together with our consolidated financial statements and related notes, included elsewhere in this prospectus.

	Year ended December 31,
	2023	2022	$ Change	% Change
	(in thousands, except percentages)

Revenue and reserve income
Reserve income	$1,430,606	$735,885	$694,721	94.4%
Other revenue	19,860	36,167	(16,307)	(45.1)

Total revenue and reserve income from continuing operations	1,450,466	772,052	678,414	87.9
Distribution, transaction, and other costs
Distribution and transaction costs	719,806	286,953	432,853	150.8
Other costs	7,918	22,401	(14,483)	(64.7)

Total distribution, transaction, and other costs	727,724	309,354	418,370	135.2

Operating expenses
Compensation expenses	296,055	212,961	83,094	39.0
General and administrative expenses	100,128	82,272	17,856	21.7
Depreciation and amortization expense	34,887	13,277	21,610	162.8
IT infrastructure costs	20,722	11,835	8,887	75.1
Marketing expenses	36,544	78,839	(42,295)	(53.6)
Gain on sale of intangible assets	(21,634)	—	(21,634)	(100.0)
Merger termination expenses	—	44,194	(44,194)	(100.0)
Digital assets (gains) losses and impairment	(13,488)	57,436	(70,924)	(123.5)

Total operating expenses	453,214	500,814	(47,600)	(9.5)

Operating income (loss) from continuing operations	269,528	(38,116)	307,644	(807.1)
Other income (expense), net	49,421	(720,393)	769,814	(106.9)

Net income (loss) before income taxes	318,949	(758,509)	1,077,458	(142.0)
Income tax expense	47,400	3,263	44,137	n.m.

Net income (loss) from continuing operations	271,549	(761,772)	1,033,321	(135.6)

Discontinued operations, net of taxes
Loss from operations of discontinued businesses	(3,987)	(7,075)	3,088	(43.6)

Net income (loss)	$267,562	$(768,847)	$1,036,409	(134.8)%

n.m.	= not meaningful

Revenue

Reserve income.  Reserve income increased by $694.7 million, or 94.4%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, of which approximately $1,293.7 million of the increase can be attributed to the increased average yields, which was partially offset by an approximately $600.7 million decrease attributed to the decreased average daily USDC in circulation.

Other revenue.  Other revenue decreased by $16.3 million, or 45.1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $12.0 million decrease in transaction services revenue as our legacy transaction services products have been discontinued, a $7.5 million decrease in treasury services revenue as the Circle Yield product offering has been terminated, and a $2.8 million decrease in other revenue as our SeedInvest crowdfunding services have ceased. This was partially offset by a $6.0 million increase in revenues related to integration services.

Distribution, transaction, and other costs

Distribution and transaction costs.  Distribution and transaction costs increased by $432.9 million, or 150.8%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a $443.2 million increase in distribution costs paid to Coinbase as a result of increases in reserve income. This was partially offset by a $9.9 million decrease in other USDC market making and distribution incentive costs.

Other costs.  Other costs decreased by $14.5 million or 64.7%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a $9.2 million decrease in the fees related to transactions processed through Circle’s platform and a $6.1 million decrease in treasury services costs.

Operating expenses

Compensation expenses.  Compensation expenses increased by $83.1 million, or 39.0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $76.1 million increase in salaries, wages, and bonus expense and an increase in average headcount (which included a $24.2 million increase in stock-based compensation).

General and administrative expenses.  General and administrative expenses increased by $17.9 million, or 21.7%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $6.1 million increase in the travel, lodging, and meals expenses, a $4.7 million increase in insurance expenses and a $5.2 million increase in legal fees due to ongoing legal matters.

Depreciation and amortization expenses.  Depreciation and amortization expenses increased by $21.6 million, or 162.8%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $16.0 million increase in amortization expense of internally developed software and a $4.5 million increase in amortization expense of acquired intangible assets.

IT infrastructure costs.  IT infrastructure costs increased $8.9 million, or 75.1%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a $5.7 million increase in software licenses and a $3.2 million increase in cloud-based services due to infrastructure build-out and enhanced product offerings.

Marketing expenses.  Marketing expenses decreased by $42.3 million, or 53.6%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, mainly driven by a decrease in spending on marketing campaigns and advertising.

Gain on sale of intangible assets.  Gain on sale of intangible assets decreased by $21.6 million, or 100.0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, as our sale of certain assets of SeedInvest closed in May 2023.

Merger termination expenses.  Merger termination expenses decreased by $44.2 million, or 100.0%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, as we terminated our merger agreement in December 2022. There was no such transaction and related expenses in the year ended December 31, 2023.

Digital assets (gains) losses and impairment.  Digital assets (gains) losses and impairment increased by $70.9 million, or 123.5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a $426.5 million decrease in impairment expense on digital assets (including digital assets held as collateral related to Circle Yield) and a $13.4 million increase in gains on sale of corporate digital assets. This was partially offset by a $211.5 million decrease from a change in the fair value of the embedded derivatives on digital assets held as collateral, and a $158.0 million decrease in gains realized upon return of digital assets held as collateral.

Other income (expense), net.  Other income (expense), net increased by $769.8 million, or 106.9% in the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily driven by a $714.7 million decrease as a combined result of the conversion of certain convertible notes to Series E preferred shares in March 2022 and decreased expense attributable to mark-to-market adjustments on remaining outstanding convertible debt, a $20.6 million increase in interest income on corporate cash and cash equivalents, a $16.6 million decrease in realized losses recognized from the sale of available-for-sale debt securities and an $11.1 million decrease in the impairment losses related to specific strategic equity investments.

Income tax expense.  Income tax expense increased by $44.1 million for the year ended December 31, 2023, compared to the year ended December 31, 2022, primarily due to a significant increase in reserve income, the full utilization for federal net operating loss carryforwards, leading to a consolidated pre-tax income for the year ended December 31, 2023 compared to a pre-tax loss for the year ended December 31, 2022.

Changes in financial position

The following table sets forth a summary of selected line items from our consolidated balance sheets for the years indicated, and the changes between periods. These selected line items have been prepared on the same basis as our consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information set forth in the table below reflects all normal recurring adjustments necessary for the fair statement of changes in the selected line items for these periods. The following selected line items should be read together with our consolidated financial statements and related notes, included elsewhere in this prospectus.

	December 31, 2023	December 31, 2022	$ Change	% Change
	(In thousands, except percentages)

ASSETS

Current assets:
Cash and cash equivalents	$368,623	$664,650	$(296,027)	(44.5)%
Available-for-sale debt securities	152,183	—	152,183	100.0
Cash and cash equivalents segregated for corporate-held stablecoins	275,809	5,311	270,498	n.m.
Cash and cash equivalents segregated for the benefit of stablecoin holders	24,346,152	35,987,965	(11,641,813)	(32.3)
Available-for-sale debt securities segregated for the benefit of stablecoin holders, at fair value	—	8,749,111	(8,749,111)	(100.0)
Stablecoins receivable, net	22,559	16,016	6,543	40.9
Assets related to safeguarding obligations	524,160	722,401	(198,241)	(27.4)
Prepaid expenses and other current assets	146,645	97,839	48,806	49.9

Non-current assets:
Available-for-sale debt securities, at fair value	87,940	—	87,940	100.0
Investments	75,874	53,283	22,591	42.4
Digital assets	11,339	17,363	(6,024)	(34.7)
Intangible assets, net	327,381	47,899	279,482	583.5

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	152,586	276,222	(123,636)	(44.8)
Obligations related to safeguarding digital assets	524,160	722,401	(198,241)	(27.4)
Deposits from stablecoin holders	24,276,065	44,581,938	(20,305,873)	(45.5)

Non-current liabilities:
Deferred tax liabilities	19,616	3,911	15,705	401.6
Convertible debt, net of debt discount	58,487	78,264	(19,777)	(25.3)

Redeemable convertible preferred stock:
Stockholders’ equity (deficit):
Additional paid-in capital	1,723,020	1,399,612	323,408	23.1
Accumulated deficit	(1,385,607)	(1,652,197)	266,590	(16.1)
Total stockholders’ equity (deficit)	339,471	(252,101)	591,572	(234.7)

n.m. = not meaningful

In accordance with applicable regulatory requirements and commercial law, for stablecoins issued and outstanding, we are generally required to hold at least an equivalent amount of fiat currency denominated assets, held in segregated accounts. We may hold reserve assets segregated for the benefit of stablecoin holders in excess of deposits from stablecoin holders due to funds related to reserve income received that has not yet been transferred to corporate cash due to the timing of receipt and unprocessed customer deposits that have not yet been minted. We have access to and are entitled to the excess over redemption and customer obligations. We are not required by law or internal policy to maintain any such excess.

Current assets

Cash and cash equivalents. Cash and cash equivalents decreased by $296.0 million, or 44.5%, as of December 31, 2023, compared to December 31, 2022, primarily due to $311.6 million in purchases of available-for-sale debt securities for the year ended December 31, 2023. Refer to “—Liquidity and capital resources—Cash flows” below for further discussion on the net cash provided by (used in) operating activities, investing activities and financing activities during the period.

Cash and cash equivalents segregated for corporate-held stablecoins. Cash and cash equivalents segregated for corporate-held stablecoins increased by $270.5 million as of December 31, 2023, compared to December 31, 2022, primarily due to a $270.5 million increase in corporate cash held in the form of Circle stablecoins. Refer to “—Liquidity and capital resources—Composition of stablecoin reserves” below for further discussion of the composition of the reserves.

Cash and cash equivalents segregated for the benefit of stablecoin holders. Cash and cash equivalents segregated for the benefit of stablecoin holders decreased by $11.6 billion, or 32.3%, as of December 31, 2023, compared to December 31, 2022, primarily due to a $20.1 billion decrease in the USDC in circulation, and partially offset by an $8.7 billion decrease in the available-for-sale debt securities segregated for the benefit of stablecoin holders, which was reallocated to cash and cash equivalents segregated for the benefit of stablecoin holders. Refer to “—Liquidity and capital resources—Composition of stablecoin reserves” below for further discussion of the composition of the reserves.

Available-for-sale debt securities. Available-for-sale debt securities total increased by $240.1 million, or 100.0%, as of December 31, 2023, compared to December 31, 2022, primarily due to $311.6 million in purchases of available-for-sale debt securities, and partially offset by $74.6 million in sale and maturities of available-for-sale debt securities during the year ended December 31, 2023.

Available-for-sale debt securities segregated for the benefit of stablecoin holders, at fair value. Available-for-sale debt securities segregated for the benefit of stablecoin holders, at fair value decreased by $8.7 billion, or 100.0%, as of December 31, 2023, primarily due to the maturities of U.S. Treasury securities being redeployed as cash and cash segregated for the benefit of stablecoin holders during the year ended December 31, 2023 as part of the transition to the Circle Reserve Fund.

Stablecoins receivable, net. Stablecoins receivable, net, increased by $6.5 million, or 40.9%, as of December 31, 2023, compared to December 31, 2022, primarily due to a $6.9 million net increase in stablecoins receivable in connection with Circle stablecoin lending services.

Assets related to safeguarding obligations. Assets related to safeguarding obligations decreased by $198.2 million, or 27.4%, as of December 31, 2023, compared to December 31, 2022, primarily driven by a $302.6 million decrease in USDC safeguarded on behalf of customers and partially offset by a $46.7 million increase in Bitcoin safeguarded on behalf of customers. Refer to Note 5 to the consolidated financial statements included elsewhere in this prospectus for the composition of assets related to safeguarding obligations.

Prepaid expenses and other current assets. Prepaid expenses and other current assets increased by $48.8 million, or 49.9%, as of December 31, 2023, compared to December 31, 2022, primarily due to a $21.5 million increase in the reserve income receivable.

Non-current assets

Investments. Investments increased by $22.6 million, or 42.4%, as of December 31, 2023, compared to December 31, 2022, primarily due to a $25.4 million increase in strategic investments, partially offset by a $2.9 million decrease in the investment in Centre as a result of its acquisition.

Intangible assets, net. Intangible assets, net increased by $279.5 million, or 583.5%, as of December 31, 2023, compared to December 31, 2022, primarily due to a $266.7 million increase in acquired intangible assets as a result of the Centre Acquisition during the year ended December 31, 2023. Refer to Note 7 to the consolidated financial statements included elsewhere in this prospectus for additional details.

Digital assets. Digital assets decreased by $6.0 million, or 34.7%, as of December 31, 2023 compared to December 31, 2022, primarily due to a $13.9 million sale of corporate digital assets, partially offset by an addition of $7.7 million corporate digital assets acquired during the year ended December 31, 2023. Refer to Note 8 to the consolidated financial statements included elsewhere in this prospectus for the composition of Digital assets.

Current liabilities

Accounts payable and accrued expenses. Accounts payable and accrued expenses decreased by $123.6 million, or 44.8%, as of December 31, 2023 compared to December 31, 2022, primarily due to a $143.6 million decrease in the accrued distribution costs.

Obligations related to safeguarding digital assets. Obligations related to safeguarding digital assets decreased by $198.2 million, or 27.4%, as of December 31, 2023 compared to December 31, 2022. Refer to the “Assets related to safeguarding obligations” narrative above for further discussion.

Deposits from stablecoin holders.  Deposits from stablecoin holders decreased by $20.3 billion, or 45.5%, as of December 31, 2023 compared to December 31, 2022. Refer to the “Cash and cash equivalents segregated for benefit of stablecoin holders” narrative above for further discussion.

Non-current liabilities

Deferred tax liabilities. Deferred tax liabilities increased by $15.7 million, or 401.6%, as of December 31, 2023, compared to December 31, 2022, primarily driven by a $47.2 million increase from the book-over-basis differences in the acquired intangible assets as a result of the Centre Acquisition, partially offset by a $7.2 million increase in net deferred tax asset from internally-developed software capitalization and a $52.9 million of change in valuation allowance during the year ended December 31, 2023.

Convertible debt, net of debt discount. Convertible debt, net of debt discount decreased by $19.8 million, or 25.3%, as of December 31, 2023 compared to December 31, 2022, primarily due to changes in the key underlying assumptions used in the fair value adjustment.

Equity

Stockholders’ equity (deficit). Stockholders’ equity (deficit) increased by $591.6 million, or 234.7%, as of December 31, 2023 compared to December 31, 2022, primarily due to $271.5 million of net income generated from continuing operations, $209.9 million of common shares issued in connection with the Centre Acquisition, and $121.2 million of stock-based compensation expenses during the year ended December 31, 2023, partially offset by $8.7 million of cancellation of treasury stocks and a $1.0 million credit losses charge to opening retained earnings related to the adoption of new accounting pronouncement.

Non-GAAP financial measures

Adjusted EBITDA

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income (loss) from continuing operations excluding: depreciation and amortization expense; interest expense, net of amortization of discounts and premiums; interest income; income tax expense; stock compensation expense; certain legal expenses; realized and unrealized gains (losses), net, on available-for-sale debt securities and other investments; impairment losses on strategic investments; merger termination expenses; change in fair value of convertible debt, warrant liability, and embedded derivatives; gain on sale of long-lived assets; foreign currency exchange loss; and certain transaction costs. We have provided a reconciliation below of Adjusted EBITDA to net income (loss) from continuing operations, the most directly comparable GAAP financial measure.

We present Adjusted EBITDA because it is a key measure used by our management and board of directors to monitor and evaluate the growth and performance of our business operations, facilitate internal comparisons of the historical operating performance of our business operations, facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures or operating histories, review and assess the performance of our management team and other employees, and prepare budgets and evaluate strategic planning decisions regarding future operating investments. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization, stock-based compensation expense, and change in fair value of various financial instruments from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax expense, interest income, interest expense, and non-routine items as these items are not components of our core business operations.

Adjusted EBITDA has limitations as a financial measure and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect stock-based compensation and related taxes. Stock-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital;

•	Adjusted EBITDA excludes one-time non-routine items; and

•	Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income (loss), and our other GAAP results.

The following table reconciles Adjusted EBITDA to net income (loss) from continuing operations, the most closely comparable GAAP financial measure, for the periods indicated (in thousands):

	Year ended December 31,
	2023	2022	2021
	(in thousands)
Net income (loss) from continuing operations	$271,549	$(761,772)	$(508,713)

Adjusted for:
Depreciation and amortization expense	34,887	13,277	3,945
Interest expense, net of amortization of discounts and premiums	1,912	2,684	4,772
Interest income(1)	(29,262)	(8,645)	(17)
Income tax expense	47,400	3,263	4,854
Stock compensation expense	107,999	69,266	20,824
Legal expense(2)	2,325	2,604	1,767
Realized and unrealized gains (losses), net, on available-for-sale debt securities and other investments	2,239	17,978	(4,366)
Impairment losses on strategic investments	1,611	11,242	—
Merger termination expenses(3)	—	44,194	—
Change in fair value of convertible debt, warrant liability, and embedded derivatives	(24,865)	698,936	389,908
Gain on sale of long-lived assets	(21,521)	—	—
Foreign currency exchange loss	956	903	1,163
Transaction expenses(4)	—	—	31,379

Adjusted EBITDA	$395,230	$93,930	$(54,484)

(1)	Reflects interest income from corporate cash and cash and cash equivalents balances. For the avoidance of doubt, this amount does not include the impact of reserve income.

(2)	Reflects the litigation expenses related to Poloniex. Refer to Note 23 to our consolidated financial statements included elsewhere in this prospectus for a summary of these legal matters.

(3)	Reflects one-time termination expenses incurred in connection with the termination of our merger agreement.

(4)	Reflects one-time transaction fees incurred in connection with the 2021 convertible notes issuance.

Liquidity and capital resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including our working capital and capital expenditure needs and other commitments. Our recurring working capital requirements relate mainly to our cash operating costs. Our capital expenditure requirements consist mainly of software development related to our blockchain payments infrastructure and are primarily dependent on the expansion of our products as well as salaries and wages of employees associated with software development projects.

As of December 31, 2023, we had total liquidity sources of $884.5 million, which consisted of $368.6 million in cash and cash equivalents, $275.8 million in cash and cash equivalents segregated for corporate-held stablecoins, and $240.1 million in marketable available-for-sale debt securities. We believe our operating cash flows, together with our cash on hand and potential cash proceeds from the sale of available-for-sale debt securities, will be sufficient to meet our working capital and capital expenditure requirements for a period of at least 12 months from the date of this prospectus. We expect our capital expenditures and working capital requirements to continue to increase in the immediate future as we continue to invest in the expansion of our products and services.

Cash and cash equivalents segregated for the benefit of stablecoin holders was $24.3 billion and $36.0 billion as of December 31, 2023 and 2022, respectively. This represents cash and cash equivalents maintained in segregated accounts that are held for the exclusive benefit of stablecoin holders. We segregate the use of the assets underlying the customer funds to meet regulatory requirements and classify the assets as current based on their purpose and availability to fulfill our direct obligation under custodial funds due to stablecoin holders.

Off-balance sheet arrangements

As of December 31, 2023 and 2022, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Composition of stablecoin reserves

Circle manages its stablecoin reserves in accordance with the terms of its agreement with Circle Mint customers and all applicable regulatory requirements and commercial laws. All stablecoin tokens minted and outstanding are backed by an equivalent amount of fiat currency-denominated assets held in segregated accounts, and are held in omnibus structures, agnostic to individual customer and customer jurisdiction. During the periods presented, prior to January 2023, Circle stablecoin reserves were limited to cash balances held at banks, U.S. Treasury securities with maturities of 100 days or less, and the Circle Reserve Fund. Since January 2023, Circle stablecoin reserves have been limited to cash balances held at banks and the Circle Reserve Fund.

As of December 31, 2023 and 2022, our stablecoin reserves held as cash balances at banks (labeled as “Cash” in the tables below) significantly exceeded the FDIC insurance limit of $250,000 per financial institution. As of December 31, 2023 and 2022, FDIC deposit insurance related to financial institutions where USDC reserves are held was limited to an aggregate amount of $750,000 (representing three FDIC-insured financial institutions) and $1,750,000 (representing seven FDIC-insured financial institutions), respectively. The liabilities related to Deposits from stablecoin holders on the consolidated balance sheets are not covered by FDIC deposit insurance.

As of December 31, 2023, approximately 90.9% of USDC reserves are held in the Circle Reserve Fund. The remaining amount is held in cash and distributed across several partner banks. We allocate stablecoin reserves across the different types of reserve assets in a manner designed to ensure available liquidity for Circle Mint customers. Decisions regarding the allocation of stablecoin reserves across reserve assets are informed by factors such as Circle Mint customers’ liquidity requirements (i.e., minting and redemption activity), any internally or externally imposed thresholds and limits at partner banks, and regulatory requirements.

The tables presented below summarize the composition of the USDC reserves, the outstanding balance, and the average yield for the periods indicated.

	Year ended December 31,
(in thousands, except for percentages)	2023		2022
Asset Class	Fair Value	Average Yield	Fair Value	Average Yield
Cash	$2,233,618	3.69%	$10,517,699	1.54%
Circle Reserve Fund	$22,237,963	4.89%	$23,663,857	2.86%
Cash equivalents	$—	—%	$1,783,141	0.67%
Available-for-sale debt securities(1)	$—	—%	$8,749,111	2.07%

(1)	Comprised solely of U.S. Treasury securities with a maturity of 91 to 100 days.

The Circle Reserve Fund is a government money market fund under Rule 2a-7 of the 1940 Act, holding a portfolio of U.S. Treasury securities with remaining maturities of three months or less, overnight U.S. Treasury repurchase agreements, and cash. As an SEC-registered Rule 2a-7 fund, the securities purchased by the Circle Reserve Fund are subject to the quality, diversification, and other requirements of Rule 2a-7 of the 1940 Act and other rules of the SEC. The Circle Reserve Fund is issued by BlackRock. It is only available to Circle, and Circle is the only shareholder of the Circle Reserve Fund. Information regarding the Circle Reserve Fund is available, and is updated daily, on BlackRock’s website under the USDXX ticker symbol (CUSIP: 09261A870), including the fund’s net asset value, assets held within the fund, the fund’s yield, and the yields of specific assets held within the fund. The composition of assets held within the fund will vary over time, and the assets within the fund could have different remaining maturities (but always three months or less) and provide different yields.

Our investment in the Circle Reserve Fund is represented by shares (designated “Institutional Shares”) of the Circle Reserve Fund. The Circle Reserve Fund seeks to maintain a net asset value (“NAV”) of $1 per share. The Circle Reserve Fund’s investments and business operations are managed by BlackRock Advisors, LLC as investment manager, subject to oversight of BlackRock Funds’ board of trustees. We do not direct or have consent rights over the decisions of the investment advisor or the board of trustees, and the shares of the Circle Reserve Fund held by us do not have any substantive voting rights and we do not have the ability to gain representation on the BlackRock Funds’ board of trustees. Our investment in the Circle Reserve Fund is not insured or guaranteed by the FDIC or any other government agency. BlackRock is not required to reimburse the fund for losses and is not required to provide financial support for the fund at any time. If the terms of the Circle Reserve Fund are modified to no longer suit our objectives, or if BlackRock manages the Circle Reserve Fund in a manner inconsistent with our Reserve Management Standard, we may redeem our shares of the Circle Reserve Fund; we do not have other recourse (other than under the securities laws if BlackRock manages the Circle Reserve Fund in a manner inconsistent with the fund’s prospectus).

We may generally purchase or redeem shares of the Circle Reserve Fund each day on which both the New York Stock Exchange and the Federal Reserve Bank of Philadelphia are open for business. The purchase price and the redemption price per share is the NAV per share, which the Circle Reserve Fund seeks to maintain at $1 per share. As of the date of this prospectus, the board of trustees has chosen not to subject the Circle Reserve Fund to liquidity fees or redemption gates, although the board of trustees may change this policy with advance notice to us. Although there are generally no limitations (except as described below) on our ability to redeem shares of the Circle Reserve Fund, redemptions of a large number of shares within a short period of time may adversely affect the Circle Reserve Fund’s liquidity and net assets and may force the Circle Reserve Fund to sell portfolio securities to meet such redemption requests when it might not otherwise do so. As is customary for money market funds, the Circle Reserve Fund may (i) suspend the right of redemption if trading is halted or restricted by the NYSE or under other emergency conditions described in the 1940 Act; (ii) postpone the date of payment upon redemption if trading is halted or restricted on the NYSE or under other emergency conditions described in the 1940 Act or if a redemption request is made before the Circle Reserve Fund has collected payment for the purchase of shares; (iii) redeem shares for property other than cash as may be permitted under the 1940 Act; and (iv) redeem shares involuntarily in certain cases, such as when the value of a shareholder account falls below a specified level.

Sources of liquidity

Debt

Refer to Note 15 to our consolidated financial statements included elsewhere in this prospectus for a summary of our outstanding debt as of December 31, 2023.

In July 2020, we executed a loan agreement with a digital asset financial services company for $25.0 million, with a maturity date of July 16, 2022. In June 2022, we repaid the principal balance and associated interest of $6.1 million.

In March 2019, we entered into an agreement with an investment company to issue convertible promissory notes in connection with the acquisition of SeedInvest. We agreed to pay the holder the principal amount together with any interest on the unpaid principal balance for the notes beginning on the date of the agreement. There is one convertible promissory note outstanding as of December 31, 2023, which has a principal amount of $24.0 million and is convertible into Series E preferred shares subject to the conversion provisions in the agreement (the “2019 Note”). The 2019 Note matures on March 1, 2026, unless earlier converted, and has an annual interest rate of 2.9% due annually in arrears on the last day of each calendar year. At any time during the term and at the sole discretion of the holder, but only once in any given 12-month period, all or a portion of the principal amount with any accrued and unpaid interest (collectively, the “Conversion Amount”) can at the election of the holder be converted into Series E preferred shares. The outstanding Conversion Amount will convert into a specified number of shares of Series E preferred stock at a conversion price per share equal to $16.23.

In March 2021, we entered into a convertible note purchase agreement pursuant to which we issued a convertible unsecured promissory note for $50.7 million. We were obliged to repay the outstanding principal amount upon maturity. We subsequently amended the convertible note purchase agreement to provide for several additional closings, which resulted in the sale of approximately $400.3 million of additional notes as of December 31, 2021. In March 2022, the holders automatically converted their principal balance of $451.0 million into approximately 27.8 million Series E preferred shares at a conversion rate of $16.23 per share. The fair value of the convertible notes as of the conversion date was $1,525.0 million, of which $451.0 million principal balance was converted to Series E preferred shares and $1,074.0 million was recorded in additional paid-in capital in the consolidated balance sheets as of December 31, 2022.

Equity financing

In May 2022, Circle issued approximately 9.5 million shares of Series F redeemable convertible preferred stock at a purchase price of $42.14 per share for total cash proceeds of $401.0 million.

Warrants

In April 2023, Circle entered into an agreement with a commercial counterparty to grant warrants to purchase up to 4.5 million common shares of a consolidated subsidiary that will be automatically converted one for one into common shares of Circle upon exercise. The warrants have an exercise price of $42.14 per share and an exercise period of 10 years from the grant date. The vesting of the warrants is subject to certain conditions to be achieved over a five-year period. None of these conditions have been met, and none of these warrants have been exercised or forfeited or have expired.

In August 2023, Circle entered into an agreement with a digital asset exchange to grant warrants to purchase up to 3.6 million common shares of a consolidated subsidiary that will be automatically converted one for one with common shares of Circle upon exercise. The warrants have an exercise price of $25.09 per share. The warrants expire five years from the grant date and are subject to a performance condition. This condition has not been met, and none of the common shares associated with these warrants have been exercised or forfeited or have expired.

Other commitments and contingencies

Our commitments for facilities leases under non-cancelable operating leases amounted to $1.8 million as of December 31, 2023. In January 2024, the Company commenced a lease for corporate office space. The estimated total commitments related to this lease (excluding expected build-out costs, taxes, utilities, and other operating expenses) over the nine years and nine months lease term is approximately $28.4 million. As of the date of this prospectus, we did not have any other material commitments for cash expenditures.

We are involved in claims, lawsuits, government investigations, and proceedings arising from the ordinary course of our business. We record a contingent liability when we believe that it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Refer to Note 23 to our consolidated financial statements included elsewhere in this prospectus for a summary of our contingent liabilities. Significant judgment is required to determine both probability and the estimated amount. Such legal proceedings are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. Should any of these estimates and assumptions change or prove to be incorrect, it could have a material impact on our results of operations, financial position, and cash flows. If we determine there is a reasonable possibility that we may incur a loss and the loss or range of loss can be estimated, we disclose the possible loss in the accompanying notes to the consolidated financial statements to the extent material. See “—Critical accounting estimates—Loss contingencies” below for further details.

Cash flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2023	2022
	(in millions)
Net cash provided by (used in) operating activities	$139.6	$(72.7)
Net cash provided by (used in) investing activities	8,509.8	(8,488.6)
Net cash provided by (used in) financing activities	(20,329.9)	2,578.2

Operating activities

Net cash provided by operating activities was $139.6 million for the year ended December 31, 2023 compared to net cash used in operating activities of $72.7 million for the year ended December 31, 2022, driven primarily by a $920.7 million increase in reserve income attributable to increased average yields, partially offset by a corresponding $787.7 million increase in distribution and transaction costs due to the increase in reserve income.

Investing activities

Net cash provided by investing activities was $8.5 billion for the year ended December 31, 2023 compared to net cash used in investing activities of $8.5 billion for the year ended December 31, 2022, driven primarily by an $8.7 billion increase in cash and cash segregated for the benefit of stablecoin holders due to maturities of U.S. Treasury securities in the year ended December 31, 2023 and an $8.4 billion net decrease in cash and cash segregated for the benefit of stablecoin holders related to investing activities in available-for-sale securities for the year ended December 31, 2022.

Financing activities

Net cash used in financing activities was $20,329.9 million for the year ended December 31, 2023, primarily reflecting $20,322.2 million of decrease in deposits held for stablecoin holders primarily due to the decrease in USDC in circulation.

Net cash provided by financing activities was $2,578.2 million for the year ended December 31, 2022, primarily reflecting $2,176.8 million of receipts from deposits held for stablecoin holders and $401.0 million of proceeds from the issuance of shares of Series F redeemable convertible preferred stock.

Discontinued operations

See Note 3 to our consolidated financial statements included elsewhere in this prospectus for the cash flows attributable to the discontinued operations for the pertinent periods.

Critical accounting estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, operating results, and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For more information, see the notes to our consolidated financial statements included elsewhere in this prospectus.

Stock-based compensation including valuation of common stock

We account for share-based awards under the recognition and measurement provisions of Accounting Standards Codification Topic 718, Stock-Based Compensation. In the absence of a public trading market, our management and board of directors considered various objectives and subjective factors to determine the fair value of Circle’s common stock as of each grant date, including the value determined by a third-party valuation firm. These factors included, among other things, the following:

•	our actual operating and financial performance and estimated trends and prospects for our future performance;

•	the composition of, and changes to, our management team and board of directors;

•	consideration of the lack of liquidity of the common stock as a private company;

•	our stage of development, business strategy, and the material risks related to our business and industry;

•	the valuations of publicly traded companies in the financial services sector, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the financial services sector;

•	the likelihood of achieving a liquidity event for the holders of our common stock;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock; and

•	the prices of our convertible preferred stock and common stock sold to investors in arm’s-length transactions or offered to investors through a tender offer.

Our policy is to value our common shares at least quarterly with significant events potentially requiring additional valuations.

In September 2021, we initiated a program to grant employees restricted stock units (“RSUs”) as part of our compensation program. The RSUs vest upon the satisfaction of both a service condition and a liquidity condition. Both the service and liquidity conditions must be met for the expense to be recognized. The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. Stock-based compensation expense related to the RSUs is recorded on a tranche-by-tranche basis over the requisite service period, when the liquidity condition is considered probable.

We use the Black-Scholes-Merton (“Black-Scholes”) option pricing model to estimate the grant-date fair value of option grants. The Black-Scholes model requires management to make a number of key assumptions, including expected volatility, expected term, risk-free interest rate, and expected dividends. The expected term represents the period of time that the options are expected to be outstanding and is estimated using the midpoint between the requisite service period and the contractual term of the option. The risk-free interest rate is estimated using the rate of return on U.S. Treasury notes with a life that approximates the expected term. Share-based compensation cost is measured at the grant date based on the fair value of the underlying common stock and is recognized as expense over the requisite service period.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and our management uses significantly different assumptions or estimates, our stock-based compensation expense for future periods could be materially different, including as a result of adjustments to stock-based compensation expense recorded for prior periods.

Income taxes/uncertain tax positions

When recognizing the tax benefit, a tax position must be more likely than not to be sustained upon examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. We also recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense.

We utilize the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss, capital loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Management makes estimates, assumptions, and judgments to determine our provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not, we establish a valuation allowance.

For U.S. federal tax purposes, digital asset transactions (other than stablecoins) are treated on the same tax principles as property transactions. We recognize a gain or loss when digital assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the exchanged digital asset. Receipts of digital assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.

Business combinations, goodwill, and acquired intangible assets

Accounting for business combinations requires us to make significant estimates and assumptions. We use our best estimates and assumptions to accurately allocate the purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values, with the excess recorded to goodwill. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows, expected asset lives, and discount rates. The amounts and useful lives assigned to acquired intangible assets impact the amount and timing of future amortization expense.

We use estimates, assumptions, and judgments when assessing the recoverability of goodwill and acquisition-related intangible assets. We test for impairment at least annually, during the fourth quarter or more frequently if a significant event or circumstance indicates impairment. In assessing goodwill and intangible assets for impairment, we first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. In the qualitative assessment, we may consider factors such as economic conditions, industry and market conditions and developments, overall financial performance, and other relevant entity-specific events in determining whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. Should we conclude that it is more likely than not that the recorded goodwill and intangible assets amounts have been impaired, we would perform the impairment test. An impairment loss is recognized in earnings if the estimated fair value of a reporting unit or indefinite-lived intangible asset is less than the carrying amount of the reporting unit or intangible asset. Significant judgment is applied when goodwill and intangible assets are assessed for impairment. We also evaluate the estimated remaining useful lives of acquired intangible assets for changes in circumstances that warrant a revision to the remaining periods of amortization.

Loss contingencies

We are currently involved in various claims, regulatory and legal proceedings, and investigations of potential operating violations by regulatory oversight authorities. We regularly review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim, legal proceeding, or potential regulatory violation is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and whether an exposure is reasonably estimable. Our judgments are subjective and are based on the status of the legal or regulatory proceedings, the merits of our defenses, and consultation with in-house and outside legal counsel. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims, litigation, or other violations and may revise our estimates. Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in which we operate, our judgments may differ materially from the actual outcomes.

Convertible debt

We have elected the fair value option for our convertible debt. We believe the estimate of fair value of these financial instruments requires significant judgment. We measured the fair value of our convertible debt using the probability weighted “as converted” model, which uses both observable and unobservable inputs and reflects our best estimates of the assumptions a market participant would use to calculate fair value. The significant unobservable inputs used include, but are not limited to:

•	timing and probability of liquidity and other events;

•	discount rate; and

•	fair value of the underlying stock.

Under the fair value election, changes in fair value of convertible debt are reported as Other income (expense), net, in the consolidated statements of operations in each reporting period subsequent to the issuance. In the future, depending on the valuation approaches used and the expected timing and weighting of each, the inputs described above, or other inputs, may have a greater or lesser impact on our estimates of fair value. These inputs are based on historical performance of loans facilitated through our platform, as well as the consideration of market participant requirements. See Note 2 and Note 11 to our consolidated financial statements included elsewhere in this prospectus for further information regarding the fair value measurements of convertible debt.

Emerging growth company accounting election

As of the initial confidential submission of the registration statement of which this prospectus forms a part, we qualified as an “emerging growth company” as defined in the JOBS Act. We elect to comply with new and revised financial accounting standards only when private companies are required to comply with such standards. This may make it difficult to compare our financial results with the financial results of public companies that are either not emerging growth companies or emerging growth companies that have elected not to take advantage of the extended transition period available for emerging growth companies.

Quantitative and qualitative disclosures about market risk

Interest rate risk

Our results of operations are directly exposed to changes in interest rates, among other macroeconomic conditions. Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. Fluctuations in interest rates may impact reserve income and thus distribution costs. Assuming that the amount of stablecoins in circulation remains unchanged, a decrease in interest rates would reduce our reserve income and our distribution and transaction costs, whereas an increase in interest rates would increase our reserve income and our distribution and transaction costs. However, changes in interest rates could also alter interest for our stablecoins, such that an increase in interest rates could shift interest away from our stablecoins to U.S. Treasury securities, money market funds, and/or other traditional investment products, and a decrease in interest rates could shift interest to our stablecoins from U.S. Treasury securities, money market funds, and/or other traditional investment products. In the following analysis, we modeled the impact of changes in interest rates on our reserve income and distribution and transaction costs. In our model, we have assumed that such changes in interest rates impact all reserve assets equally in an amount equal to the change in rate multiplied by the amount of such assets over an annual period. We have also assumed that such changes in interest rates do not impact any other factor relevant to reserve income or distribution and transaction costs. The table below summarizes the hypothetical impact on our operating results for the year ended December 31, 2023 based on our internal modeling, which are subject to uncertainties and limitations as discussed above:

Change in interest rates from average of 4.7% in 2023	Estimated change in reserve income		Estimated change in distribution and transaction costs
+200 bps	$612.0 million		$295.2 million
+100 bps	$306.0 million		$147.6 million
-100 bps	$(306.0 million	)	$(147.6 million	)
-200 bps	$(612.0 million	)	$(295.2 million	)

Foreign currency risk

Our reporting currency is the U.S. dollar and the functional currency of our international operations is its local currency. The assets and liabilities of each of our international operations are translated into dollars at exchange rates in effect at each balance sheet date. Revenues and expenses are translated using the average exchange rate for the relevant period. Equity transactions are translated using historical exchange rates. Decreases in the relative value of the U.S. dollar to other currencies may negatively affect revenues and other operating results as expressed in dollars. Foreign currency translation adjustments are accounted for as a component of accumulated other comprehensive income (loss) within stockholders’ equity (deficit). Gains or losses due to transactions in foreign currencies are included in Other income (expense), net, on our consolidated statements of operations. We have not engaged in hedging of foreign currency transactions to date, although we may choose to do so in the future. A 10.0% increase or decrease in current exchange rates would not have a material effect on our operating results or financial condition.

Business

Overview

The new internet financial system

Circle’s mission is to increase global economic prosperity through the frictionless exchange of value.  We believe that with the advent of blockchain networks, the global financial system can be rebuilt on the principles of the internet—those of open software and public networks—to the benefit of all of society. This new internet financial system has the potential to address the structural inefficiencies of the legacy financial system, enabling value to be exchanged more quickly, more cheaply, more safely, and in new, innovative ways—thereby increasing both the benefit of and access to the financial system for all people and all businesses across the globe.

Finance is fundamentally built upon the movement of money in the form of the transmission of data, wrapped in trust, and protected by regulation. Finance is built upon the movement of money. In modern digital finance, the movement of money is the movement of data between accounts in private, permissioned databases. This movement of money is typically tightly controlled and regulated by individual nations to ensure safety and soundness of the financial system and to protect against abuse by bad actors. Although the infrastructure system enabling this movement of money is critical to the functioning of the existing financial system and powers one of the largest sectors in the global economy, the technology underpinning this system in large part dates from the 1970s and 1980s.

Today’s financial system has brought countless benefits, yet inefficiencies remain stubbornly high. The financial system has enabled massive societal advances, lifting billions of people out of extreme poverty and contributing to enormous economic growth. Technological advancements have enabled innovations such as credit cards, electronic payments, and electronic capital markets. Yet despite this history of progress, and despite intense competition, end-user costs and systemic inefficiencies persist. Modern FinTech firms have generally focused on modernizing front-end interfaces but still often rely on legacy infrastructure, limiting true innovation. We believe the next innovation in the exchange of value, which is our core focus at Circle, will drive an evolution in the underlying infrastructure of the financial system that meets critical market demand.

The internet revolutionized the transmission of data, bringing exponential growth and previously unimagined innovation to countless sectors. Its potential to transform today’s financial system cannot be overstated. The advent of the internet enabled “all-to-all” communication at vastly lower costs by advancing communication from tightly controlled analog rails (e.g., radio, telephone, cable) to standardized network protocols. These protocols enabled new infrastructure for the movement of data and information. While adoption took time, and early use cases initially both struggled to scale and encountered meaningful scrutiny, over time, more innovators and developers began building on the internet and more users connected to the network via the applications they built. The end result: the cost of communication has approached zero at point of use, the volume of communication has exploded, and previously unimaginable services have now emerged. Today, the leaders of the modern digital economy are built on internet rails, and more of the economy is transitioning to these rails each day.

Blockchain networks enable the creation of the internet financial system. Blockchains provide a new base layer of internet infrastructure that uses advancements in cryptography and distributed computing to enable secure data exchange, transaction processing, and computation. These advancements make new categories of applications on the internet possible, including issuing digital financial assets, efficiently exchanging and processing transactions involving these assets, and writing code that can intermediate more complex transactions. Importantly, these blockchain networks can operate openly on the internet, reducing society’s dependence on centralized intermediaries while unlocking efficiencies. We believe that blockchains could serve as a robust foundation for the creation of a new financial system built from the ground up on the internet—what we call the new internet financial system.

This new internet financial system has the potential to substantially reduce inefficiencies in today’s financial system. Given the amount of value being exchanged in today’s financial system, the benefits of increased efficiency are vast. Trillions of dollars in payments and cross-border remittances occur annually, often at high costs due to the complex (often multi-party) legacy rails on which they flow. Vast sums of capital are trapped in multi-day settlement in capital markets, rather than deployed to productive uses. Immense operational, counterparty, and liquidity risks exist due to the opacity of financial exposures, outdated, manual workflows, and a dependence on cash held in fractional reserve banks. The internet financial system has the potential to address these inefficiencies by reducing cost and latency, enhancing transparency, and using safer underlying collateral, with enormous potential value creation to society as a result.

The new internet financial system enables significantly increased money velocity. While the potential efficiency benefits of the internet financial system are staggering, we believe these are just a subset of the potential benefits it brings. As the marginal cost of storing and moving value approaches zero, conditions are ripe for the volume of value exchange to increase exponentially, similar to how the volume of information exchange exploded as the marginal cost of moving data on the internet approached zero. In such a future, we expect that both the velocity and versatility of money will increase dramatically, as people and businesses are able to transact more freely and frictionlessly.

The new internet financial system opens up new opportunities and use cases in finance and commerce through the advent of smart contracts running on blockchains. We believe programmability of money and digital assets represents a major inflection point in the utility of money. Economic arrangements can be literally codified, executed, and enforced entirely online, enabling people and firms across the world to safely enter into internet-based financial and commercial arrangements, while reducing the need for third-party intermediaries. And, just as the Web and App Stores led to an explosion in innovative information services, the growth of smart contracts and blockchain-based applications could significantly accelerate innovation in financial services.

The new internet financial system has the potential to increase economic inclusion among underserved populations. The existing financial system’s inefficiencies result in the exclusion of certain segments of the global population, particularly those who are poorer, less educated, and living in rural areas. The new internet financial system has the potential to facilitate the inclusion of the approximately 1.4 billion adults globally who, according to the World Bank, are unbanked. The increased inclusion greatly expands our opportunity set.

Circle’s stablecoin network in the new internet financial system

Stablecoins (like USDC) are the heart of the new internet financial system. Similar to the existing financial system, the internet financial system will facilitate the use of regulated money as a unit of account, a store of value, and as the core medium of exchange within a digitally native framework. Underlying the internet financial system are stablecoins. Specifically, we believe that payment stablecoins are the new base layer of internet money. Payment stablecoins function at internet speed (near-instantaneous transacting and settlement), and with programmability that enables the new capabilities and use cases of the internet financial system. The USDC “digital dollar” issued by Circle is a leading payment stablecoin, with $24.5 billion in circulation across 2.8 million meaningful wallets, as of December 31, 2023. We believe that payment stablecoins, their users and applications, and the use cases built around them will create internet-scale network effects, leading to a market structure in which only a few payment stablecoin platforms will emerge with the critical mass to serve as the new internet financial system. We believe that the Circle stablecoin network is best placed to be the primary driver of the new internet financial system. See “—Stablecoin overview” for a more detailed description of payment stablecoins.

Circle’s strategy is to build the largest and most widely used stablecoin network in the world. Money (and any other store or representation of value) is fundamentally a network whose utility is dependent on the number of users using it and willing to accept it. In other words, the more users in the network using or willing to use a form of value, the more utility that form of value has, which in turn promotes more people to use it. This is the case with stablecoins as well: The more people that use a stablecoin, the more utility it has to users (as a store of value and a method of transacting), which in turn drives more people to use it. Furthermore, stablecoins act as protocols that applications and developers build on top of and integrate. Protocols themselves have network properties—the more applications and products connected to the protocols, the more value the network develops through both utility and distribution. USDC is the foundation of Circle’s stablecoin network, the growth of which is driven by developers building new applications and use cases on the network that are accessible and provide utility to end-users across the world. Attracting end-users, customers, and developers to adopt our stablecoin network requires that the underlying infrastructure of the digital currencies on the network be robust and safe. Although our stablecoin network carries risks to our customers and end-users, as is the case with the existing financial system, we nonetheless believe it optimally combines transparency and safety—through regulation as a stored value instrument under state money transmission laws in the United States and other licenses in select international markets, robust and frequent reporting (e.g., daily transparency into the Circle Reserve Fund), monthly assurance, and annual audits—with the demonstrated reach, critical mass of end-users, world-class financial partners, and network activity to drive the compounding growth and flywheel of internet-scale network effects.

Circle’s growth strategy is to build and promote a suite of products that foster the expansion of our stablecoin network. Our product strategy is aimed at growing our stablecoin network and the circulation of our stablecoins. To that end, we strive to ensure that Circle Mint customers have readily available access to our stablecoins around the globe by partnering with financial institutions that act as on- and off-ramps between fiat currency and Circle stablecoins as well as with leading consumer financial applications and payments enterprises. See “—Our platform, products, and ecosystem” for examples of partners that are part of our stablecoin network and ecosystem. We build and support stablecoin infrastructure that is designed to enable USDC to flow safely and easily across blockchain networks and remove friction and complexity in the end-user experience for stablecoin transactions. Finally, we provide easy-to-use, cloud-based tools that aim to simplify the underlying technology for developers (whether at startups or within major institutions), and make it easier for them to build, deploy, and operate innovative applications, with strong out-of-the-box features for using Circle’s stablecoin network.

Critical to our growth strategy are numerous partnerships with leading financial and internet technology firms and ecosystems. The underlying utility (and value) of our stablecoin network is driven by every single end-user, developer, builder, company, and institution operating on it, and the focus of our strategy is to attract and enable a very broad ecosystem onto our network. To that end, Circle partners with leading institutions (many of them category-leading, internet-scale companies) to bring the benefits of the internet financial system to their users by building upon Circle’s products. Examples of our partnership strategy include the recent launches of the first phases of our partnership with Grab to offer its customers in Singapore a decentralized, blockchain-based (Web3) wallet via the Grab app, our partnership with Mercado Libre to introduce its customers in Latin America to USDC, our partnership with Nubank to introduce its customers in Brazil to USDC, and our partnership with Coins.ph to help Filipinos abroad learn to use USDC for remittances. Circle also fosters our ecosystem with a range of programs, including Circle Developer Programs, which sponsor hackathons and developer events, the Circle Alliance Program, our global partnership and alliance program, as well as worldwide industry and event sponsorships. Each of these partnerships drives awareness and growth of Circle’s stablecoin network, further enhancing its network effect. We further believe we are uniquely well positioned to attract new partners due to Circle and USDC’s trusted brand, regulatory-first posture, robust scalable infrastructure, and, critically, the scale and quality of other partners joining the network.

Making blockchain technology accessible and easy to use for both developers and end-users will be key to global adoption of stablecoins and the internet financial system. Circle’s end-user- and developer-focused services make the complexity of the underlying technological infrastructure of our platform invisible to the end-user, simplifying end-user experiences, and empowering developers to build applications using our stablecoin network. This technical simplification and end-user-focused approach is critical to internet-scale adoption of stablecoins broadly and Circle’s stablecoin network specifically. Circle’s core technology offerings, including our blockchain infrastructure products and our Web3 Services, are core to enabling an intuitive interface for programmable money across a variety of applications, which will in turn drive further adoption of our stablecoin network. See “—Our platform, products, and ecosystem” for a more fulsome description of our blockchain infrastructure and Web3 Services.

The monetization of our stablecoin network is driven by its growth and our introduction of new products that expand its utility. As the Circle stablecoin network grows, we believe that our ability to monetize it will grow as well. Today, we monetize the amount of money on the network (i.e., the amount of our stablecoins in circulation), referred to as the money stock. We earn reserve income on the reserves backing the USDC in circulation, at interest rates close to the prevailing EFFR. We believe that our current revenue model has been successful, with 2023 revenue, net income, and Adjusted EBITDA of $1.5 billion, $267.6 million, and $395.2 million, respectively. See “Management’s discussion and analysis of financial condition and results of operations—Non-GAAP financial measures” for reconciliation of net income to Adjusted EBITDA. As our stablecoin network grows and as more applications and activity take place on our network, the money stock on our network will continue to grow. Furthermore, although reserve return rates would be lower in a low-interest-rate environment, this decrease could be potentially offset by increases in money stock and network growth stimulated by such low interest rates. In addition, as described in “—Our platform, products, and ecosystem,” we may monetize the activity on our network with products that earn fee-based revenues based on transactions and usage in the future, and we intend to evaluate and consider various products from time to time, although we do not have any plans to launch such additional products that are expected to generate material amounts of fee-based revenues at this time. We believe the market opportunity in the internet financial system is vast and that, although we face a variety of risks (see “Risk factors” for a discussion of the material risks faced by our business), Circle is the best positioned firm to drive, capture, and monetize it.

Industry background

Limitations of traditional financial services

The financial services industry represents one of the largest and most systemically important sectors of the global economy.

Since the advent of what is now known as traditional financial services over the past 150 years, innovators have constantly endeavored to improve upon the means by which we use and move money, enter into financial contracts, and form and use capital for economic expansion. These improvements have been largely beneficial and have contributed to global economic progress. Examples include the emergence of credit cards, digital payments, electronic markets and exchanges, digital consumer finance platforms, and many other advances that have expanded the global reach of financial services with the utilization of mobile devices and software.

However, many challenges persist as a result of the legacy infrastructure on which these platforms are built, existing regulatory and market structures disincentivizing fundamental innovation, and a lack of the global connectivity and interoperability required for truly internet-scale financial services. We believe that an internet-based, blockchain-enabled financial system will address and resolve the most pertinent structural issues within financial services today:

•

High costs: More than $120 trillion in global business-to-business payments are processed annually, according to Visa. Much of these payments are made using legacy infrastructure, such as checks and bank wires. Businesses seeking to accept payments from customers are often charged several percentage points of the transaction’s value, which functionally represents a global economic tax amounting to trillions in value annually, much of which could be returned to productive use with the adoption of more efficient, internet-native payments infrastructure. Entire industries have been established predicated upon intermediary fees, with global payments industry revenue standing at $2.2 trillion in 2022, according to McKinsey’s 2023 Global Payments Report.

•

Significant inefficiencies: Existing global systems of payment and value exchange are riddled with the same inefficiencies as pre-internet communications—money often takes days or longer to move, particularly cross-border. Besides adding significant fees from foreign exchange and other transaction-related expenses, these slow processes can create loss potential and result in significant capital being locked up for days awaiting settlement (e.g., margin posted to securities clearinghouses that settle T+2). Commercial transactions are plagued by delayed financial settlement and high costs, reflecting a lucrative source of revenue for payment processors but consequently representing a real cost to the global economy that could otherwise be put to more productive use. Inefficiencies in the incumbent financial system also encourage counterparties to use high-friction financial instruments, such as bank guarantees or letters of credit, which perpetuate the inefficiencies inherent in the system.

•

Walled gardens:  Today’s systems of electronic money are constructed around national and corporate boundaries, often regulated and operated by national monopolies, similar to the world of media and communications in the pre-internet era. Payments are bound by “walled gardens,” harkening back to the days when one could send an email to a recipient only if both sides used the same online mail service (such as AOL and CompuServe). In the incumbent financial system, electronic money can only travel within tightly controlled ecosystems, often trapped in various privately mediated networks, exacerbating concerns relating to financial exclusion and connectivity around the world.

•

Barriers to access:  The existing financial system, as a result of limited reach and high costs that preclude servicing certain market participants, excludes large portions of the global population. The World Bank estimates that as of 2022, approximately 1.4 billion people, or 24% of adults globally, lack an account at a financial institution or mobile money provider (29% of adults in developing economies). While progress has been made on this front with some traditional financial system providers entering new markets, these unbanked figures still represent more than a billion people. Financial access metrics also often exhibit meaningful gender gaps, both in terms of bank accounts as well as access to credit. Small- and medium-sized enterprises (“SMEs”) can also be inhibited in access to credit. The IMF has estimated that, in 2022, approximately 75% of countries reporting SME loan data saw a decline in SME loans relative to the size of their economies, as COVID support measures unwound.

The new internet financial system

The internet introduced the idea of open and permissionless networks, initially enabling anyone to communicate with anyone else over simple electronic protocols that connected computers to one another in a peer-to-peer fashion. Early adopters used the internet for sharing email, posting on community forums, and sharing basic documents. Driven by the openness of this emerging global network, eventually millions of developers and companies built new applications and developed products leveraging the power and underlying infrastructure of these open networks. As the underlying network infrastructure improved through broadband, mobile technology, and advances in computing power, exponential network effects took hold, and the internet transformed virtually every incumbent industry, radically reshaping the unit economics of software, media, communications, and commerce.

Similarly, we believe that the advent of blockchain networks and the internet financial system has the opportunity to transform the financial industry and digital commerce by reshaping the customer experience, the unit economics, and the ultimate reach of the financial system. Over the next decade, we believe that this fundamental change will be felt in a similar manner to the changes that have occurred in other industries as they adapted to earlier generations of internet technologies.

The internet financial system, and the blockchain networks that provide its foundation, offers enormous potential advantages over the traditional financial system, including:

•	Open, global, and interoperable public network infrastructure that enables transactions between counterparties to settle nearly instantly and at a cost as low as a fraction of a cent per transaction.

•	By using blockchains, transactions and financial contracts can provide greater transparency into financial flows, while also leveraging cryptography to enhance privacy and security.

•

Using smart contracts, blockchain networks enable companies and developers to build new applications that intermediate money, payments, and commerce in powerful new ways, unlocking innovation in the same way that App Stores and mobile phones unlocked innovation through new categories of apps that were never before possible.

Blockchain networks

The advent of blockchain networks reshapes how the global financial system can operate, creating significant opportunities for new innovations to flourish. The financial industry supports more than $250 trillion in annual global capital markets activity, according to SIFMA, and approximately $21 trillion in M2 money stock as of December 2023, according to the Federal Reserve Bank of St. Louis, reflecting an enormous market and underlying infrastructure that can be transformed by blockchain networks.

Blockchain networks catalyze this change in multiple significant ways:

•	Storage of value. Blockchains are digital, relying on tamper-proof, immutable, and highly secure digital records built on decentralized infrastructure, and are designed to mitigate hacks and exploits.

•

Transmission of value.  Blockchains are built to support open, global, and interoperable transactions that can work with any internet-connected device in the world, offering transaction finality in seconds, with strong privacy and security and significant cost efficiency, with transactions costing as little as a fraction of a cent in many cases.

•

Tokenization of value.  Blockchains provide a foundation to represent nearly any form of property or record as a cryptographic asset. This paves the way for the same storage and transmission efficiencies to be used with both digital and non-digital forms of property ranging from digital content items and intellectual property (e.g., artwork, or items within video game worlds), to tokens that represent stocks, bonds, exchange-traded funds, and physical property, as well as other financial contracts.

•

Programmable value.  Unlike the legacy financial system, digital assets on blockchains networks are inherently programmable using smart contracts that can execute and intermediate transactions and value exchange with code published on the internet, introducing a myriad of opportunities for reshaping finance and commerce.

Similar to operating systems, blockchain networks continue to evolve—with constant upgrades and competition driving improvements in performance, cost, security, and operational flexibility—much like improvements seen in constantly improving internet infrastructure over the past decades. Further, the open protocol nature of blockchain infrastructure drives faster innovation than the closed-loop incumbent financial system in which both the sender and receiver of funds need an account with the same provider in order to execute a transaction, enabling rapid product growth and user adoption. We work to ensure that our stablecoin network is available on, and interoperable with, many of these blockchain networks to both take advantage of each blockchain’s capabilities and to minimize friction to accessing Circle stablecoins, therefore driving increased circulation. We also continue to focus on building the tools and services to help developers and companies build applications on these networks safely and easily.

Stablecoin overview

Stablecoins are at the core of the new internet financial system. While there have been many experiments in the development of different stablecoin models, Circle has always been focused on building and operating “payment stablecoins.” These stablecoins are designed to be efficient forms of payment and are fully backed by reserves consisting of highly liquid, price-stable cash and cash equivalents. By providing Circle Mint customers the ability to redeem their stablecoins on demand on a one-for-one basis for the underlying fiat currency, our payment stablecoins are designed to provide a safe and sound foundation as a form of digital currency, as well as a bridge between blockchain and traditional finance.

Trends driving adoption of stablecoins and the internet financial system

In addition to the core efficiency and innovation benefits outlined above, a number of other trends have emerged that are helping to drive the adoption of stablecoins and the internet financial system, including:

•

Technology improvements.  Blockchain technologies continue to improve, supporting larger-scale applications, improved security and privacy, greater operational efficiency, and new standards that can simplify the user experience of interacting with blockchain-based applications and online transactions. These improvements are often exponential—Bitcoin (introduced in 2009) could support approximately seven transactions per second at launch, while Ethereum (introduced in 2015) could support approximately 15 transactions per second at launch. Since then, a multitude of other blockchains have emerged that can support orders of magnitude more transactions per second, such as Solana (introduced in 2020) and its theoretical peak capacity to handle tens of thousands of transactions each second. These continuing (and escalating) improvements are ushering in a world that we believe will support billions of users and millions of businesses operating on these networks.

•

Operational improvements for using and securing digital assets.  As blockchain technology has advanced, so too have the tools, technologies, and operational solutions for enterprises, financial institutions, and end-users to safely use and deploy applications on these networks. Banks, FinTech firms, and asset managers are increasingly comfortable with the operational solutions available in the market to use these new technologies safely.

•

Growth in AI agents and applications.  Rapid growth in the deployment of AI agents and software creates an environment that is ripe for the use of stablecoins and blockchain networks, as AI agents have come to rely on a programmable form of money that can work universally around the world. Growth in AI usage can also be a catalyst for the internet financial system.

•

Regulatory support and legal clarity.  All around the world, major governments are putting comprehensive regulations for digital assets and stablecoins into place. Many of these new legal regimes are becoming effective in the near term and provide much-needed regulatory clarity for the use of stablecoins and blockchain networks for financial and commercial activity. New regulations can help build market confidence by, among other things, ensuring that products meet high standards in the area of consumer protection.

•

Identity and compliance standards.  Alongside regulatory clarity are standards and requirements to meet important global financial crime compliance rules (e.g., AML). Identity verification and financial crime compliance standards have historically been challenging to design and implement consistently due to structural issues within the financial system, including “walled gardens,” and technological challenges impeding the standardization of procedures and expectations. However, both through rules adopted by the Financial Action Task Force and requirements established under new digital asset laws, requirements for proving the identities of digital wallet users and keeping and exchanging records of their transactions are increasingly coming into force. Market constituents are also exploring the creation of an open standards body to further reinforce this process. These rules and initiatives will help maintain the financial integrity of these networks and increase the confidence of companies and financial institutions using these networks.

Circle’s role in driving stablecoin adoption

Circle has built one of the largest and most widely used stablecoin networks. At the foundation of our stablecoin network are our payment stablecoins, USDC—which is the second largest stablecoin as measured by the amount of stablecoins in circulation with a 20% share of the stablecoin market as of December 31, 2023, behind USDT issued by Tether, according to CoinMarketCap—and EURC. These are liquid, stable, and digitally native forms of U.S. dollars and euros (respectively) built on an open protocol and a regulatorily compliant platform. Each maintains 24/7, borderless, and near-instant value transfer capabilities and is redeemable by Circle Mint customers on a one-for-one basis for its respective fiat currency. End-users that are not Circle Mint customers must redeem Circle stablecoins as they did to acquire Circle stablecoins, from other market participants such as through a Circle Mint customer (and Circle Mint is available only to institutions in select jurisdictions), and any such transaction between the end-user and the Circle Mint customer is governed by agreements between the end-user and the Circle Mint customer and the Circle Mint customer’s terms of service, and may involve transaction fees and other expenses. More detail is provided on these stablecoins and our stablecoin network under “—Our platform, products, and ecosystem.”

As the issuer of the world’s largest regulated payment stablecoin—by which we mean a payment stablecoin that is regulated as a stored value instrument under state money transmission laws in the United States and other licenses in select international markets (see “—Regulatory policy landscape” for the principal regulations to which we are subject)—as measured by the amount of stablecoins in circulation, Circle plays a highly active role in driving stablecoin adoption. Key initiatives that Circle has taken to advance stablecoin adoption include:

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Technology innovation.  Circle invests considerable product and engineering effort in advancing the state-of-the-art in technologies to scale and simplify the use of stablecoins in everyday financial and commercial applications. Our blockchain infrastructure product pillar is focused on ensuring that end-users can safely move USDC across many blockchain networks, while abstracting away many of the complexities associated with making a payment or interacting with a blockchain-based financial application. At the same time, through our Web3 Services product pillar, we are enabling software developers to easily integrate stablecoins into their own apps, and safely deploy applications that interact with blockchain networks and smart contracts.

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Comprehensive access and distribution.  Circle prioritizes making stablecoins as accessible and widely distributed as possible, integrating our stablecoins into new blockchains, providing primary liquidity through our network of banking partners, and partnering with distributors such as digital asset capital markets participants, wallet providers, and other large enterprises building products for their customers and ecosystems. Easy access to stablecoins is key to increasing usage, which in turn promotes the utility and adoption of stablecoins.

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Market education and thought leadership.  Circle invests considerable resources in providing thought leadership and market education about the potential of the internet financial system, and the role that stablecoins can play in improving the delivery of financial services and digital commerce.

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Supporting the development of sound regulatory policy.  Since Circle’s founding, we have sought to engage constructively with policymakers and regulators worldwide, and today invest considerable resources in engaging with these communities as new and robust regulations and laws are put in place for the digital assets ecosystem.

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Promoting open standards.  We are committed to driving stablecoin adoption through the promotion of open standards to improve interoperability and compliance for stablecoin applications. This includes new non-profit open-source foundations we are forming to promote standards in digital identity, global standards for implementing compliance with the global Travel Rule (which is a key AML/CFT rule to prevent illicit activity with virtual assets), and new open-source standards aimed at promoting the use of stablecoins within blockchain-based credit and lending applications.

Market opportunity

We view the market opportunity of our stablecoin network as encompassing the entire global monetary supply. This opportunity is expected to grow considerably as developing nations increasingly participate in the globally interconnected financial marketplace. Further, by removing layers of friction inherent in the current financial services ecosystem, we believe the internet financial system has the potential to grow the speed and efficiency at which money is used and transacted at an exponential rate, just as the internet facilitated the explosive growth of the exchange of global information and data. For example, in the United States, the velocity of M2 money stock was 1.35 for the fourth quarter of 2023, according to the Federal Reserve Bank of St. Louis. We believe an internet-native U.S. dollar can increase the velocity of M2 money stock, resulting in a corresponding increase in total value of transactions and GDP.

Our total addressable markets reflect vast opportunity sets that can be realized through growing acceptance and use of digital assets broadly and digital currencies specifically, and the large-scale adoption of the internet financial system:

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International remittances and cross-border payments: Stablecoins on blockchain networks can be transmitted and shared seamlessly and virtually instantly on a peer-to-peer basis, obviating the need for intermediaries, lengthy settlement times, and transaction costs. While international payments are a necessary component of all international trade, demand for cross-border transactions within, to, and from emerging markets is particularly notable. We believe our stablecoin network has the potential to disrupt the international remittances and cross-border payments market. According to the 2023 McKinsey Global Payments Report, annual international remittances and cross-border payments revenue stood at approximately $250 billion in 2022.

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Digital assets:  As of March 31, 2024, the market capitalization of all tracked digital assets was $2.7 trillion, according to CoinMarketCap. We anticipate the role of digital assets in the broader financial ecosystem will continue to grow, with the tokenization of traditional assets and new digital-only assets in areas as diverse as gaming, loyalty rewards, private equity, and even the credit markets. As tokenization continues to scale, trading and usage of digital assets will be an increasingly fundamental use case for Circle’s stablecoin network. As the largest regulated payment stablecoin by the amount of stablecoins in circulation, we believe USDC will become the preferred medium through which to buy, sell, and trade digital assets, enabling us to take advantage of a sector that we believe will grow considerably in the future.

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New forms of commerce and finance enabled by programmable money:  The capability to program the behavior of digital money using smart contracts fundamentally changes how market participants can conduct digital commerce. For example, smart contracts can improve the speed and transparency of every step in a commercial value chain, deliver new forms of adaptive loyalty and rewards for retail purchasers, and support expansion in models for flexible work and labor support for businesses of all sizes. For financial institutions, programmable money promises to unlock new utility for end-customers, provide more targeted and just-in-time finance, improve risk management, and provide greater observability to compliance, audit, and regulatory functions.

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Consumer payments:  Just as global consumers use the internet to share information, the internet financial system will enable consumers to use the internet to transfer money—in traditional and newly programmable ways—at lower costs and quicker speeds, and with greater access. Stablecoins have the potential to become the standard for everyday use in P2P transactions and in retail payments, and critically, for all forms of programmable commerce. According to the 2023 McKinsey Global Payments Report, annual global consumer payments revenue stood at approximately $1 trillion in 2022. In addition, our technology has the potential to drive material growth in the consumer payments market itself. As both the unit economics and utility from stablecoins grow, our technology could contribute to an ever larger volume of consumer payments than has been possible in the existing financial system.

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Modernizing traditional capital markets:  A programmable money system native to the internet can also revolutionize the global capital markets. According to S&P Global, annual global capital markets revenue stood at approximately $200 billion in 2022. Even beyond the near-term opportunity of USDC to facilitate settlement activities, large-scale capital markets activities including foreign exchange, interest rate-related securities and derivatives, and equity and fixed income investment vehicles can all be tokenized using blockchain technology and then denominated in, and settled with, stablecoins, enhancing their usability and transferability.

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Creating new capital products natively on the internet:  The internet financial system will facilitate the creation of new, broader, and deeper capital markets and products, with digital currency at their core. Buyers and sellers of credit will be able to connect at internet scale (as will underwriters and analysts and other market participants), not just aggregating greater liquidity, but also creating new programmable credit markets. Just as the internet facilitated new markets—such as the new global advertising markets that afford even the smallest advertisers unprecedented reach and precision, or new markets and distribution platforms for goods and services that enable the smallest merchants to access global buyers—so too will the internet financial system.

We view the adoption of the internet financial system as inevitable because of its materially better efficiency and reach, and this transition has only just begun. We further believe that we are the best-placed organization to facilitate the paradigm shift from the incumbent financial system to one based on the internet financial system, and to take advantage of the massive market opportunities that will result from this secular shift.

Our platform, products, and ecosystem

We operate one of the largest and most widely used stablecoin networks in the world. Anchored around USDC, our U.S. dollar-denominated payment stablecoin, our suite of stablecoins and related products together provide a network utility and application platform for a wide range of organizations to benefit from stablecoins and the new internet financial system. Through our partners and the broader ecosystem that supports and integrates to our stablecoin network, we touch tens of millions of end-users around the world. While we do not provide direct services to individual retail end-users, our stablecoin network is one of the most widely used on the internet—as of December 31, 2023, USDC has been used for approximately $13.1 trillion in on-chain transactions.

The Circle stablecoin network

Circle stablecoins

At the foundation of our stablecoin network are the USDC and EURC payment stablecoins. USDC and EURC are digital currency tokens issued natively on blockchain networks and backed by reserves consisting of highly liquid, price-stable cash and cash equivalents, and may be redeemed on demand on a one-for-one basis by Circle Mint customers for the underlying fiat currency. End-users that are not Circle Mint customers must redeem Circle stablecoins as they did to acquire Circle stablecoins, from other market participants such as through a Circle Mint customer (and Circle Mint is available only to institutions in select jurisdictions), and the transaction between the end-user and the Circle Mint customer is governed by agreements between the end-user and the Circle Mint customer and the Circle Mint customer’s terms of service, and may involve transaction fees and other expenses. USDC and EURC enable end-users to store value in a digital form and to transact over blockchain networks, allowing for near-instant settlement, at a very low cost, with the reach of the internet. Circle issues its stablecoins as stored-value electronic money instruments under the U.S. federal money services business and U.S. state money transmitter licenses.

We believe Circle stablecoins have consistently set a standard for transparency, liquidity, and technological innovation. They are exclusively issued by Circle, and are directly available through Circle Mint service, which is focused on serving institutions in select jurisdictions (i.e., individuals are not eligible for Circle Mint service). Our stablecoins are also distributed and made widely available through hundreds of different retail and institutional products around the world. They can also be stored in digital asset wallets without necessarily having an account directly with Circle. See “—Our ecosystem” for more details.

Reserve management infrastructure

Sound reserve management (ensuring liquidity and price stability) is central to Circle’s operations. Circle has partnered with several of the world’s leading financial institutions to build its reserve management infrastructure, enabling Circle’s stablecoin network to benefit from the strength, operating resiliency, and risk management capabilities of those partners. Circle holds reserves in a manner designed to ensure liquidity and price stability. Under our Reserve Management Standard, which is designed to closely follow the NYDFS guidelines for stablecoin reserves, we limit the types of assets that may be included in our stablecoin reserves to (i) government money market funds that comply with Rule 2a-7, (ii) U.S. government securities, (iii) cash deposits at banks, and (iv) certain reverse repurchase agreements for U.S. government securities. We set eligibility criteria on the partners involved in our reserve management infrastructure; for example, custodians must, among other criteria, have a minimum long-term debt rating of A2 or A as determined by rating agencies; our stablecoin reserve cash balances at a particular bank must not exceed 10% of that bank’s total assets; and external investment managers must be SEC-registered investment advisors and manage at least $5 billion in institutional portfolios. Our Reserve Management Committee, with assistance from our Treasurer, reserve management operations team, and our Chief Financial Officer, oversees our stablecoin reserve management programs and must approve all material changes to our Reserve Management Standard. Our reserve management operations team, led by our Treasurer, implements our stablecoin reserve management programs, including the selection of cash balances to be held with banking partners involved in our reserve management infrastructure. We intend to continue to maintain a Reserve Management Standard that is substantially consistent with our current standard and applicable law. As a result of the aforementioned standards and guidelines, we limit Circle stablecoin reserves to cash balances held at banks, U.S. Treasury securities with remaining maturities of three months or less, and the Circle Reserve Fund. All reserves are held in segregated accounts, for the benefit of holders of Circle stablecoins. Relatedly, Circle is not allowed under law to use the reserves for corporate purposes, to lend them, to borrow against them, or otherwise encumber them in any way.

As of December 31, 2023, Circle held approximately 90% of USDC reserves in the Circle Reserve Fund, a government money market fund under Rule 2a-7 of the 1940 Act issued by BlackRock, one of the world’s largest asset managers, and available only to Circle. The assets within the Circle Reserve Fund are held in the custody of BNY Mellon, one of the largest asset custodians in the world. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—Composition of stablecoin reserves” for additional information regarding the Circle Reserve Fund. The remaining portion of USDC reserves (typically 10-15%) are held as cash in FBO accounts (that cannot hold corporate funds), primarily with reserve banking partners designated by the Financial Stability Board as GSIBs, which are subject to the highest capital and liquidity requirements and the greatest level of regulatory supervision in the world. A small fraction of USDC reserves typically are held as cash within several additional settlement banking partners, which facilitate the flows of funds from reserves to Circle Mint customers. Currently, all EURC reserve assets are held only in cash.

Core to our reserve management infrastructure is reporting and independent assurance. Since the launch of USDC in September 2018, Circle has provided full transparency into assets comprising its stablecoin reserves, first on a monthly basis (on our website), then on a weekly basis (also on our website), and now on a daily basis (for the Circle Reserve Fund). Furthermore, since USDC’s launch, Circle has provided the public with independent, third-party monthly assurance over the value and composition of these assets from a leading public accounting firm (currently, a Big Four firm), with their reports also available on our website.

Settlement banking infrastructure

Core to Circle stablecoins is integration with the existing financial system in order to provide robust primary liquidity (i.e., facilitating customer flows between fiat and digital currency). We believe we have built a robust banking infrastructure, with onboarding at settlement banks that provide the primary market liquidity infrastructure to enable Circle to flow funds to and from Circle Mint customers to enable on- and off-ramping with Circle stablecoins. They provide multiple rails including 24/7/365 funds flow capabilities, wires, ACH, SEPA, and similar regional domestic bank transfer networks as well as providing redundancy across rails. Circle continues to expand its network of banking partners globally to make primary liquidity ever more accessible to our ecosystem.

Circle Mint

Circle Mint provides Circle customers the ability to mint, redeem, store, and transfer Circle stablecoins across 16 blockchains (although we have announced that we will discontinue support on the Tron blockchain by 2025) and supports international wires and domestic bank transfers in 185 countries. Circle Mint provides customers with a powerful user interface, advanced security, and workflow and API capabilities. As of December 31, 2023, there were 5,553 Circle Mint accounts. Circle Mint is currently available only to institutional customers in select jurisdictions, after an application in which each institution must provide us with compliance information and supporting documentation including, but not limited to, the legal entity, its operations, beneficial owners, and the intended use of the account. Circle Mint is not available to individuals. Only Circle Mint customers are able to mint and redeem Circle stablecoins directly from us. Upon receipt of fiat funds from a Circle Mint customer’s bank account, we mint USDC or EURC, as applicable, and deposit such stablecoins to the Circle Mint customer’s account.

Similarly, upon receipt of a redemption request from the Circle Mint customer with respect to USDC or EURC in such customer’s account, we remove such stablecoins from the Circle Mint customer’s account and transfer fiat funds to the customer’s bank account. The customer may choose between standard redemption (which is initiated nearly instantly) and basic redemption (which is initiated within two business days). Currently, we do not charge fees to the Circle Mint customer for minting stablecoins (assuming the fiat funds are in the appropriate currency) or for redeeming stablecoins (other than for standard redemptions in high volumes).

Blockchain infrastructure

Circle’s core technology is built on top of existing public internet protocols and infrastructure, including public blockchain networks. These public blockchain networks provide a foundation for issuing digital assets, managing data, processing transactions, and performing computation. Just as large internet companies depend on many underlying open internet protocols and networks, so too does Circle depend on multiple open protocols and networks—in this case, networks built using advanced cryptography to maintain tamper-resistant data, transactions, and computing resources, all crucial building blocks for building financial and commercial applications.

Across our stablecoin network, we aim to enable simpler, safer, and easier to use applications. Because our stablecoin infrastructure exists entirely as public protocols and public infrastructure itself, it can be used by all users of the internet and does not require a user to interact with Circle directly. The more broadly this infrastructure is used and supported, the greater the quality and reach of our stablecoin network.

To this end, Circle builds, delivers, and operates a range of blockchain-specific software infrastructure. This blockchain infrastructure is intended to abstract away certain complexities associated with using blockchain networks, and to simplify the usage of USDC, all while increasing convenience and safety. Said differently, this infrastructure is important to enhancing the utility of USDC on the internet, and therefore Circle works within the broader developer and blockchain ecosystem to adopt this technology, and does not directly offer these as commercial products. Circle’s blockchain infrastructure includes open-source software, deployed smart contract protocols, and related network services that help make using USDC safe, efficient, and reliable.

Stablecoin protocols

Circle builds, maintains, and deploys a family of smart contracts that provide the core functionality of our stablecoin network. These smart contracts provide a protocol for applications to easily store and transfer USDC. Circle’s stablecoin smart contracts are all available as open-source software, both through public open-source libraries, and as visible source code deployed on blockchain networks.

While USDC was initially only issued and available on the Ethereum blockchain (one of the most widely adopted for blockchain-based applications), today USDC is issued natively on 16 blockchains (although we have announced that we will discontinue support on the Tron blockchain by 2025). Today, there is intense competition in the industry to deliver blockchains that are attractive to application developers and end-users, with different projects competing for improved security, efficiency, privacy, and other advanced features. In order to ensure that USDC is as widely available as possible and can be used by application developers, Circle continues to bring its stablecoin smart contracts and protocols to more blockchain ecosystems.

Once available as a protocol on a blockchain network, USDC can then be used by developers to provide dollar storage and settlement features in the digital asset space. For finance, payments, and commerce activities, having a reliable and regulated payment stablecoin is a necessary component to building a thriving application and developer ecosystem.

Cross-chain transfer protocol

As blockchain applications grow and blockchain networks compete for developers and end-users, it has become important for end-users to be able to easily and safely transfer stablecoins across different blockchain networks. For most end-users, the process of making a transfer across blockchain networks is cumbersome, expensive, slow, and introduces significant security and financial integrity risks. Blockchains have generally not been interoperable with each other, contributing to difficulties bridging from one chain to another. The only way for most end-users to move value across blockchains has been to use a “wrapped token,” or a tokenized representation of a particular digital asset that enables it to be operable on another blockchain. Such protocols introduce undue risk and hacking opportunities into a process that should otherwise be simple and hassle-free.

To address these issues, Circle launched CCTP. With CCTP, end-users can safely and cost-efficiently transfer USDC from one blockchain to another. CCTP is a crucial building block for application developers and ensures that digital dollars can be used interoperably no matter what blockchain an application or end-user is interacting with.

CCTP works by first redeeming USDC on the source chain and then issuing USDC on the destination chain, relying on a cryptographic attestation, or receipt, to prove that the USDC has been properly redeemed before the corresponding USDC can be reissued on another blockchain.

From its launch in April 2023 to December 31, 2023, CCTP has handled approximately $1.4 billion in transfers and is available as a public protocol through a series of smart contracts that work alongside the core USDC stablecoin protocol. While nascent, we view CCTP as an important capability and a unique differentiator that will act as a key driver of our future growth.

Web3 Services application platform

To foster and grow our stablecoin network, we aim to help developers and enterprises to much more easily build, deploy, and operate end-user applications on blockchain networks.

Web3 Apps are a major new class of applications spanning consumer, e-commerce, gaming, social, finance, and payments use cases. However, building and deploying these applications is complex. For developers, crafting simple user experiences that are familiar to and consistent with existing mobile and Web applications requires deep familiarity with cryptography and blockchain network integration, and can pose undue security risks for end-users. Companies deploying these applications also require specialized knowledge for deploying and operating smart contracts and blockchain software nodes, also introducing significant security and operational risks.

To address these issues, and to help grow the number of Web3 apps in the world, we offer a comprehensive suite of products under the Web3 Services banner. Together, this suite enables existing Web2 developers, internet-enabled businesses, and financial institutions to more easily offer Web3 capabilities, including using USDC as a means of payment and settlement within consumer internet, e-commerce, and finance applications.

Circle Programmable Wallets

The most important building block for Web3 enabling an internet application is the integration of digital wallet technology into applications. With Circle’s Programmable Wallets service, developers can rapidly integrate Web3 wallet technology into their end-user applications across mobile apps and the Web. The Programmable Wallets service enables end-user controlled wallets, as well as developer-controlled wallets, and supports digital assets and tokens across multiple blockchain networks.

Importantly, Programmable Wallets remove much of the friction typically associated with using a Web3 application. Functionality like remembering seed phrases or complex user experience for signing transactions with private keys are replaced with familiar patterns such as PIN codes, biometric authentication, and linking to existing user identities using logins with Google or Apple.

USDC support plays a central role in Programmable Wallets, enabling end-users to easily make and receive USDC payments, thereby removing the complexity of which blockchain network or protocol being used, as well as removing the need for end-users to understand or make gas fee payments.

Since the beta launch of Programmable Wallets, more than 2,900 developers have engaged with the product, deploying more than 138,000 wallets on-chain. Grab Networks, a leading superapp in Southeast Asia, has implemented Circle’s solutions to power its new Web3 wallet, beginning with non-fungible token (“NFT”)-based stored value vouchers that can be used in real-world commerce.

Circle smart contract platform

A fundamental part of the innovation of blockchain networks and Web3 technology is the ability to write and deploy code that automates interactions with digital assets, including stablecoins, using smart contracts. Smart contracts open up the programmability of money, introducing innovations in how commercial and financial contracts can be used online, and extending into many new use cases for using digital tokens in consumer and enterprise applications.

Writing smart contracts is a new and complex form of computer programming, and one that introduces profound new security and operational risks—code that handles the storage and transfer of digital value is a frequent target for hackers and other illicit actors. Additionally, writing smart contracts that can work across different blockchain networks introduces yet more complexity. Finally, safely deploying and managing smart contracts on blockchain networks introduces production and operation hurdles that are largely unfamiliar to existing IT and information security professionals.

To address these issues, Circle has introduced its Smart Contract Platform (“SCP”). Circle’s SCP empowers developers to integrate and build with smart contracts without needing to learn a new coding language, and by reusing existing smart contract templates for the most common tasks and application types. SCP also streamlines the deployment, monitoring, and administration of smart contracts across multiple different blockchain networks.

When combined with Circle’s Programmable Wallets, Circle’s SCP unlocks the creativity of developers to safely build highly sophisticated applications, while also giving them access to libraries of out-of-the-box smart contract templates that are common to payment applications using USDC, as well as other popular features such as issuing and managing NFTs. Combined, these offerings also enable financial services firms to more easily build “tokenization” applications for existing financial assets, and integrate those into their existing online products.

Circle Gas Station

To streamline both developer and end-user experiences of Web3 applications, Circle offers its Gas Station service, which enables application developers to remove the need for end-users to pay gas fees for using blockchain applications. This allows end-users to simply interact with apps (i.e., make and receive stablecoin payments) without ever knowing they are using a blockchain or what a gas fee even represents. Circle Gas Station allows developers to set policies for fees and limits, and if fees need to be paid by end-users, it allows those fees to be paid entirely in USDC, removing friction typically associated with using blockchain applications. Behind the scenes, Circle automatically handles the integration with blockchain networks and the underlying gas fee infrastructure on behalf of developers.

Collectively, Circle Web3 Services provides a powerful suite of products for building consumer-scale applications on blockchains. These applications are optimized for using USDC and Circle’s stablecoin network. They help to bring more end-users onto our network, while unlocking new opportunities for developers and enterprises around the world.

For each of these services, Circle monetizes the usage of the infrastructure, including fees based on the number of active wallets, the number of API calls into our SCP, and the amount of fees paid using the Gas Station. Together, these new fees represent an important potential long-term source of revenue for Circle.

Our ecosystem

Circle positions itself as a platform, network, and market infrastructure for stablecoin and blockchain applications. Today, USDC and our stablecoin network play a crucial role in the emerging internet financial system. By offering our stablecoins on open blockchain networks and protocols, we have been able to build and become a crucial part of a broad global ecosystem of companies, products, and technologies that make up the new internet financial system.

The value of Circle’s stablecoin network grows as more companies and services connect into our network and infrastructure, growing the reach and utility of our network. To understand the scale and scope of Circle’s value, it is important to also understand Circle’s broader ecosystem. Altogether, thousands of companies are part of Circle’s ecosystem, providing products and technologies that integrate with Circle’s stablecoin network in various ways.

Wallets and consumer apps.  A primary way that end-users interact with USDC and our stablecoin network is through consumer applications and digital wallets. Collectively, these consumer applications reach hundreds of millions of end-users, and provide a primary means to hold and use USDC. Examples include products from Coinbase, Robinhood, Grab, Revolut, MetaMask, Mercado Libre, Nubank, and Coins.ph.

Exchanges.  Hundreds of digital asset exchanges around the world support the trading and exchange of USDC for other digital and fiat currencies. USDC is one of the most actively traded digital assets in the world, and through these exchanges—which range from large global exchanges such as Coinbase, to major regional and national exchanges—USDC is made available to hundreds of millions of retail and institutional end-users.

Custodians.  Most major corporate and institutional end-users of stablecoins seek to store and custody their USDC with sophisticated digital asset custody providers, many of whom are regulated as digital asset custody firms under various state and national regulatory and supervisory arrangements around the world. Leading digital asset custodians including Anchorage Digital, BitGo, Coinbase Custody, Fireblocks, and Copper provide robust support for USDC and our stablecoin network infrastructure.

Blockchain networks.  Core blockchain network infrastructure is crucial for operating our stablecoin network, and through our native issuance on 16 blockchain networks, we enable developers and customers to integrate and use USDC within a wide array of wallets and products that are built on these blockchain networks. Blockchains with native support for USDC include Algorand, Arbitrum, Avalanche, Base, Celo, Ethereum, Flow, Hedera, NEAR, Noble, OP Mainnet, Polkadot, Polygon PoS, Solana, Stellar, and Tron (although we have announced that we will discontinue support on the Tron blockchain by 2025).

Blockchain protocols.  Most blockchain networks support developing and deploying smart contracts that can act as on-chain protocols. These protocols can offer a wide array of building blocks for financial and commercial applications, such as exchange, lending, invoice payments, micro-payments, treasury management, and more. Leading protocols that support USDC and our stablecoin network include projects such as Uniswap, Aave, OpenSea, and Safe.

Banks and neo-banks.  Banks and neo-banks play an increasingly important role in our ecosystem, providing settlement and reserve infrastructure for our stablecoins, and also as customers and end-users of our stablecoin infrastructure. We are seeing growth in startup banks and neo-banks in many emerging markets focused on providing digital dollar payment and settlement services using USDC and our stablecoin network.

Payments companies.  Increasingly, leading payments companies are integrating Circle’s stablecoin network into their offerings as a means of settlement for their customers. As the global digital assets ecosystem grows, these companies are building products that are “future proof” and enabled for increasing integration with the internet financial system. This includes payment processors, credit card networks, and money remittance services. Leading examples of payments companies in our ecosystem include Visa, MasterCard, Stripe, WorldPay, and MoneyGram.

Market makers and liquidity providers.  Stablecoins such as USDC are made widely available through hundreds of retail and institutional platforms around the world. As a wholesale market infrastructure, Circle does not directly provide stablecoin liquidity to all of these venues and distribution channels, and depends upon a global network of electronic market makers and OTC liquidity providers to distribute and make markets in USDC. These institutional trading firms play an important role in ensuring that USDC is widely available, including in dozens of international markets where they supply liquidity and trading using local currencies and banking infrastructure. Leading global market makers and liquidity providers include Cumberland Trading, Galaxy Digital, Jump Trading, and Wintermute Trading.

Our strengths

We are building what we believe will be the largest and most widely used stablecoin network in the world. Our network boasts numerous strengths and advantages relative to traditional payments systems and networks and alternative stablecoin networks.

Core to the internet financial system

Our stablecoin network allows value to be transmitted at the speed and efficiency of the internet, enabling it to be far more flexible, frictionless, and widespread than traditional fiat networks. These features enable us to target large market opportunities across remittance, payments, digital asset markets, and capital markets more broadly. Additionally, Circle stablecoins are flexible and programmable, unlocking new and innovative applications made possible on the internet financial system. As more applications are created on Circle’s stablecoin network, the network and underlying infrastructure underpinning the activities on the platform become increasingly robust, driving powerful network effects and growing usage exponentially.

Category-defining product infrastructure

We believe our USDC platform has a number of advantages over other digital asset protocols. USDC has a robust on- and off-ramp architecture, creating a substantial number of bridges between fiat and digital currencies. As a result, USDC has the ability to comprehensively serve end-user needs, particularly for use cases involving transacting in, or between, traditional fiat and digital currencies. In addition, USDC has the greatest interoperability across multiple public blockchains, and continues to expand its ability to operate on new chains. Currently, USDC is integrated in and natively flows across 16 blockchains (although we have announced that we will discontinue support on the Tron blockchain by 2025), enabled by our blockchain infrastructure, CCTP, and Gas Station. Lastly, we greatly simplify the developer and end-user experience on these blockchains with Web3 Services, including our Programmable Wallets, SCP, and Gas Station, encouraging continued interaction and innovation in our ecosystem. We believe our ability to interoperate with, and be supported by, many of the most used blockchains will enable us to scale much more rapidly than our competitors and will drive increasing adoption of our stablecoins by enabling access and utilization by different user bases who may operate on different blockchains.

Robust partnership ecosystem

We support the stability and growth of our stablecoin network by developing partnerships with industry leaders across financial services and technology sectors. For example, our USDC reserves are held in segregated amounts with U.S.-regulated financial institutions, including BlackRock and BNY Mellon. Strategic partnerships such as the ones with Grab and Mercado Libre help deepen the distribution and liquidity of USDC in key markets. They also help to grow global USDC adoption more broadly. We believe our combination of industry leadership and regulation-first approach uniquely positions us as the partner of choice for companies looking to explore and innovate with digital assets and blockchain networks.

Developer-oriented platform

As an open platform built on blockchain networks, Circle enables developers around the world to build on our infrastructure and drive innovation in financial services and commerce. Our extensible and secure network, powered by open APIs, allows developers to independently build applications that can seamlessly interact with our stablecoins and wallets. As of December 31, 2023, we had 138,438 Programmable Wallets on our platform, enabling the development of a wide range of applications across gaming, payments, and commerce. Circle also fosters the developer ecosystem, with programs such as the Circle Ecosystem Grant and Circle Ventures, which provide financing and technical resources to promote developer activity.

Safety and regulatory leadership

Fundamental to our business model is our focus on working with regulators around the world to develop and implement frameworks that will make working with and using stablecoins a safe and secure endeavor. We believe that end-user safety and the soundness of our stablecoin network are critical to our success and provide a competitive advantage within the stablecoin and broader digital assets ecosystems. Our stablecoins are regulated as a form of stored value under laws governing money transmission in the United States and many other countries. The reserves that we hold on behalf of stablecoin holders are also regulated. We limit Circle stablecoin reserves to cash balances held at banks, U.S. Treasury securities with remaining maturities of three months or less, and the Circle Reserve Fund, which is an SEC-registered government money market fund holding a portfolio of U.S. Treasury securities with remaining maturities of three months or less, overnight U.S. Treasury repurchase agreements, and cash. Our reserve assets are primarily held in custody at BNY Mellon. Lastly, we have robust operational risk processes and controls, including comprehensive KYC and AML programs. As a result of our proven track record and our ongoing leadership in driving regulatory frameworks related to stablecoins, we believe Circle is best positioned to be the digital currency platform of choice for individuals, enterprises, and developers alike.

Transparency and trust

We believe transparency into our stablecoin network is both necessary and foundational to mass adoption of our platform. We operate a highly transparent, consistently marked-to-market business for the benefit of our customers, end-users, and the industry as a whole. Our attestation reports, currently attested to by a Big Four accounting firm, are published publicly on a monthly basis and have been since 2018. The attestations independently assert that the fair value of the assets we hold in reserve are greater than or equal to the amount of USDC in circulation. The attestations provide detail of the reserves, including cash held in banks and overnight reverse repo balances as well as the CUSIP, value, and maturity date of every Treasury obligation held in the Circle Reserve Fund. Additionally, we publish the amount of our stablecoins held in circulation, our balance of reserves, the composition of the entire reserve base, and minting and redemption statistics on a weekly basis, and the balances in the Circle Reserve Fund are disclosed daily. We believe our focus on transparency is a key differentiator that will enable us to build the most trusted stablecoin network in the world.

The aggregate effect of these strengths solidifies our position as a market-leading brand in the digital asset and broader FinTech industries and provides Circle with a strong competitive moat relative to our competitors.

Our growth strategy

Our strategy is to build the largest and most widely used stablecoin network. Utility and value on our network are created by every individual end-user, and by every business and developer building new and innovative products and services for the benefits of their customers, who then in turn can become additional end-users of our network. This creates network effects, whereby growth in end-users, products, and services creates exponential growth in utility and value. Moreover, developers, businesses, and institutions building upon our network do not necessarily need to have direct customer relationships with Circle, yet their activities still contribute to the growth in utility and value of the network by adding their own users, products, and services.

We aspire for every individual worldwide with a connected device to be able to easily access and use our stablecoin network, with seamless end-user experiences, through many applications providing valuable products and services, including applications they likely already use frequently today. Growth in the use of USDC across a growing number of products and services is core to the growth of our stablecoin network.

Our growth strategy to achieve this goal includes the following elements:

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Partner with leading at-scale consumer-facing businesses and applications to bring our stablecoin network to their users.  Circle does not directly face individuals. To achieve widespread distribution and grow the utility of our stablecoin network, we partner with a growing number of leading at-scale consumer-facing businesses and applications, bringing Web3 capabilities such as Circle stablecoins and related products and services to their users, and hence growing the reach (potential end-users) and actual end-users, utility, and value of our network. Examples include digital asset exchanges and marketplaces (e.g., Coinbase, OKX), neo-banks, brokerages, and payments providers (e.g., Block, Robinhood), remittance providers (e.g., MoneyGram), superapps (e.g., Grab), and commerce companies (e.g., Mercado Libre). We manage such partnerships through the Circle Alliance Program, our global partnership and alliance program, as well as worldwide industry and event sponsorships. The Circle Alliance Program was established based on our recognition that we do not have sufficient resources to partner directly with all (or even a majority) of the companies that are interested in using or offering Circle stablecoins and related products and services. Through the Circle Alliance Program, we manage and seek to expand our partnerships (see “—Our platform, products, and ecosystem—Our ecosystem” for examples of the partners and parties in our ecosystem) and intend to allow smaller companies to co-market and co-brand with us.

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Broaden and deepen our banking infrastructure globally, so that network participants can mint and redeem Circle stablecoins with maximum speed and efficiency.  Certain end-users of Circle stablecoins need to rapidly move between stablecoins and fiat currency. To enable this seamless primary liquidity, a well-run stablecoin network needs deep integration with the fiat banking system. We are building banking infrastructure globally to bring primary stablecoin liquidity to Circle Mint customers in major financial market centers, so that they are able to mint and redeem Circle stablecoins using local faster-payments networks to reduce settlement times. Today we have banking partners in the United States, Singapore, and Europe, and are exploring opportunities to add banking partners in additional markets in Asia, Latin America, and the Middle East.

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Develop products to abstract away the complexities of blockchain technology to make it easier for developers, businesses, and end-users to build and use Web3 applications and to use Circle’s stablecoin network. Certain aspects of blockchain technology are novel and today require complex workflows that create barriers to mainstream adoption.  For example, different applications use different blockchains, many blockchains require payment of fees in native tokens to affect transactions, and many wallet applications require users to remember seed phrases and hexadecimal wallet addresses. Circle’s blockchain infrastructure and Web3 Services are designed to abstract away these complexities and simplify both the developer and end-user experiences.

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Foster the Web3 ecosystem to catalyze innovation and develop new utility.  The utility and value of our stablecoin network will grow as developers and businesses develop new products and services that excite their (and our) end-users. We are in the earliest days of Web3 innovation, and it is likely that the most impactful of such products have yet to be invented. Circle plays a role in nurturing and growing this ecosystem of developers. We build developer tools, run hackathons, offer developer grants, and have the capacity to invest in early-stage companies and projects through Circle Ventures.

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Expand our licensure into major global markets.  Many major markets are establishing clear regulatory regimes for payment stablecoins to be used or issued within those markets. Certain of these markets will require Circle to obtain licenses in order to partner with local businesses or provide primary market liquidity. Today Circle holds licenses covering stablecoin operations in the United States, Singapore, and Bermuda. We are exploring opportunities to apply for and procure additional licenses that may allow us to mint our stablecoins and offer primary liquidity in those markets.

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Nurture our brand and reputation.  To attract end-users, developers, businesses, and institutions to our ecosystem, we must not only offer the utility and value of our network, but also ensure that our network sustains a very strong reputation. We have built our brand and reputation for a decade, in line with our values, taking a regulatory-first posture as befits a firm building the new internet financial system. We make substantial investments in policy advocacy, risk management, compliance, financial control, and transparency, so that we can build trust with leading businesses and institutions that are looking for a partner to build with and a stablecoin network to join, as well as regulatory bodies and policymakers.

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Diversify our business and revenue in new ways.  Reserve income currently provides the majority of our revenue. Moreover, our primary focus today is building the reach and utility, and hence the value, of our stablecoin network. However, as our network grows, we expect to build new fee-based revenue streams. These may include fees that monetize the movement of money across our network (driven by the velocity of money) and include subscription fees for our various Web3 Services.

Competitive landscape

We operate in a large and evolving market. Although our competitive landscape can evolve given the category-defining nature of our platform, our main competition today primarily consists of private issuers of other stablecoins as well as technology startups providing tools and services to blockchain developers.

Within the competitive landscape for stablecoins, we compete primarily with two key competitor categories:

•	Offshore, unregulated stablecoin issuers that operate without supervision or compliance with the requirements of being a federal- or state-licensed provider of money services; and

•	Other primarily U.S.-based regulated digital asset industry participants who are issuing U.S. dollar-based stablecoins.

USDC is the second largest stablecoin and the largest regulated payment stablecoin as measured by the amount of stablecoins in circulation with a 20% share of the stablecoin market as of December 31, 2023, according to CoinMarketCap. Relative to certain other stablecoins, USDC is 100% backed by fiat-denominated reserves, which are limited to cash balances held at banks, U.S. Treasury securities with remaining maturities of three months or less, and the Circle Reserve Fund, and has robust primary liquidity through a well-developed network of banking partners, representing what we view as the highest levels of transparency, safety, and operational resiliency in our industry.

The largest U.S. dollar-denominated stablecoin as measured by the amount of stablecoins in circulation is USDT (issued by Tether, an affiliate of Hong Kong-based crypto exchange Bitfinex Ltd.), according to CoinMarketCap.

USDT remains popular in many markets but has struggled to gain traction with regulated financial institutions and mainstream market participants, has been the subject of many government inquiries, has been associated with use in illicit finance, terrorist financing, and sanctions evasion, and has had ongoing controversies over its reserve asset management practices. Other competitive stablecoins include white-labeled stablecoins issued and operated by Paxos, including PayPal USD, a stablecoin that is integrated into PayPal wallet products, which has experienced limited distribution and adoption to date, but remains a potentially significant competitor.

We also indirectly compete with other payment systems and innovations, including offerings being explored by national governments and central banks, where a number of developments are underway to improve upon legacy government payment systems infrastructure. For example, Real-Time Payments is a payment processing protocol which has been used by banks in the United States since 2017 to send money electronically among each other, and the more recent FedNow program is a real-time payment and settlement service for individuals and businesses provided by the Federal Reserve. However, these initiatives are merely enhancements to traditional banking and payment constructs, are often focused on specific regions, and do not directly compete against stablecoin networks and open, blockchain-based financial infrastructure.

Additionally, some major financial institutions such as J.P. Morgan are expanding their use of blockchain technology for digital asset applications and private stablecoin issuance. As other major financial institutions explore new alternative payment systems, we believe these institutions have the potential to be some of the biggest clients of blockchain financial services, and by extension Circle. Some have integrated blockchain technologies to offer faster cross-border payments and reduced settlement times, while other banks have explored issuing stablecoins. Circle’s focus on building stablecoin networks on public internet infrastructure and open blockchain networks differentiates us from these closed-network projects, allowing for greater reach, interoperability, and ongoing developer-led innovation of our stablecoin network.

Further, some countries and central banks are also exploring initiatives to create CBDCs. A CBDC is a digital form of a country’s fiat currency that is issued, regulated, and backed by its central bank. For example, China and Sweden have formally launched live pilot CBDC programs while others such as the United Kingdom have announced preliminary initiatives to explore the benefits of CBDCs. In the United States, the Federal Reserve Bank of Boston and the Massachusetts Institute of Technology collaborated on exploratory research for a CBDC. Although research initiatives are ongoing, officials have on multiple occasions made it clear that launching a CBDC is not a priority for the Federal Reserve at this time.

As a result of our developer-oriented platform and network infrastructure, we may in the future compete and/or partner with more traditional financial and technology firms. Evident by our growing partnerships with companies such as Visa, Stripe, MoneyGram, and Grab, we envision a complex ecosystem that will accommodate multiple segments of players, including companies aiming to integrate stablecoins and blockchain networks into their products.

Collaboration with Coinbase

In 2018, we established the Centre Consortium as a joint venture with Coinbase to provide independent governance over various aspects of USDC (such as reserve backing) and to own various elements of stablecoin-related intellectual property with the goal of having multiple parties issue USDC and other stablecoins. The Centre Consortium was owned 50% by us and 50% by Coinbase and was managed by a board of managers composed of three individuals, each holding one vote with respect to matters to be decided by the board of managers: one manager designated by us, one manager designated by Coinbase, and one independent manager mutually agreed to between us and Coinbase. The board of managers had broad authority in managing the Centre Consortium’s business and the governing framework for stablecoins under the consortium. Certain matters at the Centre Consortium were reserved for unanimous member approval, including the eligibility criteria to become a member or participant of the consortium and the approval of the network rules that govern the stablecoins under the consortium. Around that time, in order to incentivize Coinbase to distribute USDC, we entered into an agreement with Coinbase related to the distribution of USDC. Pursuant to the agreement, we shared any revenue generated from USDC reserves pro rata based on the amount of USDC distributed by each respective party and the amount of USDC held on each respective party’s platform in relation to the total amount of USDC in circulation. Coinbase did not have any specific obligations to distribute or otherwise transact upon USDC once issued by us.

In August 2023, we restructured our relationship with Coinbase through a Collaboration Agreement that we believe will incentivize both parties to continue to work together to grow the Circle stablecoin network and that provides Circle with sole governance over the Circle stablecoin network. This agreement also afforded Coinbase a minority equity stake in Circle. We believe that our strong alliance with the leading U.S. digital asset exchange will enable us to continue to grow USDC and our stablecoin network. We also entered an intellectual property license agreement (the “License Agreement”) with Coinbase, under which we granted to Coinbase a worldwide, non-exclusive, non-transferable, non-sublicensable (other than to certain software and service providers), royalty-free right to use certain trademarks (the “Licensed Marks”) related to current and potential future Circle stablecoins, including USDC and EURC, in connection with the advertising, promotion, marketing, commercialization, sale, distribution, provision, and receipt of such stablecoins. The term of the License Agreement is perpetual but the agreement may be terminated under certain circumstances.

The Collaboration Agreement has an initial three-year term that is automatically renewable under certain conditions. It provides that for USDC and any other stablecoin using the Licensed Marks, we make payments to Coinbase for its role in the distribution of USDC and growth in the USDC ecosystem. These payments are based on the income with respect to reserves backing such stablecoin, less certain third-party management fees and deduction of certain other expenses such as our weighted-average cost of capital, which is referred to as the “payment base.” Generally, (i) we will retain a portion of the payment base in consideration of our role as stablecoin issuer (the “issuer retention”), (ii) we and Coinbase will each receive an amount equal to the remaining payment base multiplied by the percentage of such stablecoin in circulation that is held in the applicable party’s custodial products or managed wallet services, and (iii) Coinbase will receive 50% of the remaining payment base. In our consolidated financial statements, the payments made to Coinbase under the Collaboration Agreement are recorded as distribution costs with respect to the applicable stablecoin. In addition, subject to certain conditions, the Collaboration Agreement permits either party to launch new stablecoins using the Licensed Marks. Any new stablecoins would be subject to the same economic arrangements as USDC.

If Circle (i) determines in good faith that payments to Coinbase for a given stablecoin under the Collaboration Agreement would violate an applicable law or order issued by a government agency or court, or (ii) an order from a court of competent jurisdiction prohibits Circle from continuing to satisfy our payment obligations to Coinbase under the Collaboration Agreement with respect to a given stablecoin, in either case, the parties will first try to amend the Collaboration Agreement or restructure their operations within a certain period of time (the “restructuring period”) to avoid such violation. If the amendment or restructuring proves ineffective or we do not resume payment to Coinbase with respect to such stablecoin under the Collaboration Agreement following the restructuring period, upon Coinbase’s written request, the Licensed Marks with respect to the relevant stablecoin would “flip,” in which case Circle would assign such Licensed Marks to Coinbase, the License Agreement would terminate with respect to such Licensed Marks, and the parties would enter into a new license agreement for such Licensed Marks. Coinbase would in turn grant to Circle a worldwide, non-exclusive, non-transferable, and largely non-sublicensable right to use these flipped trademarks in connection with the advertising, promotion, marketing, commercialization, issuance, sale, distribution, development, provision, and receipt of such stablecoin. In addition, if such a flipped trademark situation were to occur with respect to USDC, under certain circumstances, we would be prohibited from issuing other U.S. dollar-denominated stablecoins. See “Risk factors—Risks related to intellectual property—Our Collaboration Agreement with Coinbase could cause us to lose ownership or use of our trademarks upon the occurrence of certain events.”

Our unique culture

Our mission and values form the core of our workplace culture and serve as a “North Star” that continuously motivates and inspires our global team.

Our mission “to raise global economic prosperity through the frictionless exchange of value” is driven by a dedicated, global employee base of more than 800 highly talented professionals from across industries, many of whom are at the top of their field. Our mission is deeply resonant with all Circle employees, who envision a better, more inclusive global economic future.

Our values guide both what we deliver and, importantly, how we deliver it. We are:

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Multi-stakeholder.  We organize, incentivize, and measure ourselves against meeting the needs of all of our stakeholders—our customers, our shareholders, our employees and families, our local communities, and our world.

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Mindful.  We seek to be present and aware, to be respectful, active listeners (with each other and with our customers alike), and to pay attention to detail. We do not rush to judgment, and when we are swept up by strong emotions we patiently observe and acknowledge them before reacting. Our mindfulness leads to better understanding, and more respectful, careful, and deliberate choices.

•

Driven by excellence.  We are driven by our mission and our passion for customer success. Being driven also means that we relentlessly pursue excellence, that we do not tolerate mediocrity, that we reward based on merit, and that we work intensely to achieve our goals. We are a team that seeks to bring everyone along in our collective achievement.

•

High integrity.  We seek open and honest communication and hold ourselves to very high moral and ethical standards. Our customers and partners implicitly experience us as high integrity, and our customer-centric choices demonstrate this to them again and again.

Our culture differentiates us. These values, and the competencies they embody, are pervasive in how we work, including how we assess performance and give each other feedback, how we show up to our customers and stakeholders in our industry, how we reward employees and celebrate success, and how we mold our current and future leaders.

Our flexible approach to where employees work, which has elements of remote-first and hybrid orientations, helps us to recruit and retain the brightest, most dynamic talent worldwide. We take pride in fostering a culture that integrates experts from diverse backgrounds ranging from technology, to finance and treasury operations, to global regulatory policy and compliance, and everywhere in between.

While we support our employees with the ability to use workspaces designed for intermittent and flexible work, we do not currently have significant investment in facilities. Over the long term, we believe that physical spaces are important for employees to connect and collaborate with each other. We envision a future of work where those spaces will be optimized for gathering together, learning collaboratively, and engaging with our communities, customers, and partners.

Circle has been consistently recognized with “Top Workplace” and “Great Place to Work” distinctions—honors that are voted on by employees. Circle has nine thriving employee-led Employee Resource Groups—dedicated to fostering inclusivity and belonging. In 2023, 94% of Circle’s employees said that “when you join the company, you are made to feel welcome.”

Circle’s employee relations are strong, and no employees are represented by a labor union. We continue to strategically hire in key functions and markets to support Circle’s growth and global expansion.

Regulatory policy landscape

Despite their relatively recent emergence, digital assets generally—and stablecoins in particular—are currently subject to extensive and complex regulatory regimes globally. These regimes include those related to financial services and banking, electronic payments, money transmission and payment services, virtual currencies, market conduct, and unclaimed property. Through many of these regimes, we are subject to increasingly strict legal and regulatory requirements relating to the detection and prevention of money laundering, countering the financing of terrorism, and the prevention of fraud and other illicit activity. In addition, regulations pertaining to competition, economic and trade sanctions, privacy, cybersecurity, information security, and data protection are also applicable to our business. While many of these regulatory regimes were designed to regulate traditional financial activities and were established before the advent of digital assets and stablecoins, governments and regulatory authorities are increasingly proposing and adopting additional regulatory regimes or changes to existing regulatory regimes tailored to digital assets. The result is a rapidly and frequently evolving and expanding set of regulations that apply to our business.

Our “regulation-first” philosophy

At Circle, we have adopted a “regulation-first” philosophy that underlies our operations and led us to build a robust compliance infrastructure. Circle is subject to substantial regulation, particularly when compared to other firms in the blockchain technology and digital assets sector. Our compliance program focuses on a wide range of laws and regulations enacted by U.S. federal, state, and local governments, foreign governments, and supra-national regulatory authorities. We are proud to be among the most regulatory-compliant companies in the digital assets industry.

Looking toward the future, we are also at the forefront of advocacy for sound financial regulation. We have proactively and collaboratively worked with U.S. governmental authorities and regulators, including the Federal Reserve, the Treasury Department (including its relevant bureaus and agencies such as the OCC, FinCEN, and OFAC), the CFTC, and the SEC. We routinely engage with U.S. federal, state, and international policymakers and relevant supra-national bodies in proposals for the comprehensive regulation of stablecoins and other aspects of the digital assets ecosystem. In the future, as various jurisdictions increasingly recognize the value of stablecoins, we envision many of these regulatory regimes will be revised to impose more tailored, fit-for-purpose requirements on stablecoin issuers that align with the unique benefits and risks that such digital assets pose. Indeed, Circle already voluntarily imposes on itself and satisfies many of the requirements contemplated by pending draft legislation and proposed regulation. We therefore believe that Circle is well positioned to benefit from greater regulatory clarity in the United States and beyond.

Principal U.S. federal and state regulatory regimes

Money transmitter and money services laws

We are subject to licensing and registration requirements in relation to our money transmission and stored value issuance activities (including the transmission of monetary value in the form of digital assets) on a state-by-state and federal basis in the United States. At the state level, we hold, through our subsidiary Circle Internet Financial, LLC, MTLs or their equivalent in 46 states, as well as in the District of Columbia and Puerto Rico, where such licenses are required. Our activities in Wisconsin, Wyoming, and Hawaii currently do not require MTLs, and Montana does not license money transmitters. MTLs generally permit Circle Internet Financial, LLC to issue payments instruments and means of stored value. At the federal level, Circle Internet Financial, LLC is also registered as a “Money Services Business” with FinCEN, which is required for engaging as a business in money transmission services. These licenses and registrations subject us to, among other things, recordkeeping and reporting requirements; capital and bonding requirements; obligations to develop, implement, and maintain risk-based AML and CFT programs; customer due diligence requirements; limitations on the investment of customer funds, including strict fiduciary obligations and limits investments of reserves to specific categories of investments; and examination by state and federal regulatory agencies.

In addition, Circle Internet Financial, LLC was the first company approved for a BitLicense by the NYDFS, which is required for any person that engages in virtual currency business activity in New York or with New York customers. The BitLicense enables Circle Internet Financial, LLC to engage in virtual currency exchanging and trading services, electronic money transmitting with virtual currencies, issuing prepaid access/stored value with virtual currencies, and selling prepaid access/stored value with virtual currencies. Circle Internet Financial, LLC also holds a Virtual Currency License from the Louisiana Office of Financial Institutions, which, like the BitLicense issued by the NYDFS, is required for any person that engages in virtual currency business activity in Louisiana or with Louisiana customers. These licenses impose additional requirements on how we maintain the Circle stablecoin reserves. For example, NYDFS guidance requires, among other things, that USDC Reserves must be (i) fully backed by the issuer, (ii) available for timely redemptions, (iii) segregated from the proprietary assets of the issuer, (iv) limited to specified assets such as U.S. Treasury obligations with maturities of three months or less, government money market funds, U.S. dollar deposit accounts, digital assets, and other assets approved by NYDFS, and (v) attested to monthly and annually by a certified public accountant. Other jurisdictions are expected to require similar licenses. For example, California’s Digital Financial Assets law will require persons engaging in digital asset business activities to obtain a license from the California Department of Financial Protection and Innovation when the law comes into effect on July 1, 2025.

While our MTLs and money services business registration status subject us to regulations that govern material aspects of our business—for example, how we commercialize Circle stablecoins, onboard customers, and maintain adequate reserves to fully back Circle stablecoins—such regulation is not equivalent to the type of prudential regulation and supervision that applies to regulated banks, such as under the Federal Deposit Insurance Act, National Bank Act, Bank Holding Company Act, and the Federal Reserve Act, which include prudential supervision by regulators, minimum capital requirements, and specified prohibited activities.

Commodities and securities laws

The CFTC has stated in guidance and before Congress, and federal case law relating to CFTC enforcement actions have supported, that at least some digital assets, including Bitcoin, Ether, and certain stablecoins, fall within the definition of a “commodity” under the Commodities Exchange Act (the “CEA”) and the regulations of the CFTC thereunder. In particular, on October 12, 2023, the CFTC expressly stated in a complaint against a third party that USDC is a “commodity” as defined in the CEA and indicated that futures or options contracts relating to USDC are squarely within the CFTC’s jurisdiction. The CFTC has regulatory and supervisory authority with respect to so-called “commodity interest” transactions—namely, futures, options, swaps, other derivative products, and certain retail leveraged commodity transactions—involving digital assets that are non-security commodities, including the markets on which these products trade. In addition, the CFTC retains enforcement authority to police against fraud and manipulation in spot (i.e., cash) non-security commodity markets, including spot markets for digital asset commodities such as certain stablecoins.

Given our novel business model and uncertainty regarding application of some of the laws and regulations to which we may be subject, we may become subject to regulatory scrutiny or legal challenge with respect to our compliance with these requirements.

Circle’s long-standing view is that payment stablecoins—such as USDC and EURC—are not “securities” as defined in the Securities Act and the Exchange Act. However, the SEC has asserted broad regulatory authority over much of the digital asset industry. For example, it has brought enforcement actions against a number of digital asset industry participants, alleging violations of securities laws through the offering and sale of unregistered securities and other unregistered market conduct. We believe these enforcement actions have fostered regulatory uncertainty in the digital asset industry, including for stablecoin issuers, as industry participants continue to grapple with whether and to what extent the securities laws apply to participants and transactions involving digital assets. We acknowledge that the SEC or a federal court may determine that payment stablecoins in general and USDC and EURC in particular are “securities” notwithstanding our conclusion and the contrary legal positions of other federal regulators, such as the CFTC. See “Risk factors—Risks related to our business and industry—There is regulatory uncertainty regarding the classification of Circle stablecoins. Any classification of Circle stablecoins as a “security” in the United States or in other jurisdictions would subject us to additional regulation and materially impact the operation of our business.”

Evolving regulatory landscape in the United States

We are hopeful that a comprehensive U.S. federal-level regulatory framework for stablecoins will emerge in the near term. For example, the proposed Clarity for Payment Stablecoins Act of 2023 would establish a comprehensive regulatory framework for payment stablecoins. Its key provisions include:

•	establishing requirements and privileges for entities that may legally issue payment stablecoins;

•	establishing a pathway for both bank and nonbank entities to issue payment stablecoins;

•	creating a pathway for issuers to be licensed either by state or federal regulators;

•	instituting robust reserve, disclosure, and redemption standards;

•	mandating prudential regulation and supervision for federal qualified nonbank payment stablecoin issuers;

•	requiring federal prudential regulators to make rules imposing requirements for capital, liquidity, and risk management;

•

granting state regulators primary supervision, examination, and enforcement authority over state-licensed stablecoin issuers, leaving the Federal Reserve Board with secondary enforcement authority for exigent circumstances upon notice to the relevant state regulator; and

•	amending the U.S. federal securities laws to specify that payment stablecoins are not securities for purposes of those statutes.

The laws and regulations to which we are or may be subject are rapidly evolving and increasing in scope. Therefore, we monitor these areas closely and invest significant resources to ensure our business practices evolve to help us comply with the current laws, regulations, and legal standards to which we are subject, as well as to plan and prepare for changes in interpretations thereof, as well as additional laws, regulations, and legal standards that are introduced in the future.

Principal non-U.S. regulatory regimes

Outside of the United States, the activities of our foreign affiliates are, or may be, supervised by various financial regulatory authorities in the jurisdictions in which they operate and under which they are licensed to provide services. Similar to the United States, the laws and regulations applicable to virtual currency and other digital assets are evolving and subject to interpretation and change. We are constantly evaluating opportunities to expand into jurisdictions in which we currently do not operate and, should we expand into such additional jurisdictions, we may be subject to additional regulation and incur additional costs. As of the date of this prospectus, we believe the following non-U.S. jurisdictions are material to our business.

European Union

The Markets in Crypto-assets Regulation (“MiCA”), which will come into effect December 30, 2024 (other than provisions applicable to issuers of asset-referenced tokens and e-money tokens, which will come into effect June 30, 2024), generally regulates the operation of a trading platform for crypto-assets, any exchange of crypto-assets for fiat or crypto-assets, the custody and administration of crypto-assets, and any execution or the transmission of orders for crypto-assets on behalf of third parties. MiCA requires any company offering digital asset services in the European Union to be licensed by an EU member state and, among other things, establishes requirements related to governance, reserves, capital, asset safeguarding, segregation, and security. We hold a DASP registration and are in the process of procuring an E-Money Institution (“EMI”) license in France, subject to supervision by the Authorité des Marchés Financiers and the Autorité de Contrôle Prudentiel et de Résolution, respectively. When MiCA goes into effect for stablecoin issuers, we will be subject to supervision and regulation by the European Banking Authority and the European Securities and Markets Authority. The DASP would allow Circle Internet Financial Europe SAS to custody, transmit, and exchange digital assets. Although today Circle Internet Financial LLC issues EURC from the United States, the EMI would allow Circle Internet Financial Europe SAS to issue EURC from inside the European Union itself.

United Kingdom

Circle UK Trading Limited holds an Electronic Money Issuer license with the UK Financial Conduct Authority (“FCA”). Since 2020, the FCA has required all digital asset businesses to register with it. The Financial Services and Markets Act 2023 (“FSMA”) designates digital assets as regulated activity and implemented a mandate for the supervision of crypto promotions. His Majesty’s Treasury, the FCA, and the Bank of England have issued policy guidance with the aim of bringing stablecoins and other crypto assets into the regulatory perimeter. Following a period of consultations with industry, this guidance is expected to come into force in 2025.

Singapore

Circle Internet Singapore Pte Ltd. holds an MPI and is regulated by the Monetary Authority of Singapore (“MAS”). The MPI allows us to operate as a Digital Payment Token Services Provider to conduct payment/digital payment token (“DPT”) services, including those related to account issuance, domestic, and cross-border and DPT services, which includes the offering, resale, and custody of USDC. Holding an MPI does not impose any transactional or volume limits, but we are subject to more stringent requirements, such as safeguarding customer funds, complying with AML and CFT rules, and submitting regular audits and reports to MAS.

Evolving regulatory landscape abroad

There are a growing number of jurisdictions where Circle is not currently licensed that are recognizing the real-world utility of payment stablecoins. As a consequence, we are seeing new regulatory frameworks emerge to which we may one day be subject. For example, in June 2023, Japan’s Financial Services Agency implemented a legal framework for stablecoins. In September 2023, Dubai’s Virtual Assets Regulatory Authority enacted clear rules for the issuance of a “Fiat-Referenced Virtual Asset.” The regulatory frameworks in Japan and Dubai are largely consistent with Circle’s existing redemption, reserve, and transparency practices. Furthermore, the Hong Kong Monetary Authority is currently engaged in a public consultation process on a legislative proposal to regulate issuers of stablecoins within Hong Kong. The emergence of regulatory frameworks tailored to stablecoins in key financial hubs evidences a growing recognition among advanced economies that digital assets like USDC may play a critical role in the future of financial markets and payment systems.

Other regulatory requirements

Anti-money laundering and counter-terrorism regulation

As described above, we are subject to various regulations regarding AML and CFT. We maintain a AML and CFT compliance program that includes internal policies and controls, designation of compliance officers for each of our regulated subsidiaries, ongoing employee training and monitoring programs, and annual independent reviews.

Sanctions

We are required to comply with economic and trade sanctions administered by the relevant authorities in the jurisdictions in which we operate. For example, economic and trade sanctions programs administered by OFAC and by certain foreign jurisdictions prohibit or restrict fiat and cryptocurrency transactions to or from (or dealings with or involving) certain countries, regions, governments, and in certain circumstances, specified individuals and entities, as well as certain digital asset addresses. We employ a proactive, risk-based, jurisdictional screening control program to prohibit dealings with actors in sanctioned jurisdictions or designated individuals and entities through both fiat and cryptocurrency transactions. Further, we retain the ability to prevent the movement of USDC and EURC into blockchain addresses that have been designated by OFAC or certain foreign authorities, and do so following such designation.

Bribery and anti-corruption

We are subject to regulations imposed by the FCPA in the United States and similar laws in other countries, such as the Bribery Act 2010 in the United Kingdom, which generally prohibit companies and those acting on their behalf from making improper payments to foreign government officials for the purpose of obtaining or retaining business. We maintain a compliance program reasonably designed to ensure our compliance with applicable anti-bribery laws, regulations, and supervisory guidance.

Broker-dealer

SI Securities, LLC, one of our subsidiaries, is licensed and registered with the SEC as a broker-dealer. Brokers and dealers are required to be registered with the SEC and are subject to comprehensive regulation by the SEC and FINRA, in addition to state securities regulators and certain other governmental authorities. SI Securities, LLC is currently authorized to engage only in the business of effecting private placements of securities for the accounts of others. SI Securities, LLC is also a member of FINRA and the SIPC.

Privacy and protection

We are subject to a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about our customers and employees in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is regulated by multiple privacy and data protection laws and, in some cases, the privacy and data protection laws of multiple jurisdictions.

In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships. Our information security program is consistent with widely accepted industry standards such as the NIST Cybersecurity Framework and ISO 27002 and has been extended to include controls specific to the safekeeping and availability of digital assets in our custody. In addition to these traditional security controls, we further protect digital assets via strong key management controls, the offline storage of funds, financial “circuit breaker” controls, and other controls specific to preventing cyberattacks against blockchain infrastructure. Our internal controls testing program and annual external audits and assessments are designed to ensure the effectiveness of the cybersecurity program.

Consumer protection regulation

U.S. federal, state, local, and foreign regulatory agencies regulate financial products, including money transmission services. These agencies, as well as certain other governmental bodies, in particular state attorneys general, have broad consumer protection mandates and discretion in enforcing consumer protection laws, including in the case of Consumer Financial Protection Bureau matters related to unfair or deceptive abusive acts or practices. While our current product offerings do not target retail consumers, some of our prior products have been offered, and in the future our products may be offered, to retail consumers, and these agencies promulgate, interpret, and enforce rules and regulations that could affect our business.

Escheatment and unclaimed property laws

We are subject to unclaimed property laws in the United States and in other jurisdictions where we operate. These laws require us to turn over to certain government authorities the property of others held by us that has been unclaimed for a specified period of time. We hold property subject to unclaimed property laws, and we have an ongoing program designed to help us comply with these laws. However, there is significant regulatory uncertainty with how states and foreign jurisdictions treat digital assets under unclaimed property rules.

Taxation

Changes in tax and tax reporting could affect our business. For example, the IRS has proposed rulemaking that would require digital asset issuers—including stablecoin issuers—and entities that deal in and use these instruments to engage in certain transaction-level reporting. The proposed rulemaking, if enacted, may be onerous to administer and decrease the attractiveness of incorporating stablecoins into purchase and sale transactions.

Indirect regulatory requirements

We maintain relationships with certain partners—including banks and other financial institutions in the United States and abroad—that are regulated by state, local, and federal agencies. Because of these relationships, we may be subject to examination or regulatory obligations imposed on us by these institutions’ regulators (such as audit, privacy, and business continuity obligations). As knowledge of these obligations may be constructively imposed on us, we seek to account for them in our commercial agreements. For example, bank regulators generally require that they have the ability to exercise audit rights with respect to their regulated entities’ service providers; as such, our commercial contracts with our banking partners typically accommodate this requirement. In addition, our commercial agreements generally include privacy and business continuity obligations, as applicable.

Treatment of reserve assets

Throughout this prospectus, we note that our stablecoins are redeemable by Circle Mint customers on a one-for-one basis for the respective underlying fiat currencies. We base this statement on the current state of our company and operations.

We place great importance on safeguarding our reserve assets and keeping them bankruptcy remote from our general creditors. As a consequence, we believe that our stablecoins are structured in a manner that entitles the holder to absolute beneficial ownership of the underlying reserve assets, given that Circle holds only bare legal title to the underlying assets but has no beneficial interest or property rights in such assets. Therefore, the reserve assets underlying USDC and EURC, beyond the bare legal title that Circle holds, should not be considered property of our bankruptcy estate in the event of a bankruptcy or insolvency. Due to the novelty of stablecoins, however, courts have not yet considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer and have only issued a limited number of rulings related to digital assets in the context of a bankruptcy or insolvency. Should a court conclude—consistent with our position—that the underlying reserve assets are the property of stablecoin holders, and not the bankruptcy estate, stablecoin holders may still experience delays in recovering the underlying assets due to, among other things, bankruptcy administration, ongoing litigation, or application of the automatic stay. At the same time, it is possible that a court could instead determine that the reserve assets underlying USDC and EURC are property of our bankruptcy estate. If this were to happen, other creditors of Circle may be able to obtain recoveries from the underlying reserve assets and holders of our stablecoins could be treated as general unsecured creditors of Circle, which could result in our stablecoin holders receiving only partial recoveries rather than the full purported value of their stablecoin holdings.

We will continue to monitor legal, regulatory, and other developments in order to take reasonable and appropriate steps to continue the safeguarding of our reserve assets.

Intellectual property

The protection of our technology and intellectual property is an important aspect of our business. We rely upon a combination of trademark, patent, trade secret, and copyright laws in the United States and similar laws in other countries, as well as confidentiality procedures, contractual commitments, and other legal rights to establish, maintain, and protect our intellectual property and proprietary rights. We have an active program of establishing, maintaining, and protecting our intellectual property and proprietary rights, including our proprietary technology, through the filing of patents, registration of trademarks, and use of contractual measures and other intellectual property rights. We generally enter into agreements with our employees, consultants, contractors, and other third parties that include confidentiality and nondisclosure provisions in order to limit access to, and disclosure and use of, our confidential information, trade secrets, know-how, and proprietary technology. Those agreements also often include invention or work product assignment provisions to establish, maintain, and protect our brand and other intellectual property rights. We may also agree to license our intellectual property to third parties as part of various agreements.

As of March 31, 2024, we held 15 registered trademarks in the United States, including the Circle name and Circle logo, and also held 270 registered trademarks in foreign jurisdictions. We also had 30 pending trademark applications in the United States, as well as 48 pending trademark applications in foreign jurisdictions. We intend to file additional trademark applications with respect to our brands. We have three issued patents in the United States and filed 16 nonprovisional patent applications and three provisional applications in the United States, as well as two patent applications in foreign jurisdictions, with respect to our technology.

Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated.

Further, intellectual property protection may not be available to us in every country in which our products are available and the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and, therefore, in certain jurisdictions, we may be unable to protect our intellectual property. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or technologies that are substantially similar to ours and that compete with our business. See “Risk factors—Risks related to intellectual property—Our intellectual property rights are valuable. Any inability to protect and enforce such intellectual property rights could adversely impact our business, results of operations, financial condition, and prospects” for a more comprehensive description of risks related to our intellectual property and proprietary rights.

Legal proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. The results of litigation and claims cannot be predicted with certainty. Refer to Note 23 to our consolidated financial statements included elsewhere in this prospectus for a summary of legal proceedings to which we are a party.

Management

Biographical information of our executive officers and directors

The following table provides information regarding our executive officers and our board of directors as of the date of this prospectus:

Name	Age	Position(s)

Jeremy Allaire		Chairman and Chief Executive Officer

Elisabeth Carpenter		Chief Operating Officer

Jeremy Fox-Geen		Chief Financial Officer

Nikhil Chandhok		Chief Product Officer

Heath Tarbert		Chief Legal Officer and Head of Corporate Affairs

P. Sean Neville		Director

Rajeev Date		Director

David Orfao		Director

M. Michele Burns		Director

Danita Ostling		Director

Anita Sands		Director

Craig Broderick		Director

Jeremy Allaire  has served as our Chairman and Chief Executive Officer since our founding in August 2013. Mr. Allaire previously served as co-founder and Chief Executive Officer of Brightcove, technologist and entrepreneur in residence at General Catalyst, Chief Technology Officer of Macromedia, and co-founder and Chief Technology Officer of Allaire Corporation. Mr. Allaire holds a B.A. in political science and philosophy from Macalester College. As our co-founder and Chief Executive Officer, we believe Mr. Allaire is a valuable member of our board of directors.

Elisabeth Carpenter  has served as our Chief Operating Officer since July 2017 and previously as our Chief People Officer from June 2016 to June 2017. Ms. Carpenter previously held executive, leadership positions at Evertrue, Brightcove, News Corporation, and British Sky Broadcasting. Ms. Carpenter holds an A.B. from Harvard University, an M.B.A. from Harvard Business School, and a J.D. from Columbia Law School.

Jeremy Fox-Geen  has served as our Chief Financial Officer since May 2021. From March 2020 to May 2021, Mr. Fox-Geen served as the Chief Financial Officer for both iStar and Safehold. From August 2016 to March 2020, Mr. Fox-Geen served as the Chief Financial Officer for McKinsey & Company, North America. Mr. Fox-Geen previously held senior leadership positions with PricewaterhouseCoopers, Citigroup, and McKinsey & Company. Mr. Fox-Geen holds an M.A. in mathematics and philosophy from Oxford University.

Nikhil Chandhok  has served as our Chief Product Officer since February 2022. From January 2018 to February 2022, Mr. Chandhok served in various senior product development roles at Meta. Mr. Chandhok previously helped develop tech-forward products and software that advanced mobile devices, streaming video, AI, and augmented reality at Google, YouTube, and Microsoft. Mr. Chandhok holds a B.E. in computer engineering from Pune University and an M.S. in computer and information science from Ohio State University.

Heath Tarbert  has served as our Chief Legal Officer and Head of Corporate Affairs since July 2023. From April 2021 to June 2023, Mr. Tarbert served as the Chief Legal Officer of Citadel Securities, and from July 2019 to January 2021, he served as the 14th Chairman and Chief Executive of the CFTC. Earlier in his career, Mr. Tarbert held key leadership positions in international finance, policy, and law including as an Assistant Secretary of the Treasury, U.S. Executive Director of the World Bank Group, Associate White House Counsel, and as a law clerk to the Supreme Court of the United States. He holds a B.S. in accounting and international business from Mount St. Mary’s University, a J.D. and S.J.D. from the University of Pennsylvania, and an M.St. and D.Phil. in comparative law from Oxford University.

P. Sean Neville  is a co-founder of Circle and has been affiliated with our company since our founding in August 2013 and joined our board of directors in May 2016. From August 2013 to December 2019, Mr. Neville served as our Chief Technology Officer and President. Mr. Neville is currently founder and Chief Executive Officer of Catena Labs and crypto venture studio Xdotzero. Mr. Neville previously served in product and engineering leadership roles at Adobe, Brightcove, Macromedia, and Allaire, and was founder of Sevenchord Studios. Mr. Neville holds a B.A. from Kennesaw University. We believe that Mr. Neville’s experience as a co-founder of Circle and as a technologist in the digital asset industry makes him a valuable member of our board of directors.

Rajeev Date  has served as a member of our board of directors since October 2013. Mr. Date has served as Managing Director of Fenway Summer since April 2013. Mr. Date previously served as the first Deputy Director of the U.S. Consumer Financial Protection Bureau and as a Managing Director in the Financial Institutions Group at Deutsche Bank Securities. In addition to our board of directors, Mr. Date serves on the board of directors of Customers Bancorp. Mr. Date formerly served on the boards of directors of Green Dot, Better Mortgage, Prosper Marketplace, and Megalith Financial Acquisition Corp. Mr. Date holds a B.S. in engineering from the University of California at Berkeley and a J.D. from Harvard Law School. We believe that Mr. Date’s extensive experience in the private and public sector, the perspective he brings as both an investor and board member at leading FinTech companies, and his understanding of the unique needs of operations and governance at regulated companies make him a valuable member of our board of directors.

David Orfao  has served as a member of our board of directors since October 2013. Mr. Orfao has served as Managing Director of General Catalyst Partners since January 2000. Mr. Orfao holds a B.S. in business and accounting from Norwich University. We believe that Mr. Orfao’s perspective as both an investor and board member at leading FinTech companies makes him a valuable member of our board of directors.

M. Michele Burns  has served as a member of our board of directors since December 2013. From October 2011 to February 2014, Ms. Burns served as the Chief Executive Officer of Retirement Policy Center. Ms. Burns previously served as the Chief Executive Officer of Mercer, a subsidiary of Marsh & McLennan, the Chief Financial Officer of MMC, the Chief Financial Officer of Mirant, the Chief Financial Officer of Delta Airlines, and a Partner at Arthur Andersen. In addition to our board of directors, Ms. Burns serves on the boards of directors of Goldman Sachs, Anheuser-Busch, and Etsy. Ms. Burns previously served on the boards of directors of Cisco Systems and Alexion Pharmaceuticals. Ms. Burns holds a B.B.A. and a M.Acc. from the University of Georgia. We believe that Ms. Burns’ expertise in corporate finance, accounting, and strategy and her experience as a public company chief financial officer and director make her a valuable member of our board of directors.

Danita Ostling  has served as a member of our board of directors since October 2021. From August 1999 to June 2021, Ms. Ostling practiced at Ernst & Young, serving as a partner, servicing a broad spectrum of publicly traded and privately held clients on complex issues in accounting, auditing, risk, regulatory, and securities registrations, and serving in senior leadership positions such as the Professional Practice Director for Ernst & Young’s U.S. East Region and as Deputy Director Global Assurance Professional Practice – Accounting. In addition to our board of directors, Ms. Ostling serves on the boards of directors of nVent Electric and Dover.

Ms. Ostling holds a B.S. in accounting from the University of Arkansas at Little Rock. We believe that Ms. Ostling’s experience working with large global organizations on complex issues makes her a valuable member of our board of directors.

Anita Sands  has served as a member of our board of directors since January 2022. Since March 2017, Ms. Sands has served as a Senior Partner at Sands Point Consulting, which advises technology-based startups, CEOs, and founders. Ms. Sands previously served as a Senior Advisor and Strategic Consultant at Trewstar Corporate Board Services, as Group Managing Director, Head of Change Leadership, and a member of the Wealth Management Americas Executive Committee of UBS Financial Services, and as Group Managing Director and Chief Operating Officer of UBS Wealth Management Americas at UBS Financial Services, and held leadership positions with Citigroup, RBC, and CIBC. In addition to our board of directors, Ms. Sands serves on the boards of directors of ServiceNow and Nu Holdings. Ms. Sands previously served on the boards of directors of SVF Investment Corp, Pure Storage, Khosla Ventures Acquisition Co II, iStar, ThoughtWorks, and Symantec. Ms. Sands holds a B.S. in physics and applied mathematics from The Queen’s University of Belfast, Northern Ireland, a Ph.D. in atomic and molecular physics from The Queen’s University of Belfast, Northern Ireland, and an M.S. in public policy and management from Carnegie Mellon University. We believe Ms. Sands’ executive leadership experience and extensive service on boards of directors of various companies in the technology sector make her a valuable member of our board of directors.

Craig Broderick  has served as a member of our board of directors since June 2023. From 1985 to January 2018, Mr. Broderick served in various positions with Goldman Sachs, including as Chief Risk Officer from 2008 to January 2018, overseeing the firm’s credit, market, liquidity, operational, model, counterparty, and insurance risks. In addition to our board of directors, Mr. Broderick serves on the boards of directors of the Bank of Montreal, McDermott International, and RMG Acquisition Corp III. Mr. Broderick previously served on the boards of directors of RMG Acquisition Corp I and RMG Acquisition Corp II. Mr. Broderick holds a B.A. in economics from the College of William and Mary. We believe that Mr. Broderick’s expertise in risk management and service in organizations that align with our mission make him a valuable member of our board of directors.

Relationships

There are no familial relationships between any of our executive officers and directors.

Director independence

Upon completion of the offering, our board of directors will consist of      members. Our board has determined that each of     ,     , and      is independent under applicable Exchange listing standards.

Board composition

Our directors will be divided into three classes serving staggered three-year terms. Class I directors (being      and     ), Class II directors (being      and     ), and Class III directors (being      and     ) will serve until our annual meetings of stockholders in 2025, 2026, and 2027, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Board committees

Our board of directors will have an audit committee, a compensation committee, a nominating and corporate governance committee, and a risk committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit committee

The members of our audit committee will be      (chair),     , and     . The composition of our audit committee meets the requirements for independence under the Exchange listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that      is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related-party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation committee

The members of our compensation committee will be      (chair),     , and     . Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and meets the requirements for independence under the Exchange listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and corporate governance committee

The members of our nominating and corporate governance committee will be      (chair),     , and     . Each member of our nominating and corporate governance committee is an independent director under the Exchange listing standards. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Risk committee

The members of our risk committee will be      (chair),     , and     . Our risk committee is responsible for, among other things:

•	overseeing our approach to enterprise risk management and related policies, practices, and guidelines;

•	overseeing our approach to maintaining and enhancing our compliance program; and

•	together with the audit committee, reviewing the internal audit results regarding the effectiveness of our risk governance framework.

Code of conduct and ethics

In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation committee interlocks and insider participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

Executive and director compensation

Executive compensation

The following table sets forth information concerning the compensation paid to our Chief Executive Officer and our two other most highly compensated executive officers during our fiscal years ended December 31, 2023 and 2022 (collectively referred to as our “named executive officers” or “NEOs”).

Summary compensation table

Name and principal position	Year	Salary($)	Bonus ($)		Stock awards ($)(1)	Option awards ($)(2)	Non -equity incentive plan compen- sation ($)	All other compen- sation ($)(3)	Total ($)
Jeremy Allaire	2023	850,000	—		3,849,977	3,868,126	1,386,350	1,167,547	11,122,000
Co-Founder and Chief Executive Officer	2022	850,000	—		3,799,982	3,802,527	1,154,300	107,963	9,714,772
Elisabeth Carpenter	2023	500,000	—		1,749,975	1,755,930	640,750	218,437	4,865,092
Chief Operating Officer	2022	500,000	—		1,549,964	1,550,956	533,500	—	4,134,420
Heath Tarbert(4)	2023	250,000	500,000	(5)	11,421,846	11,890,559	412,500	—	24,474,905
Chief Legal Officer and Head of Corporate Affairs

(1)	The amounts reported represent the aggregate grant date fair value of the restricted stock unit awards granted to the NEOs during 2023, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock unit awards reported in this column are set forth in Note 18 of our financial statements for the year ended December 31, 2023 included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock unit awards and do not correspond to the actual economic value that may be received by our NEOs upon the vesting and settlement of the restricted stock unit awards or any sale of the underlying shares of Circle following settlement.

(2)	The amounts reported represent the aggregate grant date fair value of the option awards granted to the NEOs during 2023, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the option awards reported in this column are set forth in Note 18 of our financial statements for the year ended December 31, 2023 included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these option awards and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the option awards or any sale of the underlying shares of Circle.

(3)	The amount reported reflects costs related to personal security services for Mr. Allaire and Ms. Carpenter.

(4)	Mr. Tarbert commenced his employment with us on July 1, 2023 and his base salary and cash-based incentive compensation were pro-rated accordingly.

(5)	Represents a one-time sign-on bonus granted in connection with Mr. Tarbert’s commencement of employment.

Narrative disclosure to the summary compensation table

Base salaries

Each of the NEOs is paid a base salary commensurate with his or her skill set, experience, performance, role, and responsibilities. For fiscal year 2023, the annual base salaries for Mr. Allaire, Ms. Carpenter, and Mr. Tarbert were $850,000, $500,000, and $500,000, respectively.

Annual Short-Term Incentive Plan (“STIP”)

The STIP is a cash-based plan that rewards the NEOs and other executive leadership team members for the achievement of key short-term objectives established by our compensation committee over two six-month performance periods. For the 2023 plan year (the “2023 STIP”), the target annual bonuses for Mr. Allaire, Ms. Carpenter, and Mr. Tarbert were 140%, 110%, and 110%, respectively, of the applicable NEO’s annual base salary. Bonuses under the 2023 STIP were payable between 0% and 150% of target levels, determined as follows: (i) for the January 1, 2023 to June 30, 2023 performance period, based on the achievement against rate-adjusted

Revenue (65%) and cash operating expense (35%) and (ii) for the July 1, 2023 to December 31, 2023 performance period based on the achievement of the following corporate performance goals: adjusted EBITDA (70%), non-financial strategic goals (30%). For 2023, the performance goals for the first performance period were achieved at 83% of target levels, and the performance goal for the second performance period was achieved at 150% of target levels, resulting in an aggregate funding level under the 2023 STIP of 116.5%. Accordingly, payouts to the NEOs were as follows: (i) Mr. Allaire, $1,386,350, (ii) Ms. Carpenter, $640,750, and (iii) Mr. Tarbert, $412,500.

Equity incentive compensation

During fiscal year 2023, we granted option awards and RSUs to our NEOs, as described in more detail in the “Outstanding Equity Awards at Fiscal 2023 Year-End” table. The awards granted to Mr. Tarbert represent one-time new hire awards in the form of restricted stock units having an aggregate grant date value of $11,421,846 and stock options having an aggregate grant date value of $11,890,559, commensurate with the Company’s historical practices for executive new hire grants.

Health and welfare benefits

Our executive officers, including our NEOs, are eligible to receive the same employee benefits that are generally available to all of our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include our medical, dental and vision insurance, and life and disability insurance plans. In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

In addition, we maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to the applicable annual limits set forth in the Internal Revenue Code of 1986, as amended (the “Code”). In fiscal year 2023, we matched 100% of the first 3% of contributions by plan participants, and 50% of the next 2% of contributions by plan participants, subject to annual contribution limits set forth in the Code. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Perquisites and personal benefits

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers, including our NEOs, except as generally made available to our employees, or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to reward long-standing service to us, to make our executive officers more efficient and effective, and for recruitment and retention purposes.

In fiscal year 2023, we provided payment for the expenses for personal security to Mr. Allaire and Ms. Carpenter to address safety concerns arising as a result of their positions as our Chief Executive Officer and Chief Operating Officer. We required these security and privacy measures for Circle’s benefit because of the importance of their roles to our company, and we believe that the scope and costs of these security measures were appropriate and necessary. We have reported the aggregate incremental cost to the Company for these services in the “All Other Compensation” column of the Summary Compensation Table above.

Employment arrangements with NEOs

We have entered into offer letters with each of our NEOs. We have also adopted executive severance guidelines (the “Executive Severance Guidelines”), which provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of Circle. All of our NEOs are eligible for severance benefits under the Executive Severance Guidelines and the terms of the Executive Severance Guidelines replace the severance provisions in such NEO’s offer letters, if any.

Offer letters

The material terms of the applicable offer letters with Mr. Allaire, Ms. Carpenter, and Mr. Tarbert are described below.

Jeremy Allaire. We entered into an executive employment agreement with Mr. Allaire, dated June 14, 2021, which detailed his then-current terms of employment and acknowledged that he had been employed by Circle since August 26, 2013 (the “Allaire Offer Letter”) in the position of co-founder and Chief Executive Officer. The Allaire Offer Letter sets forth Mr. Allaire’s annual base salary, his target bonus amount, and his eligibility to participate in our equity incentive plan and our benefit plans generally. Mr. Allaire is subject to our standard noncompetition, non-solicitation, confidentiality, and assignment agreement, which provides for restrictions on noncompetition (during employment and for one year post-termination), employee and customer non-solicitation (during employment and for one year post-termination), confidentiality (perpetual), and assignment of intellectual property rights.

Elisabeth Carpenter. We entered into an offer letter with Ms. Carpenter, dated as of May 9, 2016 (the “Carpenter Offer Letter”). The Carpenter Offer Letter sets forth the terms of Ms. Carpenter’s employment, including her positions and duties, her annual base salary, her target bonus amount and her eligibility to participate in our equity incentive plan and our benefit plans generally. Ms. Carpenter is subject to our standard noncompetition, non-solicitation, confidentiality, and assignment agreement, which provides for restrictions on noncompetition (during employment and for one year post-termination), employee and customer non-solicitation (during employment and for one year post-termination), confidentiality (perpetual), and assignment of intellectual property rights.

Heath Tarbert. We entered into an offer letter with Mr. Tarbert, dated as of April 18, 2023 (the “Tarbert Offer Letter”). The Tarbert Offer Letter sets forth the terms of Mr. Tarbert’s employment, including his positions and duties, his annual base salary, his target bonus amount and his eligibility to participate in our equity incentive plan and benefit plans generally. Mr. Tarbert is subject to our standard non-solicitation, confidentiality, and assignment agreement, which provides for restrictions on employee and customer non-solicitation (during employment and for one year post-termination), confidentiality (perpetual), and assignment of intellectual property rights.

Executive Severance Guidelines

We maintain the Executive Severance Guidelines, which provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of Circle. As a condition to receiving any severance pay or benefits under the Executive Severance Guidelines, the NEO must execute a release of claims in favor of Circle.

Generally, the following definitions would apply under the Executive Severance Guidelines:

“Cause” generally means (i) the employee’s dishonest statements or acts with respect to Circle, or any current or prospective customers, suppliers, vendors, or other third parties with which Circle does business; (ii) the employee’s commission of (a) a felony or (b) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the employee’s willful failure to perform his or her assigned duties and responsibilities which failure continues after written notice given to the employee by Circle; (iv) the employee’s gross negligence, willful misconduct, or insubordination with respect to Circle or any affiliate of Circle; or (v) the employee’s material violation of any provision of any agreement(s) between the employee and Circle relating to non-solicitation, nondisclosure, and/or assignment of inventions.

“Good Reason” generally means any of the following unless such event is agreed to, in writing or as set forth below, by the employee: (i) a material reduction in the employee’s salary or benefits (excluding the substitution of substantially equivalent compensation and benefits), other than as a result of a reduction in compensation affecting all employees of Circle, or its successor entity, generally; (ii) a material diminution of the employee’s duties or responsibilities; (iii) a relocation by Circle of the employee’s place of employment to a location other than the employee’s home office; and (iv) change of reporting line; provided that, if any of the events set forth above occurs, the employee is required to give prompt written notice of such event to Circle or its successor entity, and if such event is not cured within 30 days from such notice, the employee may exercise his or her right to resign for Good Reason.

Termination without cause or for good reason (not involving a change in control)

Each of our NEOs is eligible to receive certain termination benefits upon a termination by Circle without “cause” or by such individual for “good reason,” other than in connection with a change in control of Circle. The Executive Severance Guidelines provide for delivery to the NEO of the following:

Name	Cash severance	Benefit continuation	Equity awards
Jeremy Allaire	1.5x the sum of base salary and target bonus	Continuation of medical and welfare benefits at Circle’s cost for the one-year period following the date of termination	Outstanding equity incentive awards will be treated in accordance with their terms and conditions
Elisabeth Carpenter	1.0x the sum of base salary and pro rata target bonus	Continuation of medical and welfare benefits at Circle’s cost for the one-year period following the date of termination	Vested options will remain exercisable for nine months Other outstanding equity incentive awards will be treated in accordance with their terms and conditions
Heath Tarbert	1.0x the sum of base salary and pro rata target bonus	Continuation of medical and welfare benefits at Circle’s cost for the one-year period following the date of termination	Vested options will remain exercisable for nine months Other outstanding equity incentive awards will be treated in accordance with their terms and conditions

Termination without cause or for good reason in connection with a change in control

Under the Executive Severance Guidelines, in the event that the NEO’s employment is terminated by Circle without “cause” or by such individual for “good reason,” in each case, within three months prior to or

12 months after a “change in control” of Circle, then such individual would be eligible to receive the payments and benefits detailed below:

Name	Cash benefit	Benefit continuation	Equity awards
Jeremy Allaire	(i) 2.0x the sum of base salary and target bonus; and (ii) pro rata target bonus for the year of termination	Continuation of medical and welfare benefits at Circle’s cost for the two-year period following the date of termination	100% acceleration of outstanding time-based equity awards
Elisabeth Carpenter	1.5x the sum of base salary and pro rata target bonus	Continuation of medical and welfare benefits at Circle’s cost for the 18-month period following the date of termination	100% acceleration of outstanding time-based equity awards Vested options will remain exercisable for 12 months
Heath Tarbert	1.5x the sum of base salary and pro rata target bonus	Continuation of medical and welfare benefits at Circle’s cost for the 18-month period following the date of termination	100% acceleration of outstanding time-based equity awards Vested options will remain exercisable for 12 months

The Executive Severance Guidelines also include a “best net” provision such that if the amounts to be received upon a termination of employment in connection with a change in control would trigger the excise tax on parachute payments, either the payments will be lowered so as not to trigger the excise tax, or they will be paid in full subject to the tax, whichever produces the better net after-tax position.

Employee benefit and equity compensation plans and arrangements

2013 Circle Internet Financial Limited Share Award Scheme

The 2013 Circle Internet Financial Limited Share Award Scheme (the “Prior Plan”) was adopted on August 22, 2013 and amended on August 16, 2023. The Prior Plan allows for the grant of awards, consisting of options, conditional share awards, and restricted share awards to employees, directors, and consultants of Circle or any of its subsidiaries.

Our board of directors is responsible for the administration of the Prior Plan and may, from time to time, make or amend regulations for the administration of the Prior Plan as long as they are not inconsistent with the rules of the Prior Plan. The decision of the board of directors on all matters relating to the administration of the Prior Plan, including the resolution of any ambiguity of the rules in the Prior Plan, is final and binding. The board of directors may also terminate or, from time to time, suspend the grant of awards. The board of directors may also make, subject to certain restrictions, amendments to the rules of the Prior Plan or any subplans.

Generally, an award is granted by the execution by Circle of an award certificate, which provides information regarding the award’s date of grant, the number of shares issued pursuant to the award, vesting schedule, exercisability (if applicable), whether an option is an “incentive stock option” under the Code or a nonqualified stock option, and transfer restrictions.

In the case of options, the board of directors has absolute discretion to determine the exercise price; provided that such exercise price cannot be less than the nominal value of a fully paid voting ordinary share of Circle (a “Scheme Share”). No award may be granted after August 22, 2033.

With the exception of an individual’s death or in the event of a corporate transaction, awards are not capable of being transferred, charged, or otherwise alienated. Any time an award holder purports to make one of these transfers, the award shall lapse immediately.

The maximum number of Scheme Shares which may be the subject of awards under the Prior Plan may not exceed 65,313,680. Where an award has lapsed, been renounced, or otherwise becomes incapable of vesting, it shall not be counted towards the limit. If an award is granted that causes the maximum limit to be exceeded, then only the awards which do not cause the limit to be exceeded shall be effective.

Subject to certain provisions of the Prior Plan, no award can be exercised after the tenth anniversary of the date of grant (the seventh anniversary for an Irish tax resident). With the exception of certain special circumstances, an award can only be exercised while the award holder is employed by Circle or any of its subsidiaries. Subject to certain provisions, a vested award may be exercised in whole or in part at any time after its date of grant.

When there are certain corporate transactions related to Circle, such as a compulsory acquisition, a general offer, a reconstruction, a merger or division of Circle, the winding up of Circle, or the sale of Circle’s business or subsidiary, the board of directors has discretion (subject to certain requirements) to allow all awards (vested or unvested) to be exercised in whole or in part. In certain circumstances, if the board of directors exercises such discretion and the awards are not exercised, they will instead lapse. In certain corporate transactions, if Circle is acquired, all award holders may be required to release their awards in consideration of the grant of a new award. The board of directors also has discretion (subject to certain restrictions) to determine that certain of the awards shall vest (in whole or in part) conditionally and become exercisable on the date that Circle becomes listed on a stock exchange and any unvested awards will lapse.

An option award can lapse when it has not been exercised after the tenth anniversary of the date of grant (the seventh anniversary for an Irish tax resident). An option award can also lapse when the award holder ceases to be a director, an employee, or a consultant with Circle or any of its subsidiaries. An option award will lapse when an order is made by a court (or when a resolution is passed) for the compulsory winding up of Circle. Finally, an option award lapses when the award holder becomes bankrupt or enters into a compromise with their creditors, generally except as permitted under certain circumstances. Prior to the exercise of an option award, an award holder has no rights in respect of any Scheme Shares.

In the event of a reorganization, vesting conditions may be adjusted by the board of directors, subject to an auditors’ confirmation that the adjustment is fair and reasonable and notice to the award holder.

The board of directors generally has the authority to amend the Prior Plan; provided that such amendment may not be made for the benefit of existing or future award holders relating to who may be eligible to participate in the Prior Plan, the share reserve, and certain other matters, without prior approval by Circle in general meeting (or written approval of a majority of the voting power). No amendment or termination of the Prior Plan may adversely affect the rights of an existing award holder unless approved by such award holder.

The Prior Plan includes two addendums, one applicable for U.S. participants and one applicable for UK participants and, along with other provisions, provides for certain requirements relating to the grant of incentive stock options (for U.S. participants) and EMI options (for UK participants).

As of December 31, 2023, options to purchase 24,452,657 ordinary shares at a weighted average exercise price of $8.26 per share plus 10,900,479 RSUs were outstanding under the Prior Plan and 764,147 ordinary shares remained available for future issuance under the Prior Plan. In connection with our Redomiciliation, it is expected that Circle Internet Group, Inc. will assume the awards outstanding under the Prior Plan, in connection with which each award will be adjusted such that the underlying shares with respect to Circle Internet Financial Limited will be replaced by shares with respect to Circle Internet Group, Inc. on a one-for-one basis (with exercise prices underlying outstanding stock options remaining the same). Following the initial public offering, no further grants of any awards were or will be made under the Prior Plan.

2024 Equity Incentive Plan

In connection with this offering, Circle intends to adopt a new equity incentive plan (the “2024 Plan”). The 2024 Plan will allow Circle to make equity and equity-based incentive awards to officers, employees, non-employee directors, and consultants of Circle and its affiliates. The board of directors anticipates that providing such persons with a direct stake in Circle will assure a closer alignment of the interests of such individuals with those of Circle and its shareholders, thereby stimulating their efforts on Circle’s behalf and strengthening their desire to remain with Circle and its affiliates. Details of the material terms and conditions of the 2024 Plan will be included in a future filing.

2024 Employee Stock Purchase Plan

In connection with this offering, Circle intends to adopt an employee stock purchase plan (the “2024 ESPP”), which will be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. We believe that the adoption of the 2024 ESPP will benefit Circle by providing employees with an opportunity to acquire Circle shares and will enable Circle to attract, retain and motivate valued employees. Details of the material terms and conditions of the 2024 ESPP will be included in a future filing.

Outstanding equity awards at fiscal year-end

The following table sets forth information concerning outstanding equity awards for our named executive officers as of the end of our fiscal year ended December 31, 2023.

	Option awards(1)					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)
Jeremy Allaire	552,938	—		$0.08	11-Sep-2028	—		—
	566,666	16,667	(2)	$0.08	16-Jan-2030	—		—
	69,710	75,772	(3)	$48.45	04-May-2032	—		—
	—	241,228	(3)	$32.95	13-Apr-2033	—		—
	—	30	(3)	$32.95	03-May-2033	—		—
	—	—				78,431	(4)	$2,181,166.11
						116,843	(4)	$3,249,403.83
Elisabeth Carpenter	76,792	—		$0.08	31-Jul-2027	—		—
	18,011	—		$0.08	31-Jul-2027	—		—
	175,208	—		$0.08	24-Jun-2029	—		—
	637,500	18,750	(2)	$0.08	16-Jan-2030	—		—
	1,759,660	414,038	(2)	$0.08	27-Aug-2030	—		—
	28,434	30,907	(3)	$48.45	04-May-2032	—		—
	—	109,649	(3)	$32.95	13-Apr-2033	—		—
	—	14	(3)	$32.95	03-May-2033	—		—
	—	—				31,991	(4)	$889,669.71
						53,110	(4)	$1,476,989.10
Heath Tarbert	—	939,968	(3)	$25.09	28-Aug-2033	—		—
	—	—				455,235	(4)	$12,660,085.35

(1)	Each equity award was granted under and is subject to the terms of our Prior Plan.

(2)	1/48 of the shares subject to the option award vest each month following the vesting commencement date, subject to the applicable NEO’s continued service relationship with Circle through each applicable vesting date. The award is also subject to certain acceleration of vesting provisions as set forth in the Executive Severance Guidelines.

(3)	1/4 of the shares subject to the option award vest upon the one-year anniversary following the vesting commencement date and remaining portion vest in 36 successive equal monthly installments thereafter, in each case, subject to the NEO’s continued service relationship with Circle through each applicable vesting date. The award is also subject to certain acceleration of vesting provisions as set forth in the Executive Severance Guidelines.

(4)	These RSUs vest based on the satisfaction of both service-based and liquidity-based vesting conditions and will expire if not vested prior to the seventh anniversary of the grant date. The service-based vesting period for these RSU awards is scheduled over four years, with 1/4 of the shares subject to these RSU awards vesting upon the first anniversary of the vesting commencement date and the remaining portion vesting in 36 successive equal monthly installments thereafter, in each case, subject to the NEO’s continued service relationship with Circle through each applicable vesting date. The liquidity-based vesting condition will be deemed satisfied in connection with our initial public offering.

Director compensation

Director compensation policy

We maintain a non-employee director compensation policy, as further described below. The policy, which is generally reviewed annually, is designed to align compensation with Circle’s business objectives and the creation of shareholder value, while enabling Circle to attract and retain directors who contribute to the long-term success of Circle.

Under the policy (as most recently updated in February 2024), our non-employee directors will be eligible to receive cash retainers, which will be pro-rated for partial years of service, and equity awards as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors	$80,000
Additional retainer for annual service as a lead director of the board of directors	$30,000
Additional Annual Retainer for Committee Membership
Annual service as audit committee chairperson	$35,000
Annual service as member of the audit committee (other than chair)	$15,000
Annual service as compensation committee chairperson	$20,000
Annual service as member of the compensation committee (other than chair)	$9,000
Annual service as risk committee chairperson	$27,500
Annual service as member of the risk committee (other than chair)	$12,000
Annual service as nominating and governance committee chairperson	$15,000
Annual service as member of the nominating and governance committee (other than chair)	$6,000

In addition, each non-employee director is eligible to receive a restricted stock unit grant with a grant date value of $220,000, the vesting conditions of which are set forth in the notes to the table below. Furthermore, upon appointment to the Board, each non-employee director is eligible to receive a one-time restricted stock unit grant with a grant date value of $400,000, the vesting conditions of which are set forth in the notes to the table below.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director of Circle for service as a non-employee director in a calendar year period will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $750,000 in any other calendar year.

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the board of directors or any committee thereof.

Employee directors will receive no additional compensation for their service as a director.

2023 director compensation table

During fiscal year 2023, our non-employee directors were eligible to receive cash retainers, as follows (pro-rated for partial years of service): (i) for annual service on the board of directors, $65,000; (ii) for annual service as a lead director of the board of directors, an additional $30,000; (iii) for annual service on the audit committee, $35,000 for service as chairperson and $15,000 for service as a member; (iv) for annual service on the risk committee, $27,500 for service as chairperson and $12,000 for service as a member; (v) for annual service on the compensation committee, $20,000 for service as chairperson and $9,000 for service as a member; and (vi) for annual service on the nominating and governance committee, $15,000 for service as chairperson and $6,000 for service as a member.

In addition, each non-employee director received a restricted stock unit grant with a grant date value of $220,000, the vesting conditions of which are set forth in the notes to table below.

The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2023, under our non-employee director compensation policy in effect during fiscal year 2023. Mr. Allaire, our co-founder and Chief Executive Officer, did not receive any additional compensation from Circle for his services on the board of directors. The compensation received by Mr. Allaire as an NEO is set forth above in “—Executive Compensation—2023 Summary Compensation Table.”

Name(1)	Fees earned or paid in cash($)	Stock awards($)(2)		All Other Compensation($)(3)	Total($)
P. Sean Neville	81,239	219,974		2,386	303,599
Rajeev Date	100,000	219,974		3,252	323,226
David Orfao	—	—		—	—
M. Michele Burns	82,478	219,974		2,636	305,088
Quan Zhou(4)	—	—		—	—
Danita Ostling	104,957	412,439	(5)	8,921	526,317
Anita Sands	80,196	412,439	(5)	1,431	494,066
Craig Broderick	52,677	399,985		—	452,662

(1)	No compensation was paid to Messrs. Orfao and Zhou in fiscal 2023.

(2)	The amounts reported represent the aggregate grant date fair value of the restricted stock unit awards granted to the non-employee directors during 2023, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock unit awards reported in this column are set forth in Note 18 of our financial statements for the year ended December 31, 2023 included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these restricted stock unit awards and do not correspond to the actual economic value that may be received by our non-employee directors upon the vesting and settlement of the restricted stock unit awards or any sale of the underlying shares of Circle following settlement.

For Mr. Neville, Mr. Date, Ms. Burns, Ms. Ostling, and Ms. Sands, the RSUs vest based on the satisfaction of both service-based and liquidity-based vesting conditions and will expire if not vested prior to the seventh anniversary of the grant date. The service-based vesting period for these RSU awards has been satisfied as of January 1, 2024. The liquidity-based vesting condition will be deemed satisfied in connection with our initial public offering. For Mr. Broderick, the time-based condition is three annual installments commencing on June 1, 2024.

The aggregate number of stock awards outstanding for each of our non-employee directors as of December 31, 2023 was: Mr. Neville, 6,676; Mr. Date, 6,676; Mr. Orfao, 0; Ms. Burns, 6,676; Mr. Zhou, 0; Ms. Ostling, 14,347; Ms. Sands, 14,347; and Mr. Broderick, 15,942.

The aggregate number of options awards outstanding for each of our non-employee directors as of December 31, 2023 was: Mr. Neville, 2,059,073; Mr. Date, 45,833; Mr. Orfao, 0; Ms. Burns, 200,000; Mr. Zhou, 0; Ms. Ostling, 0; and Ms. Sands, 0; and Mr. Broderick, 0.

(3)	The amounts reported represent one-time tax gross-ups paid in connection with missed income tax withholdings under Irish law.

(4)	Mr. Zhou resigned from our board of directors on February 11, 2024.

(5)	For each of Ms. Ostling and Ms. Sands, also includes awards of 7,671 RSUs originally granted on February 4, 2022, with a grant date fair value of $197,998, which were canceled without vesting on September 2, 2023. The board subsequently granted 7,671 RSUs on September 2, 2023, with a grant date fair value of $192,465, with double-trigger vesting conditions as described in footnote (2) above.

Certain relationships and related-party transactions

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock (whom we refer to as our related parties) had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive and director compensation.”

Stockholder agreements

On      , 2024, in connection with our redomicile to Delaware, we entered into the following agreements with certain of our stockholders:

•

An Investors’ Rights Agreement (as amended from time to time, the “Investors’ Rights Agreement”), which provides for, among other things, certain pre-emptive rights, information rights, and registration rights. The rights granted under the Investors’ Rights Agreement (other than the registration rights thereunder) will terminate upon the completion of this offering;

•

A Voting Agreement (as amended from time to time, the “Voting Agreement”), which provides for, among other things, the right of certain stockholders to designate a number of members of our board of directors. The Voting Agreement will terminate upon the completion of this offering; and

•

A Share Sale Agreement (as amended from time to time, the “Share Sale Agreement”), which provides for, among other things, our right to purchase shares of our capital stock that certain holders propose to sell to other parties and the right of first refusal of certain holders to purchase such shares. The Share Sale Agreement will terminate upon the completion of this offering.

Other transactions

On September 21, 2023, one of our subsidiaries entered into an agreement to purchase 240,000 of our ordinary shares at $25.09 per share from M. Michele Burns, a member of our board of directors, to cover the tax liability arising from the exercise of her stock options.

On October 7, 2022, we entered into an agreement to invest $0.3 million in the Series A funding of a startup focused on building an integrated platform that deconstructs loan documents into digital data. Jeremy Fox-Geen, one of our executive officers, is the domestic partner to the founder and chief executive officer of this company.

On November 7, 2022, we entered into an agreement to invest $0.3 million into a startup focused on consumer interaction with the digital economy, in return for equity under a simple agreement for future equity and token warrants. Sean Neville, a member of our board of directors, is the founder and chief executive officer and owns 40% of this company. Additionally, Anita Sands, a member of our board of directors, is a minority investor and strategic advisor to this company.

Indemnification agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will hold harmless and indemnify each indemnitee against all expenses and losses actually and reasonably incurred by him or her by reason of the fact that he or she is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, in each case, to the fullest extent permitted under applicable law.

Policy concerning related-party transactions

Our board of directors has adopted a written policy for the review of any transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) or any proposed transaction, arrangement, or relationship, in which we are or will be a participant and in which a related party has or will have a direct or indirect material interest and the aggregate amount involved exceeds $120,000. If a related party proposes to enter into such a transaction, arrangement, or relationship, which we refer to as a related-party transaction, such related party must report the proposed related-party transaction to our audit committee. The policy calls for the proposed related-party transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider relevant facts and circumstances. The audit committee will approve only those transactions that, in light of known circumstances, are deemed to be in our best interests. In the event that any member of the audit committee is not a disinterested person with respect to the related-party transaction under review, that member will be excluded from the review and approval or rejection of such related-party transaction. If we become aware of an existing related-party transaction which has not been approved under the policy, the matter will be referred to the audit committee. The audit committee will evaluate all options available, including ratification, revision, or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the audit committee to consummate a related-party transaction, the chair of the audit committee may approve such transaction in accordance with the related-party transaction policy. Any such approval must be reported to the audit committee at its next regularly scheduled meeting.

Principal and selling stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of     , 2024 by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding common stock;

•	each of our executive officers and directors and persons nominated to serve in such positions;

•	all executive officers and directors and persons nominated to serve in such positions as a group; and

•	each selling stockholder.

In accordance with the rules of the SEC, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of options or warrants, the conversion of convertible notes, or the vesting of restricted stock units, within 60 days of     , 2024. Shares issuable pursuant to stock options that are currently exercisable or exercisable within 60 days of     , 2024 or subject to restricted stock units that vest within 60 days of     , 2024 are considered outstanding and beneficially owned by the person holding such options or restricted stock units for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated below, the business address for each beneficial owner is c/o Circle Internet Group, Inc., 99 High Street, Suite 1701, Boston, MA 02110.

	Shares of common stock beneficially owned before this offering		Shares offered hereby(1)	Shares of common stock beneficially owned after this offering
Name	Number	Percentage		Number	Percentage
Directors and executive officers:
Jeremy Allaire
Elisabeth Carpenter
Jeremy Fox-Geen
Nikhil Chandhok
Heath Tarbert
P. Sean Neville
Rajeev Date
David Orfao
M. Michele Burns
Danita Ostling
Anita Sands
Craig Broderick
All directors and executive officers as a group (12 persons)
Five percent holders:
Entities affiliated with Accel(2)
Entities affiliated with Breyer(3)
General Catalyst Group VI, L.P.(4)
Entities affiliated with IDG(5)
Oak Investment Partners XIII, L.P.(6)
Other selling stockholders:

*	Less than 1%.

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares, the selling stockholders will sell a number of additional shares that bears the same proportion to the total number of such additional shares to be sold by the selling stockholders as the number of shares set forth in this column bears to the total number of shares to be sold by the selling stockholders set forth in this column.

(2)	Includes shares held by . The business address of the stockholder is .

(3)	Includes shares held by . The business address of the stockholder is .

(4)	Includes shares held by . The business address of the stockholder is .

(5)	Includes shares held by . The business address of the stockholder is .

(6)	Includes shares held by . The business address of the stockholder is .

Description of capital stock

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws that will be effective immediately prior to the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock will consist of      shares of common stock, par value $0.01 per share, and      shares of preferred stock, par value $0.01 per share.

Common stock

Based on the shares of common stock outstanding as of     , 2024 and after giving effect to the Conversion, there will be      shares of common stock outstanding immediately after this offering, which are expected to be held of record by approximately      stockholders. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights.  The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights.  Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend policy.”

Rights upon liquidation.  In the event of liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights.  The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred stock

Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Election and removal of directors

Our board of directors will consist of between three and      directors. The exact number of directors will be fixed from time to time by resolution of the board. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Board composition

Our board of directors will be divided into three classes serving staggered three-year terms. Class I, Class II, and Class III directors will serve until our annual meetings of stockholders in 2025, 2026, and 2027, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Limits on written consents

Our certificate of incorporation and our bylaws provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Stockholder meetings

Our certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws will specifically deny any power of any other person to call a special meeting.

Amendment of certificate of incorporation

The provisions of our certificate of incorporation described under “—Election and Removal of Directors,” “—Stockholder Meetings,” and “—Limits on Written Consents” may be amended only by the affirmative vote of holders of at least     % of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of bylaws

Our bylaws may generally be altered, amended, or repealed, and new bylaws may be adopted, with:

•

the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment, or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors, and indemnification of directors and officers, requires the affirmative vote of at least     % of all directors in office at a meeting called for that purpose; or

•	the affirmative vote of holders of % of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other limitations on stockholder actions

Our bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of liability of directors and officers

Our certificate of incorporation will provide that no director or officer will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, the Delaware General Corporation Law requires that liability be imposed for the following:

•	a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our stockholders;

•	a director’s or officer’s act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	a director’s unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law;

•	a director or officer for any transaction from which the director or officer derived an improper personal benefit; and

•	an officer in any action by or in the right of our company.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws will provide that, to the fullest extent permitted by law, we will indemnify any director or officer of our company against all damages, claims, and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent, or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum selection

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine; provided that the foregoing provision does not apply to claims brought to enforce a duty or liability created by the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. The federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these forum selection provisions.

These forum selection provisions may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the state of Delaware and limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While Delaware courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the forum selection provisions contained in our certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Delaware business combination statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Anti-takeover effects of some provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Registration rights

Pursuant to the Investors’ Rights Agreement, certain of our stockholders and their permitted transferees are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act. If exercised, these registration rights would enable holders to transfer these shares under the registration statement without restriction under the Securities Act.

Demand registration.  Commencing 180 days following this offering, these holders may request in writing that we effect a resale registration under the Securities Act with respect to all or any portion of their shares subject to registration rights, subject to certain exceptions. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares. We are not obligated to effect more than two such demand registrations.

Piggyback registration.  In the event that we propose to register any of our securities under the Securities Act, either for our account or for the account of our other security holders, holders will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Form S-4, F-4, or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration, subject to certain limitations.

Shelf registration.  These holders may request that we file and keep effective a shelf registration statement pursuant to Rule 415 under the Securities Act with respect to all or any portion of their shares subject to registration rights. We are not obligated to effect more than one such shelf registration in any 12-month period.

Expenses; indemnification.  We must pay all registration expenses in connection with effecting any demand registration, piggyback registration, or shelf registration. The Investors’ Rights Agreement contains customary indemnification and contribution provisions.

Term.  The registration rights will remain in effect until five years after this offering or, with respect to a holder, during such time during which all registrable shares held by such holder may immediately be sold under Rule 144 during any three-month period.

Listing

We have applied to list our common stock on      under the symbol “CRCL”.

Transfer agent and registrar

The transfer agent and registrar for the common stock is     .

Material U.S. federal tax considerations for non-U.S. holders of common stock

The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a “Non-U.S. Holder” that does not own, and has not owned, actually or constructively, more than 5% of our common stock. You are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock that is (or is treated as):

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend upon the status of the partner or beneficial owner, the activities of the entity, and certain determinations made at the partner or beneficial owner level. If you are a partnership, partner, or a beneficial owner in a partnership or other pass-through entity, you should consult your own tax adviser regarding the particular U.S. federal income and estate tax consequences applicable to you of the ownership and disposition of our common stock.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences and does not address any aspect of state, local, or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local, or non-U.S. taxing jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to make any cash distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock (but not below zero) and then will be treated as gain from the sale of our common stock, as described below under “—Gain on Disposition of Our Common Stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA Withholding Tax”), you will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as if you were a U.S. person as defined under the Code. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on disposition of our common stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA Withholding Tax,” you generally will not be subject to U.S. federal income tax or withholding on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States); or

•

we are or have been a “United States real property holding corporation,” as defined in the Code, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information reporting and backup withholding

Distributions paid to you and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

You will not be subject to backup withholding on dividends received if you certify under penalty of perjury that you are a non-U.S. person, such as by furnishing a valid applicable IRS Form W-8, or you otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless you comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.

Backup withholding is not an additional tax and the amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA withholding tax

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), payments of dividends on and the gross proceeds of dispositions of our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under proposed regulations promulgated by the U.S. Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our common stock. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax adviser regarding the possible implications of this withholding tax on your investment in our common stock.

Federal estate tax

If you are an individual Non-U.S. Holder (as specifically defined for U.S. federal estate tax purposes) or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that our common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares of common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have      shares of common stock outstanding (or      shares of common stock if the underwriters exercise their option to purchase additional shares in full). All shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares will be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act. After the expiration of the contractual lock-up period described below, to the extent applicable, these shares may be sold in the public market only if registered or pursuant to an exemption under Rule 144 or 701, each of which is summarized below.

Rule 144

In general, a person who has beneficially owned shares of common stock that are restricted securities for at least six months would be entitled to sell such shares, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale, but this clause (ii) will not apply to the sale if such person has beneficially owned such shares for at least one year. Persons who have beneficially owned shares of common stock that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of shares of common stock on the Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with the minimum holding period requirement.

Equity incentive plan

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock issued or issuable pursuant to the exercise of outstanding options or vesting of outstanding RSUs and reserved for issuance under our stock-based compensation plans. We expect to file the registration statement or statements, which will become effective immediately upon filing, upon or shortly after the date of this prospectus. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions and any applicable holding periods, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up agreements

All of our directors and executive officers and the holders of substantially all of our capital stock have agreed, subject to limited exceptions, for a period of      days after the date of this prospectus, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option, or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing, in each case, without the prior written consent of J.P. Morgan Securities LLC. J.P. Morgan Securities LLC may waive the requirements of these lock-up agreements at any time in its sole discretion. See “Underwriting.”

Registration rights

Upon completion of this offering, the holders of approximately      shares of common stock (or approximately      shares of common stock if the underwriters exercise their option to purchase additional shares in full) will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would enable the holders to sell these shares without restriction under the Securities Act upon the effectiveness of the registration statement, except for shares held by affiliates.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and      are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC

Total

The underwriters are committed to purchase all the shares of common stock if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $     per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional shares of common stock from us and up to      additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing, and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $    . In addition, we have agreed to reimburse the underwriters up to $     for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of      days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of the holders of our capital stock (such persons, the “lock-up parties”), have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of      days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any lock-up securities, (2) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap, or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company, or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party, (vii) by operation of law, (viii) to us from an employee upon the death, disability, or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants, or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting, or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period; and (e) the sale of our common stock pursuant to the terms of the underwriting agreement.

J.P. Morgan Securities LLC, in its sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our common stock on the Exchange under the symbol “CRCL”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing, and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Exchange, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders, and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders, and the representatives of the underwriters expect to consider a number of factors, including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, the selling stockholders, nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us, the selling stockholders, or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European economic area

In relation to each member state of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Member State who receives any communication in respect of, or who acquires any shares under, the offering contemplated hereby will be deemed to have represented, warranted, and agreed to and with each of the underwriters and their affiliates and us that:

•	it is a qualified investor within the meaning of the Prospectus Regulation; and

•

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the underwriters has been given to the offer or resale; or (ii) where the shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgment, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares in the offering.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the transition provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that it may make an offer to the public in the United Kingdom of any shares at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within section 86 of the FSMA;

provided that no such offer of the shares shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates may be made or taken exclusively by relevant persons.

Each person in the United Kingdom who acquires any shares in the offer or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, us, or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”) as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an exempt investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign, or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). Accordingly, the shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies Ordinance”), or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance, and no advertisement, invitation, or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

•	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”)) pursuant to Section 274 of the SFA;

•

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, the securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-Based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Dubai international financial centre

This document relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the Dubai International Financial Centre.

Changes in and disagreements with accountants on accounting and financial disclosure

Effective February 13, 2023, Grant Thornton LLP (the “Former Auditor”) was dismissed as our independent accountant. The audit committee of our board of directors approved the dismissal of the Former Auditor. The Former Auditor’s report on our financial statements for the year ended December 31, 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During our two most recent fiscal years and through the subsequent interim period preceding the Former Auditor’s dismissal, (a) there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between us and the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Auditor, would have caused the Former Auditor to make reference to the subject matter of the disagreement in their reports on the financial statements for such years; and (b) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K). We provided the Former Auditor with a copy of the disclosures that we are making in this “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” section. We have requested that the Former Auditor furnish a letter addressed to the SEC stating whether or not it agrees with the statements made in this “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” section, a copy of which is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

Effective February 15, 2023, our board of directors appointed Deloitte & Touche LLP (the “New Auditor”) as our new independent registered public accounting firm. During our two most recent fiscal years and the subsequent interim period, neither we nor anyone acting on our behalf has consulted with the New Auditor with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that the New Auditor concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue or (b) any matter that was the subject of either a “disagreement” or a “reportable event” within the meaning of Item 304(a)(1) of Regulation S-K.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP. Skadden, Arps, Slate, Meagher & Flom LLP is representing the underwriters.

Experts

The consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an internet site at www.sec.gov that contains reports, proxy, and information statements we have filed electronically with the SEC.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. Accordingly, we will be required to file reports and other information with the SEC. The SEC maintains an internet site at www.sec.gov that contains reports, proxy, and information statements and other information we have filed electronically with the SEC.

We maintain a corporate website at www.circle.com. The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

Index to financial statements

Circle Internet Financial Limited and subsidiaries

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Circle Internet Financial Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Circle Internet Financial Limited and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in redeemable convertible preferred stock and stockholders’ (deficit)/equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

New York, New York

April 12, 2024

We have served as the Company’s auditor since 2023.

CIRCLE INTERNET FINANCIAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

(in thousands, except share information)	December 31, 2023	December 31, 2022

ASSETS

Current assets:
Cash and cash equivalents	$368,623	$664,650
Cash and cash equivalents segregated for corporate held stablecoins	275,809	5,311
Cash and cash equivalents segregated for the benefit of stablecoin holders	24,346,152	35,987,965
Available-for-sale debt securities, at fair value	152,183	—
Available-for-sale debt securities segregated for the benefit of stablecoin holders, at fair value	—	8,749,111
Accounts receivable, net	1,940	3,642
Stablecoins receivable, net	22,559	16,016
Assets related to safeguarding obligations	524,160	722,401
Prepaid expenses and other current assets	146,645	97,839

Total current assets	25,838,071	46,246,935

Non-current assets:
Restricted cash	3,575	15,914
Available-for-sale debt securities, at fair value	87,940	—
Investments	75,874	53,283
Fixed assets, net	2,619	3,860
Digital assets	11,339	17,363
Goodwill	169,544	169,544
Intangible assets, net	327,381	47,899
Other non-current assets	4,400	4,977

Total assets	$26,520,743	$46,559,775

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable and accrued expenses	$152,586	$276,222
Obligations to return digital asset collateral	4,662	8,401
Obligations related to safeguarding digital assets	524,160	722,401
Deposits from stablecoin holders	24,276,065	44,581,938
Other current liabilities	4,225	5,090

Total current liabilities	24,961,698	45,594,052

Non-current liabilities:
Convertible debt, net of debt discount	58,487	78,264
Deferred tax liabilities, net	19,616	3,911
Warrant liability	1,642	2,689
Other non-current liabilities	8,569	1,700

Total non-current liabilities	88,314	86,564

Total liabilities	$25,050,012	$45,680,616

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET FINANCIAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands, except share information)	December 31, 2023	December 31, 2022

Commitments and contingencies (see Note 23)

Redeemable convertible preferred stock
Series A redeemable convertible preferred stock ($0.0001 par value; 33,620,690 issued and outstanding; $9,078 liquidation preference as of December 31, 2023 and 2022)	9,000	9,000
Series B redeemable convertible preferred stock ($0.0001 par value; 17,586,205 issued and outstanding; $17,059 liquidation preference as of December 31, 2023 and 2022)	17,000	17,000
Series C redeemable convertible preferred stock ($0.0001 par value; 18,445,443 issued and outstanding; $40,027 liquidation preference as of December 31, 2023 and 2022)	40,050	40,050
Series D redeemable convertible preferred stock ($0.0001 par value; 23,202,679 issued and outstanding; $64,039 liquidation preference as of December 31, 2023 and 2022)	64,152	64,152
Series E redeemable convertible preferred stock ($0.0001 par value; 36,866,587 issued and outstanding; $598,345 liquidation preference as of December 31, 2023 and 2022)	600,059	600,059
Series F redeemable convertible preferred stock ($0.0001 par value; 9,515,886 issued and outstanding; $400,999 liquidation preference as of December 31, 2023 and 2022)	400,999	400,999

Stockholders’ equity (deficit)
Common stock ($0.0001 par value; 262,500,000 authorized; 53,684,590 and 48,390,819 issued and outstanding at December 31, 2023 and 2022, respectively)	6	5
Treasury stock at cost (4,960,362 shares held as of December 31, 2023 and 2022)	(2,877)	(2,877)
Additional paid-in capital	1,723,020	1,399,612
Accumulated deficit	(1,385,607)	(1,652,197)
Accumulated other comprehensive income (loss)	4,929	3,356

Total stockholders’ equity (deficit)	339,471	(252,101)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$26,520,743	$46,559,775

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET FINANCIAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share information)	Year Ended December 31,
	2023	2022

Revenue and reserve income
Reserve income	$1,430,606	$735,885
Other revenue	19,860	36,167

Total revenue and reserve income from continuing operations	1,450,466	772,052

Distribution, transaction and other costs
Distribution and transaction costs	719,806	286,953
Other costs	7,918	22,401

Total distribution, transaction and other costs	727,724	309,354

Operating expenses
Compensation expenses	296,055	212,961
General and administrative expenses	100,128	82,272
Depreciation and amortization expense	34,887	13,277
IT infrastructure costs	20,722	11,835
Marketing expenses	36,544	78,839
Gain on sale of intangible assets	(21,634)	—
Merger termination expenses	—	44,194
Digital assets (gains) losses and impairment	(13,488)	57,436

Total operating expenses	453,214	500,814

Operating income (loss) from continuing operations	269,528	(38,116)
Other income (expense), net	49,421	(720,393)

Net income (loss) before income taxes	318,949	(758,509)
Income tax expense	47,400	3,263

Net income (loss) from continuing operations	271,549	(761,772)

Discontinued operations, net of taxes
Loss from operations of discontinued businesses	(3,987)	(7,075)

Net income (loss)	$267,562	$(768,847)

Earnings (loss) per share:

Basic earnings (loss) per common share:
Continuing operations	$0.95	$(16.33)
Discontinued operations	(0.0)	(0.15)
Basic earnings (loss) per common share	$0.95	$(16.48)

Diluted earnings (loss) per common share:
Continuing operations	$0.78	$(16.33)
Discontinued operations	(0.0)	(0.15)
Diluted earnings (loss) per common share	$0.78	$(16.48)

Weighted-average common shares used to compute earnings (loss) per share:
Basic	47,265,168	46,662,851
Diluted	67,548,817	46,662,851

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET FINANCIAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	Year Ended December 31,
	2023	2022
Net income (loss)	$267,562	$(768,847)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax	1,460	625
Unrealized gain (loss) on available-for-sale debt securities, net of tax	(1,069)	1,175
Unrealized gain (loss) on convertible notes – credit risk, net of tax	1,182	(3,155)

Total other comprehensive income (loss), net of tax	1,573	(1,355)

Comprehensive income (loss)	$269,135	$(770,202)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT)/EQUITY

	Temporary Equity													Permanent Equity
(In thousands, except share and per share information)	Preferred Stock Series A Redeemable Convertible		Preferred Stock Series B Redeemable Convertible		Preferred Stock Series C Redeemable Convertible		Preferred Stock Series D Redeemable Convertible		Preferred Stock Series E Redeemable Convertible		Preferred Stock Series F Redeemable Convertible		Total Redeemable Convertible Preferred Stock	Common Stock		Treasury Stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount		Shares	Amount	Shares	Amount
Balance at December 31, 2022	33,620,690	$9,000	17,586,205	$17,000	18,445,443	$40,050	23,202,679	$64,152	36,866,587	$600,059	9,515,886	$400,999	$1,131,260	48,390,819	$5	4,960,362	$(2,877)	$1,399,612	$(1,652,197)	$3,356	$(252,101)
Adoption of new accounting standards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(972)	—	(972)
Issuance of commons stock	—	—	—	—	—	—	—	—	—	—	—	—	—	989,800	—	—	—	1,037	—	—	1,037
Issuance of common stock in connection with asset acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	8,367,442	1	—	—	209,938	—	—	209,939
Vesting and issuance of common shares in connection with business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	1,245,666	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	121,178	—	—	121,178
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,573	1,573
Cancellation of treasury stock, net	—	—	—	—	—	—	—	—	—	—	—	—	—	(348,775)	—			(8,745)	—	—	(8,745)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	267,562	—	267,562

Balance at December 31, 2023	33,620,690	$9,000	17,586,205	$17,000	18,445,443	$40,050	23,202,679	$64,152	36,866,587	$600,059	9,515,886	$400,999	$1,131,260	58,644,952	$6	4,960,362	$(2,877)	$1,723,020	$(1,385,607)	$4,929	$339,471

Balance at December 31, 2021	33,620,690	$9,000	17,586,205	$17,000	18,445,443	$40,050	23,202,679	$64,152	9,077,030	$149,024	—	$—	$279,226	45,265,424	$5	4,960,362	$(2,877)	$113,103	$(883,350)	$4,711	$(768,408)
Issuance of common stock in connection with business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	2,219,105	—	—	—	120,961	—	—	120,961
Issuance of common stock in connection with merger termination cost	—	—	—	—	—	—	—	—	—	—	—	—	—	396,514	—	—	—	15,520	—	—	15,520
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	509,776	—	—	—	486	—	—	486
Issuance of preferred stock	—	—	—	—	—	—	—	—	27,789,557	451,035	9,515,886	400,999	852,034	—	—	—	—	1,074,014	—	—	1,074,014
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	75,528	—	—	75,528
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,355)	(1,355)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(768,847)	—	(768,847)

Balance at December 31, 2022	33,620,690	$9,000	17,586,205	$17,000	18,445,443	$40,050	23,202,679	$64,152	36,866,587	$600,059	9,515,886	$400,999	$1,131,260	48,390,819	$5	4,960,362	$(2,877)	$1,399,612	$(1,652,197)	$3,356	$(252,101)

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET FINANCIAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share information)	Year Ended December 31,

	2023	2022

Cash flows from operating activities
Net income (loss)	$267,562	$(768,847)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	34,887	13,277
Accretion of premium on available-for-sale debt securities	(7,738)	(353,422)
Change in fair value of convertible debt	(20,107)	694,634
Digital assets received for services	(4,476)	(7,235)
Digital assets used for blockchain network fees	1,349	4,351
Digital assets impairment loss	954	427,448
Deferred taxes	(32,893)	(786)
Realized (gains) losses on available-for-sale debt securities and strategic investments	(65)	14,088
Unrealized (gains) losses on strategic investments	203	1,547
Gain on sale of digital assets	(13,964)	(156)
Gain on sale of long-lived assets	(21,521)	—
Gain related to digital assets collateral	—	(158,015)
Change in fair value of warrant liability	(1,047)	1,340
Change in fair value of derivatives and embedded derivatives	(4,189)	(209,036)
Stock-based compensation	107,999	69,266
Shares issued for merger termination	—	15,520
Impairment on strategic investments	1,611	11,242
Other non-cash items	3,462	1,196
Changes in operating assets and liabilities:
Accounts receivable	2,244	18,735
Prepaid expenses and other current assets	(51,161)	(77,571)
Accounts payable and accrued expenses	(123,833)	227,300
Other current liabilities	291	2,431

Net cash provided by (used in) operating activities	$139,568	$(72,693)

Cash flows from investing activities
Proceeds from sale of Poloniex	—	1,000
Purchase of available-for-sale debt securities	(311,639)	(102,850,973)
Sales and maturities of available-for-sale debt securities	8,827,550	94,442,236
Cash acquired from acquisition of equity method affiliate	1,629	—
Receipt from return of investments	1,107	—
Purchase of investments	(2,661)	(16,032)
Business combinations, net of cash acquired	—	(43,456)
Proceeds from the sale of digital assets	27,301	—
Capitalization of software development costs	(32,862)	(18,315)

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET FINANCIAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands, except share information)	Year Ended December 31,
	2023	2022
Purchase of fixed assets	(654)	(3,050)

Net cash provided by (used in) investing activities	$8,509,771	$(8,488,590)

Cash flows from financing activities
Proceeds from issuance of preferred stock	—	400,999
Deposits held for stablecoin holders	(20,322,155)	2,176,756
Purchase of treasury stock	(8,745)	—
Proceeds from exercise of stock options	1,037	486

Net cash provided by (used in) financing activities	$(20,329,863)	$2,578,241
Effect of exchange rate changes on cash and cash equivalents, restricted and segregated cash	1,097	3,620
Unrealized gains (losses) on available-for-sale debt securities classified as cash equivalents, net of tax	(254)	136
Net decrease in cash and cash equivalents, restricted and segregated cash	(11,679,681)	(5,979,286)
Cash and cash equivalents, restricted and segregated cash at the beginning of the period	36,673,840	42,653,126

Cash and cash equivalents, restricted and segregated cash at the end of the period	$24,994,159	$36,673,840

Cash and cash equivalents, restricted and segregated cash consisted of the following:
Cash and cash equivalents	368,623	664,650
Restricted cash	3,575	15,914
Cash and cash equivalents segregated for corporate held stablecoins	275,809	5,311
Cash and cash equivalents segregated for the benefit of stablecoin holders	24,346,152	35,987,965

Total cash and cash equivalents, restricted and segregated cash	$24,994,159	$36,673,840

Supplemental disclosure of cash flow information
Cash paid for income taxes	$81,037	$7,424
Cash paid for interest	$253	$350

Supplemental schedule of non-cash activities
Obligations to return digital asset collateral	$(7,053)	$(211,594)
Digital assets collateral received	$7,053	$(185,830)
Obligations related to safeguarding digital assets	$(198,241)	$(15,964)
Assets related to safeguarding obligations	$198,241	$15,964
Proceeds from sale of long-lived assets	$21,634	$—
Stablecoins repaid	$16,459	$(154,837)
Stablecoins receivable	$(23,397)	$138,821
Non-cash consideration for business combinations	$—	$(141,618)
Non-cash consideration for asset acquisition	$(209,938)	$—
Non-cash purchase of investments and digital assets	$(8,937)	$(20,497)
Capitalized stock-based compensation expense related to internally developed software	$13,118	$6,262
Right-of-use assets recognized on adoption of ASU 2016-02	$—	$3,273
Repayment of loans payable	$—	$(25,000)
Non-cash interest payments	$—	$(6,061)
Unrealized gain (loss) on available-for-sale debt securities	$(815)	$1,039
Unrealized gain (loss) on convertible notes — credit risk	$1,182	$(3,155)

The accompanying notes are an integral part of these consolidated financial statements.

CIRCLE INTERNET FINANCIAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of business

Overview of the business

Circle Internet Financial Limited, a private company limited by shares incorporated in Ireland, began operations in 2013. The consolidated financial statements include the accounts of Circle Internet Financial Limited (the “Parent”) and its subsidiaries (together, “Circle,” the “Company,” “we,” “us,” or “our”). Circle is a global financial technology firm that operates financial infrastructure built on top of public blockchains and is the sole issuer of a U.S. dollar-denominated stablecoin, USDC and a euro-denominated stablecoin, EURC, collectively “Circle stablecoins”.

Circle provides a widely used stablecoin network and associated infrastructure. Our network and infrastructure can be used to facilitate comprehensive commercial financial solutions spanning across various transactional, treasury and Web3 related use-cases. The Company’s infrastructure provides the ability for customers to issue and redeem Circle stablecoins on demand and acts as a critical bridge between the existing financial services and digital asset ecosystems.

Liquidity

Accounting principles generally accepted in the United States of America (“U.S. GAAP”) require that the Company evaluate at each reporting period its ability to continue as a going concern.

The Company has access to sufficient liquidity in the form of cash, cash equivalents, available-for-sale debt securities and Circle stablecoins the Company holds (which are readily redeemable to cash on demand) which is sufficient to meet the Company’s cash needs and support our operations for at least the next twelve months from the date the financial statements are available to be issued.

2. Summary of significant accounting policies

Basis of presentation and principles of consolidation

The Company prepares its consolidated financial statements in conformity with U.S. GAAP and in accordance with the rules and regulations of the United States Securities and Exchange Commission (“SEC”). References to the Accounting Standard Codification (“ASC”) and Accounting Standard Updates (“ASU”) included hereinafter refer to the Accounting Standards Codification and Updates issued by the Financial Accounting Standards Board (“FASB”) as the source of authoritative U.S. GAAP. The consolidated financial statements include the accounts of Circle Internet Financial Limited and its subsidiaries. The Company consolidates entities in which it has a controlling financial interest, including variable interest entities (“VIEs”). The Company’s investments in VIEs have not been material to the consolidated financial statements. All intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures in the accompanying notes.

Significant estimates that are particularly susceptible to significant change relate to the fair value of derivatives and embedded derivatives, the fair value of certain non-current liabilities, the fair value of investments under measurement alternative, the fair value of stock-based awards issued, the assessment of the amount and likelihood of adverse outcomes from claims and disputes, and the valuation of intangible assets acquired in business combinations, including goodwill and deferred taxes. The Company bases its estimates on historical experience and various other assumptions which we believe to be reasonable under the circumstances. These estimates may change as new events occur, and additional information becomes available. Actual results could differ from these estimates and any such differences may be material to the financial statements.

Cash and cash equivalents

Cash and cash equivalents are cash and short-term, highly liquid investments with original maturities of 90 days or less at the date of purchase.

Restricted cash

Restricted cash represents amounts held at financial institutions related to the Company’s banking collateral requirements. Restricted cash is restricted from withdrawal due to contractual or regulatory banking requirements or not available for general use and as such is classified as restricted on the Consolidated Balance Sheets.

Available-for-sale securities

The Company holds debt securities classified as available-for-sale securities which are recorded at fair value. Any unrealized holding gains or losses on available-for-sale debt securities are reported as accumulated other comprehensive gain or loss, which is a separate component of stockholders’ equity, net of tax, until realized. Beginning January 1, 2023, available-for-sale debt securities are analyzed for credit losses in accordance with ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) (“ASU 2016-13”) which requires the Company to determine whether declines in fair value are credit related. Any such credit-related decline in fair value is recorded to a credit loss allowance. Changes in the credit loss allowance are reported as a component of provision for credit losses included in General and administrative expenses in the Consolidated Statements of Operations. There was no credit loss allowance recorded as of December 31, 2023. We classify our available-for-sale securities as current or non-current based on each instrument’s underlying effective maturity date and for which we have the intent and ability to hold the investment for a period of greater than 12 months. Available-for-sale securities with maturities of less than 12 months are classified as current in the Consolidated Balance Sheets. Available-for-sale securities with maturities greater than 12 months for which we have the intent and ability to hold the investment for greater than 12 months are classified as non-current in the Consolidated Balance Sheets.

Assets segregated for the benefit of stablecoin holders

The Company segregates assets backing Circle stablecoins to satisfy its obligations under all applicable regulatory requirements and commercial laws and classifies these assets as current based on their purpose and availability to fulfill its direct obligation to customers. Under the applicable regulatory requirements, the Company is obligated to redeem all Circle stablecoins presented by Circle Mint customers on a one-for-one basis for U.S. dollars for USDC and on a one-for-one basis for euros for EURC, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. As such, the Company does not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers. The Company holds only bare legal title in the accounts holding the reserve funds, and maintains no legal, equitable, financial or ownership interest over the reserves themselves held for the benefit of Circle stablecoin holders in such accounts. The Company’s eligible liquid assets were greater than the aggregate amount of custodial funds due to customers for the periods presented.

Cash and cash equivalents segregated for the benefit of stablecoin holders and Cash and cash equivalents segregated for corporate held stablecoins

Cash and cash equivalents segregated for the benefit of stablecoin holders and Cash and cash equivalents segregated for corporate held stablecoins represent cash and cash equivalents maintained in segregated accounts that are held for the exclusive benefit of customers and stablecoin holders, including stablecoins held by the Company. Beginning in November 2022, one of the Company’s subsidiaries held investments in the Circle Reserve Fund (the “Fund”). The Fund is managed by BlackRock Advisors, LLC, and the securities purchased by the Fund are subject to the quality, diversification, and other requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended. The Company accounts for its investments in the Fund as cash equivalents, measured at fair value using the Fund’s net asset value per share. Shares of the Fund are only available for purchase by the Company’s subsidiary, which owns all outstanding shares of the Fund. As of December 31, 2023 and 2022, balances held in the Fund included in Cash and cash equivalents segregated for the benefit of stablecoin holders were $22,238.0 million and $23,663.9 million, respectively. In connection with the Fund, dividends receivable is included in Prepaid expenses and other current assets on the Consolidated Balance Sheets, dividend income is included in Reserve income and unrealized gains and losses are included in Other income (expense), net in the Consolidated Statements of Operations.

Available-for-sale securities segregated for the benefit of stablecoin holders

As of December 31, 2022, the Company held debt securities classified as available-for-sale, which were segregated and held for the exclusive benefit of stablecoin holders and consisted of U.S. Treasury securities. Available-for-sale debt securities are recorded at fair value. Purchase premiums and discounts are recognized in Reserve income using the interest method over the terms of the securities. Any unrealized holding gains or losses on available-for-sale debt securities are reported in accumulated other comprehensive income or loss, which is a separate component of stockholders’ deficit, net of tax, until realized. See Note 4  — Available-for-sale securities for further details.

Investments

Strategic investments

The Company has strategic investments in equity securities without a readily determinable fair value where the Company (1) holds less than 20% ownership in the entity, and (2) does not exercise significant influence. The Company has elected to use the measurement alternative for its equity investments without a readily determinable fair value, pursuant to which these investments are recognized at cost, less impairment, if any, and are remeasured through earnings when there is an observable price change in orderly transactions involving the same or similar investment in the same issuer. The Company recognizes impairment losses on strategic investments in Other income (expense), net in the Consolidated Statements of Operations.

Investment in marketable equity securities

Marketable equity securities are recorded at fair value using quoted market prices reported on recognized securities exchanges. Any change in unrealized holding gains or losses on equity securities are included in Other income (expense), net in the Consolidated Statements of Operations.

Investment in affiliate, equity method

Until the acquisition of the controlling interest in Centre Consortium, LLC (“Centre”) in August 2023, the Company accounted for its 50% equity interest in Centre under the equity method since it had the ability to exercise significant influence, but not control. Refer to Note 3 for additional information regarding the acquisition of the controlling financial interest of Centre. The equity method investment was included in Investments on the Consolidated Balance Sheets, and its share of income and losses were included in Other income (expense), net in the Consolidated Statements of Operations.

Fair value measurements

The Company utilizes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure certain assets and liabilities at fair value. The observability of inputs is impacted by a number of factors, including the type of investment, characteristics specific to the investment, market conditions and other factors.

Assets and liabilities with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value. The three levels of the fair value hierarchy are as follows:

•	Level 1: Quoted prices (unadjusted) in active markets for identical investments at the measurement date are used.

•

Level 2: Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. The inputs used in determination of fair value require significant judgment and estimation.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are contractual rights to receive cash or digital assets either on demand or at fixed or determinable dates and are recognized as assets on the Company’s balance sheet when earned. Accounts receivable consists of customer funds receivable, and other receivables.

Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The Company performs ongoing evaluations of its accounts receivable and, if necessary, provides an allowance for doubtful accounts and, beginning January 1, 2023, current expected credit losses in accordance with ASU 2016-13. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Digital assets

Digital assets owned by the Company, including digital assets held as collateral, meet the definition of indefinite lived intangible assets because these digital assets lack physical substance and there is no inherent limit on their useful lives. Accordingly, these digital assets are not subject to amortization. Instead, the Company tests digital assets for impairment by comparing the digital asset’s fair value to its carrying value. The Company measures and recognizes an impairment loss whenever the carrying value exceeds quoted market prices of the respective digital asset during the period and applies costs to transactions on a first-in, first-out basis. Company owned digital assets and digital assets held as collateral are reflected within Digital assets on the Consolidated Balance Sheets. Impairment losses are reflected within Digital assets (gains) losses and impairment in the Consolidated Statements of Operations. Beginning in the first quarter of 2023, the Company designated the embedded derivatives associated with the obligation to return digital asset collateral related to stablecoin lending as the hedging instrument in a fair value hedge relationship to hedge the fair value exposure of the corresponding digital assets. Subsequent to the fair value hedge designation, the digital assets designated as the hedged item along with the embedded derivative are recorded at fair value. Changes in fair value of the embedded derivative and the fair value of the hedged item are recorded to Digital assets (gains) losses and impairment in the Consolidated Statements of Operations.

Digital assets (gains) losses and impairment consists of the following (in thousands):

	Year ended December 31,
	2023	2022
(Gains)/losses on disposals of digital assets	$(13,964)	$(158,015)
Gains on changes in fair value of hedged items	(9,031)	—
(Gains)/losses on changes fair value of embedded derivatives	8,553	(211,997)
Impairments on digital assets	954	427,448

Total	$(13,488)	$57,436

Digital assets transactions related to Circle Yield

Circle Yield was a fully collateralized, fixed-term yield-generating product offered only to accredited investors (the “Lenders”), as defined in Rule 501 Regulation D until it was wound down in November 2022. The Company borrowed USDC from the Lenders and lent USDC received to a counterparty (the “Borrower”). The Company acted as a principal in both the borrowing and lending arrangements as it is the primary obligor on the borrowing from Lenders, assumed credit risk associated with the Borrowers, and it had discretion in establishing the loan and borrowing fees as described below. Loan fee income and borrowing fees were calculated using the effective interest method. Stablecoins receivable were recorded at amortized cost, net of any allowance for credit losses, if applicable. An impairment was recognized if it was probable that the Company were unable to collect all amounts due according to the contractual terms of the agreement. In connection with the USDC borrowed from Lenders and the USDC lent to its Borrower, the Company recognized Stablecoins receivable and Stablecoins borrowed on the Consolidated Balance Sheets.

In connection with its lending to the Borrower, the Company also received Bitcoin collateral (with an initial collateral value of 125% of USDC lent and continually maintained within the range of 115% and 135%) into its custody account and received a security interest in the collateral. The collateral received was denominated in Bitcoin and included in Digital assets on the Consolidated Balance Sheets. The gain and loss related to return of digital assets held as collateral and impairment loss on digital assets are included in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations.

The obligation to return the collateral was accounted for as a hybrid instrument, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying digital asset. The host contract and its embedded derivative was reported in Obligations to return digital asset collateral on the Consolidated Balance Sheets. The embedded derivative was accounted for at fair value, with changes in fair value recognized in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations.

The term of these borrowings could be fixed or open term, however, the Company only issued fixed term loans of USDC during the life of the product. The Company received loan fee income from the Borrower at a predetermined rate which varied based on whether the loan was open or fixed term. The loan fee income is included in Other revenue in the Consolidated Statements of Operations. Loan fees paid in USDC were based on the predetermined rate for a particular term and the amount of USDC loaned. These borrowings bear a fee payable by the Company to the customer’s account and were paid in kind based on a percentage of the amount borrowed and were denominated in USDC. The borrowing fee is recognized using the effective interest method and is included in Other costs in the Consolidated Statements of Operations.

Beginning in the second half of 2022, the Company wound down and completely liquidated the Circle Yield program in November 2022.

Assets related to safeguarding obligations and obligations related to safeguarding digital assets

The Company holds digital assets on behalf of customers in wallets in its custody. For security reasons, the Company uses consolidated addresses to pool customer digital assets stored on the Company’s platforms, but maintains separate ledger entries to designate each end-user’s digital asset balance. The Company stores private keys using industry standard security procedures and controls in a combination of online and offline storage, maintains the internal recordkeeping of these assets and is obligated to secure the assets and protect them from loss or theft. The custody, control and operations associated with these keys are inherently vulnerable to breaches which could lead to losses resulting in a near term significant impact to Circle and our ability to reliably deliver our products. The Company also provides customers with Multi-Party Computation based (“MPC-based”) security products. MPC-based security is a cryptographic security model under which private keys to hot wallets and their control are divided between several devices. Although the Company does not custody the digital assets in the MPC-based security wallets, it generally holds an encrypted share of the private key and provides a platform for private key management to customers and has an obligation to safeguard the digital assets due to its contractual obligations to customers and associated technological, legal and regulatory risks and uncertainties related to its MPC-based security products.

The Company does not control the assets related to safeguarding obligations, and it does not have the right to borrow, pledge, repledge, hypothecate, rehypothecate, loan or invest any digital assets held on behalf of customers. The customer has ownership and control over the use and transfer of assets related to safeguarding obligations and has the sole legal right to transact with or transfer these digital assets except when prohibited by law or court order. As the beneficial owner of the digital assets, the customer is the sole beneficiary from increases and bears the risk of decreases in the fair value of the assets related to safeguarding obligations. The Company has an obligation to safeguard these digital assets and recognizes Assets related to safeguarding obligations and the Obligations related to safeguarding digital assets at fair value on the Consolidated Balance Sheets for all assets related to safeguarding obligations.

All of the assets related to safeguarding obligations are associated with customers digital assets custodied through Circle Mint or customers using Company’s MPC-based security products. As of December 31, 2023, approximately 98% of Circle stablecoins in circulation are custodied outside of Circle’s platform. Circle stablecoins, at the holder’s sole discretion, are capable of being held at digital asset exchanges, custodians, or self-held by end-users via a digital or hardware wallet that is not managed by the Company. For all Circle stablecoins held outside of Circle Mint or Company operated MPC-based security products, the Company does not recognize safeguarding liabilities as the Company does not have an agency relationship with these third-parties.

The fair value of the obligations related to safeguarding digital assets and corresponding assets related to safeguarding obligations are classified as Level 1 or Level 2 under the fair value hierarchy. Any loss or theft would impact the measurement of the assets related to safeguarding obligations. No such losses have been incurred in connection with assets related to safeguarding obligations.

Digital assets related to borrowing and lending services

The Company enters into Circle stablecoin borrowing and lending arrangements. Loan fee income earned from lending activities and borrowing fees incurred from borrowing activities are calculated using the effective interest method and are included in Other revenue and Other costs, respectively, in the Consolidated Statements of Operations. In connection with the Circle stablecoin borrowed from lenders and the Circle stablecoin lent to its borrowers, the Company recognized Stablecoins receivable and Stablecoins borrowed, respectively, on the Consolidated Balance Sheets. Stablecoins receivable are recorded at amortized cost, net of any allowance for credit losses, if applicable. An impairment is recognized if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. As of December 31, 2022, the Company has terminated all stablecoin borrowing arrangements and there was no Stablecoins borrowed balance on the Consolidated Balance Sheets.

In connection with certain lendings, the Company may receive Bitcoin collateral into its custody account. Generally, the collateral received is denominated in Bitcoin and included in Digital assets on the Consolidated Balance Sheets. The gain and loss related to return of digital assets held as collateral and impairment loss on digital assets are included in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations. Refer to Derivative Contracts, including Embedded Derivatives below for further information.

The obligation to return the collateral is accounted for as a hybrid instrument, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying digital asset. The host contract and its embedded derivative are reported in Obligations to return digital asset collateral on the Consolidated Balance Sheets. The embedded derivative is accounted for at fair value, with changes in fair value recognized in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations.

Deposits from stablecoin holders

Funds received from customers from the issuance of Circle stablecoins represent claims which are reflected as a liability classified as Deposits from stablecoin holders on the Consolidated Balance Sheets. As a licensed money transmitter, Circle is obligated to redeem all Circle stablecoins presented by Circle Mint customers on a one-for-one basis for U.S. dollars or euros, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. Circle stablecoins are supported by numerous global digital asset exchanges and marketplaces, including neo-banks, brokerages, payment providers, remittance providers, superapps and commerce companies, and as such Circle stablecoin holders could transact with Circle Mint customers, ultimately allowing the Circle stablecoins to be redeemed.

As of December 31, 2023 and 2022, the Company’s eligible liquid assets, solely consist of cash and cash equivalents and short-term U.S. government obligations, were greater than the aggregate amount of custodial funds due to customers.

Derivative contracts, including embedded derivatives

Derivative contracts derive their value from underlying asset prices, other inputs or a combination of these factors. ASC 815-10-15-83 identifies the characteristics required for a feature to be considered a derivative.

Pursuant to ASC 815-10-15-83, the Company has entered into certain contracts with digital asset settlement features and others with interest rate adjustment features that have a notional based on a fixed number of units or the principal balance of the debt, an underlying based on the price of the digital asset or the interest rate, and are net settleable as the underlying digital asset is readily convertible to cash or are contractually net settleable. In the case of contracts that represent derivatives in their entirety, there is no or minimal initial net investment, and in the case of embedded features in a hybrid instrument, the contract has no or minimal initial net investment as the cost of the embedded feature is entirely attributable to the hybrid debt-like host contract. For features embedded in a hybrid contract, the economic characteristics and risks of the embedded features are not clearly related to those of the associated host contract and are therefore required to be recorded at fair value, with the difference between the basis of the hybrid financial instrument and the fair value of the embedded derivatives recorded as the carrying amount of the host contract.

In connection with the obligation to return digital asset collateral related to lending activities, an embedded derivative for the digital asset settlement feature is recognized relating to the differences between the fair value of the underlying digital asset, which is recognized on the date the collateral is received, and the fair value of the amount that will ultimately be returned, based on changes in the spot price of the underlying digital asset over the term of the borrowing. The embedded derivative is accounted for as a forward contract to exchange at maturity the fixed amount of the digital asset to be returned to the borrower and recorded to the Obligations to return digital asset collateral in the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives are recognized in Other income (expense), net in the Consolidated Statements of Operations. Beginning in the first quarter of 2023, the Company designated the embedded derivatives associated with the obligation to return digital asset collateral related to stablecoin lending as the hedging instrument in a fair value hedge relationship to hedge the fair value exposure of the corresponding digital assets. Subsequent to the fair value hedge designation, changes in fair value of the embedded derivative and the fair value of the hedged item are recorded to Digital assets (gains) losses and impairment in the Consolidated Statements of Operations. The changes in fair value of the hedging instrument and the hedged item are classified as adjustments to net income (loss) in the operating activities section of the Consolidated Statements of Cash Flows. The receipt and return of collateral is considered a non-cash activity and has no impact on the Consolidated Statements of Cash Flows.

The Company also enters into transactions in which it receives digital assets as non-cash consideration for certain services. In connection with the receivables, the Company recognized embedded derivatives accounted for separately until receipt. The embedded derivatives are recognized as the difference between the fair value of the underlying digital assets to be received when the receivables are earned and the fair value of the amount that will ultimately be received based on changes in the spot price of the underlying digital asset over the term of the outstanding receivable. These embedded derivatives are accounted for as a forward contract to exchange at maturity the fixed amount of the digital asset to be received and are recorded in Prepaid expenses and other current assets in the Consolidated Balance Sheets. Changes in the fair value of embedded derivatives are recognized in Other income (expense), net in the Consolidated Statements of Operations.

The Company had a borrowing with an embedded interest rate adjustment feature indexed to the outstanding customer assets loaned that is not clearly and closely related to a debt instrument and meets the definition of an embedded derivative. Refer to Note 15 for further information. Changes in the fair value of embedded derivatives are recognized in Other income (expense), net in the Consolidated Statements of Operations.

The Company also enters into certain strategic investments in the form of forward contracts to purchase a specified quantity of digital assets. Certain of these contracts are accounted for as derivatives or investments with embedded derivatives within Investments on the Consolidated Balance Sheets. Changes in the fair value of the derivatives and embedded derivatives are recognized in Other income (expense), net in the Consolidated Statements of Operations.

Intangible assets, net

Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. The Company’s finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and intangibles are also evaluated periodically to determine their remaining useful lives.

Internally developed software

Internally developed software represents direct costs incurred to develop software for internal use and are capitalized and amortized over an estimated useful life of two years. Unamortized internally developed software development costs are included in Intangible assets, net on the Consolidated Balance Sheets.

Acquired intangible assets

The Company reviews the carrying amount of its long-lived assets, including intangible assets with finite lives, at least annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Unamortized acquired intangible assets are included in Intangible assets, net on the Consolidated Balance Sheets. Indefinite-lived acquired intangible assets are not amortized. As a result, these assets are tested for impairment through qualitative and quantitative assessments at least annually in the fourth quarter and whenever events or circumstances occur indicating that indefinite-lived intangible assets might be impaired. We test our indefinite-lived intangible assets by comparing the fair values with the carrying values and recognize a loss for the difference.

The useful life of the Company’s finite-lived acquired intangible assets is as follows:

Acquired intangible assets	Useful life
Developed technology	2 ~ 6 years
Customer relationships	2.5 ~ 4 years
Regulatory licenses	5 years
Trade name	1 ~ 8.5 years

There was no impairment recorded for intangible assets for the year ended December 31, 2023 and 2022.

Revenue recognition

The Company determines revenue recognition from contracts with customers through the following steps:

•	identification of the contract, or contracts, with the customer,

•	identification of the performance obligations in the contract,

•	determination of the transaction price,

•	allocation of the transaction price to the performance obligations in the contract, and

•	recognition of the revenue when, or as, the Company satisfies a performance obligation.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The Company recognizes revenue from contracts with customers in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), as the Company satisfies its obligation to customers. Services within the scope of ASC 606 include Transaction and Other revenue. Reserve income, Treasury services income relating to Circle stablecoin lending services and Other interest income are outside the scope of ASC 606. See Note 12 — Revenue recognition for further detail.

Distribution arrangement

The Company has entered into a distribution arrangement with a digital asset exchange. Prior to August 2023, a portion of the reserve income earned on fiat denominated assets held in reserve accounts was paid to the digital asset exchange. These payments reflected revenue generated from USDC reserves pro rata based on (i) the amount of USDC distributed by each respective party and (ii) the amount of USDC held on each respective party’s platform (i.e., held in its customers’ accounts) in relation to the total amount of USDC in circulation. In August 2023, the Company terminated this distribution arrangement and entered into a collaboration arrangement with the digital asset exchange. Pursuant to the collaboration arrangement, the Company makes payments (after deducting certain amounts related to USDC issuance and management) based on (i) the amount of USDC in circulation held outside of each respective party’s platforms and (ii) the amount of USDC held on each respective party’s platform. The Company accounts for these agreements as executory contracts and accrues amounts payable as reserve income is earned and the amounts to be allocated are determinable. The costs associated with the distribution arrangement and the collaboration arrangement are recognized in Distribution and transaction costs in the Consolidated Statements of Operations.

Marketing expenses

The Company expenses the cost of producing advertisements at the time production occurs and expenses the cost of communicating advertisements in the period during which the advertising space or airtime is used as sales and marketing expense. Online advertising expenses are recognized based on the terms of the individual agreements, which are generally over the greater of the ratio of the number of impressions delivered over the total number of contracted impressions, on a pay-per-click basis, or on a straight-line basis over the term of the contract. Marketing expenses are expensed as incurred and presented as a component of Operating Expenses in the Consolidated Statements of Operations.

General and administrative expenses

General and administrative expenses include costs incurred to support the Company’s business, including professional services fees paid for legal and accounting services, rent, employee meals and entertainment, travel expenses, bad debt and credit losses, insurance, training and education, compliance and other administrative services. General and administrative costs are expensed as incurred and presented as a component of Operating Expenses in the Consolidated Statements of Operations.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense.

For U.S. Federal tax purposes, digital asset transactions are treated on the same tax principles as property transactions. The Company recognizes a gain or loss when digital assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the exchanged digital assets. Receipts of digital assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.

Foreign currency

The functional currency for most subsidiaries outside of the United States is the local currency. For purposes of the Company’s consolidated financial statements, the assets and liabilities of these subsidiaries are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Revenues, costs, and expenses from these entities are translated to U.S. dollars using daily exchange rates. Gains and losses resulting from these translations are recorded as a component of accumulated other comprehensive income (loss) (“AOCI”). Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as Other income (expense), net in the Consolidated Statements of Operations.

Concentration of credit risk

The Company’s cash, cash equivalents, restricted cash, accounts receivable and stablecoin receivables and loan receivables are potentially subject to concentration of credit risk. Cash, cash equivalents, and restricted cash are placed with financial institutions which are of high credit quality. The Company has corporate and customer deposit balances with multiple financial institutions that substantially exceed the Federal Deposit Insurance Corporation insurance limit of $250 thousand per financial institution.

Related party transactions

In September 2023, the Company entered into an agreement with a director to repurchase up to 240,000 ordinary shares of the Company to satisfy the director’s tax obligations relating to the exercise of expiring options. The repurchase was at a price of $25.09 per share. The repurchase transaction closed in October 2023, and these treasury shares were subsequently canceled in December 2023.

On October 7, 2022, Circle entered into an agreement to invest $0.3 million in the Series A funding of a startup focused on building an integrated platform that deconstructs loan documents into digital data. An executive officer of Circle is a domestic partner to the Founder and CEO of this company.

On November 7, 2022, Circle entered into an agreement to invest $0.3 million into a startup focused on consumer interaction with the digital economy, in return for equity under a simple agreement for future equity and token warrants. A Director of Circle is the Founder and CEO of this company and owns 40% of this company. Additionally, another Director of Circle is also a minority investor and strategic advisor to this company.

Stock-based compensation

The Company provides stock options and restricted stock units (“RSUs”) to its employees and board members under the 2013 Stock Award Plan, as amended (the “Award Plan”). The Award Plan is administered by the Board who has the authority to grant and amend awards, adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any award. The Board will select the individuals to whom options or restricted stock units are granted and will determine the terms of each award, including (i) the number of shares of common stock subject to the award; (ii) conditions and limitations applicable to each award and the common stock issued, including vesting provisions; (iii) the option exercise price, which must be at least 100.0% of the fair market value of the common stock as of the date of grant; and (iv) the duration of the award, which may not exceed 10 years.

The Board may also grant restricted stock awards entitling recipients to acquire shares of common stock subject to (i) delivery to the Circle by the participant of cash or other lawful consideration in an amount at least equal to the par value of the stock purchased, and (ii) the right of Circle to repurchase all or part of such stock at their issue price in the event that conditions specified by the Board in the applicable award are not satisfied prior to the end of the applicable restriction period.

In certain circumstances, the Company also grants stock-based awards to non-employees in lieu or in reduction of cash compensation for their services. The stock-based awards granted to non-employees have the same terms as those granted to employees under the Award Plan. For stock-based awards granted to non-employees, compensation expense is recognized based on the grant date fair value of the awards on a straight-line basis over the requisite service period.

The Company recognizes stock-based compensation expense, net of estimated forfeitures, using a fair-value based method for costs related to all equity awards issued under the equity incentive plans, including options and restricted stock units (“RSUs”) granted to employees, directors, and non-employees. Stock-based compensation expense is recognized and included in Compensation expenses in the Consolidated Statements of Operations.

The Company estimates the fair value of stock options with only service-based conditions on the date of grant using the Black-Scholes-Merton (“Black-Scholes”) option-pricing model. The fair value of the stock option is expensed over the related service period which is typically the vesting period and the straight-line method is used for expense attribution. The model requires management to make a number of assumptions, including the fair value and expected volatility of our underlying common stock, expected term of the stock option, risk-free interest rate, and expected dividend yield. The expected term of the stock option is based on the average period the stock option is expected to remain outstanding based on the stock option’s vesting and contractual terms. The estimated forfeiture rate is based on accumulated historical forfeiture data. The Company evaluates the assumptions used to value stock awards quarterly.

The RSUs vest upon the satisfaction of both a service condition and a liquidity condition. Both the service and liquidity conditions must be met for the expense to be recognized. The fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. Stock-based compensation expense related to the RSUs is recorded on a tranche-by-tranche basis over the requisite service period, when the liquidity condition is considered probable.

Common stock valuation

The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of an active market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	the results of contemporaneous valuations performed at periodic intervals by an independent valuation firm;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of our convertible preferred stock and common stock sold to investors in arms-length transactions or offered to investors through a tender offer;

•	our actual operating and financial performance and estimated trends and prospects for our future performance;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or sale of our company, given prevailing market conditions;

•	the lack of marketability involving securities in a private company;

•	the market performance of comparable publicly-traded companies; and

•	U.S. and global capital market conditions.

In valuing our common stock, we utilized a probability weighted expected return method, or PWERM. The PWERM involves the estimation of the value of our company under multiple future potential outcomes for us, and estimates of the probability of each potential outcome. The per share value of our common stock determined using the PWERM is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering or continued operation as a private company. Additionally, the PWERM was combined with the Option Pricing Model to determine the value of the securities comprising our capital structure in certain of the scenarios considered in the PWERM.

After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability, is applied to arrive at the fair value of the common stock to account for the lack of marketability of a stock that is not traded on public exchanges.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. This method requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values as of the acquisition date. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed is recorded as goodwill.

We use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed as of the acquisition date. Our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent we identify adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the fair values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in our consolidated statements of operations. Our consolidated financial statements include the results of operations from the date of acquisition for each business combination.

Goodwill, intangible assets and other long-lived assets

The Company performs a qualitative assessment on goodwill at least annually, during the fourth quarter, or more frequently if indicators of potential impairment exist, to determine if any events or circumstances exist, such as an adverse change in business climate or a decline in the overall industry that would indicate that it would more likely than not reduce the fair value of a reporting unit below its carrying amount. If it is determined in the qualitative assessment that the fair value of a reporting unit is more likely than not below its carrying amount, then the Company will perform a quantitative impairment test. The quantitative goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. Any excess in the carrying amount of a reporting unit’s goodwill over its fair value is recognized as an impairment loss, limited to the total amount of goodwill allocated to that reporting unit. For purposes of goodwill impairment testing for the year ended December 31, 2023, the Company has one reporting unit.

Acquisition-related intangible assets with finite lives are amortized over their estimated useful lives. The Company evaluates long-lived assets, including property, equipment and leasehold improvements and other intangible assets subject to amortization, for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

There were no material impairment charges recognized related to goodwill, intangible assets, or other long-lived assets during the year ended December 31, 2023 and 2022.

Earnings (loss) per share attributable to common stockholders

The Company computes earnings (loss) per share using the two-class method required for participating securities. The two-class method requires that income from continuing operations shall be reduced by the amounts of dividends declared in the period for each class of stock and any contractual dividends that must be paid; and, if applicable, any deemed dividends. The Company’s convertible preferred stock issued are considered to be participating securities. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses.

Basic earnings (loss) per share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Options, warrants, unvested share-based payment awards and convertible securities are excluded from the basic earnings (loss) per share calculation. Contingently issuable shares are included in basic earnings (loss) per share only if all the necessary conditions for the issuance of such shares have been satisfied by the end of the period. Diluted earnings (loss) per share is computed by dividing income available to common stockholders, adjusted for the effects of the presumed issuance of potential common shares, by the number of weighted average common shares outstanding, plus potentially issuable shares, such as those that result from the conversion of a convertible instrument, exercise of a warrant, or vesting of an award.

Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”). Accordingly, the

CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As a result, the Company determined that it has one reportable segment.

Recently adopted accounting pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326) (“ASU 2016-13”). The amendments in this and the related ASUs introduce broad changes to accounting for credit impairment of financial instruments. The primary updates include the introduction of a new current expected credit loss (“CECL”) model that is based on expected rather than incurred losses and amendments to the accounting for impairment of held-to-maturity securities and available for sale securities. The Company adopted ASU 2016-13 beginning January 1, 2023 using a modified retrospective approach. In connection with the adoption, the Company recorded $1.0 million of incremental credit losses with a charge to opening retained earnings at January 1, 2023.

Recently issued accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segments Disclosures (“ASU 2023-07”). ASU 2023-07 requires public entities to provide disclosures of significant segment expenses and other segment items. The standard allows entities to disclose more than one measure of segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. The new standard is effective retrospectively for the Company for its fiscal year beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. The Company expects that this standard will only impact disclosures and is currently evaluating the impact of adopting the standard on the Company’s consolidated financial statements.

In December, 2023, the FASB issued Accounting Standards Update No. 2023-08, Intangibles – Goodwill and Other – Crypto Assets (“ASU 2023-08”) to improve the accounting for, and disclosure of, certain crypto assets. ASU 2023-08 requires an entity to measure those crypto assets at fair value each reporting period with changes in fair value recognized in net income. The amendments also improve the information provided to investors about an entity’s crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions, and changes during the reporting period. The new standard is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. The Company elected to early-adopt ASU 2023-08 in the fiscal year beginning January 1, 2024 including the interim periods within 2024. In connection with the adoption, the Company expects to record an increase of $6.9 million to Digital assets, before taxes, and a corresponding credit to opening retained earnings at January 1, 2024.

In December, 2023, the FASB issued Accounting Standards Update No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 includes amendments to income tax disclosures primarily related to the effective tax rate reconciliation and income taxes paid. The new standard is effective prospectively for the Company for its fiscal year beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Company’s consolidated financial statements.

3. Acquisitions and divestitures

Acquisitions

Centre Consortium, LLC

In August 2023, the Company acquired the remaining outstanding 50% equity interest in Centre Consortium, LLC (“Centre”) from a digital asset exchange (the “Centre Acquisition”). Total consideration for the Centre Acquisition was $209.9 million consisting of approximately 8.4 million common shares of the Company measured at fair value. Upon completion of the Centre Acquisition, Centre became an indirect wholly-owned consolidated subsidiary of the Company. In December 2023, the Company dissolved Centre, and its net assets were distributed to another wholly-owned subsidiary of the Company. Substantially all of the assets acquired were associated with a single group of complementary intangible assets associated with stablecoin trade names, trademarks, and developed technology. The group of complementary intangible assets has an indefinite life based on the Company’s historical and continuing use of the asset, the importance to its business, and the lack of substantive legal, regulatory, and contractual restrictions on its useful life. In addition, deferred tax assets and liabilities of $8.7 million and $57.3 million, respectively, were recorded upon completion of the acquisition.

Billeto, Inc.

In July 2022, the Company acquired 100% of the ownership interest in Billeto, Inc., a Delaware corporation (“Billeto”), a software development company that provides payment platforms.

In accordance with ASC 805, Business Combinations, the acquisition was accounted for as a business combination under the acquisition method. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed (in thousands):

Cash	$1,945
Intangible assets, net	4,600
Other assets	232
Goodwill	24,613
Deferred tax liabilities	(550)

Total purchase consideration	$30,840

The total consideration was $30.8 million consisting of $14.4 million in cash and 0.3 million ordinary shares of Circle valued at $16.4 million. The intangible asset acquired consists of developed technology of $4.6 million and was assigned a useful life of 2.0 years. The fair value of the developed technology was determined utilizing the cost approach. The fair value of the developed technology is considered a Level 3 fair value measurement due to the use of unobservable inputs including cost estimates. The excess of the purchase consideration over the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill, and is attributable to Billeto’s workforce and the value of enhancing the Company’s payment platform. The Company does not expect goodwill to be deductible for income tax purposes.

The acquisition agreement also provides for the issuance of 1.3 million ordinary shares of Circle to Billeto employees that are subject to the satisfaction of certain vesting conditions and will be accounted for as compensation costs over the requisite service period.

Cybavo, Pte. Ltd

In July 2022, the Company acquired 100% of the ownership interest in Cybavo, Pte. Ltd, a private company limited by shares incorporated in Singapore (together with its subsidiaries, “Cybavo”) that provides platforms for digital asset custody and blockchain application development.

In accordance with ASC 805, Business Combinations, the acquisition was accounted for as a business combination under the acquisition method. The following table summarizes the allocation of the purchase consideration to the fair value of the assets acquired and liabilities assumed (in thousands):

Cash	$1,498
Fixed assets, net	528
Operating lease right-of-use assets	1,114
Intangible assets, net	24,407
Other assets	335
Goodwill	120,917
Deferred tax liabilities	(4,148)
Other current and noncurrent liabilities	(2,418)

Total purchase consideration	$142,233

The total consideration was $142.2 million, consisting of $37.6 million in cash and USDC and 2.2 million ordinary shares of Circle valued at $104.5 million. The intangible assets acquired consist of developed technology of $15.6 million, customer relationships of $6.6 million and trade name of $2.2 million, and were assigned useful lives of 6.0, 2.5 and 8.5 years, respectively. The fair value of the developed technology, customer relationships, and trade name were determined using the income approach. These valuations are considered Level 3 fair value measurements due to the use of unobservable inputs including projected timing and amounts of future cash flows and revenues, useful lives, and discount rates. The excess of the purchase consideration over the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill, and is attributable to Cybavo’s workforce and the synergies expected to arise from the acquisition. The Company does not expect goodwill to be deductible for income tax purposes.

The agreement also provides for the issuance of up to approximately 1.6 million additional ordinary shares of Circle to certain Cybavo employees, subject to the satisfaction of certain vesting conditions. All ordinary shares issuable in connection with the Cybavo acquisition that are subject to vesting conditions are accounted for as compensation costs over the requisite service period. In connection with the Cybavo acquisition, a $10.0 million loan convertible into shares of Cybavo was effectively settled with respect to the consolidated financial statements.

The consolidated financial statements include the operating results of the acquisition from the date of the acquisitions. Pro forma results of operations for the acquisitions have not been presented because the effects of the acquisitions, individually and in the aggregate, were not material to the financial results of the Company.

Divestitures

Sale of SeedInvest

In October 2022, as a result of the Company’s strategic decision to focus on its core business, the Company entered into a binding agreement to sell certain assets of SeedInvest to a subsidiary of StartEngine Crowdfunding, Inc. (“StartEngine”) in exchange for 960 thousand common shares of StartEngine, a noncontrolling interest that does not provide the Company with significant influence. The transaction closed on May 5, 2023 after receiving regulatory approvals and the Company recorded a gain on the sale of $21.6 million recorded to Gain on sale of intangible assets on the Consolidated Statements of Operations.

Other transactions

Merger agreement termination

In July 2021, the Company entered into a merger agreement with Concord Acquisition Corp. (“Concord”), a blank check company incorporated in the State of Delaware and formed for the purpose of effecting a merger. In February 2022, the merger agreement with Concord was terminated and the Company entered into a new transaction agreement with Concord. In December 2022, the Company and Concord announced the mutual termination of its proposed business combination. As a result, the Company recorded $44.2 million of merger termination costs, consisting of 396,514 shares of Company’s common stock, expense reimbursements, forgiveness of a promissory note, and the recognition of previously capitalized transaction related expenses for the year ended December 31, 2022.

4. Available-for-sale debt securities

Available-for-sale debt securities

The cost basis, fair values and gross unrealized gains and losses of available-for-sale debt securities, at fair value are as follows (in thousands):

	December 31, 2023
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$111,379	$40	$(12)	$111,407
U.S. agency bonds	128,520	199	(3)	128,716

Total	$239,899	$239	$(15)	$240,123

The cost basis of available-for-sale debt securities includes an adjustment for the amortization of premium or discount since the date of purchase. No allowance for credit losses on available-for-sale debt securities was recorded as of December 31, 2023.

The following table presents certain information regarding contractual maturities of our available-for-sale debt securities, at fair value (in thousands):

Maturity	December 31, 2023
	Amortized Cost	% of Total	Fair Value	% of Total
One year or less	$152,108	63.0%	$152,183	63.0%
After one year through five years	87,791	37.0%	87,940	37.0%

Total	$239,899	100.0%	$240,123	100.0%

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

For the year ended December 31, 2023, there were no available-for-sale debt securities, at fair value which have unrealized losses for a period in excess of 12 months.

Interest income recognized on available-for-sale debt securities, at fair value is included as a component of Other income (expense), net on the accompanying Consolidated Statements of Operations as follows (in thousands):

Year ended December 31, 2023
Interest income	$5,771

Available-for-sale debt securities segregated for the benefit of stablecoin holders

The cost basis, fair values and gross unrealized gains and losses of available-for-sale debt securities segregated for the benefit of stablecoin holders are as follows (in thousands):

	December 31, 2022
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury securities	$8,748,072	$1,039	$—	$8,749,111

The cost basis of available-for-sale debt securities segregated for the benefit of stablecoin holders includes an adjustment for the amortization of premium or discount since the date of purchase. For the year ended December 31, 2022, there were no other-than-temporary impairment charges recognized on available-for-sale debt securities segregated for the benefit of stablecoin holders.

The following table presents certain information regarding contractual maturities of our available-for-sale debt securities segregated for the benefit of stablecoin holders (in thousands):

Maturity	December 31, 2022
	Amortized Cost	% of Total	Fair Value	% of Total
91 to 100 days	$8,748,072	100.0%	$8,749,111	100.0%

Expected maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

For the year ended December 31, 2022, there were no available-for-sale debt securities segregated for the benefit of stablecoin holders which have unrealized losses for a period in excess of 12 months.

Interest income recognized on available-for-sale debt securities segregated for the benefit of stablecoin holders is included as a component of Reserve income on the accompanying Consolidated Statements of Operations as follows (in thousands):

Year ended December 31, 2022
Interest income	$482,684

5. Assets related to safeguarding obligations and Obligations related to safeguarding digital assets

As of December 31, 2023 and 2022, assets related to safeguarding obligations were primarily related to Circle Mint accounts and MPC-based security wallets. There were $273.0 million and $185.6 million of assets related to safeguarding obligations for customers with MPC-based security wallets as of December 31, 2023 and 2022, respectively.

The fair value of assets related to safeguarding obligations consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
USDC	$251,337	$553,909
Bitcoin	77,628	30,880
Tether	66,720	59,135
Ethereum	46,269	27,910
Solana	17,665	1,271
Dogecoin	11,155	8,403
Litecoin	6,110	6,269
Others	47,276	34,624

Total	$524,160	$722,401

6. Leases

The Company leases facilities under non-cancelable operating leases that expire from fiscal 2023 to 2025. In addition to fixed monthly lease payments, the Company is required to pay operating expenses and real estate taxes for certain of these facilities.

The components of lease cost were as follows (in thousands):

	Year ended December 31,
	2023	2022
Operating lease cost	$1,813	$1,824
Short-term lease cost	$180	$916

Supplemental balance sheet information related to leases is as follows (in thousands):

	December 31, 2023	December 31, 2022
Operating lease right-of-use assets	$1,624	$3,357

Operating lease liabilities - current	1,647	1,931
Operating lease liabilities - non-current	132	1,700

Total operating lease liabilities	$1,779	$3,631

Operating lease liabilities are included in Other current and non-current liabilities on the Consolidated Balance Sheets, while operating lease right-of-use assets are included in Other non-current assets on the Consolidated Balance Sheets.

Weighted-average lease terms and discount rates are as follows:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term	1.1 years	2.0 years
Weighted-average discount rates	8.5%	8.9%

Maturities of lease liabilities under operating leases are as follows (in thousands):

Years ending December 31,
2024	$1,739
2025	143

Total lease payments	1,882
Less: amount representing interest	77
Less: leases less than 12 months	26

Total lease liabilities	$1,779

Refer to Note 24 for additional information regarding a lease of corporate office space that commenced in January 2024.

7. Intangible assets, net

Intangible assets consists of the following (in thousands):

As of December 31, 2023	Gross carrying amount	Accumulated amortization	Intangible assets, net	Weighted average remaining useful life (in years)
Amortizing intangible assets:
Internally developed software	$95,838	$(52,710)	$43,128	1.5
Acquired intangible assets	29,250	(11,351)	17,899	3.9
Total amortizing intangible assets	125,088	(64,061)	61,027
Indefinite-lived intangible assets:
Acquired intangible assets	266,354	—	266,354

Total intangible assets, net	$391,442	$(64,061)	$327,381

As of December 31, 2022	Gross carrying amount	Accumulated amortization	Intangible assets, net	Weighted average remaining useful life (in years)
Amortizing intangible assets
Internally developed software	$49,933	$(27,848)	$22,085	1.6
Acquired intangible assets	30,889	(5,075)	25,814	4.4

Total intangible assets, net	$80,822	$(32,923)	$47,899

Total amortization expense of intangible assets was $33.1 million and $12.3 million for year ended December 31, 2023 and 2022, respectively. Amortization expense on internally developed software was $24.9 million and $8.9 million for the year ended December 31, 2023 and 2022, respectively. Amortization expense on the acquired intangible assets was $8.3 million and $3.4 million for the year ended December 31, 2023 and 2022, respectively.

The expected future amortization expense for amortizing intangible assets is as follows (in thousands):

Years ending December 31,
2024	$37,473
2025	15,670
2026	2,902
2027	2,794
2028	1,649
Thereafter	539

Total amortization expense	$61,027

8. Digital assets

The Company receives, purchases, utilizes and sells digital assets in the ordinary course of business. In general, the Company holds digital assets, other than stablecoins it issues, as collateral held in connection with Circle stablecoin borrowing and lending services, to pay blockchain gas fees, and as payment for certain services.

The composition of Digital assets included the following (in thousands):

	December 31, 2023	December 31, 2022
Bitcoin (1)	$4,680	$9,715
Ethereum	3,123	1,945
Solana	8	2,075
Other digital assets	3,528	3,628

Total	$11,339	$17,363

(1)	Included $3.3 million and $7.2 million of bitcoin held as collateral as of December 31, 2023 and 2022, respectively.

For the years ended December 31, 2023 and 2022, the Company recorded impairments on digital assets owned by the Company of $1.0 million and $55.7 million, respectively.

Beginning in the first quarter of 2023, the digital assets held as collateral related to lending services were designated as hedged items in qualifying fair value hedges. In connection with the lending services, the Company recognized $9.0 million of changes in fair value attributed to a hedged risk associated with these digital assets held as collateral for the year ended December 31, 2023. No digital assets were designated as the hedged item in a fair value hedge as of December 31, 2022. In connection with the Circle stablecoin borrowing and lending services, the Company recognized a gain related to the return of digital assets held as collateral of $158.0 million, a change in the fair value of related to the obligation to return digital assets of $212.0 million, and an impairment loss of $371.7 million for the year ended December 31, 2022.

9. Investments

Investment in affiliate, equity method

The Company held an investment in Centre that was accounted for under the equity method prior to the acquisition of the remaining outstanding interest in August 2023. Refer to Note 3 for further details. The Company recorded a loss on equity method investment related to Centre of $2.1 million and a gain of $0.2 million for the years ended December 31, 2023 and 2022, respectively, which is included in Other income

(expense), net in the Consolidated Statements of Operations. The carrying amount of the investment in Centre included in Investments on the Consolidated Balance Sheets is presented below (in thousands):

Balance as of December 31, 2022	$2,878
Investment in Centre Consortium	300
Loss from equity method investment	(2,102)
Derecognition of Investment in affiliate, equity method due to Centre Acquisition	(1,076)

Balance as of December 31, 2023	$—

Balance as of December 31, 2021	$694
Investment in Centre Consortium	2,000
Gain from equity method investment	184

Balance as of December 31, 2022	$2,878

Strategic investments

The Company holds strategic investments in privately held companies as a part of the Company’s strategy to build partnerships across the digital asset ecosystem. The Company also receives certain equity instruments as consideration for services. The Company does not have the ability to exercise significant influence over operating and financial policies of these investments. The carrying amount of these investments was $75.9 million and $50.4 million as of December 31, 2023 and 2022, respectively, which are included in Investments on the Consolidated Balance Sheets. The Company primarily records these investments at cost adjusted to fair value upon observable transactions for identical or similar investments of the same issuer or upon impairment, referred to as the measurement alternative.

The Company’s investments carried under the measurement alternative are recorded at fair value on a non-recurring basis in periods after initial recognition. Investments carried under the measurement alternative are classified within level 3 of the fair value hierarchy due to the absence of quoted market prices, the inherent lack of liquidity and unobservable inputs used to measure fair value that require management’s judgment. Any subsequent changes in value of these investments will be included as a part of Other income (expense), net on the Consolidated Statements of Operations.

The components of equity investments carried under the measurement alternative included in Investments on the Consolidated Balance Sheets are presented below (in thousands):

Balance as of December 31, 2022	$42,516
Investments in privately held companies	25,390
Upward adjustments	753
Downward adjustments	(1,040)
Impairments	(1,611)

Balance as of December 31, 2023 (1)	$66,008

(1)	Excluded $9.9 million of strategic investments not accounted for under the measurement alternative as of December 31, 2023.

Balance as of December 31, 2021	$27,539
Investments in privately held companies	27,729
Upward adjustments	—
Downward adjustments	(1,510)
Impairments (1)	(11,242)

Balance as of December 31, 2022 (2)	$42,516

(1)	Include $10.6 million of impairment loss on equity investments in FTX Trading Ltd. and West Realm Shires Inc.
(2)	Excludes $7.9 million of strategic investments not accounted for under the measurement alternative as of December 31, 2022.

10. Derivatives and embedded derivatives

The Company accounts for its obligation to return digital assets held as collateral as a debt host payable with an embedded derivative at fair value and recognizes the liability within Obligations to return digital asset collateral on the Consolidated Balance Sheets. The arrangement is a hybrid instrument, consisting of a debt host contract initially measured at fair value with an embedded forward feature based on the changes in the fair value of the underlying digital asset. Within the obligation to return digital asset collateral is a feature indexed to the underlying digital asset that is not clearly and closely related to a debt instrument and therefore meets the definition of a derivative, which requires bifurcation. Such feature is bifurcated and marked to market through Digital assets (gains) losses and impairment on the Consolidated Statements of Operations. In its normal course of business, the Company enters into lending agreements with counterparties to lend stablecoins and obtains digital asset collateral at predetermined rates where the Company collects a loan fee or receives services and recognizes gain or loss on the change in fair value of the digital assets held as collateral.

The Company enters into certain strategic investments in the form of forward contracts to purchase a specified quantity of digital assets. Certain of these contracts are accounted for as derivatives or investments with embedded derivatives, and accounts for these derivatives and embedded derivatives within Investments on the Consolidated Balance Sheets. The derivatives and bifurcated embedded derivatives are marked to market through Other income (expense), net on the Consolidated Statements of Operations.

The fair value of the Company’s derivatives and embedded derivatives are as follows (in thousands):

	December 31, 2023	December 31, 2022

Derivative and embedded derivative assets:
Investments - embedded derivatives	$3,521	$2,032
Investments - derivatives	$587	$670
Obligation to return digital asset collateral - embedded derivatives	$—	$1,293

Derivative and embedded derivative liabilities:
Obligation to return digital asset collateral - embedded derivatives (1)	$1,392	$—

(1)	Represents $1.4 million of embedded derivatives in fair value hedging relationships as of December 31, 2023. There were no embedded derivatives designated as fair value hedges as of December 31, 2022.

The following table summarizes notional amounts related to derivatives and embedded derivatives (in thousands):

	December 31, 2023	December 31, 2022
Obligation to return digital asset collateral — embedded derivatives (1)	$1,905	$8,959
Investments — embedded derivatives	$1,590	$1,556
Investments — derivatives	$1,244	$1,694

(1)	Represents $1.9 million of notional value associated with embedded derivatives in fair value hedging relationships as of December 31, 2023. There were no embedded derivatives designated as fair value hedges as of December 31, 2022.

Gains (losses) on derivatives and embedded derivatives are as follows (in thousands):

	Year ended December 31,
	2023			2022
	Derivatives	Hedged Items	Total Income Statement Impact	Derivatives	Hedged Items	Total Income Statement Impact
Obligation to return digital asset collateral — embedded derivatives (1)	$8,553	$(9,031)	$(478)	$211,997	$—	$211,997
Prepaid expenses and other assets — embedded derivatives (2)	$935	$—	$935	$(3,253)	$—	$(3,253)
Loans payable, net of debt discount — embedded derivatives (2)	$—	$—	$—	$(887)	$—	$(887)
Investments — derivatives and embedded derivatives (2)	$2,776	$—	$2,776	$1,178	$—	$1,178

(1)	Included in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations.
(2)	Included in Other income (expense), net in the Consolidated Statements of Operations.

For embedded derivatives designated as qualifying fair value hedges, the gain or loss on the embedded derivative and the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in Digital assets (gains) losses and impairment in the Consolidated Statements of Operations. The carrying value of the hedged item is included in Digital assets on the Consolidated Balance Sheets. The carrying values and associated cumulative basis adjustments for fair value hedges are as follows (in thousands):

	Carrying Value of the Hedged Item		Cumulative Fair Value Hedging Adjustments Included in the Carrying Value
Hedged item	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Digital assets	$3,297	$—	$9,031	$—

11. Fair value measurements

Recurring fair value measurements

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis. The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable, stablecoin receivables, prepaid expenses and other current assets, and accounts payable and accrued expenses approximate their fair values due to their short-term nature.

(in thousands)	December 31, 2023			December 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Assets
Assets related to safeguarding obligations	$251,337	$272,823	$—	$553,909	$168,492	$—
Circle Reserve Fund	22,237,963	—	—	23,663,857	—	—
Available-for-sale debt securities, at fair value	111,407	128,716	—	8,749,111	—	—
Digital assets collateral designated as fair value hedged items	3,297	—	—	—	—	—
Obligation to return digital asset collateral — embedded derivatives (1)(2)	—	—	—	—	1,293	—
Investments - derivatives and embedded derivatives (2)(3)	—	4,108	—	—	2,702
Divestment consideration receivable	—	—	—	—	—	1,000

Total assets	$22,604,004	$405,647	$—	$32,966,877	$172,487	$1,000

Liabilities
Convertible debt, net of debt discount	$—	$—	$58,487	$—	$—	$78,264
Obligations related to safeguarding digital assets	251,337	272,823	—	553,909	168,492	—
Obligation to return digital asset collateral — embedded derivatives (1)(2)	—	1,392	—	—	—	—
Warrant liability	—	—	1,642	—		2,689

Total liabilities	$251,337	$274,215	$60,129	$553,909	$168,492	$80,953

(1)	Excluded obligation to return digital asset collateral of $1.9 million and $9.0 million, representing the debt host obligation which is not measured and recorded at fair value as of December 31, 2023 and 2022, respectively.
(2)	The fair value measurement is based on the quoted market price of the underlying digital asset.
(3)	Excluded the host contract balance of $1.6 million as of December 31, 2023 and 2022.

The Company did not make any transfers between the levels of the fair value hierarchy during the year ended December 31, 2023 and 2022.

Warrant liability

In March 2019, in connection with a bank financing, the Company issued warrants convertible into Series E preferred shares at a price of $16.23 per share. The warrants issued with these notes are legally detachable and exercisable and therefore meet the definition of freestanding and are not embedded in the bank financing. The warrants are classified as non-current liability and are fair valued using a probability weighted model based on the fair value of the Company’s common stock at the balance sheet date. The Company revalues the warrants at each reporting period and records the change in fair value in the Consolidated Statements of Operations.

Balance as of December 31, 2022	$2,689
Fair value adjustment	(1,047)

Balance as of December 31, 2023	$1,642

Balance as of December 31, 2021	$1,349
Fair value adjustment	1,340

Balance as of December 31, 2022	$2,689

Obligation to return digital asset collateral — embedded derivatives

Embedded in the debt host obligation to return digital asset collateral related to Circle stablecoin borrowing and lending activities is a feature indexed to digital asset that is not clearly and closely related to a debt instrument, which meets the definition of a derivative and requires bifurcation. The feature is fair valued using the “with” and “without” approach. During the period when an obligation to return the digital asset collateral exists, the embedded derivative is marked-to-market and any changes in the fair value of the underlying digital asset is recorded within Digital assets (gains) losses and impairment on the Consolidated Statements of Operations. Upon the return of the digital asset collateral, any unrealized gain (loss) on the embedded derivative that was attributable to the collateral is realized. As of December 31, 2023 and 2022, the embedded derivatives balance only consisted of embedded derivatives in connection with the digital asset collateral related to Circle stablecoin lending activities and does not contain any significant unobservable inputs.

Balance as of December 31, 2021	$28,705
Change in value upon return of digital asset collateral	(239,409)
Fair value adjustment	210,704

Balance as of December 31, 2022	$—

Convertible debt, net of debt discount

On March 1, 2019, the Company issued convertible notes in connection with an acquisition. The first note had a par value of $24.0 million, matures in seven years and is convertible into Series E preferred shares with a 2.9% interest rate. The second note, which was settled at maturity, had a par value of $10.0 million and a 6.0% interest rate. In 2021, the Company raised an additional $451.0 million from multiple lenders which was converted into 27,789,557 shares of Series E Preferred Shares at a conversion rate of $16.23 in March 2022. The Company elected the fair value option for recording these notes. The change in fair value of the notes is recorded in Other income (expense), net on the Consolidated Statements of Operations.

Balance as of December 31, 2022	$78,264
Net discount on convertible notes	1,042
Capitalized interest	470
Fair value adjustment	(20,107)
Fair value adjustment – credit risk	(1,182)

Balance as of December 31, 2023	$58,487

Balance as of December 31, 2021	$904,122
Net discount on convertible notes	941
Capitalized interest	462
Fair value adjustment	694,634
Fair value adjustment – credit risk	3,155
Conversion of convertible notes to Series E preferred shares	(1,525,050)

Balance as of December 31, 2022	$78,264

The following significant unobservable inputs were used in the valuation:

	December 31, 2023	December 31, 2022
Discount rate	11.0%	13.5%
Volatility	66.5%	62.5%
Risk-free rate	4.2%	4.16 - 4.18%

Nonrecurring fair value measurements

Non-financial assets such as digital assets and investments accounted for under the measurement alternative are measured at fair value on a nonrecurring basis. The fair value of digital assets are based on Level 1 inputs. Certain investments accounted for under the measurement alternative were impaired. Refer to Note 9 for further details. These fair value measurements are based on Level 3 inputs, predominantly projected cash flows from the underlying investments and an applicable discount rate used in an income approach.

12. Revenue recognition

Disaggregation of revenue

The following table summarizes the disaggregation of revenue by major product and service (in thousands):

	Year ended December 31,
	2023	2022
Reserve income (1)	$1,430,606	$735,885

Other revenue:
Transaction services	$9,896	$21,885
Treasury services (1)	—	7,509
Other	9,964	6,773

Total other revenue	19,860	36,167

Total revenue and reserve income from continuing operations	$1,450,466	$772,052

(1)	Reserve income and Treasury services revenue are outside the scope of ASC 606.

Reserve income

All Circle stablecoins issued and outstanding are fully backed by equivalent amounts of fiat currency denominated assets held in segregated reserve accounts. The Company earns interest and dividends on assets held in reserve accounts, which include cash balances held at banks, investments in available-for-sale debt securities and investments in the Circle Reserve Fund. Interest income is recognized under the effective interest method, and dividend income from the Circle Reserve Fund is recognized on the declaration date.

Other revenue

Other revenue generally consists of revenues generated from services centered around Circle stablecoins and related transactional or wallet infrastructure. The components of other revenue primarily includes revenues from transaction services, treasury services, and other revenues.

Transaction services relate to the processing of Circle stablecoin native payments, payouts to sellers, vendors or end-users as well as ledger management, facilitating digital asset transactions and Circle stablecoins custody services.

Transaction services contracts constitute a series of distinct payment processing services that Circle stands ready to provide to the customers over the contract period. The transaction price for these services is entirely variable based on the number of transactions processed, and consideration is allocated to the distinct service that forms part of its single performance obligation to provide payment processing services. Invoices are sent to customers monthly and include monthly subscription and volume-based fees based upon transaction activity. Therefore, revenue is recognized over time as the performance obligation is met. In certain instances, customers prepay their monthly subscription by paying annually. In those instances, we recognize revenue over the life of the contract as the performance obligation is satisfied. The Company incurs expenses to assist in fulfilling obligations to process payment transactions. The Company acts as the principal in providing transaction services to customers and, therefore, recognizes associated revenue and expenses on a gross basis.

Treasury services were related to Circle stablecoin lending services, which offered accredited investor customers the ability to generate fixed-term yield on their Circle stablecoin holdings until it was wound down in November 2022. The Company received loan fee income from borrowers at a predetermined rate. Loan fee income was recognized using the effective interest method in accordance with the terms of the loans and is outside the scope of ASC 606, Revenue from contracts with customers.

Other revenues include revenue generated from SeedInvest, integration services, and Web3 and custody services. SeedInvest was the Company’s equity crowdfunding platform which connected start-up businesses with venture investors by providing an online platform where issuers could solicit and raise capital. SeedInvest earned revenue primarily through fees paid by the issuer and transaction processing fees paid by the investors. These fees were only charged and recognized upon successfully closing of transactions which occur when funds had been transferred from the investors to the issuer. Refer to Note 3 for information regarding the sale of SeedInvest assets in May 2023. Integration services relate to the implementation of Circle stablecoins on public blockchains. Payment for integration services was received at the inception of the contract in the form of digital assets measured at fair value at the contract inception. Refer to the Digital assets discussion above regarding subsequent accounting for digital assets. Integration services contracts typically have one performance obligation, and revenue is recognized at a point in time when the technical implementation is complete. Web3 and custody services provide customers with a suite of tools to securely custody digital assets and enable custom transaction workflows and enhance operational efficiency. Revenue is earned primarily through subscription fee contracts that typically have one performance obligation provided and is satisfied over the contractual life of the agreement. In certain instances, customers prepay their monthly subscription by paying annually or quarterly. In those instances, the Company recognizes revenue over the life of the contract.

Deferred revenue

Deferred revenue represents consideration received that is yet to be recognized as revenue. The changes in our deferred revenue are reflected in the following table (in thousands):

Deferred revenue
Balance at December 31, 2022	$3,155
Deferred revenue billed and acquired in the current period, net of recognition	2,499
Revenue recognized that was included in the beginning period	(3,155)

Balance at December 31, 2023	$2,499

Deferred revenue
Balance at December 31, 2021	$415
Deferred revenue billed in the current period, net of recognition	3,155
Revenue recognized that was included in the beginning period	(415)

Balance at December 31, 2022	$3,155

Discontinued operations

Poloniex revenues, realized gains and losses, fair value adjustments and trade costs are presented on a separate gain (loss) from discontinued operations line in the Consolidated Statements of Operations in accordance with ASC 205 requirements as Poloniex was discontinued after being disposed. See Note 3 — Acquisitions and divestitures for further detail.

13. Other income (expense), net

The total Other income (expense), net for the year ended December 31, 2023 and 2022 is reported within our Consolidated Statements of Operations. The following table presents our major categories of other income (expense), net (in thousands):

	Year ended December 31,
	2023	2022
Realized gains (losses) on investments	$(2,037)	$(16,615)
Change in fair value of derivatives and embedded derivatives	3,711	(2,962)
Change in fair value of convertible debt	20,107	(694,634)
Change in fair value of warrant liability	1,047	(1,340)
Interest expense and amortization of discount	(1,912)	(2,684)
Interest income on corporate balances	29,262	8,645
Impairment losses on strategic investments	(1,611)	(12,752)
Other, net	854	1,949

Total Other income (expense), net	$49,421	$(720,393)

14. Income taxes

The Company’s income (loss) from continuing operations before provision for income taxes for the year ended December 31, 2023 and 2022 consists of the following (in thousands):

	Year ended December 31
	2023	2022
Domestic	$364,179	$25,997
Foreign	(45,230)	(784,506)

Total income (loss) before provision for income taxes	$318,949	$(758,509)

The components of the provision for income taxes from continuing operations consist of the following (in thousands):

	Year ended December 31
	2023	2022

Current:
Federal	$66,186	$3,860
State	13,225	2,221
Foreign	882	(2,032)

Total Current	$80,293	$4,049

Deferred:
Federal	(31,383)	(394)
State	(834)	—
Foreign	(676)	(392)

Total Deferred	(32,893)	(786)

Total	$47,400	$3,263

Intraperiod tax allocation rules require the Company to allocate the provision for income taxes between continuing operations and other categories of earnings.

The Company’s income tax expense from continuing operations differs from the taxes computed by applying the federal income tax rate of 21% to the income (loss) before income taxes. A reconciliation of these differences is as follows (in thousands):

	Year ended December 31
	2023	2022
Federal income taxes at 21%	$66,979	$(159,287)
State income taxes, net of federal benefit	9,712	1,638
Other permanent differences	467	969
Other non-deductible Irish expenses	2,285	15,571
Change in fair value of convertible notes	—	140,271
Non-deductible warrant expense	—	281
Stock-based compensation	16,205	2,593
Foreign rate differential	25	2,154
Change in valuation allowance	(48,107)	2,438
Provision to return adjustments	1,416	(43)
Deferred tax rate change and adjustments	3,271	(764)
Federal research and experimentation credits	(756)	(4,974)
ASC 740-10 reserve	(1,860)	2,282
IP transfer	(4,204)	—
Other	1,967	134

Income tax expense	$47,400	$3,263

Significant components of the Company’s net deferred tax assets and liabilities consist of the following (in thousands):

	December 31, 2023	December 31, 2022

Deferred tax assets:
Net operating loss carryforwards	$16,106	$31,917
Tax credit carryforwards	89	1,575
Capitalized research expenses	12,593	—
Unrealized loss on investments	10,852	18,924
Stock based compensation	20,561	18,745
Accruals and reserves	7,393	7,340
Capital loss carryforward	3,353	3,880
Lease liabilities	305	672
Unrealized foreign currency exchange gain (loss)	68	588
Digital assets safeguarded on behalf of customers	105,653	172,918
Other, net	69	39

Total deferred tax assets	177,042	256,598
Valuation allowance	(29,638)	(82,586)

Total deferred tax assets, net of valuation allowance	147,404	174,012

Deferred tax liabilities:
Fixed assets	(444)	(498)
Investment in Centre Consortium	—	(299)
Intangible assets	(59,472)	(2,389)
Right-of-use assets	(273)	(611)
Credit risk adjustment	(802)	(553)
Digital assets safeguarding obligations to customers	(105,653)	(172,918)
Other	(376)	(655)

Total deferred tax liabilities	(167,020)	(177,923)

Deferred tax liabilities, net	$(19,616)	$(3,911)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. The Company released a portion of its U.S. federal valuation allowance in the year, primarily due to the Company’s net U.S. deferred tax liability position as of December 31, 2023. The Company continues to maintain a full valuation allowance, except to the extent of utilizable deferred tax liabilities, in certain foreign jurisdictions.

As of December 31, 2023, the U.S. federal and state net operating loss carryforwards (presented gross and tax effected, respectively) for income tax purposes were approximately $3.4 million and $0.6 million, respectively. The federal net operating losses have an indefinite carryforward period, while the state net operating losses begin to expire in 2038.

The Company also has foreign net operating losses carryforwards of approximately $63.6 million. These attributes may be subject to various annual and carryforward limitations under the tax laws of the different jurisdictions in which the Company operates.

Significant judgment is required in evaluating the Company’s uncertain tax positions and determining the provision for income taxes. The Company follows the provisions of ASC 740, which provide detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the financial statement. Tax positions must meet a “more-likely-than-not” recognition threshold at the effective date to be recognized upon the adoption of FASB ASC 740 and in subsequent periods. As of December 31, 2023 and 2022, the Company maintained uncertain tax position reserves of $2.2 million and $3.8 million, respectively, for its current and prior year federal and state R&D credits given the inherent judgment that is involved in the credit calculation. Of these amounts, $2.2 million would reduce the effective tax rate, if recognized. The interest or penalties related to these uncertain tax positions are immaterial and are recorded as a component of income tax expense. The following tables present activity related to unrecognized tax benefits as of the dates indicated (in thousands):

December 31, 2023
Beginning balance	$3,812
Increase related to tax positions taken during current year	253
Decrease related to tax positions taken during prior years	(1,907)

Ending balance	$2,158

December 31, 2022
Beginning balance	$239
Increase related to tax positions taken during current year	2,705
Increase related to tax positions taken during prior years	885
Decrease related to a lapse of the applicable statute of limitations	(17)

Ending balance	$3,812

None of the $2.2 million of uncertain tax position reserves as of December 31, 2023 are anticipated to reverse within the next 12 months. Management believes that it has sufficient accrued liabilities as of December 31, 2023 for uncertain tax position exposures and related interest expense.

The Company is subject to U.S. income taxes in federal and various state jurisdictions. The years open for audit for federal and state are 2020 through 2023. There are no open income tax examinations as of December 31, 2023. The Company is also subject to income taxes in Canada, France, Ireland, Singapore, Taiwan and Hong Kong.

15. Debt

Loans payable, net of debt discount

To facilitate an acquisition during 2018, the Company entered into a loan agreement with a bank for $20.0 million, at an 8.0% interest rate for a three year term, less discounts of $1.5 million, which was repaid in full in November 2019. In connection with this loan, the bank was issued warrants convertible into 1,450,000 ordinary shares of Parent with an expiration date seven years from the date of issuance at February 21, 2018, which are classified in equity. There are an additional 85,000 Series E warrants with a strike price of $16.23 per share with an expiration date of February 21, 2025, which are classified as liabilities. These warrants are still outstanding after repayment of the loan and have a fair value of $1.6 million and $2.7 million as of December 31, 2023 and 2022, respectively, which are reflected as Warrant liability on the Consolidated Balance Sheets.

In July 2020, the Company entered into a loan agreement with a digital asset financial services company for $25.0 million, with a maturity date of July 16, 2022. The loan carried an initial annual loan fee of 16.8% and was amended in October 2020. The loan and the embedded derivative related to its interest rate adjustment feature were reflected as Loans payable, net of debt discount on the Consolidated Statements of Operations. The debt discount was amortized and included in Other income (expense), net in the Consolidated Statements of Operations. In June 2022, the Company repaid the entire principal balance of $25.0 million and accrued interest of $6.1 million in USDC.

Convertible debt, net of debt discount

In March 2019, the Company entered into an agreement with an investment company to issue two convertible promissory notes in connection with an acquisition. Pursuant to the agreement, the Company agrees to pay the holder the principal amount together with any interest on the unpaid principal balance for the two notes beginning on the date of the agreement. The first note has a principal amount of $24.0 million and is convertible into Series E preferred stock subject to the conversion provisions in the agreement (collectively the “First Note”). The First Note matures on March 1, 2026, unless earlier converted, and has an annual interest rate of 2.9% due annually in arrears on the last day of each calendar year. At any time during the term and at the sole discretion of the holder, all or a portion of the principal amount with any accrued and unpaid interest (collectively the “Conversion Amount”) can at the election of the holder be converted in Series E preferred shares. The outstanding Conversion Amount will convert into a specified number of shares of Series E preferred stock at a conversion price per share equal to $16.23.

The second note had a principal amount of $10.0 million and was convertible into new shares issued at the Company’s next equity financing subject to the conversion provision in the agreement (collectively the “Second Note”). The Second Note had a maturity date of March 1, 2021 and had an annual interest rate of 6.0% due annually in arrears on the last day of each calendar year. On March 1, 2021, the Company repaid the remaining principal including capitalized amounts of $10.7 million and interest of $0.1 million related to the Second Note.

In March 2021, the Company entered into an agreement with a private equity growth fund to issue a convertible note (“2021 Convertible Note”). The 2021 Convertible Note had a principal amount of $50.7 million. There is no interest that shall accrue or be payable for the 2021 Convertible Note. The principal amount shall be due and payable by the Company on demand by the Holder any time after March 8, 2023. During the second quarter of 2021, the Company raised an additional $400.3 million from multiple lenders with substantially the same terms as the 2021 Convertible Note (collectively the “2021 Convertible Notes”). In March 2022, holders of the 2021 Convertible Notes automatically converted their principal balance of $451.0 million into 27,789,557 shares of Series E Preferred Shares at a conversion rate of $16.23 per share.

The Company has elected the fair value option for recording its convertible notes on the Consolidated Balance Sheets, which are recorded at a net discount on acquisition date. The fair value of outstanding convertible notes was $58.5 million and $78.3 million as of December 31, 2023 and 2022, respectively, and are reflected as Convertible debt, net of debt discount on the Consolidated Balance Sheets. The debt discount is amortized and included in Other income (expense), net in the Consolidated Statements of Operations. The change in fair value of the convertible notes is included in Other income (expense), net in the Consolidated Statements of Operations.

16. Stockholders’ equity

Common stock

In accordance with the Constitution dated May 14, 2018, as amended, the Company is authorized to issue 262,500,000 shares of common stock (known as “ordinary shares”) with a par value of $0.0001 per share and 262,500,000 shares of non-voting common stock with a par value of $0.0001 per share.

The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock as detailed in the Constitution. The holders of Circle’s voting common stock are entitled to one vote for each share of common stock held, subject to certain limitations pertaining to the Circle’s preferred stock.

As of December 31, 2023 and 2022, the Company has the following number of common shares reserved:

	December 31, 2023	December 31, 2022
Conversion of Series A redeemable convertible preferred stock	33,620,690	33,620,690
Conversion of Series B redeemable convertible preferred stock	17,586,205	17,586,205
Conversion of Series C redeemable convertible preferred stock	18,445,443	18,445,443
Conversion of Series D redeemable convertible preferred stock	23,202,679	23,202,679
Conversion of Series E redeemable convertible preferred stock	36,866,587	36,866,587
Conversion of Series F redeemable convertible preferred stock	9,515,886	9,515,886
Common stock issuable in connection with business combinations	2,035,503	3,262,081
Common stock issuable under stock award plan	35,353,136	32,393,880
Common stock available for future issuance under stock award plan	764,147	1,024,250

Total	177,390,276	175,917,701

Treasury stock

In July 2020, the Company acquired 4,960,362 shares of its own common stock at a cost of $0.58 per share in conjunction with the settlement from the extinguishment of debt. The total fair value of the acquired shares was $2.9 million and has been deducted from stockholders’ deficit. The settlement from the extinguishment of debt restricts the sale, transfer, or assignment for 12 months from the date of the settlement.

In September and October 2023, the Company entered into an agreement with certain employees and a director of the Company and repurchased 348,775 ordinary shares at a price of $25.09 per share. These shares repurchased were canceled in December 2023.

Warrants

In April 2023, the Company entered into an agreement with a commercial counterparty to grant warrants to purchase up to 4,506,264 common shares of a consolidated subsidiary that will be automatically converted one for one with common shares of the Company upon exercise. The warrants have an exercise price of $42.14 per share and an exercise period of ten years from the grant date. The warrants are subject to certain service conditions to be achieved over a two-year period and performance conditions to be achieved over a five-year period. The fair value of the warrants, approximately $80.1 million, was measured at the time of issuance using the Black-Scholes-Merton option pricing model using the following assumptions: the Company’s estimated common share price on the grant date, a term of 10 years, a dividend yield of zero, volatility of 44%, and a risk-free rate of 3.45%. The warrants will be expensed as the service conditions are achieved or over the requisite service period if and when the achievement of the performance conditions are probable. There are no marketing expenses or distribution and transaction costs related to the warrants for the year ended December 31, 2023. None of the common shares associated with these warrants have been exercised, forfeited or expired.

In August 2023, the Company entered into an agreement with a digital asset exchange to grant warrants to purchase up to 3,562,139 common shares of a consolidated subsidiary that will be automatically converted one for one with common shares of the Company upon exercise. The warrants have an exercise price of $25.09 per share. They expire five years from the grant date and are subject to a performance condition. The fair value of the warrants, approximately $43.9 million, was measured at the time of issuance using the Black-Scholes-Merton option pricing model using the following assumptions: the Company’s estimated common share price on the grant date, a term of five years, a dividend yield of zero, volatility of 51%, and a risk-free rate of 4.38%. The warrants will be expensed over the requisite service period if and when the achievement of the performance condition is probable. There are no expenses related to the warrants for the year ended December 31, 2023. None of the common shares associated with these warrants have been exercised, forfeited or expired.

17. Redeemable convertible preferred stock

In 2013, the Company issued 33,620,690 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”), par value of $0.0001, at a purchase price of approximately $0.27 per share for total cash proceeds of $9.0 million.

In 2014, the Company issued 17,586,205 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock”), par value of $0.0001, at a purchase price of approximately $0.97 per share for total cash proceeds of $17.0 million.

In 2015, the Company issued 23,051,123 of Series C redeemable convertible preferred stock (“Series C Preferred Stock”) and Series C-1 redeemable convertible preferred stock (“Series C-1 Preferred Stock”), par value of $0.0001, at a purchase price of approximately $2.17 per share for total cash proceeds of $50.1 million.

In 2016 and 2017, the Company issued a total of 23,202,679 of Series D redeemable convertible preferred stock (“Series D Preferred Stock”), par value of $0.0001, at a purchase price of approximately $2.76 per share for total cash proceeds of $64.1 million, net of $0.1 million of issuance costs.

In 2018, the Company issued 9,077,030 of Series E redeemable convertible preferred stock (“Series E Preferred Stock”), par value of $0.0001, at a purchase price of approximately $16.23 per share for total cash proceeds of $148.9 million.

In October 2019, 4,605,680 shares of Series C Preferred Stock were forfeited.

In March 2022, the holders of the Company’s convertible notes automatically converted their principal balance of $451.0 million into 27,789,557 shares of Series E Preferred Shares at a conversion rate of $16.23 per share. The fair value of the convertible notes as of the conversion date was $1,525.0 million, of which $451.0 million principal balance was converted to Series E Preferred Shares and $1,074.0 million was recorded in Additional paid-in capital in the Consolidated Balance Sheets as of December 31, 2022.

In May 2022, the Company issued 9,515,886 of Series F redeemable convertible preferred stock (“Series F Preferred Stock”) par value of $0.0001, at a purchase price of approximately $42.14 per share for total cash proceeds of $401.0 million.

The holders of the Series A, Series B, Series C, Series D, Series E and Series F preferred stock (collectively, “Voting Preferred Stock”) have various rights and preferences as follows:

Voting

The holder of the Voting Preferred Stock shall be entitled to such number of votes equal to the number of whole common stock into which the preferred stock held by such holder are convertible in accordance with conversion rules as of the record date for determining stockholders entitled to vote on such matter and shall have voting rights and powers equal to the voting rights and powers of the common stock. The holders of the Series A Preferred Stock shall be entitled to appoint and remove two (2) Directors to the Board. The holders of Series C Preferred Stock are entitled to appoint and remove (1) Director to the Board. The holders of Series C-1 Preferred Stock have no voting rights except where it may be statutorily required.

Dividends

The holders of the Preferred Stock shall be entitled to cash dividends at the rate of eight percent (8.0%) of the original price per annum, payable only when as and if declared by the Board out of profits of the Company available for distribution in priority to any declaration or payment of any dividend or other distribution on any other class of stock in the capital of the Company. The dividends shall not be cumulative and shall be paid in immediately available funds.

Liquidation

Upon a liquidation event, whether voluntary or involuntary, any amounts or combined assets of Circle and its subsidiaries legally available for distribution to holders of the Company’s stock of all classes, shall be paid as follows: first, the holders of the preferred stock shall be entitled, before any distribution or payment is made upon any common stock to be paid an amount per preferred stock equal to the greater of (i) the sum of (A) $0.27 per preferred stock for Series A or $0.97 per preferred stock for Series B or $2.17 for Series C or Series C-1 or $2.76 for Series D or $16.23 for Series E or $42.14 for Series F, subject to appropriate adjustment in the event of any combination, consolidation, recapitalization, stock split, stock dividend or the like affecting such stock, and (B) the amount of all arrears of all declared but unpaid dividends and (ii) the amount per stock as would have been payable had all Preferred Stock been converted into common stock prior to the liquidations. If upon the liquidation, the available assets shall be insufficient to make payment in full to all holders of the Preferred Stock, then the available assets shall be distributed among the holders of Preferred Stock at the time issued, ratably in proportion to the full amounts to which they would otherwise be respectively entitled if the entire preferred stock liquidation preference were paid in full. Second, after the payment of the full Preferred Stock liquidation preference, the remaining available assets shall be distributed ratably to the holders of the common stock based on the number of common stock held by each such holder.

Redemption

To the extent the preferred stock has not been previously redeemed or converted, a holder of preferred stock may require Circle to redeem its preferred stock, with prior written consent of at least 55% of the holders of Voting Preferred Stock. A redemption would occur in three annual installments that could commence no sooner than the fifth anniversary of the latest amendment and restatement of the Company’s Constitution, or May 6, 2027. Redemptions, if any, will be made from profits available for distribution to the extent available. If there are insufficient profits available for distribution to redeem all of the preferred stock to be redeemed, Circle will redeem the remaining shares to be redeemed as soon as there are sufficient profits available for distribution.

Conversion

The Preferred Stock may at the option of the holder thereof be converted at any time into fully-paid common stock. In addition, each preferred share shall automatically be converted into common stock upon the closing of an underwritten public offering of the Company’s common stock at a price per share of not less than $32.64, subject to certain adjustments, where the Company receives proceeds of $150.0 million or more. The number of common stock into which each Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F preferred stock may be converted shall be determined by dividing the Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F original price by the Series A or Series B or Series C or Series C-1 or Series D or Series E or Series F conversion price (as defined in the Constitution), in effect at the time of the conversion.

Following is a presentation of the key characteristics and shares outstanding for each class of the Company’s preferred stock as of December 31, 2023:

Preferred stock class	Issue Date	Issue price	Conversion price	Liquidation preference	Shares issued and outstanding
Series A	8/22/2013	$0.27	$0.27	$0.27	33,620,690
Series B	2/26/2014	$0.97	$0.97	$0.97	17,586,205
Series C	4/10/2015	$2.17	$2.17	$2.17	18,445,443
Series D	5/17/2016	$2.76	$2.76	$2.76	23,202,679
Series E	Various	$16.23	$16.23	$16.23	36,866,587
Series F	5/9/2022	$42.14	$42.14	$42.14	9,515,886

18. Stock-based compensation

Stock-based compensation expense was $108.0 million and $69.3 million for the year ended December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the incremental compensation expense related to modified awards for employee terminations and extended option exercise periods was $31.6 million, which was also included in the stock-based compensation expense. The capitalized stock-based compensation expense related to internally developed software was $13.1 million and $6.3 million for the year ended December 31, 2023 and 2022, respectively.

Stock options

Granted stock options generally have 10 years terms and have vesting periods ranging from 12 to 48 months.

Following are the weighted average assumptions utilized in the valuation of option granted:

	Year ended December 31, 2023	Year ended December 31, 2022
Risk-free interest rate	3.5% - 4.3%	1.8% - 2.9%
Expected term (years)	6.1 - 6.3	5.8 - 6.8
Expected volatility	46.0% - 46.7%	50% - 55%
Expected annual dividend	—	—

A summary of outstanding stock options activities for the year ended December 31, 2023 is presented as below:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2022	25,210,975	$6.69	7.06	$821,385
Options granted	1,729,538	28.68
Options exercised	(989,800)	1.05
Options forfeited	(1,498,056)	10.19

Balance as of December 31, 2023	24,452,657	8.26	6.50	488,807

Exercisable at December 31, 2023	18,330,719	$5.02	6.03	$421,091

A summary of outstanding stock options activities for the year ended December 31, 2022 is presented as below:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2021	24,964,933	$5.28	7.96	$530,468
Options granted	1,618,065	30.68
Options exercised	(509,776)	1.10
Options forfeited	(862,247)	14.29

Balance as of December 31, 2022	25,210,975	6.69	7.06	821,385

Exercisable at December 31, 2022	14,445,563	$3.31	6.28	$517,642

The intrinsic value is calculated as the difference between the exercise price of the underlying stock option award and the estimated fair value of the Company’s common stock. The aggregate intrinsic value of stock options exercised was $24.8 million for the year ended December 31, 2023.

The weighted-average grant date fair value of options granted was $14.19 and $15.59 per share for the year ended December 31, 2023 and 2022, respectively.

A summary of outstanding unvested stock options activities for the year ended December 31, 2023 is presented as below:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2022	10,765,412	$11.23
Options granted	1,729,538	28.68
Options vested	(5,579,513)	8.99
Options forfeited	(793,499)	13.21

Balance as of December 31, 2023	6,121,938	$17.94

A summary of outstanding unvested stock options activities for the year ended December 31, 2022 is presented as below:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2021	16,924,909	$7.59
Options granted	1,618,065	30.68
Options vested	(7,005,308)	6.47
Options forfeited	(772,254)	15.44

Balance as of December 31, 2022	10,765,412	$11.23

As of December 31, 2023, unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $59.3 million, which is expected to be recognized over a weighted-average period of 2.0 years.

Restricted stock units (RSUs)

RSUs granted under the Award Plan generally vest upon the satisfaction of both a service condition and a liquidity-event related performance condition. Both the service and liquidity-event related performance conditions must be met for the expense to be recognized.

A summary of RSUs activities for the year ended December 31, 2023 is as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2022	7,182,905	$38.78
RSUs granted	4,992,666	30.42
RSUs vested	(61,047)	33.17
RSUs forfeited	(1,214,045)	38.98

Balance as of December 31, 2023	10,900,479	$34.96

A summary of RSUs activities for the year ended December 31, 2022 is as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2021	1,102,336	$29.25
RSUs granted	6,346,751	40.40
RSUs vested	–	–
RSUs forfeited	(266,182)	37.87

Balance as of December 31, 2022	7,182,905	$38.78

As of December 31, 2023, unrecognized stock-based compensation cost related to outstanding unvested RSUs that are expected to vest was $325.9 million, which is expected to be recognized over a weighted-average period of 1.8 years.

Shares issued for business combinations

The Company has issued the following common shares and warrants for the purchase of common shares in connection with its acquisitions of Cybavo and Billeto. These shares and warrants were issued to the employees of the acquired businesses and are valued based on the fair value of the Company’s common shares at the acquisition date. The warrants have an exercise price of $0.0001 per common share. The Company records share-based compensation expenses over the requisite service period, with an increase to additional paid-in capital. The vesting of shares issued for business combinations is subject to continuing employment with the Company through various dates over a four year period from their respective acquisition dates.

	Number of Shares	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2022	2,951,666	$47.82
Shares and warrants issued for business combinations vested	(874,204)	47.82
Shares and warrants issued for business combinations forfeited	(41,959)	47.82

Balance as of December 31, 2023	2,035,503	$47.82

	Number of Shares	Weighted- Average Grant Date Fair Value
Balance as of December 31, 2021	–	$–
Shares and warrants issued for business combinations granted	2,951,666	47.82
Shares and warrants issued for business combinations vested	–	–
Shares and warrants issued for business combinations forfeited	–	–

Balance as of December 31, 2022	2,951,666	$47.82

For the year ended December 31, 2023, post-combination stock-based compensation cost included in the stock-based compensation expense was $67.8 million. As of December 31, 2023, unrecognized stock-based compensation cost related to outstanding unvested shares and warrants issued for business combinations that are expected to vest was $50.9 million, which is expected to be recognized over a weighted-average period of 2.0 years.

19. Earnings (loss) per share

The computation of net income (loss) per share is as follows (in thousands, except per share amounts):

	Year ended December 31,
	2023	2022

Numerator
Net income (loss) from continuing operations	$271,549	$(761,772)
Net loss from discontinued operations	(3,987)	(7,075)

Net income (loss)	$267,562	$(768,847)

Numerator Adjustments:
Dividend preference on preferred shares	$(90,363)	$—
Undistributed earnings allocated to preferred shares	(132,291)	—

Net income (loss) available to common stockholders – basic	$44,908	$(768,847)

Changes in fair value of convertible debt and warrant liability	$(15,264)	$—
Dividend preference on preferred shares	(90,363)	—
Undistributed earnings allocated to preferred shares	(109,037)	—

Net income (loss) available to common stockholders – diluted	$52,898	$(768,847)

Denominator
Weighted-average common shares – basic	47,265,168	46,662,851
Weighted-average effect of dilutive securities	20,283,649	—

Weighted-average common shares – diluted	67,548,817	46,662,851

Earnings (loss) per common share:
Basic earnings (loss) per share
Continuing operations	$0.95	$(16.33)
Discontinued operations	(0.0)	(0.15)

Basic earnings (loss) per common share	$0.95	$(16.48)

Diluted earnings (loss) per share:
Continuing operations	$0.78	$(16.33)
Discontinued operations	(0.0)	(0.15)

Diluted earnings (loss) per common share	$0.78	$(16.48)

The outstanding securities that were excluded from the computation of diluted earnings (loss) per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows (in thousands):

	Year ended December 31,
	2023	2022
Redeemable convertible preferred stocks	139,237	139,237
Stock options and RSUs	—	32,394
Common stock in connection with business combinations	1,027	3,262
Convertible debt	—	1,479
Warrants	—	1,535

Total	140,264	177,907

20. Accumulated other comprehensive income (loss)

Following is a summary of the changes in each component of accumulated other comprehensive income (loss) (in thousands):

	Year ended December 31,
	2023	2022

Accumulated other comprehensive income (loss)
Beginning balance	$3,356	$4,711
Pre-tax change – Foreign currency translation adjustment	1,460	625
Pre-tax change – Unrealized gain (loss) on convertible notes – credit risk adjustment	1,182	(3,155)
Pre-tax change – Unrealized gain (loss) on available-for-sale securities	(1,069)	1,175
Tax effect	—	—

Total other comprehensive income (loss), net of tax	$4,929	$3,356

21. Prepaid expenses and other current assets

Prepaid expenses and other current assets include the following (in thousands):

	December 31, 2023	December 31, 2022
Income tax receivable	$25,647	$4,907
Reserve income receivable	101,190	79,682
Prepaid expenses	14,394	10,074
Other	5,414	3,176

Total prepaid expenses and other current assets	$146,645	$97,839

22. Accounts payable and accrued expenses

Accounts payable and accrued expenses include the following (in thousands):

	December 31, 2023	December 31, 2022
Accrued expenses	$50,015	$57,885
Accrued distribution costs	57,278	200,840
Income taxes payable	27,162	5,785
Accrued interest	740	726
Other payables	17,391	10,986

Total accounts payable and accrued expenses	$152,586	$276,222

23. Commitments and contingencies

Legal matters

The Company is subject to various litigation, regulatory investigations, and other legal proceedings that arise in the ordinary course of its business. The Company is also subject to regulatory oversight by numerous regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements.

In February 2018, one of our indirect wholly-owned subsidiaries acquired Poloniex, LLC (“Poloniex”), which owned and operated the Poloniex digital asset trading platform. In April 2018, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) served Poloniex with an administrative subpoena and a second administrative subpoena in September 2019 requesting documents and information regarding accounts opened and/or closed on the Poloniex digital asset trading platform by persons potentially located in Iran, Cuba, Syria, North Korea, Crimea, and Sudan. In April 2023, Poloniex executed a settlement agreement with OFAC regarding its investigation and paid OFAC a settlement fee of $7.6 million in May 2023.

Commitments and other contingencies

Current tax rules related to stablecoins require significant judgments to be made in interpretation of the law, including but not limited to the withholding tax, income tax and information reporting. Additional guidance may be issued by U.S. and non-U.S. governing bodies that may significantly differ from the Company’s interpretation of the law, which could have unforeseen effects on our financial condition and results of operations, and as a result, the related impact on our financial condition and results of operations is not estimable but could be material.

The Company is in a dispute with a financial advisor regarding advisory fees related to an engagement letter between the parties. In March 2022, the Company’s Board of Directors passed a resolution to terminate the engagement letter. The financial advisor has subsequently asserted that the termination of the engagement letter is ineffective and has demanded fees and interest for various transactions. The Company believes it has properly and effectively terminated the engagement with the financial advisor, and strenuously disputes the financial advisor’s demand for any fees in connection with the transactions, which have all been conducted without the financial advisor’s assistance. At this time, no litigation has been filed with respect to this matter and the fees payable to the financial advisor, if any, cannot be reasonably estimated.

Refer to Note 24 for additional commitments associated with a lease of corporate office space that commenced in January 2024.

24. Subsequent events

The Company has evaluated subsequent events through April 12, 2024, the date the financial statements were available to be issued, and has concluded there were no subsequent events requiring adjustments or disclosure other than disclosed below.

In January 2024, the Company commenced a lease for corporate office space. The estimated total commitments related to this lease (excluding expected build-out costs, taxes, utilities, and other operating expenses) over the nine years and nine months lease term is approximately $28.4 million.

    shares

Common stock

Preliminary prospectus

J.P. Morgan

     , 2024

Part II

Information not required in the prospectus

Item 13. Other expenses of issuance and distribution

Estimated expenses, other than underwriting discounts and commissions, of this offering are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders, or disinterested directors or otherwise. Our bylaws provide for indemnification by the registrant of our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for (i) a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our stockholders, (ii) a director’s or officer’s act or omission not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) a director’s unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, and (v) an officer in any action by or in the right of our company.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent sales of unregistered securities

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act:

•

In May 2022, we sold 9,515,886 shares of Series F redeemable convertible preferred stock for $401.0 million. The securities were sold to certain investment funds, institutional investors, and other persons. No underwriters were involved in this offering. The sale was exempt from registration under Section 4(a)(2) of the Securities Act in that the transaction was between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering.

•

In April 2023, we sold warrants to purchase 4,506,264 shares to a commercial counterparty. No underwriters were involved in this offering. The sale was exempt from registration under Section 4(a)(2) of the Securities Act in that the transaction was between an issuer and a sophisticated investor and did not involve any public offering.

•

In August 2023, we sold warrants to purchase 3,562,139 shares to a commercial counterparty. No underwriters were involved in this offering. The sale was exempt from registration under Section 4(a)(2) of the Securities Act in that the transaction was between an issuer and a sophisticated investor and did not involve any public offering.

•

During the years ended December 31, 2021, 2022, and 2023, stock options to purchase 3,815,927 shares, 509,776 shares, and 989,800 shares, respectively, were exercised, at weighted-average exercise prices of $0.11, $1.10, and $1.05, respectively. The issuance of the shares upon exercise were exempt from registration under Section 4(a)(2) of the Securities Act in that the transaction was between an issuer and sophisticated investors or members of its management and did not involve any public offering or under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 16. Exhibits and financial statement schedules

Exhibits

The following documents are filed as part of this registration statement:

1.1	*	Form of Underwriting Agreement

3.1	*	Form of amended and restated certificate of incorporation, to be in effect immediately prior to the consummation of this offering

3.2	*	Form of amended and restated bylaws, to be in effect immediately prior to the consummation of this offering

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1	*#†	Collaboration Agreement, dated August 18, 2023, between Circle Internet Financial, LLC and Coinbase Global, Inc.

10.2	*†	Investors’ Rights Agreement, dated , 2024, between Circle Internet Group, Inc. and the holders named therein

10.3	*§	Employment Offer Letter of Jeremy Allaire

10.4	*§	Employment Offer Letter of Heath Tarbert

10.5	*§	Employment Offer Letter of Elisabeth Carpenter

10.6	*§	Share Award Scheme

10.7	*§	Form of Equity Incentive Plan

10.8	*§	Form of Employee Stock Purchase Plan

16.1	*	Letter from Grant Thornton LLP

21.1	*	List of subsidiaries

23.1	*	Consent of Deloitte & Touche LLP

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1	*	Powers of attorney (included on signature page to the registration statement)

107	*	Filing fee table

*	To be filed by amendment.

#	Portions of this exhibit have been omitted because they are both (i) not material and (ii) customarily and actually treated by the registrant as private or confidential.

†	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the SEC upon request.

§	Indicates a management contract or compensatory plan.

Financial statements schedules

All schedules have been omitted because they are not required or are not applicable, or the information is otherwise set forth in the consolidated financial statements and related notes thereto.

Item 17. Undertakings

The undersigned hereby undertakes:

(a)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on      , 2024.

Circle Internet Financial Limited

By:
Name: Jeremy Allaire
Title: Chief Executive Officer

Each person whose signature appears below constitutes and appoints Jeremy Allaire, Jeremy Fox-Geen, and Heath Tarbert, and each of them, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person’s name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on      , 2024 in the capacities indicated:

Jeremy Allaire	Chairman and Chief Executive Officer (principal executive officer)

Jeremy Fox-Geen	Chief Financial Officer (principal financial officer and principal accounting officer)

P. Sean Neville	Director

Rajeev Date	Director

David Orfao	Director

M. Michele Burns	Director

Danita Ostling	Director

Anita Sands	Director

Craig Broderick	Director

Heath Tarbert	Authorized Representative in the United States